ENERGIZING LIVES FOR A BETTER TOMORROW TM MDU Resources Group, Inc. 2025 Annual Report and 2026 Proxy Statement

Fellow Stockholders: Although much has changed at MDU Resources over the past several years, much has remained the same. At the core of our evolution has been a steadfast commitment to reliability, disciplined execution and long-term value creation for our stockholders. As we have completed our transformation into a pure play regulated energy company, that commitment has guided every strategic decision and we believe has positioned MDU Resources for consistent performance and steady growth. Our strategy is grounded in focus, discipline and execution. We operate a diversified portfolio of regulated electric, natural gas distribution and pipeline assets that provides stability through economic cycles while designed to support long‑term growth. The goal of this approach is to enable us to evolve our company and align capital allocation, operational priorities and regulatory engagement to create enduring value. In 2025, that strategy continued to translate into tangible results. Customer growth remained within our targeted 1% to 2% range, regulatory engagement remained constructive and our teams advanced a portfolio of infrastructure investments designed to strengthen reliability and increase system capacity. These investments are long‑lived and closely aligned with meeting customer affordability needs. Capital investment remains central to our value proposition. We are executing a multi‑year plan to invest approximately $3.1 billion over five years, focused on electric transmission, natural gas distribution infrastructure and pipeline expansion projects. This investment path is expected to support long-term earnings per share growth of 6% to 8% as well as continued rate base growth. We continue to pursue this growth while maintaining financial discipline. Our balance sheet and capital structure are managed to support financial flexibility and long‑term stockholder value. In 2025, the board of directors approved a 7.7% dividend increase, extending our record of 88 consecutive years of uninterrupted dividends. This reflects the durability of our regulated business model and our commitment to consistent returns. Letter to Stockholders MDU RESOURCES GROUP, INC.2

Energizing Growth Where It Matters Reliable energy delivery is the foundation of strong communities. Across our service territory, more than 1.2 million electric and natural gas customers depend on our systems every day to energize homes, businesses, hospitals, schools and other essential services. Customer growth continues to be a steady and important driver of investment. Residential and commercial development remains healthy across our footprint, while industrial demand continues to evolve. Increasingly, our systems are supporting energy‑intensive customers such as data centers and advanced manufacturing facilities. Our approach to serving data center customers reflects the benefits of disciplined execution within a regulated framework. These customers are currently served with minimal capital investment. This strategy provides benefits to all customers through improved utilization of system assets, revenue sharing mechanisms and transmission cost efficiencies that help support affordability. Balancing cost-effectiveness with infrastructure investment remains a central focus. Throughout 2025, we advanced regulatory activity across multiple jurisdictions to align cost recovery with capital investments and operating costs. Supportive regulatory mechanisms like infrastructure riders and interim rate relief help ensure timely recovery while supporting cost-effectiveness and system reliability. Beyond energy delivery, we remain deeply committed to the communities we serve. Through customer assistance programs, energy efficiency initiatives and community partnerships, we work to ensure access to essential energy services, and we support community development across our footprint. Strength in Every Mile, Reliability in Every Watt and Therm Operational excellence is a defining characteristic of MDU Resources. In 2025, our teams continued to execute on a diverse portfolio of projects designed to strengthen reliability, expand capacity and support long‑term growth. The Badger Wind project represents a cost-effective addition to our resource portfolio. We acquired a 49% undivided ownership interest, representing 122.5 megawatts of the project’s total 250‑megawatt capacity, with 27.5 megawatts of the remaining capacity under a long‑term power purchase agreement. We also continued to advance the Jamestown‑to‑Ellendale Transmission Line (JETx), a 345‑kilovolt transmission project in North Dakota being developed in partnership with Otter Tail Power. Identified through the Midcontinent Independent System Operator’s Long‑Range Transmission Planning process, JETx is designed to enhance grid reliability, improve resiliency during extreme weather events and increase transfer capability. • 49% undivided ownership interest • Representing 122.5 megawatts of the total 250 megawatt capacity • In service December 1, 2025 Letter to Stockholders MDU RESOURCES GROUP, INC. 3ANNUAL REPORT

Our pipeline segment continues to benefit from a disciplined, customer‑driven growth model. The Minot Expansion Project was placed into service in November 2025, increasing natural gas transportation capacity by approximately seven million cubic feet per day. We also continue to make progress on required surveys for the Line Section 32 Expansion Project and anticipate filing a FERC application in early 2026. This project is designed to increase transportation capacity by approximately 190 million cubic feet per day to support a new electric generation facility in northwest North Dakota. Construction is targeted to be complete in late 2028. Our pipeline segment also continues to advance the Minot Industrial Project. This proposed project could consist of an approximately 90-mile pipeline from Tioga, North Dakota to Minot, North Dakota and ancillary facilities to support anticipated industrial demand in the area. The company has signed an agreement to support the early-stage development of the project through the second quarter of 2026. In addition, we continue to make progress on the proposed Bakken East Pipeline Project, which could consist of approximately 350 miles of pipeline from the Bakken region to eastern North Dakota, along with additional laterals. In 2025, the North Dakota Industrial Commission selected the project for firm capacity commitments of up to $50 million annually for a ten‑year period, reinforcing the strength of underlying demand. The FERC pre-filing request was submitted Dec. 23, 2025, and the company concluded a binding open season in the first quarter of 2026. Negotiations continue with precedent agreements and letters of intent with several interested parties. These projects reflect our ability to deliver reliable natural gas transportation and storage services while supporting industrial and community growth across the Northern Plains. Each of these initiatives underscores our commitment to safety, reliability and the responsible development of energy infrastructure. Operational excellence isn’t just a collection of metrics, it’s ingrained in who we are and how we perform as a company. Returns That Endure For nearly eight decades as a publicly-traded company, MDU Resources has built a reputation for delivering consistent stockholder returns. Our 2025 performance once again demonstrated this strength. Our growth model, supported by a disciplined capital investment program and constructive regulatory environment, continues to generate reliable cash flow and strong earnings performance. We maintained a healthy balance sheet throughout the year that provides the flexibility to fund growth while continuing to return value to stockholders. Letter to Stockholders MDU RESOURCES GROUP, INC.4

We remain committed to our long-term dividend philosophy, which emphasizes consistency and sustainability. The dividend increase approved in 2025 reinforces both our confidence in the strength of our operations and our long-term growth outlook. In December 2025, we completed a follow-on offering of our common stock at a public offering price of $19.70 per share. In connection with the offering, we entered into forward sale agreements, which provide flexibility to settle the agreements on one or more dates prior to December 2027, subject to certain price adjustments. The shares of common stock in the forward sale agreements are expected to meet a substantial portion of our equity needs to support our capital investment plans for 2026 and a portion of 2027. Looking forward, we expect continued rate base expansion, customer growth of approximately 1% to 2% annually and additional opportunities within our pipeline operations to meet growing regional demand. Combined, we believe these drivers position MDU Resources to continue delivering attractive, sustainable returns for years to come. The People Behind the Energy Our people are the heart of MDU Resources. From field crews maintaining infrastructure in challenging weather to engineers advancing infrastructure projects and customer service teams providing exceptional care, our employees embody the values that define us: integrity, safety, respect, excellence and stewardship. Across our family of companies, we operate with a commitment not only to meet industry standards, but to exceed them wherever possible. We enlist subject matter experts, conduct rigorous internal audits and continuously refine our procedures to strengthen compliance, mitigate risk and enhance system reliability. Throughout 2025, our employees demonstrated remarkable dedication and professionalism. Their work ethic ensures that customers receive safe and reliable energy every day, and their innovation helps us find new ways to operate more efficiently and effectively. Continuous improvement is fundamental to how we operate. We analyze near-miss events, review operational metrics, implement corrective actions and share lessons learned across business segments to ensure consistent application of best practices. Letter to Stockholders MDU RESOURCES GROUP, INC. 5ANNUAL REPORT

Nicole A. Kivisto President and Chief Executive Officer Darrel T. Anderson Chair of the Board We also continue to invest in leadership development, training and safety programs that build both skill and confidence across our workforce. Our CORE Leadership Program and Summit, E-Academy Library and Mentoring program exemplify our commitment to growing leaders and strengthening our culture of service. This employee-driven culture is at the foundation of our success. It ensures we not only deliver results today but also build the capacity to grow and innovate for the future. A Future Built on Integrity As we look ahead, we remain confident in our ability to continue delivering strong financial results and meaningful progress toward our strategic goals. We will remain disciplined in our capital allocation, prudent in our regulatory engagement and steadfast in our commitment to safety and reliability with a long-term financial outlook, targeting 6% to 8% annual earnings per share growth and continued dividend growth. Integrity is the constant in everything we do; integrity in how we manage operations, in how we serve customers, in how we invest for the future and in how we deliver value for stockholders. To our stockholders, we extend our gratitude for your continued trust. To our employees, we thank you for your dedication and excellence. And to our customers and communities, we remain deeply honored to serve you. Together, we are energizing lives for a better tomorrow. Letter to Stockholders MDU RESOURCES GROUP, INC.6

MDU RESOURCES GROUP, INC. 7ANNUAL REPORT

$190.4 million $0.93/share $191.4 million $0.54/share 88 years >1.2 million ~2.9 Bcf/day 2025 Highlights MDU RESOURCES GROUP, INC.8 GAAP Earnings EPS Diluted Annual Dividend Per Share Consecutive Years of Paid Dividends Utility Customers Natural Gas Pipeline Capacity Income from Continuing Operations

Year ended December 31, 2025 ($ in millions, except per share amounts) Operating revenues $ 1,875.1 Operating income $ 290.4 Net income $ 190.4 Earnings per share, diluted $ .93 Income from continuing operations $ 191.4 Earnings per share from continuing operations, diluted $ .93 Dividends declared per common share $ .54 Weighted average common shares outstanding – diluted 205.3 Total assets $ 7,622 Total equity $ 2,773 Total debt $ 2,677 Capitalization ratios: Total equity 50.9% Total debt 49.1% Book value per share $ 13.57 Market price per share as of Dec. 31 $ 19.52 Market value as a percent of book value 143.8% Employees 2,096 2025 Highlights MDU RESOURCES GROUP, INC. 9ANNUAL REPORT

Alliant Energy Corporation Atmos Energy Corporation Avista Corporation Black Hills Corporation Chesapeake Utilities Corporation IDACORP, Inc. MGE Energy, Inc. National Fuel Gas Company New Jersey Resources Corporation NiSource Inc. Northwest Natural Holding Company NorthWestern Energy Group, Inc. OGE Energy Corp. ONE Gas, Inc. Otter Tail Corporation Pinnacle West Capital Corporation Portland General Electric Company Southwest Gas Holdings, Inc. Spire Inc. TXNM Energy, Inc. Stockholder Return Comparison MDU RESOURCES GROUP, INC.10 Data is indexed to December 31, 2025, for the one-year total stockholder return comparison and December 31, 2020, for the five-year total stockholder return comparison for MDU Resources and the peer groups. Total stockholder return is calculated using the December 31 price for each year. It is assumed that all dividends are reinvested in stock at the frequency paid, and the returns of each component peer issuer of the group are weighted according to the issuer’s stock market capitalization at the beginning of the period and excludes any appreciation in value from the spinoffs of Knife River in 2023 and Everus Construction Group in 2024. MDU Resources S&P SmallCap 600 Index New Peer Group 11.8% 6.0% 16.4% 43% Comparison of One-Year Total Stockholder Return (as of December 31, 2025) Comparison of Five-Year Total Stockholder Return (in dollars) $100 invested December 31, 2020, in MDU Resources was worth $225.11 at year-end 2025. S&P SmallCap 600 IndexMDU Resources Peer Group 0 50 100 150 200 $250 ’24 ’25’23’22’21’20 Company Name / Index 12/31/20 12/31/21 12/31/22 12/31/23 12/31/24 12/31/25 MDU Resources Group, Inc. $100.00 $120.37 $122.13 $119.82 $201.42 $225.11 S&P SmallCap 600 Index 100.00 126.82 106.40 123.48 134.22 142.30 Peer Group 100.00 117.81 120.62 116.35 139.72 162.61 Peer Group Issuers:

Our Segments

ELECTRIC UTILITY

MONTANA-DAKOTA UTILITIES CO.


MT
ND
WY
SD
Electric generating stations

Montana-Dakota Utilities Co. (MDU) provides electric service to more than 146,000 customers across approximately 185 communities in North Dakota, South Dakota, Montana and Wyoming. The company's electric system is supported by a diversified mix of electric generation facilities, about 3,400 miles of transmission lines and nearly 4,900 miles of distribution lines. These assets enable MDU to deliver dependable energy across a broad service territory.

Through a continued focus on operational efficiency, responsible resource management and system reliability, the company works to minimize waste and optimize the use of existing assets. This approach reflects MDU's commitment to sustainable operations that address today's energy needs while supporting the well-being of future generations.

NATURAL GAS DISTRIBUTION

CASCADE NATURAL GAS CORPORATION® | INTERMOUNTAIN® GAS COMPANY | MONTANA-DAKOTA UTILITIES CO. | GREAT PLAINS NATURAL GAS CO.


WA
OR
ID
MT
WY
ND
SD
MN

MDU Resources' natural gas utilities deliver safe, reliable and affordable energy services across the Great Plains and Pacific Northwest. Through disciplined investment, positive regulatory engagement and a focus on safety and customer service, including ongoing investments in advanced leak detection technology, these utilities are critical in supporting the energy needs of the communities they serve.

Montana-Dakota Utilities provides natural gas distribution services across North Dakota, South Dakota, Montana and Wyoming. The utility serves nearly 319,000 customers across hundreds of communities and operates an extensive distribution network designed to meet residential, commercial and industrial demand. Ongoing investments in pipeline integrity and system modernization support reliable service delivery.

Intermountain Gas Co. is the largest natural gas utility in Idaho, serving more than 441,000 residential, commercial and industrial customers. The company is widely recognized for its reliability and customer satisfaction. Intermountain Gas continues to invest in infrastructure maintenance and replacement to ensure long-term system safety and performance.

Cascade Natural Gas Corp. serves over 322,000 customers across western and central Washington and central and eastern Oregon. In addition to maintaining a high-reliability distribution network, Cascade is actively advancing renewable natural gas (RNG) initiatives. RNG projects sourced from landfills, wastewater treatment facilities and agricultural operations are being integrated into Cascade's system, supporting climate policies while maintaining system reliability.

Great Plains Natural Gas Co., a division of Montana-Dakota Utilities, serves more than 24,000 customers in western Minnesota. The utility focuses on dependable natural gas distribution to its communities, supported by targeted investments in system maintenance. Great Plains continues to uphold its long-standing commitment to safe operations and community engagement.

PIPELINE

WBI ENERGY


MT
ND
MN
WY
SD
Company storage field
Interconnecting pipelines
Pipeline systems

WBI Energy is a leading provider of natural gas transportation and storage services in the Northern Plains, operating a regulated pipeline network of more than 3,800 miles. The company owns and operates two underground natural gas storage fields, including the largest in North America.

Strategically located near the Bakken, WBI Energy plays a critical role in delivering energy that supports communities and regional economic growth, including advancing the proposed Bakken East pipeline to expand capacity and support North Dakota's long-term energy and economic development.

ANNUAL REPORT 11

Darrel T. Anderson Chair of MDU Resources Board of Directors Nicole A. Kivisto President and Chief Executive Officer of MDU Resources Vernon A. Dosch 2 years of service (A) Bismarck, North Dakota Marian M. Durkin 2 years of service (C,N) Minnetonka, Minnesota 2 years of service (A,N) Anoka, Minnesota Douglas W. Jaeger 25 years of service (C,N) Dickinson, North Dakota Dennis W. Johnson 3 years of service (A,C,N) Eagle, Idaho Formerly president and chief executive officer of IDACORP, Inc. and Idaho Power Company, an integrated electric utility serving customers in Idaho and Oregon 2 years of service Bismarck, North Dakota Formerly president and chief executive officer of Cascade Natural Gas Corp., Intermountain Gas Co. and Montana-Dakota Utilities Co. Formerly president and chief executive officer of National Information Solutions Cooperative, a provider of advanced IT solutions and support Formerly senior vice president, general counsel, corporate secretary and chief compliance officer of Avista Corporation, an electric and natural gas utility company President and chief executive officer of Ulteig, Inc., formerly held senior leadership positions with investor- owned utilities Xcel Energy Inc. and Exelon Corp. Formerly chair, president and chief executive officer of TMI Group, an architectural woodwork manufacturer; vice chair of Bank of North Dakota advisory board of directors Charles M. Kelley 1 year of service (A) Tulsa, Oklahoma Tammy J. Miller 1 year of service (A) Fargo, North Dakota 1 years of service (A) Anoka, Minnesota Priti R. Patel Formerly senior vice president, natural gas pipelines of ONEOK, Inc., a diversified and integrated midstream energy company Formerly lieutenant governor of North Dakota and formerly board chair and chief executive officer of Border States Vice president and chief transmission officer of Great River Energy; formerly held senior transmission, strategy and legal roles (A) Audit Committee (C) Compensation and Human Capital Committee (N) Nominating and Governance Committee Committee Chair Ex Officio Member Board of Directors MDU RESOURCES GROUP, INC.12

Nicole A. Kivisto President and Chief Executive Officer 31 years of service Dyke Boese Chief Information Officer 27 years of service Anthony D. Foti Chief Legal Officer and Corporate Secretary 2 years of service Rob L. Johnson President of WBI Energy Inc. 43 years of service Anne M. Jones Chief Human Resources, Administration and Safety Officer 44 years of service Garret Senger Chief Utilities Officer 43 years of service Stephanie A. Sievert Chief Accounting and Regulatory Affairs Officer 30 years of service Jason L. Vollmer Chief Financial Officer 21 years of service Management Policy Committee MDU RESOURCES GROUP, INC. 13ANNUAL REPORT

Milestones

Intermountain Gas Co.: 75 Years of Service

On October 12, 1950, Intermountain Gas Company was incorporated in Boise with a clear purpose: bring safe, reliable natural gas service to growing Idaho communities. Five years later, in December 1955, after certification by the Idaho Public Utilities Commission, the company connected its first customers and marked the beginning of a legacy that would mirror the growth of Idaho itself.



As neighborhoods expanded and businesses flourished, Intermountain Gas invested steadily in the needed energy infrastructure. The company was building and maintaining the distribution system that would fuel homes, schools, hospitals and industry. In the 1960s, the company established its Boise headquarters campus, signaling both permanence and long-term commitment to the communities it served.

A pivotal chapter began in 2008 when Intermountain Gas became a wholly owned subsidiary of MDU Resources Group. The alignment strengthened the company through disciplined capital investment and customer-focused growth. Today, Intermountain Gas serves more than 441,000 residential, commercial and industrial customers across 74 communities in southern Idaho.

In 2025, the company marked its 75th anniversary not just by looking back but also by giving forward. To commemorate the milestone, Intermountain Gas awarded $7,500 community grants to five Idaho nonprofit organizations, one in each of its districts. Employees nominated the recipients, reinforcing the company's belief that those closest to the community understand its needs best.


WCA
ACCESS RAMP
INTERMOUNTAIN GAS COMPANY
1001
August 25, 2025
Women's and Children's Alliance
7,500
Seven thousand five hundred dollars and 00/100
Community Support

The selected organizations supported housing initiatives, survivors of domestic violence, youth programs, first responders, veterans and military families. These causes reflect the communities Intermountain has served for three-quarters of a century.

Seventy-five years after its founding, Intermountain Gas remains grounded in the same principles that defined its earliest days: safety, reliability and meaningful community partnership. The system has grown significantly, and along with it, the support and service Intermountain Gas and its employees proudly provide.

14 MDU RESOURCES GROUP, INC.

Milestones MDU RESOURCES GROUP, INC. 15ANNUAL REPORT WBI Energy’s 40th anniversary in 2025 marked four decades of operation as a standalone, federally regulated interstate natural gas pipeline company, while also reflecting a much deeper legacy of energy service in the Northern Plains. The milestone traces back to 1985, when the FERC authorized the creation of Williston Basin Interstate Pipeline Company as a separate subsidiary of MDU Resources Group, Inc. Although the organization’s pipeline roots extend to the 1920s, that regulatory action formally established Williston Basin Interstate Pipeline Company as an independent pipeline entity, setting the foundation for the modern company known today as WBI Energy. Over the ensuing 40 years, WBI Energy evolved from a regional pipeline operator into a critical piece of energy infrastructure serving Minnesota, Montana, North Dakota, South Dakota and Wyoming. The system grew to approximately 3,800 miles of pipeline, supported by underground storage assets and multiple interconnections that allow natural gas to move efficiently across state and international boundaries. In 2012, the company rebranded as WBI Energy, reflecting a broader and more diversified portfolio while maintaining its core mission of safe, reliable natural gas transportation. Rather than centering on a single, highly visible anniversary celebration, WBI Energy’s 40th year unfolded alongside significant forward-looking activity. In 2025, the company advanced major infrastructure initiatives, including continued development of the proposed Bakken East Pipeline Project, aimed at strengthening natural gas access and reliability in eastern North Dakota. Ongoing regulatory filings and state-level support underscored WBI Energy’s role as a long-term, trusted infrastructure provider focused on future demand and regional growth. The anniversary year also aligned with WBI Energy’s enduring commitment to its employees and the communities it serves. Through volunteerism, charitable giving and foundation programs established decades earlier, the company continued to emphasize service, safety and stewardship. WBI Energy’s 40th anniversary represented not only a single moment of celebration, but also a sustained commitment to delivering energy safely and responsibly for decades to come. WBI Energy: 40 Years of Service

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

Commission file number 1-03480

MDU RESOURCES GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	30-1133956
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1200 West Century Avenue
P.O. Box 5650
Bismarck, North Dakota 58506-5650
(Address of principal executive offices)
(Zip Code)
(701) 530-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	MDU	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒.

State the aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2025: $3,394,621,007.

Indicate the number of shares outstanding of the registrant's common stock, as of February 13, 2026: 204,382,821 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Relevant portions of the registrant's 2026 Proxy Statement, to be filed no later than 120 days from December 31, 2025, are incorporated by reference in Part III, Items 10, 11, 12, 13 and 14 of this Report.

MDU RESOURCES GROUP, INC.2 Part I Page Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4 Cautionary Note Regarding Forward-Looking Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7 Item 1 Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7 General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7 Electric . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12 Natural Gas Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17 Pipeline . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20 Discontinued Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21 Item 1A Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21 Item 1B Unresolved Staff Comments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34 Item 1C Cybersecurity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34 Item 2 Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36 Item 3 Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36 Item 4 Mine Safety Disclosures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36 Part II   Item 5 Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37 Item 6 Reserved . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37 Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 38 Item 7A Quantitative and Qualitative Disclosures About Market Risk . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 62 Item 8 Financial Statements and Supplementary Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 63 Consolidated Statements of Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67 Consolidated Statements of Comprehensive Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 68 Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 69 Consolidated Statements of Equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 70 Consolidated Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 71 Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 73 1. Basis of Presentation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 73 2. Significant Accounting Policies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 74 3. Discontinued Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 80 4. Revenue from Contracts with Customers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 81 5. Property, Plant and Equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 83 6. Regulatory Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 84 7. Environmental Allowances and Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 86 8. Fair Value Measurements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 87 9. Debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 89 10. Asset Retirement Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 91 11. Equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 92 12. Stock-Based Compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 93 Contents 2 MDU Resources Group, Inc. Form 10-K

3FORM 10-K Part II (continued) Page 13. Income Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 95 14. Business Segment Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 98 15. Employee Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 102 16. Jointly Owned Facilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 110 17. Commitments and Contingencies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 111 Item 9 Changes in and Disagreements With Accountants on Accounting and Financial Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 115 Item 9A Controls and Procedures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 115 Item 9B Other Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 115 Item 9C Disclosure Regarding Foreign Jurisdictions that Prevent Inspections . . . . . . . . . . . . . . . . . . . . . . . . 115 Part III   Item 10 Directors, Executive Officers, and Corporate Governance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 116 Item 11 Executive Compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 116 Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 116 Item 13 Certain Relationships and Related Transactions, and Director Independence . . . . . . . . . . . . . . . . 116 Item 14 Principal Accountant Fees and Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 116 Part IV Item 15 Exhibits, Financial Statement Schedules . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 117 3. Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 122 Item 16 Form 10-K Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 124 Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 125 Contents MDU Resources Group, Inc. Form 10-K 3

MDU RESOURCES GROUP, INC.4 Definitions The following abbreviations and acronyms used in this Form 10-K are defined below: Abbreviation or Acronym AFUDC Allowance for funds used during construction Applied Digital Applied Digital Corporation Army Corps U.S. Army Corps of Engineers ASC FASB Accounting Standards Codification ASU FASB Accounting Standards Update ATM At-the-Market Badger Wind Farm 250 MW wind turbine farm near Wishek, North Dakota (49.0 percent ownership) Bcf Billion cubic feet Big Stone Station 475-MW coal-fired electric generating facility near Big Stone City, South Dakota (22.7 percent ownership) Board Company's Board of Directors BSSE 345-kV transmission line from Ellendale, North Dakota, to Big Stone City, South Dakota (50 percent ownership) Cascade Cascade Natural Gas Corporation, an indirect wholly-owned subsidiary of MDU Energy Capital Centennial CEHI, LLC, a direct wholly-owned subsidiary of the Company, formerly known as Centennial Energy Holdings, Inc. prior to the separation of Knife River from the Company. References to Centennial's historical business and operations refer to the business and operations of Centennial Energy Holdings, Inc. Centennial Capital Centennial Holdings Capital LLC, a direct wholly-owned subsidiary of Centennial CERCLA Comprehensive Environmental Response, Compensation and Liability Act CIO Chief Information Officer Code U.S. Internal Revenue Code CODM Chief Operating Decision Maker Company MDU Resources Group, Inc. COVID-19 Coronavirus disease 2019 Coyote Creek Coyote Creek Mining Company, LLC, a subsidiary of The North American Coal Corporation Coyote Station 427-MW coal-fired electric generating facility near Beulah, North Dakota (25 percent ownership) CWIP Construction work in progress, costs associated with the construction of new utility facilities recorded on the balance sheet until these facilities are placed in service. CyROC Cyber Risk Oversight Committee DC Circuit Court U.S Court of Appeals for the D.C. Circuit dk Decatherm EBITDA Earnings before interest, taxes, depreciation and amortization EIN Employer Identification Number EDA Equity Distribution Agreement EPA U.S. Environmental Protection Agency ERISA Employee Retirement Income Security Act of 1974, as amended ERM Enterprise risk management ESG Environmental, social and governance Everus Everus Construction Group, Inc., a wholly-owned subsidiary of the Company prior to the separation from the Company, that was established in conjunction with the separation of Everus Construction Everus Construction Everus Construction, Inc., a direct wholly-owned subsidiary of Centennial prior to the separation from the Company, formerly known as MDU Construction Services Group, Inc. prior to March 12, 2024 Exchange Act Securities Exchange Act of 1934, as amended FASB Financial Accounting Standards Board FERC Federal Energy Regulatory Commission Definitions 4 MDU Resources Group, Inc. Form 10-K

5FORM 10-K Definitions Fidelity Fidelity Exploration & Production Company, an indirect wholly-owned subsidiary of Centennial (previously referred to as the Company's exploration and production segment) FIP Funding improvement plan FSA Forward sale agreement GAAP Accounting principles generally accepted in the United States of America GHG Greenhouse gas Great Plains Great Plains Natural Gas Co., a public utility division of Montana-Dakota GVTC Generation Verification Test Capacity Holding Company Reorganization The internal holding company reorganization completed on January 1, 2019, pursuant to the agreement and plan of merger, dated as of December 31, 2018, by and among Montana-Dakota, the Company and MDUR Newco Sub, which resulted in the Company becoming a holding company and owning all of the outstanding capital stock of Montana-Dakota. IBEW International Brotherhood of Electrical Workers ICWU International Chemical Workers Union Impact Report Company's 2024 Impact Report Intermountain Intermountain Gas Company, an indirect wholly-owned subsidiary of MDU Energy Capital IPUC Idaho Public Utilities Commission IRA Inflation Reduction Act IRP Integrated Resource Plan IRS Internal Revenue Service Item 8 Financial Statements and Supplementary Data JETx 345-kV transmission line from Jamestown, North Dakota to Ellendale, North Dakota (50 percent ownership) Knife River Established as Knife River Corporation prior to the separation from the Company, a direct wholly-owned subsidiary of Centennial. Knife River refers to Knife River Corporation, during the period prior to separation, now known as "KRC Materials, Inc." Following the separation Knife River refers to Knife River Holding Company, now known as Knife River Corporation. K-Plan Company's 401(k) Retirement Plan kW Kilowatts kWh Kilowatt-hour kV Kilovolts Leading with Integrity Policy Company's code of business conduct MAOP Maximum allowable operating pressure MD&A Management's Discussion and Analysis of Financial Condition and Results of Operations MDU Energy Capital MDU Energy Capital, LLC, a direct wholly-owned subsidiary of the Company MDUR Newco MDUR Newco, Inc., a public holding company created by implementing the Holding Company Reorganization, now known as the Company MDUR Newco Sub MDUR Newco Sub, Inc., a direct, wholly-owned subsidiary of MDUR Newco, which was merged with and into Montana-Dakota in the Holding Company Reorganization MEPP Multiemployer pension plan MISO Midcontinent Independent System Operator, Inc., the organization that provides open- access transmission services and monitors the high-voltage transmission system in the Midwest United States and Manitoba, Canada and a southern United States region which includes much of Arkansas, Mississippi and Louisiana MMcf Million cubic feet MMdk Million dk MNPUC Minnesota Public Utilities Commission Montana-Dakota Montana-Dakota Utilities Co. a direct wholly-owned subsidiary of MDU Energy Capital MPPAA Multiemployer Pension Plan Amendments Act of 1980 MTPSC Montana Public Service Commission MW Megawatt NDDEQ North Dakota Department of Environmental Quality Definitions MDU Resources Group, Inc. Form 10-K 5

MDU RESOURCES GROUP, INC.6 Definitions NDPSC North Dakota Public Service Commission NERC North American Electric Reliability Corporation NPA Note Purchase Agreement NYSE New York Stock Exchange OBBBA One Big Beautiful Bill Act ODEQ Oregon Department of Environmental Quality OPUC Oregon Public Utility Commission PCAOB Public Company Accounting Oversight Board PCBs Polychlorinated biphenyls PHMSA Pipeline and Hazardous Material Safety Administration PPA Power purchase agreement Proxy Statement Company's 2026 Proxy Statement PRP Potentially Responsible Party PSAs Performance share awards RCRA Resource Conservation and Recovery Act RNG Renewable natural gas ROE Return on equity RP Rehabilitation plan RSUs Restricted stock units SBCC State Building Code Council SDPUC South Dakota Public Utilities Commission SEC U.S. Securities and Exchange Commission Securities Act Securities Act of 1933, as amended Sheridan System A separate electric system owned by Montana-Dakota SOFR Secured Overnight Financing Rate SPP Southwest Power Pool, the organization that manages the electric grid and wholesale power market for the central United States. TSA Transportation Security Administration UA United Association of Journeyman and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada VIE Variable interest entity Washington DOE Washington State Department of Ecology WBI Energy WBI Energy, Inc., an indirect wholly-owned subsidiary of Centennial WBI Energy Transmission WBI Energy Transmission, Inc., an indirect wholly-owned subsidiary of Centennial WUTC Washington Utilities and Transportation Commission Wygen III 100-MW coal-fired electric generating facility near Gillette, Wyoming (25 percent ownership) WYPSC Wyoming Public Service Commission ZRCs Zonal resource credits - a MW of demand equivalent assigned to generators by MISO for meeting system reliability requirements Definitions 6 MDU Resources Group, Inc. Form 10-K

7 Part I FORM 10-K Cautionary Note Regarding Forward-Looking Statements This Form 10-K contains forward-looking statements within the meaning of the federal securities laws. Other than statements of historical facts, all statements which address activities, events or developments that the Company anticipates will or may occur in the future are based on underlying assumptions (many of which are based, in turn, upon further assumptions), including, but not limited to, statements identified by the words "anticipates," "estimates," "expects," "intends," "plans," and "predicts," in each case related to such things as growth estimates, stockholder value creation, the Company's "CORE" strategy, capital expenditures, financial guidance, trends, objectives, goals, strategies, earnings per share growth targets, dividend payout ratio targets, customer rates, regulatory approvals, sustainability, and other such matters, each of which is a forward-looking statement. These forward-looking statements are based on many assumptions and factors, which are detailed in the Company's filings with the SEC. While made in good faith, these forward-looking statements are based largely on the Company's expectations and judgments and are subject to a number of risks and uncertainties, many of which are unforeseeable and beyond the Company's control. For additional discussion regarding risks and uncertainties that may affect forward-looking statements, see Item 1A - Risk Factors. Any changes in such assumptions or factors could produce significantly different results. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Except as required by applicable law, the Company undertakes no obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise. Item 1. Business General The Company is a pure-play regulated energy delivery business. Its principal executive offices are located at 1200 West Century Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, telephone (701) 530-1000. Montana-Dakota was incorporated under the state laws of Delaware in 1924. The Company was incorporated under the state laws of Delaware in 2018. Upon the completion of the Holding Company Reorganization, Montana-Dakota became a subsidiary of the Company. The Company adopted a new mission statement in early 2025, "With integrity, deliver value as a leading energy provider and employer of choice." Through a strategy focusing on its "CORE," the Company strives to deliver superior value and achieve industry-leading performance as a pure-play regulated energy delivery company, while pursuing organic growth opportunities. The Company's "CORE" strategy prioritizes customers and communities, operational excellence, returns focused initiatives and an employee driven culture. The Company generates, transmits and distributes electricity and provides natural gas distribution, transportation and storage services. These businesses are regulated by state public service commissions and/or the FERC. As part of the Company's continual review of its business, the Company announced strategic initiatives to enhance stockholder value. On May 31, 2023, the Company executed the separation of Knife River, the construction materials and contracting business, from the Company, resulting in Knife River becoming an independent, publicly-traded company. On October 31, 2024, the Company completed the separation of Everus, the construction services business, from the Company, resulting in Everus becoming an independent, publicly-traded company. Index Part I MDU Resources Group, Inc. Form 10-K 7

MDU RESOURCES GROUP, INC. Part I 8 As of December 31, 2025, the Company was organized into three reportable business segments. These business segments include: electric, natural gas distribution and pipeline. The Company's business segments are determined based on the Company's method of internal reporting, which generally segregates the business activities by differences in products and services. The internal reporting of these segments is defined based on the reporting and review process used by the Company's chief executive officer. The Company, through its wholly-owned subsidiary, MDU Energy Capital, owns Montana-Dakota, Cascade and Intermountain. The electric segment is comprised of Montana-Dakota while the natural gas distribution segment is comprised of Montana-Dakota, Cascade and Intermountain. The Company, through its wholly-owned subsidiary, Centennial, owns WBI Energy and Centennial Capital. WBI Energy is the pipeline segment and Centennial Capital is reflected in the Other category. The financial results and data applicable to each of the Company's business segments, as well as their financing requirements, are set forth in Item 7 - MD&A and Item 8 - Note 14. The Company's material properties, which are of varying ages and are of different construction types, are generally in good condition, are well maintained and are generally suitable and adequate for the purposes for which they are used. Human Capital Management An employee driven culture is part of the Company's "CORE" strategy, which means striving to be an employer of choice. It begins with employee feedback on continuous improvement and fosters an inclusive and respectful culture. It also includes driving employee safety through proactive safety management systems. As of December 31, 2025, the Company had 2,096 employees. Many of the Company's employees are represented by collective-bargaining agreements and the Company is committed to establishing constructive dialogue with this representation and bargaining in good faith. The majority of the collective- bargaining agreements contain provisions that prohibit work stoppages or strikes and provide dispute resolution through binding arbitration in the event of an extended disagreement. The following information about the Company's collective-bargaining agreements is as of December 31, 2025. Company Collective-bargaining agreement Number of employees represented Agreement status Montana-Dakota IBEW 323 Effective through April 30, 2026 Intermountain UA 167 Three agreements effective through October 31, 2026, January 31, 2027, and January 31, 2027. Cascade ICWU 179 Effective through March 31, 2028 WBI Energy Transmission IBEW 76 Effective through April 30, 2027 Total 745 Index Part I 8 MDU Resources Group, Inc. Form 10-K

9 Part I FORM 10-K Respectful Workplace The Company is committed to an environment that respects the differences and embraces the strengths of its employees. Essential to the Company's success is its ability to attract, retain and engage the best people from a broad range of backgrounds and build an inclusive culture where all employees feel valued and contribute their best. The Company requires employees to participate in its Leading with Integrity Policy which provides training on the Company's code of conduct. The Company's goals related to a respectful workplace include: • Enhance collaboration efforts through cooperation and sharing of best practices to create new ways of meeting employee, customer and stockholder needs. • Increase productivity and profitability through the creation of a work environment which values all perspectives and methods of accomplishing work. The Company also promotes recognition of employees through the following awards: Building People Being employee driven begins with employee recruitment. The Company hires employees that have the skills, abilities and motivation to achieve the results needed for their jobs. Each job is important and part of a coordinated team effort to accomplish the organization's objectives. The Company uses a variety of means to recruit new employees for open positions including posting on the Company's website. Other sources for employee recruitment include employee referrals, union workforce, direct recruitment, advertising, social media, career fairs, partnerships with colleges and technical schools, job service organizations and associations connected with a variety of professions. The Company also uses internship programs to introduce individuals to the Company's business operations and provide a possible source of future employees. Being employee driven also requires developing employees in their current positions and for future advancement. The Company provides opportunities for advancement through job mobility, succession planning and promotions both within and between business segments. The Company requires employees included in the succession planning process to participate in and further develop their skills for potential advancement in the future. Succession planning is performed across the organization for all levels of leadership. The Company provides employees the opportunity to further develop and grow through various forms of training, mentorship programs and internship programs, among other things. Index Part I MDU Resources Group, Inc. Form 10-K 9

MDU RESOURCES GROUP, INC. Part I 10 To attract and retain employees, the Company offers: The chief executive officer engages in employee tours at Company locations and the Company conducts employee surveys to hear and gauge employee opinions on issues such as integrity, safety, respect, excellence and stewardship. Survey responses are compiled and evaluated at various levels throughout the Company to develop action plans to address areas of concern raised by employees. Safety Safety is one of the Company's corporate values. The Company is committed to safety and health in the workplace. To ensure safe work environments, the Company provides training, resources and appropriate follow-up on any unsafe conditions or actions. To facilitate a strong safety culture, the Company established its Safety Leadership Council. In addition to the Safety Leadership Council, the Company has policies and training that support safety in the workplace including training on safety matters through classroom and toolbox meetings on job sites. The Company utilizes safety compliance in the evaluation of employees, which includes management, and recognizes employee safety through safety award programs. Accident and safety statistical information is regularly reported to management and the Board. Environmental Matters The Company believes it has a responsibility to use natural resources efficiently and attempt to minimize the environmental impact of its activities. The Company produces GHG emissions primarily from its fossil fuel electric-generating facilities, as well as from natural gas pipeline and storage systems, and operations of equipment and fleet vehicles. The Company has developed renewable generation with lower or no GHG emissions. Governmental legislation and regulatory initiatives regarding environmental and energy policy are continuously evolving and could negatively impact the Company's operations and financial results. The Company will continue to monitor legislative and regulatory activity related to environmental and energy policy initiatives and take all appropriate action to comply. In addition, for a discussion of the Company's risks related to environmental laws and regulations, see Item 1A - Risk Factors. For more information on the Company's environmental, social and governance initiatives and goals, practices and progress, see the Company's Impact Report on its website, which is not incorporated by reference herein. Index Part I 10 MDU Resources Group, Inc. Form 10-K

11 Part I FORM 10-K Governmental Matters The Company's operations and certain of its subsidiaries are subject to laws and regulations relating to air, water and solid waste pollution control; federal and state facility-siting regulations; zoning and planning regulations of certain state and local authorities; federal and state health and safety regulations; and state hazard communication standards. The Company strives to be in compliance with applicable regulations. For more information, see Environmental matters in Item 8 - Note 17. There are no pending CERCLA actions for any of the Company's material properties. However, the Company is involved in certain claims relating to the Bremerton Gasworks Superfund Site. For more information on the Company's environmental matters, see Item 8 - Note 17 and Item 7 - MD&A - Business Section Financial and Operating Data. Technology The Company uses technology in substantially all aspects of its business operations and requires uninterrupted operation of information technology systems and network infrastructure. For a discussion of the Company's risks related to cybersecurity, see Item 1A - Risk Factors. For more information on the Company's approach to cybersecurity, see Item 1C - Cybersecurity. Available Information The Company maintains a corporate website at www.mdu.com. The Company's filings with the SEC, including its annual report on Form 10-K, it's quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments to those reports are available free of charge through this website as soon as reasonably practicable after they are filed with or furnished to the SEC. The Governance section of the website contains the Company's Corporate Governance Guidelines, committee charters, and the Leading with Integrity Policy for directors, officers, and employees, and is incorporated herein by reference. Copies of these documents may also be obtained free of charge upon written request to the Company's corporate secretary at MDU Resources Group, Inc., P.O. Box 5650, Bismarck, North Dakota 58506. The information available on, or accessible through, the Company's website is not part of this Annual Report on Form 10-K. Index Part I MDU Resources Group, Inc. Form 10-K 11

Part I

Electric

General The Company's electric segment is operated through its wholly-owned subsidiary, Montana-Dakota. Montana-Dakota provides electric service at retail, serving residential, commercial, industrial and municipal customers in 185 communities and adjacent rural areas.

The material properties owned by Montana-Dakota for use in its electric operations include interests in 15 electric generating units at 12 facilities and two small portable diesel generators, as further described under System Supply, System Demand and Competition, approximately 3,400 and 4,900 miles of transmission and distribution lines, respectively, and 86 transmission and 299 distribution substations. Montana-Dakota has obtained and holds, or is in the process of renewing, valid and existing franchises authorizing it to conduct its electric operations in all of the municipalities it serves where such franchises are required. Montana-Dakota intends to protect its service area and seek renewal of all expiring franchises. At December 31, 2025, Montana-Dakota's net electric plant investment was $2.1 billion and its rate base was $1.8 billion.


MT
ND
WY
SD
Electric utility areas
States of operations
Electric generating stations

Retail electric rates, service, accounting and certain securities issuances are subject to regulation by the MTPSC, NDPSC, SDPUC and WYPSC. The interstate transmission and wholesale electric power operations of Montana-Dakota are also subject to regulation by the FERC under provisions of the Federal Power Act, as are interconnections with other utilities and power generators, the issuance of certain securities, accounting, cybersecurity and other matters.

Through MISO, Montana-Dakota has access to wholesale energy, ancillary services and capacity markets for its interconnected system. MISO is a regional transmission organization responsible for operational control of the transmission systems of its members. MISO provides security center operations, tariff administration and operates day-ahead and real-time energy markets, ancillary services and capacity markets. As a member of MISO, Montana-Dakota's generation is sold into the MISO energy market and its energy needs are purchased from that market.

The retail customers served and respective revenues by class for the electric business were as follows:

	2025		2024		2023	
	Customers Served	**Revenues**	Customers Served	Revenues	Customers Served	Revenues
			(Dollars in thousands)			
Residential	**120,678**	**$ 136,676**	120,043	$ 139,862	119,700	$ 134,054
Commercial	**23,997**	**178,991**	23,762	165,778	23,573	164,142
Industrial	**214**	**37,762**	219	42,320	228	42,340
Other	**1,661**	**7,424**	1,662	7,773	1,607	7,075
	146,550	**$ 360,853**	145,686	$ 355,733	145,108	$ 347,611

Other electric revenues, which are largely transmission-related revenues, for Montana-Dakota were $77.4 million, $58.7 million and $53.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

12 MDU RESOURCES GROUP, INC.

Part I

The percentage of electric retail revenues by jurisdiction was as follows:

	2025	2024	2023
North Dakota	67 %	65 %	66 %
Montana	20 %	21 %	20 %
Wyoming	9 %	9 %	9 %
South Dakota	4 %	5 %	5 %

System Supply, System Demand and Competition Through an interconnected electric system, Montana-Dakota serves markets in portions of North Dakota, Montana and South Dakota. These markets are highly seasonal and sales volumes depend largely on the weather. Additionally, the average customer consumption has tended to decline due to increases in energy efficient lighting and appliances being installed. In mid-2023 a data center began operating in the Company's service territory which led to an increase in retail sales revenue and volumes. The Company currently serves this data center with an approach that requires minimal new capital investment, which not only benefits the Company's earnings and rate of return, but also provides cost savings to the Company's other retail customers. As of December 31, 2025, the interconnected system consisted of 14 electric generating units at 11 facilities and two small portable diesel generators. Additional details are included in the table that follows. For 2025, Montana-Dakota's total ZRCs, including its firm purchase power contracts, were 558.6. Montana-Dakota's planning reserve margin requirement within MISO was 529.2 ZRCs for 2025. The maximum electric peak demand experienced to date attributable to Montana-Dakota's sales to retail customers on the interconnected system was 764,823 kW in January 2024. Montana-Dakota's latest forecast for its interconnected system indicates that its annual peak will occur during the summer. Additional energy is purchased as needed, or in lieu of generation if more economical, from the MISO market. In 2025, Montana-Dakota purchased approximately 60 percent of its net kWh needs for its interconnected system through the MISO market.

Through the Sheridan System, Montana-Dakota serves Sheridan, Wyoming, and neighboring communities. The maximum peak demand experienced to date attributable to Montana-Dakota sales to retail customers on that system was approximately 69,991 kW in July 2024. Montana-Dakota has a power supply contract with Black Hills Power, Inc. to purchase up to 49,000 kW of capacity annually through December 31, 2028. Wygen III also serves a portion of the needs of Montana-Dakota's Sheridan-area customers.

Approximately 40 percent of the electricity delivered to customers from Montana-Dakota's owned generation in 2025 was from renewable resources. Although Montana-Dakota's generation resource capacity has increased to serve the needs of its customers, the carbon dioxide emission intensity of its electric generation resource fleet has been reduced by approximately 44 percent since 2005 through the addition of renewable generation and with the retirement of aging coal-fired electric generating units, as further discussed below.

In February 2022, the Company ceased operations of Units 1 and 2 at Heskett Station near Mandan, North Dakota, and decommissioning was completed in December 2023. In May 2022 Montana-Dakota began construction of Heskett Unit 4, an 88-MW simple-cycle natural gas-fired combustion turbine peaking unit at the existing Heskett Station near Mandan, North Dakota. Heskett Unit 4 was in service and fully operational in July 2024. In December 2025, the Company acquired and placed in service a 49 percent ownership interest in Badger Wind Farm.

FORM 10-K 13

Part I

The following table sets forth details applicable to the Company's electric generating stations:

Generating Station	Type	Fuel	Nameplate Rating (kW) at December 31, 2025	2025 ZRCs (a)	2025 Net Generation (kWh in thousands)
Interconnected System:					
North Dakota:					
Coyote (b)	Steam	Coal	103,647	96.4	540,307
Heskett	Combustion turbine	Natural gas	176,632	158.8	58,942
Glen Ullin	Renewable	Heat recovery	7,500	2.9	32,374
Cedar Hills	Renewable	Wind	19,500	—	47,730
Thunder Spirit	Renewable	Wind	155,500	33.4	568,822
Badger Wind Farm (b)	Renewable	Wind	127,100	—	937
South Dakota:					
Big Stone (b)	Steam	Coal	94,111	102.7	470,417
Montana:					
Lewis & Clark	Reciprocating internal combustion engine	Natural gas	18,700	16.6	11,789
Glendive	Combustion turbine	Natural gas / diesel	75,522	55.6	17,506
Miles City	Combustion turbine	Natural gas / diesel	23,150	16.9	2,527
Diamond Willow	Renewable	Wind	30,000	5.5	88,265
Portable Units (2)	Reciprocating internal combustion engine	Diesel	3,650	3.5	18
			835,012	492.3	1,839,634
Sheridan System:					
Wyoming:					
Wygen III (b)	Steam	Coal	28,000	N/A	—
			863,012	492.3	1,839,634

(a) Interconnected system only. MISO requires generators to obtain their seasonal capability through the GVTC. The GVTC is then converted to ZRCs by applying each generator's forced outage factor against its GVTC. Wind generator's ZRCs are calculated based on a wind capacity study performed annually by MISO. ZRCs are used to meet supply obligations within MISO.

(b) Reflects Montana-Dakota's ownership interest.

The owners of Coyote Station, including Montana-Dakota, have a contract with Coyote Creek for coal supply to the Coyote Station that expires December 2040. Montana-Dakota estimates the Coyote Station coal supply agreement to be approximately 1.5 million tons per contract year. For more information, see Item 8 - Note 17.

The owners of Big Stone Station, including Montana-Dakota, have a coal supply agreement with Navajo Transitional Energy Company, LLC to meet all of the Big Stone Station's fuel requirements through 2026. Montana-Dakota estimates the Big Stone Station coal supply agreement to be approximately 1.5 million tons per contract year.

Montana-Dakota has a coal supply agreement with Wyodak Resources Development Corp., to supply the coal requirements of Wygen III at contracted pricing through June 1, 2060. Montana-Dakota estimates the maximum annual coal consumption of the facility to be approximately 585,000 tons.

Montana-Dakota has power purchase agreements that run through 2045.

Montana-Dakota expects that it has secured adequate capacity available through existing baseload generating stations, renewable generation, turbine peaking stations, demand reduction programs and firm contracts to meet the peak customer demand requirements of its customers. Based upon current MISO resource adequacy rules, Montana-Dakota expects that it has secured adequate capacity available through existing baseload generation, peaking stations, demand reduction programs and firm contracts to meet the peak customer demand. MISO's recently approved direct loss of load accreditation is showing the need of additional generating units by May of 2028. Future capacity needs are expected to be met by constructing new generation resources or acquiring additional capacity through power purchase contracts or the MISO capacity auction.

Montana-Dakota has major interconnections with its neighboring utilities and considers these interconnections adequate for coordinated planning, emergency assistance, exchange of capacity and energy and power supply reliability.

14 MDU RESOURCES GROUP, INC.

15 Part I FORM 10-K Montana-Dakota is subject to competition resulting from customer demands, technological advances and other factors in certain areas, from rural electric cooperatives, on-site generators, co-generators and municipally owned systems. In addition, competition in varying degrees exists between electricity and alternative forms of energy such as natural gas. Montana-Dakota is not dependent on any single customer or group of customers for sales of its services, where the loss of which would have a material adverse effect on its business. Regulatory Matters and Revenues Subject to Refund In North Dakota, Montana, South Dakota and Wyoming, there are various recurring regulatory mechanisms with annual true-ups that can impact Montana-Dakota's results of operations, which also reflect monthly increases or decreases in electric fuel and purchased power costs (including demand charges). Montana-Dakota is deferring those electric fuel and purchased power costs that are greater or less than amounts presently being recovered through its existing rate schedules. Examples of these recurring mechanisms include: monthly Fuel and Purchased Power Tracking Adjustments, a fuel adjustment clause, and an annual Electric Power Supply Cost Adjustment. Such mechanisms generally provide that these deferred fuel and purchased power costs are recoverable or refundable through rate adjustments which are filed annually. Montana-Dakota's results of operations reflect 95 percent of the increases or decreases from the base purchased power costs and also reflect 85 percent of the increases or decreases from the base coal price, which is also recovered through the Electric Power Supply Cost Adjustment in Wyoming. For more information on regulatory assets and liabilities, see Item 8 - Note 6. All of Montana-Dakota's wind resources pertaining to electric operations in North Dakota are included in a renewable resource cost adjustment rider. Montana-Dakota also has a transmission tracker in North Dakota to recover transmission costs associated with MISO and SPP, along with certain transmission investments not recovered through retail rates. The tracking mechanism has an annual true-up. In South Dakota, Montana-Dakota recovers the South Dakota decommissioning regulatory asset, and has proposed to recover other certain infrastructure investments including Badger Wind Farm, through an Infrastructure Rider tracking mechanism that is subject to an annual true-up. Montana-Dakota also has in place in South Dakota a transmission tracker to recover transmission costs associated with MISO and SPP, that allows transmission investments not recovered through retail rates. This tracking mechanism also has an annual true-up. In Montana, Montana-Dakota recovers in rates, through a tracking mechanism, its allocated share of Montana property- related taxes assessed to electric operations on an after-tax basis. For more information on regulatory matters, see Item 8 - Note 6. Environmental Matters Montana-Dakota's electric operations are subject to federal, state and local laws and regulations providing for air, water and solid waste pollution control; state facility-siting regulations; zoning and planning regulations of certain state, tribal and local authorities; federal and state health and safety regulations; and state hazard communication standards. Montana-Dakota is required to acquire and comply with a wide variety of environmental licenses, registrations, permits, approvals and/or agreements which may involve activities related to construction permitting, air quality and emissions, water quality, wastewater and stormwater discharges, wildlife, endangered species, avian interactions, waste handling, natural resources protection, historic and cultural resource protection, and other similar activities. The electric operations strive to be in compliance with these regulations. Montana-Dakota's thermal electric generating facilities have Title V Operating Permits, under the federal Clean Air Act issued by the states in which they operate. Each of these permits has a five-year life. Other facilities or operations may require minor source air permits or other registrations. Near the expiration of these permits, renewal applications are submitted. Permits continue in force beyond the expiration date, provided the application for renewal is submitted by the required date, usually six months prior to expiration. Index Part I MDU Resources Group, Inc. Form 10-K 15

MDU RESOURCES GROUP, INC. Part I 16 State water discharge permits issued under the requirements of the federal Clean Water Act are maintained for thermal electric generating facilities. These permits also have five-year lives. Montana-Dakota renews these permits as necessary prior to expiration. Other permits held by the Company's facilities may include an initial siting permit, which is typically a one-time, preconstruction permit issued by the state; state permits to dispose of combustion by-products; state authorizations to withdraw water for operations; and Army Corps permits to construct water intake structures. Army Corps permits grant one-time permission to construct and do not require renewal. Extensions to one time permits are obtained as needed. Other permit terms vary and permits are renewed as necessary. Montana-Dakota's electric operations are very small-quantity generators of hazardous waste and subject only to minimum regulation under the RCRA and when required notifies federal and state agencies of episodic generation events. Montana-Dakota routinely handles PCBs from its electric operations in accordance with federal requirements. PCB storage areas are registered with the EPA as required. Montana-Dakota incurred approximately $1.2 million of capital expenditures in 2025 related to maintaining compliance with air emissions and coal ash management regulations, primarily at the Company's co-owned coal-fired electric generation facilities. Environmental related capital expenditures are estimated to be $1.5 million, $1.8 million and $1.0 million in 2026, 2027 and 2028, respectively, for air emissions and coal ash management compliance at its co-owned coal-fired generation facilities. Montana-Dakota does not expect to incur any material capital expenditures in 2026, 2027 and 2028 for compliance with current environmental laws and regulations. Montana-Dakota's capital and operational expenditures could also be affected by future environmental requirements, such as existing and proposed emissions reduction plans from the EPA. For more information, see Item 1A - Risk Factors and Item 7 - MD&A - Business Section Financial and Operating Data. Index Part I 16 MDU Resources Group, Inc. Form 10-K

17 Part I FORM 10-K Natural Gas Distribution General The Company's natural gas distribution segment is operated through its wholly-owned subsidiaries, consisting of operations from Montana-Dakota, Cascade and Intermountain. These companies sell natural gas at retail, serving residential, commercial and industrial customers in 343 communities and adjacent rural areas across eight states. They also provide natural gas transportation services to certain customers on the Company's systems. These services are provided through distribution and transmission systems aggregating approximately 22,000 miles and 540 miles, respectively. The natural gas distribution operations have obtained and hold, or are in the process of renewing, valid and existing franchises authorizing them to conduct their natural gas operations in all of the municipalities they serve where such franchises are required. These operations intend to seek renewal of all expiring franchises. At December 31, 2025, the natural gas distribution operations' net natural gas distribution plant investment was $2.8 billion and its rate base was $2.2 billion. The natural gas distribution operations are subject to regulation by the IPUC, MNPUC, MTPSC, NDPSC, OPUC, SDPUC, WUTC and WYPSC regarding retail rates, service, accounting and certain securities issuances. The retail customers served and respective revenues by class for the natural gas distribution operations were as follows: 2025 2024 2023 Customers Served Revenues Customers Served Revenues Customers Served Revenues (Dollars in thousands) Residential 965,378 $ 680,035 950,094 $ 651,810 935,235 $ 726,064 Commercial 115,898 423,872 114,436 400,821 112,966 441,199 Industrial 1,053 45,229 1,063 42,687 1,074 45,009 1,082,329 $ 1,149,136 1,065,593 $ 1,095,318 1,049,275 $ 1,212,272 Transportation and other revenues for the natural gas distribution operations were $134.4 million, $105.8 million and $75.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. In 2025 and 2024, other revenue includes revenues from the sale of allocated emissions allowances. The percentage of the natural gas distribution operations' retail sales revenues by jurisdiction was as follows: 2025 2024 2023 Washington 35% 34% 28 % Idaho 24% 29% 33 % North Dakota 14% 12% 12 % Oregon 8% 10% 9 % Montana 8% 7% 8 % South Dakota 6% 5% 5 % Minnesota 3% 2% 3 % Wyoming 2% 1% 2 % Index Part I MDU Resources Group, Inc. Form 10-K 17

MDU RESOURCES GROUP, INC. Part I 18 System Supply, System Demand and Competition The natural gas distribution operations serve retail natural gas markets, consisting principally of residential and commercial space and water heating users, in portions of Idaho, Minnesota, Montana, North Dakota, Oregon, South Dakota, Washington and Wyoming. These markets are highly seasonal and sales volumes depend largely on the weather, the effects of which are mitigated in certain jurisdictions by weather normalization mechanisms discussed later in Regulatory Matters. Additionally, the average customer consumption has tended to decline as more efficient appliances and furnaces are installed and as the Company has implemented conservation programs. In addition to the residential and commercial sales, the utilities transport natural gas for larger commercial and industrial customers who purchase their own supply of natural gas. Competition resulting from customer demands, technological advances and other factors exists between natural gas and other fuels and forms of energy. The natural gas distribution operations have established various natural gas transportation service rates for their distribution businesses to retain interruptible commercial and industrial loads. These rates have enhanced the natural gas distribution operations' competitive posture with alternative fuels, although certain customers have bypassed the distribution systems by directly accessing transmission pipelines within close proximity. These bypasses do not have a material effect on results of operations. The natural gas distribution operations and various distribution transportation customers obtain natural gas for their system requirements directly from producers, processors and marketers. The Company's purchased natural gas is supplied by a portfolio of contracts specifying market-based pricing and is transported under transportation agreements with various pipelines, including WBI Energy Transmission. The natural gas distribution operations have contracts for storage services to provide gas supply during the winter heating season and to meet peak day demand with various storage providers, including WBI Energy Transmission and other third party providers. In addition, certain of the operations have entered into natural gas supply management agreements with various parties. Demand for natural gas, which is a widely traded commodity, has historically been sensitive to seasonal heating and industrial load requirements, as well as changes in market price. The Company believes supplies are adequate for the natural gas distribution operations to meet its system natural gas requirements for the next decade. This belief is based on current and projected domestic and regional supplies of natural gas and the pipeline transmission network currently available through its suppliers and pipeline service providers. Regulatory Matters The natural gas distribution operations' retail natural gas rate schedules contain clauses permitting adjustments in rates based upon changes in natural gas commodity, transportation, storage and environmental compliance costs. Current tariffs allow for recovery or refunds of under- or over-recovered costs through rate adjustments which are filed annually. In North Dakota and South Dakota, Montana-Dakota's natural gas tariffs contain weather normalization mechanisms applicable to certain firm customers that adjust the distribution delivery charges to reflect weather fluctuations during the November 1 through May 1 billing periods. In Montana, Montana-Dakota recovers in rates, through a tracking mechanism, its allocated share of Montana property- related taxes assessed to natural gas operations on an after-tax basis. In Minnesota, Great Plains recovers qualifying capital investments related to the safety and integrity of the pipeline systems through a cost recovery tracking mechanism. In Oregon, Cascade has a decoupling mechanism in place approved by the OPUC until January 1, 2030, with a review which is to be completed by September 30, 2029. Cascade also has an earnings sharing mechanism with respect to its Oregon jurisdictional operations as required by the OPUC. In Washington, Cascade has a full decoupling mechanism where Cascade is allowed recovery of an average revenue per customer regardless of actual consumption. The mechanism also includes an earnings sharing component if Cascade earns in excess of its authorized return. In Idaho, Intermountain has the authority to facilitate access for RNG producers to the Company's distribution system for the purpose of moving RNG to the producer's end-use customers. For more information on regulatory matters, see Item 8 - Note 6. Index Part I 18 MDU Resources Group, Inc. Form 10-K

19 Part I FORM 10-K Environmental Matters The natural gas distribution operations are subject to federal, state, tribal and local environmental, facility-siting, zoning and planning laws and regulations. The natural gas distribution operations strive to be in compliance with these regulations. The Company is required to acquire and comply with a wide variety of environmental licenses, registrations, permits, approvals and/or agreements which may involve activities related to construction permitting, air quality and emissions, water quality, wastewater and stormwater discharges, waste handling, natural resource protection, historic and cultural resource protection, and other similar activities. The Company's natural gas distribution operations are very small-quantity generators of hazardous waste, and subject only to minimum regulation under the RCRA. A Washington state rule defines Cascade as a small-quantity generator, but regulation under the rule is similar to RCRA. Certain locations of the natural gas distribution operations routinely handle PCBs from their natural gas operations in accordance with federal requirements. PCB storage areas are registered with the EPA as required. Capital and operational expenditures for natural gas distribution operations could be affected in a variety of ways by new GHG legislation or regulation. In particular, such legislation or regulation would likely increase capital expenditures for energy efficiency and conservation programs and operational and gas supply costs associated with GHG emissions compliance. Natural gas distribution operations expect to recover the operational and capital expenditures for GHG regulatory compliance in rates consistent with the recovery of other reasonable costs of complying with environmental laws and regulations. For more information, see Item 7 - MD&A - Business Section Financial and Operating Data. The natural gas distribution operations incurred $8.3 million of capital expenditures in 2025 to construct infrastructure supporting multiple RNG facilities, including the development and construction of a RNG facility at the Deschutes County Landfill near Bend, Oregon, and other GHG reduction projects. Cascade and Montana-Dakota expect to incur environmental related capital expenditures of $15.9 million, $10.6 million and $7.7 million, in 2026, 2027 and 2028, respectively. The capital expenditures are to continue construction of infrastructure supporting multiple RNG production facilities, implement a thermal energy network pilot project, other GHG reduction projects, and investigate a historic manufactured gas plant site. Except as to what may be ultimately determined with regard to the issues described in the following paragraph and the items noted, the natural gas distribution operations do not expect to incur any material capital expenditures related to compliance with current environmental laws and regulations through 2028. Montana-Dakota has ties to six historic manufactured gas plants as a successor corporation or through direct ownership of the plant. Montana-Dakota is investigating possible soil and groundwater impacts due to the operation of two of these former manufactured gas plant sites. To the extent not covered by insurance, Montana-Dakota may seek recovery in its natural gas rates charged to customers for certain investigation and remediation costs incurred for these sites. Cascade has ties to eight historic manufactured gas plants as a successor corporation or through direct ownership of the plant. Cascade is involved in the investigation and remediation of one of these manufactured gas plants in Washington. To the extent not covered by insurance, Cascade will seek recovery of investigation and remediation costs through its natural gas rates charged to customers. See Item 8 - Note 17 for further discussion of certain manufactured gas plant sites. Index Part I MDU Resources Group, Inc. Form 10-K 19

MDU RESOURCES GROUP, INC. Part I 20 Pipeline General WBI Energy owns and operates WBI Energy Transmission, a FERC regulated pipeline, which consists of over 3,800 miles of natural gas transmission and storage lines and comprised approximately 94 percent of the segment's revenue in 2025. WBI Energy also owns and operates a non-regulated energy-related service business, specializing in cathodic protection, which comprised the additional 6 percent of the segment's revenue. WBI Energy Transmission's underground storage fields provide natural gas storage services to local distribution companies, industrial customers, natural gas marketers and others, and serve to enhance system reliability. Its system is strategically located near four natural gas producing basins, making natural gas supplies available to its transportation and storage customers. The system has 14 interconnecting points with other pipeline facilities allowing for the receipt and/or delivery of natural gas to and from other regions of the country and from Canada. Under the Natural Gas Act, as amended, WBI Energy Transmission is subject to the jurisdiction of the FERC regarding certificate, rate, service and accounting matters, and at December 31, 2025, its net plant investment was $1.0 billion. A majority of the pipeline business is transacted in the Rocky Mountain and northern Great Plains regions of the United States. System Supply, System Demand and Competition Natural gas supplies emanate from traditional and nontraditional production activities in the region from both on-system and off-system supply sources. Incremental supply from nontraditional sources, such as the Bakken area in Montana and North Dakota, have helped offset declines in traditional regional supply sources and supports WBI Energy Transmission's transportation and storage services. In addition, off- system supply sources are available through the Company's interconnections with other pipeline systems. WBI Energy Transmission continues to look for opportunities, such as the identified growth projects discussed in Item 7 - MD&A - Pipeline Outlook, to increase transportation and storage services through system expansion and/or other pipeline interconnections or enhancements that could provide future benefits. WBI Energy Transmission's underground natural gas storage facilities have a certificated storage capacity of approximately 350 Bcf, including 193 Bcf of working gas capacity, 83 Bcf of cushion gas and 74 Bcf of native gas. These storage facilities enable customers to purchase natural gas throughout the year and meet winter peak requirements. WBI Energy Transmission competes with several pipelines for its customers' transportation business and at times may discount rates in an effort to retain market share; however, the strategic location of its system near four natural gas producing basins and the availability of underground storage services, along with interconnections with other pipelines, enhances its competitive position. Although certain of WBI Energy Transmission's firm customers, including its largest firm customer Montana-Dakota, serve relatively secure residential, commercial and industrial end-users, they generally all have some price-sensitive end-users that could switch to alternate fuels. WBI Energy Transmission transports substantially all of Montana-Dakota's natural gas, primarily utilizing firm transportation agreements, which for 2025 represented 19 percent of WBI Energy Transmission's subscribed firm transportation contract demand. The majority of the firm transportation agreements with Montana-Dakota expire in June 2027. In addition, Montana-Dakota has a contract, expiring in July 2035, with WBI Energy Transmission to provide firm storage services to facilitate meeting Montana-Dakota's winter peak requirements. The non-regulated business of this segment competes for existing customers in the areas in which it operates. Its focus on customer service and the variety of services it offers serve to enhance its competitive position. Index Part I 20 MDU Resources Group, Inc. Form 10-K

21 Part I FORM 10-K WBI Energy is not dependent on any single customer or group of customers for sales of its services, where the loss of which would have a material adverse effect on its business. WBI Energy had one third-party customer that accounted for approximately 17 percent of its 2025 revenue. Environmental Matters The pipeline operations are subject to federal, state and local environmental, facility-siting, zoning and planning laws and regulations. Administration of certain provisions of federal environmental laws is delegated to the states where WBI Energy and its subsidiaries operate. Administering agencies may issue permits with varying terms and operational compliance conditions. Permits are renewed and modified, as necessary, based on defined permit expiration dates, operational demand, facility upgrades or modifications, and/or regulatory changes. The pipeline operations strive to be in compliance with these regulations. Detailed environmental assessments and/or environmental impact statements as required by the National Environmental Policy Act are included in the FERC's environmental review process for both the construction and abandonment of WBI Energy Transmission's natural gas transmission pipelines, compressor stations and storage facilities. The pipeline operations did not incur any material capital expenditures related to compliance with current environmental laws and regulations in 2025 and have no planned capital expenditures to meet compliance requirements of environmental laws and regulations in 2026. Capital expenditures to meet requirements of the EPA rules, as previously discussed, are included in the capital expenditures for 2028 and estimated at $4.0 million. For more information on the capital expenditures for this segment, see Item 7 - MD&A - Capital Expenditures. Discontinued Operations General Discontinued operations includes the historical operations of Knife River and Everus, as well as associated strategic initiative costs and interest on certain third party debt facilities repaid in connection with the Knife River and Everus separations. The Company completed the separations of Knife River and Everus on May 31, 2023 and October 31, 2024, respectively. Discontinued operations also includes the supporting activities of Fidelity other than certain general and administrative costs and interest expense. For more information on discontinued operations, see Item 8 - Note 3. Item 1A. Risk Factors The Company's business and financial results are subject to a number of risks and uncertainties, including those set forth below and in other documents filed with the SEC. The factors and other matters discussed herein are important factors that could cause actual results or outcomes for the Company to differ materially from those discussed in the forward- looking statements included elsewhere in this document. If any of the risks described below actually occur, the Company's business, prospects, financial condition or financial results could be materially harmed. The following are the most material risk factors applicable to the Company and are not necessarily listed in order of importance or probability of occurrence. Economic Risks The Company is subject to government regulations that may have a negative impact on its business and its results of operations and cash flows. The Company's businesses are subject to comprehensive regulation by federal, state and local regulatory agencies with respect to, among other things, allowed rates of return and recovery of investments and costs; financing; rate structures; customer service; health care coverage and costs; taxes; franchises; recovery of fuel, purchased power and purchased natural gas costs; carbon compliance obligations costs; and construction and siting of generation, distribution and transmission facilities. These governmental regulations significantly influence the Company's operating environment and may, among other things, affect its ability to recover costs from its customers. The Company is unable to predict the impact on operating results from future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could also have an adverse impact on the Company's results of operations and cash flows. Index Part I MDU Resources Group, Inc. Form 10-K 21

MDU RESOURCES GROUP, INC. Part I 22 In the normal course of business, the Company often places assets in service and establishes historical test periods before rate cases that seek to adjust customer rates and the Company's allowed rate of return to recover those investments can be filed for. The rate case review policy varies by jurisdiction in which the Company operates and is as long as eleven months in certain states. Because of this process, the Company could have assets placed in service without the benefit of rate relief, commonly referred to as regulatory lag. In certain jurisdictions, regulatory authorities have approved various infrastructure and annual rate adjustment mechanisms to effectively reduce regulatory lag inherent in the rate making process. Regulatory lag could significantly increase if the regulatory authorities modify or terminate these rate mechanisms. There can be no assurance that applicable regulatory commissions will determine that the Company's costs have been prudent, which could result in the disallowance of costs in setting rates for customers. Also, the regulatory process of approving rates for these businesses may not allow for timely and full recovery of the costs of providing services or a return on the Company's invested capital. Changes in regulatory requirements or operating conditions may require early retirement of certain assets. While regulation typically provides rate recovery for these retirements, there is no assurance regulators will allow full recovery of all remaining costs, which could leave stranded asset costs. Rising fuel costs could increase the risk that the utility businesses will not be able to fully recover those fuel costs from customers. The utility operates under franchise agreements granted by municipalities, which allow the Company to access public rights-of-way and provide utility services within city boundaries. These agreements typically require renewal every set number of years and risks include items such as potential non-renewal and renegotiation which could result in less favorable terms, additional fees or new operational obligations. Failure to obtain or renew franchise agreements on acceptable terms could materially affect the Company's ability to serve its customers in those jurisdictions. Economic volatility affects the Company's operations, as well as the demand for its services. Economic conditions and population growth affect the electric and natural gas distribution businesses' growth in service territory, customer base and usage demand. Economic volatility in the markets served, along with economic conditions such as increased customer rates and unemployment which could impact the ability of the Company's customers to make payments, could adversely affect the Company's results of operations, cash flows and asset values. Further, any material decreases in customers' energy demand, for economic or other reasons, could have an adverse impact on the Company's earnings and results of operations. Demand for energy from high volume customers may impact the Company's business. The ability to serve significant new commercial or industrial customers, including data centers and significant pipeline projects, may require certain regulatory approvals, and the activities and related costs could be significant. The inability or delays in obtaining regulatory approvals or securing necessary infrastructure to support such projects, due to supply chain risk, operational risk, or other factors, may impact the Company's ability, or the cost, to provide energy to new customers. The contract rates may not fully recover the costs, the contracts may increase counterparty credit risk, and the costs to provide service may be higher than expected. The addition of high volume customers or multiple customers serving the same industry, such as data center load, may increase the concentration of sales and increase revenue and earnings volatility. Additionally, demand for electricity associated with data center expansion could lead to an increase in demand for electric power in the MISO and in the Company's service territory, which could lead to an increase in generation capacity and grid infrastructure needed and could impact prices for customer energy purchased on the MISO market. Alternatively, this rapid expansion of data centers and resulting increase in demand for electric power may not develop as planned. The Company's operations involve risks that may result from catastrophic events. The Company's operations include a variety of inherent hazards and operating risks, such as product leaks; explosions; mechanical failures; vandalism; fires; wildfires; pandemics; social or civil unrest; protests and riots; natural disasters; cyberattacks; acts of terrorism; and acts of war. These hazards and operating risks may occur in the future, which could result in loss of human life; personal injury; property damage; environmental impacts; impairment of operations; and substantial financial losses. The Company maintains insurance against some, but not all, of these risks and losses. A significant incident could also increase regulatory scrutiny and result in penalties and higher amounts of capital expenditures and operational costs. Losses not fully covered by insurance could have an adverse effect on the Company’s financial position, results of operations and cash flows. Index Part I 22 MDU Resources Group, Inc. Form 10-K

23 Part I FORM 10-K A disruption of the regional electric transmission grid, local distribution infrastructure or interstate natural gas infrastructure could negatively impact the Company's business and reputation. There have been cyber and physical attacks within the energy industry on energy infrastructure, such as substations, and such attacks may occur in the future. Because the Company's electric and natural gas utility and pipeline systems are part of larger interconnecting systems, any attacks on the interconnected systems or the Company's infrastructure causing a disruption could result in a significant decrease in revenues and an increase in system repair costs negatively impacting the Company's financial position, results of operations and cash flows. Liabilities from wildfires could have a negative impact on the Company's operations or financial performance, and the Company's protocols may not prevent such liability. The Company invests resources on initiatives designed to mitigate wildfire risks; however, the potential for a wildfire event exists even when effective mitigation procedures are followed. Despite the Company's wildfire mitigation initiatives, a wildfire could be ignited, spread and cause damages, which would subject the Company to significant liability. Other potential risks associated with wildfires include the inability to secure sufficient insurance coverage, uninsured losses or losses in excess of current insurance coverage, increased costs of insurance, damage to the Company's reputation, regulatory recovery risk, litigation risk, the potential for a credit downgrade or the inability to access capital markets on reasonable terms. The Company’s insurance policies have limits and exclusions that may not fully mitigate losses, and an increase in cost, or the unavailability or cancellation of third-party insurance coverages, would increase the Company’s overall risk exposure. The Company maintains insurance coverages from third party insurers as part of its overall risk management strategy and most of its contracts require the Company to maintain specific insurance coverage limits. The Company maintains insurance policies with respect to workers’ compensation, auto liability, general liability, excess liability, contractors pollution liability, legal liability, professional liability, directors and officers liability, employment practices liability, cyber policy, terrorism, property and other types of coverages, but these policies are subject to deductibles and the Company is self-insured up to the amount of those deductibles. Insurance losses are accrued based upon the Company's estimates of the ultimate liability for claims reported and an estimate of claims incurred but not yet reported. Insurance liabilities are difficult to assess and estimate due to unknown factors, including the frequency and severity of injuries, the magnitude of damage to or loss of property or the environment, the determination of the Company's liability in proportion to other parties, estimates of incidents not reported and the effectiveness of the Company's safety programs, and as a result, the Company's actual losses may exceed its estimates. There can be no assurance that the Company's current or past insurance coverages will be sufficient or effective under all circumstances or against all claims and liabilities, including claims resulting from wildfires or other natural disasters, to which the Company may be subject. The Company generally renews its insurance policies on an annual basis; therefore, deductibles and levels of insurance coverages may change in future periods. There can be no assurance that any of the Company's existing insurance coverages will be renewed upon the expiration of the coverage period or that future coverage will be available at reasonable and competitive rates or at the required limits. The cost of the Company's insurance has significantly increased over time and may continue to increase in the future. In addition, insurers may fail, cancel the Company's coverage, increase the cost of coverage, determine to exclude certain items from coverage, or otherwise be unable to provide the Company with adequate insurance coverage. The Company may not be able to obtain certain types of insurance or incremental levels of insurance in scope or amount sufficient to cover liabilities it may incur. For example, due to the increase in wildfire losses and related insurance claims, insurers have reduced coverage availability and increased the cost of insurance coverage for such events in recent years, and the Company's current levels of coverage may not be sufficient to cover potential losses. If the Company's risk exposure increases as a result of adverse changes in its insurance coverage, the Company could be subject to increased liabilities that could negatively affect its business, financial condition, results of operations and cash flows. Index Part I MDU Resources Group, Inc. Form 10-K 23

MDU RESOURCES GROUP, INC. Part I 24 In addition, the Company performs work in hazardous environments and its employees are exposed to a number of hazards. Incidents can occur, regardless of fault, that may be catastrophic and adversely impact the Company's employees and third parties by causing serious personal injury, loss of life, damage to property or the environment, and interruption of operations. In locations or environments where claims have become more frequent or severe in recent years, insurance may become difficult or impossible to obtain. The Company's contracts may require it to indemnify other parties for injury, damage or loss arising out of the Company's presence at its customers’ location, or in the performance of the Company's work, in both cases regardless of fault, and provide for warranties of materials and workmanship. The Company also may be required to name other parties as an additional insured party under its insurance policies. The Company maintains limited insurance coverage against these and other risks associated with its business. This insurance may not protect the Company against liability for certain events, and the Company cannot guarantee that its insurance will be adequate in risk coverage or policy limits to cover all losses or liabilities that it may incur. Any future damages caused by the Company's services that are not covered by insurance or are in excess of policy limits could negatively affect its business, financial condition, results of operations and cash flows. The Company is subject to capital market, debt, and interest rate risks and may be unable to obtain the financing required at acceptable terms, or at all. The Company's operations and growth plans require significant capital investment. Consequently, the timing, magnitude, and sources of capital required may exceed cash flows from operations and, as such, the Company relies on financing sources and capital markets as sources of liquidity for capital requirements and may require non-traditional financing sources, such as partnerships. If the Company is not able to access capital at competitive rates, the ability to implement business plans, make capital expenditures or pursue acquisitions the Company would otherwise rely on for future growth may be adversely affected. Market disruptions may increase the cost of borrowing or adversely affect the Company's ability to access one or more financial markets. Such disruptions could include items such as a significant economic downturn, the financial distress of unrelated industry leaders in the same line of business, the deterioration of capital market conditions, turmoil in the financial services industry, volatility in commodity prices, increased trade tariffs and trade disputes with other countries, supply chain weaknesses, pandemics, natural disasters, war, terrorist attacks and cyberattacks. The Company’s inability to generate sufficient cash flow to satisfy or refinance its debt obligations could adversely affect its business, financial condition, results of operations, and other corporate requirements. This could require the Company to direct a substantial portion of its future cash flow toward payments on its indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures, and other corporate requirements, thereby limiting its ability to respond to business opportunities. If the Company does not comply with its financial covenants and does not obtain a waiver or amendment from its lenders, the lenders may elect to cause any amounts then owed to become immediately due and payable, not fund any new borrowing, or they may decline to renew the Company’s credit facility. In that event, the Company would seek to establish a replacement credit facility with one or more other lenders, including lenders with which it has an existing relationship, potentially on less desirable terms. There can be no guarantee that replacement financing would be available at commercially reasonable terms, if at all. Higher interest rates on borrowings have impacted and could further impact the Company's future operating results. The issuance of a substantial amount of the Company's common stock, whether issued in connection with an acquisition or otherwise, would have a dilutive effect on stockholders, and such an issuance, or perception that such an issuance may occur, could adversely affect the market price of the Company's common stock. Significant changes in prices for commodities, labor, or other production and delivery inputs and other environmental compliance costs could negatively affect the Company's businesses. The Company's operations are exposed to fluctuations in prices for labor, petroleum products, raw materials and services, pipeline transportation charges, and costs of credits for carbon allowance programs. Prices are generally subject to change in response to fluctuations in supply and demand and other general economic and market conditions beyond the Company's control. Index Part I 24 MDU Resources Group, Inc. Form 10-K

25 Part I FORM 10-K Fluctuations in oil and natural gas production, supplies and prices; fluctuations in commodity price basis differentials; political and economic conditions in oil-producing countries; actions of the Organization of Petroleum Exporting Countries; demand for oil due to economic conditions; war and other external factors impact the development of oil and natural gas supplies and the expansion and operation of natural gas pipeline systems. The Company has benefited from associated natural gas production in the Bakken, which has provided opportunities for organic growth projects. Depressed oil and natural gas prices; however, place pressure on the ability of oil exploration and production companies to meet credit requirements and can be a challenge if prices remain depressed long-term. Prolonged depressed prices for oil and natural gas could negatively affect the growth, results of operations, cash flows and asset values of the Company's electric, natural gas and pipeline businesses. If oil and natural gas prices increase significantly, which has occurred and may reoccur, customer demand could decline for utility and pipeline services, which could impact the Company's results of operations and cash flows. While the Company has fuel clause recovery mechanisms for its utility operations in all of the states where it operates, higher utility fuel costs could also significantly impact results of operations if such costs are not recovered. Delays in the collection of utility fuel cost recoveries, as compared to expenditures for fuel purchases, could also negatively impact the Company's cash flows. Increased labor costs, due to labor shortages, competition from other industries, or other factors, could negatively affect the Company's results of operations. In 2025, 2024 and 2023, the Company experienced elevated commodity and supply chain costs at varying degrees over the 3-year timeframe, including the costs of labor, raw materials, energy-related products and other inputs used for constructing the facilities the Company uses to provide its services. If environmental compliance costs increase significantly, customer demand could decline for the natural gas distribution segment, which could impact the Company’s results of operations and cash flows. While the Company has environmental compliance recovery mechanisms, higher costs could also significantly impact results of operations if such costs are not recovered. Delays in the collection of environmental compliance costs, as compared to expenditures for environmental compliance costs, could also negatively impact the Company’s cash flows. The Company's operations could be negatively impacted by import tariffs, changes in trade policy, and/or other government mandates. The Company operates in or provides services to capital intensive industries in which federal trade policies could significantly impact the availability and cost of materials. Imposed and proposed tariffs could significantly increase the prices and delivery lead times on raw materials and finished products that are critical to the Company and its customers. Prolonged lead times on the delivery of raw materials and further tariff increases on raw materials and finished products could adversely affect the Company's business, financial condition and results of operations. The United States government has implemented changes, and may do so again, to trade policy and introduced tariffs on a range of products from certain countries, in addition to applying baseline tariffs on imports from most countries. These actions have created uncertainty in global markets and have increased and may continue to increase the cost of raw materials, commodities, supplies and equipment purchased by the Company. Additionally, the tariff and trade policy changes could cause supply chain disruptions and delays in sourcing materials and equipment which could delay large capital projects and negatively impact the Company's financial condition and results of operations. If the Company's regulators do not determine the increased costs are prudent, or otherwise disallow certain costs, it could impact the Company's ability to recover the cost increases through rates or on a timely basis, which could adversely affect the Company's financial condition and results of operations. Reductions in the Company's credit ratings or inability to obtain a credit rating could increase financing costs. There is no assurance the Company's current credit ratings, or those of its subsidiaries, will remain in effect or that a rating will not be lowered or withdrawn by a rating agency. Events affecting the Company's, including its subsidiaries', financial results may impact its cash flows and credit metrics, potentially resulting in a change in the Company's or its subsidiaries' credit ratings. The Company's or its subsidiaries' credit ratings may also change as a result of the differing methodologies or changes in the methodologies used by the rating agencies. Index Part I MDU Resources Group, Inc. Form 10-K 25

MDU RESOURCES GROUP, INC. Part I 26 Increasing costs associated with health care plans and changes in employment laws or regulations may adversely affect the Company's results of operations. The Company's self-insured costs of health care benefits for eligible employees continues to increase. Increasing quantities of large individual health care claims and an overall increase in total health care claims could have an adverse impact on operating results, financial position and liquidity. Complying with any new legislation and regulation at both the federal and state levels related to health care, unemployment tax rates and workers' compensation rates, among others, could adversely affect the Company's results of operations as well as change the Company's benefit program and costs. The Company is exposed to risk of loss resulting from the nonpayment and/or nonperformance by the Company's customers and counterparties. If the Company's customers or counterparties experience financial difficulties, which has occurred and may reoccur in the future, the Company could experience difficulty in collecting receivables. Nonpayment and/or nonperformance by the Company's customers and counterparties, particularly customers and counterparties of the Company’s pipeline business, could have a negative impact on the Company's results of operations and cash flows. The Company could also have indirect credit risk from participating in energy markets such as MISO in which credit losses are socialized to all participants. Changes in tax law and other regulations may negatively affect the Company's business. Changes to federal, state and local tax laws have the ability to benefit or adversely affect the Company's earnings and customer costs. Significant changes to corporate tax rates could result in the impairment of deferred tax assets that are established based on existing law at the time of deferral. The electric business owns and operates renewable energy generating facilities. These facilities generate production tax credits used to reduce the Company's federal income tax liability. The amount of production tax credits earned depends on the date the qualifying generating facilities are placed in service and various operating and economic factors, including facility generation, transmission constraints, and wind production. These factors could impact the level of production tax credits. Regulation incorporates changes in tax law into the rate-setting process, which could create timing delays before the impact of changes are realized. Financial market changes could impact the Company’s pension and postretirement benefit plans and obligations. The Company has pension and postretirement defined benefit plans for some of its current and former employees. Assumptions regarding future costs, returns on investments, interest rates and other actuarial assumptions have a significant impact on the funding requirements and expense recorded relating to these plans. Adverse changes in economic indicators, such as consumer spending, inflation data, interest rate changes, political developments and threats of terrorism, among other things, can create volatility in the financial markets. These changes could impact the assumptions and negatively affect the value of assets held in the Company's pension and other postretirement benefit plans and may increase the amount and accelerate the timing of required funding contributions for those plans. Operational Risks Significant portions of the Company’s natural gas pipelines and power generation and transmission facilities are aging. The aging infrastructure may require significant additional maintenance or replacement that could adversely affect the Company’s results of operations. Certain risks increase as the Company's energy delivery infrastructure ages, including breakdown or failure of equipment, pipeline leaks and fires developing from power lines, all of which have occurred and may reoccur in the future resulting in material costs. Aging infrastructure is more prone to failure, which increases maintenance costs, unplanned outages and the need to replace facilities. Even if properly maintained, reliability may ultimately deteriorate and negatively affect the Company’s ability to serve its customers, which could result in increased costs associated with regulatory oversight. The costs associated with compliance with PHMSA rules related to pipeline integrity and other similar programs, maintaining the aging infrastructure and capital expenditures for new or replacement infrastructure could cause rate volatility and/or regulatory lag in some jurisdictions. If, at the end of its life, the investment costs of a facility have not been fully recovered, the Company may be adversely affected if regulatory commissions do not allow such costs to be recovered in rates. Such impacts of aging infrastructure could adversely affect the Company’s results of operations and cash flows. Additionally, hazards from aging infrastructure could result in serious injury, loss of human life, significant damage to property, environmental impacts and impairment of operations, which in turn could lead to substantial financial losses. The location of facilities near populated areas, including residential areas, business centers, industrial sites and other public gathering places, could increase the damages resulting from these risks. A major incident involving another natural gas system could lead to additional capital expenditures, increased regulation, and fines and penalties on natural gas utilities and pipelines. The occurrence of any of these events could adversely affect the Company’s results of operations, financial position and cash flows. Index Part I 26 MDU Resources Group, Inc. Form 10-K

27 Part I FORM 10-K The Company's utility and pipeline operations are subject to planning risks. Most electric and natural gas utility investments, including natural gas transmission pipeline investments, are made with the intent of being used for decades. In particular, electric transmission and generation resources are planned well in advance of when they are placed into service based upon resource plans using assumptions over the planning horizon, including sales growth, commodity prices, equipment and construction costs, regulatory treatment, available technology and public policy. Public policy changes and technology advancements related to areas, such as energy efficient appliances and buildings, renewable and distributive electric generation and storage, carbon dioxide emissions, electric vehicle penetration, restrictions on or disallowance of new or existing services, and natural gas availability and cost may significantly impact the planning assumptions. Changes in critical planning assumptions may result in excess generation, transmission and distribution resources creating increased per customer costs and downward pressure on load growth. These changes could also result in a stranded investment if the Company is unable to fully recover the costs of its investments. The Company could be subject to penalties, reputational harm, and operational changes if it violates mandatory reliability and security requirements. The Company is subject to potentially adverse publicity as a result of the reliability of the Company’s services and how quickly the Company responds to certain outages. Adverse publicity could have a negative impact on the Company’s reputation as well as the way that state legislatures, utility commissions and other regulatory authorities view the Company and/or lead to less favorable legislative and regulatory outcomes or increased regulatory oversight. The imposition of any of the foregoing on the Company as a result of its actual or alleged failure to comply with reliability and security requirements could have a negative effect on the Company’s results of operations and financial condition. The regulatory approval, permitting, construction, startup, and/or operation of pipelines, power generation and transmission facilities may involve unanticipated events, delays, and unrecoverable costs. The construction, startup and operation of natural gas pipelines and electric power generation and transmission facilities involve many risks, which may include delays; breakdown or failure of equipment; inability to obtain or remain in compliance with required governmental permits and approvals; inability to obtain or renew easements; public opposition; inability to complete financing; inability to negotiate acceptable equipment acquisition, construction, fuel supply, off-take, transmission, transportation or other material agreements; contractor performance failures; changes in markets and market prices for power; cost increases and overruns; the risk of performance below expected levels of output or efficiency; the inability to obtain full cost recovery in regulated rates; and the inability to recover preliminary costs incurred prior to receiving regulatory approval. Such unanticipated events could negatively impact the Company's ability to execute on its capital plan, its business, and its results of operations and cash flows. Operating or other costs required to comply with current or potential pipeline safety regulations and potential new regulations under various agencies could be significant. The regulations require verification of pipeline infrastructure records by pipeline owners and operators to confirm the maximum allowable operating pressure of certain lines. Increased emphasis on pipeline safety and increased regulatory scrutiny may result in penalties and higher costs of operations. If these costs are not fully recoverable from customers, they could have an adverse effect on the Company’s results of operations and cash flows. Supply chain disruptions may adversely affect Company operations. The Company relies on third-party vendors and manufacturers to supply many of the materials necessary for its operations. Global logistic disruptions have impacted the flow of materials and restricted global trade flows. Manufacturers are competing for a limited supply of key commodities and logistical capacity which has impacted lead times, pricing, supply and demand. Disruptions or delays in receiving materials; price increases from suppliers or manufacturers; or inability to source needed materials, which have occurred and could reoccur, could adversely affect the Company’s capital expenditure programs, growth plans, results of operations, financial condition and cash flows. Joint ownership of coal-fired generation facilities could impact the Company’s ability to manage changing regulations and economic conditions. The Company has an ownership interest in three coal-fired electric generating facilities jointly with other co-owners who have varying ownership interests in the facilities. The Company’s ability to make determinations on changing environmental regulations and economic conditions may be impacted by its rights and obligations under the co-ownership agreements and related agreements. Such a determination could impact the Company’s ability to effectively manage these changing conditions to meet its strategic objectives and could adversely impact its financial condition, results of operations and liquidity. Index Part I MDU Resources Group, Inc. Form 10-K 27

MDU RESOURCES GROUP, INC. Part I 28 Environmental and Regulatory Risks The Company's operations could be adversely impacted by severe weather and changing weather patterns. Changing weather patterns and severe weather events, such as tornadoes, fires, rain, drought, ice and snowstorms, and high and low temperature extremes, occur in regions in which the Company operates and maintains infrastructure. Climate change could change the frequency and severity of these weather events, which may create physical and financial risks to the Company. Such risks could have an adverse effect on the Company's financial condition, results of operations and cash flows. Severe weather events may damage or disrupt the Company's electric and natural gas transmission and distribution facilities, which could result in disruption of service and ability to meet customer demand and increase maintenance or capital costs to repair facilities and restore customer service. The cost of providing service could increase if the frequency of severe weather events increases because of climate change or otherwise. The Company may not recover all costs related to mitigating these physical risks. Utility customers’ energy needs vary with weather conditions, primarily temperature and humidity. For residential customers, heating and cooling represent the largest energy use. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease. Increased energy use by its utility customers due to weather may require the Company to invest in additional generating assets, transmission and other infrastructure to serve increased load. Decreased energy use due to weather may result in decreased revenues. Extreme weather conditions, such as uncommonly long periods of high or low ambient temperature in general require more system backup, adding to costs, and can contribute to increased system stress, including service interruptions. Weather conditions outside of the Company's service territory could also have an impact on revenues. The Company buys and sells electricity that might be generated outside its service territory, depending upon system needs and market opportunities. Extreme temperatures may create high energy demand and raise electricity prices, which could increase the cost of energy provided to customers. Climate change may impact a region’s economic health, which could impact revenues at all of the Company's businesses. The Company's financial performance is tied to the health of the regional economies served. The Company provides natural gas and electric utility service for some states and communities that are economically affected by the agriculture industry. Increases in severe weather events or significant changes in temperature and precipitation patterns could adversely affect the agriculture industry and, correspondingly, the economies of the states and communities affected by that industry. The insurance industry may be adversely affected by severe weather events, which may impact availability of insurance coverage, insurance premiums and insurance policy terms. The Company may be subject to litigation related to climate change. Costs of such litigation could be significant, and an adverse outcome could require substantial capital expenditures, changes in operations and possible payment of penalties or damages, which could affect the Company's results of operations and cash flows if the costs are not recoverable in rates. The price of energy also has an impact on the economic health of communities. The cost of additional regulatory requirements related to climate change, such as regulation of carbon dioxide emissions under the federal Clean Air Act, requirements to replace fossil fuels with renewable energy or credits, or other environmental regulation or taxes, could impact the availability of goods and the prices charged by suppliers, which would normally be borne by consumers through higher prices for energy and purchased goods, and could adversely impact economic conditions of areas served by the Company. To the extent financial markets view climate change and emissions of GHGs as a financial risk, this could negatively affect the Company's ability to access capital markets or result in less competitive terms and conditions. Index Part I 28 MDU Resources Group, Inc. Form 10-K

29 Part I FORM 10-K The Company's operations are subject to environmental laws and regulations that may increase costs of operations, impact or limit business plans, or expose the Company to environmental liabilities. The Company is subject to environmental laws and regulations affecting many aspects of its operations, including air and water quality, wastewater discharge, the generation, transmission and disposal of solid waste and hazardous substances, and other environmental considerations. These laws and regulations can increase capital, operating and other costs; cause delays as a result of litigation and administrative proceedings; and create compliance, remediation, containment, monitoring and reporting obligations. Environmental laws and regulations can also require the Company to install pollution control equipment at its facilities, clean up spills and other contamination and correct environmental hazards, including payment of all or part of the cost to remediate sites where the Company's past activities, or the activities of other parties, caused environmental contamination. These laws and regulations generally require the Company to obtain and comply with a variety of environmental licenses, permits, inspections and other approvals and may cause the Company to shut down existing facilities due to difficulties in assuring compliance or where the cost of compliance makes operation of the facilities uneconomical. Although the Company strives to comply with all applicable environmental laws and regulations, public and private entities and private individuals may interpret the Company's legal or regulatory requirements differently and seek injunctive relief or other remedies against the Company. The Company cannot predict the outcome, financial or operational, of any such litigation or administrative proceedings. Existing environmental laws and regulations may be revised and new laws and regulations seeking to protect the environment have been adopted such as the Climate Commitment Act in Washington and the Climate Protection Program Rule in Oregon, requiring natural gas distribution companies to reduce overall GHG emissions, and the EPA's Coal Combustion Residuals Rule, potentially requiring additional management and remediation of electric generation coal ash facilities, and other future rules may be adopted or become applicable to the Company. These laws and other regulations could require the Company to limit the use or output of certain facilities; restrict the use of certain fuels; prohibit or restrict new or existing services; replace certain fuels with renewable fuels; retire and replace certain facilities; install pollution controls; remediate environmental impacts; remove or reduce environmental hazards; or forego or limit the development of resources. Revised or new laws and regulations that increase compliance and disclosure costs and/or restrict operations, particularly if costs are not fully recoverable from customers, could adversely affect the Company's results of operations and cash flows. Stakeholder actions and increased regulatory activity related to ESG matters, particularly climate change and reducing GHG emissions, could adversely impact the Company's operations, costs of or access to capital and impact or limit business plans. The Company has faced and may continue to face stakeholder scrutiny related to ESG matters. Certain stakeholders of the Company, such as investors, customers, employees, and lenders, have increased their scrutiny of the impacts and social cost associated with ESG matters, including climate change and certain stakeholders may hold divergent opinions on these issues. Certain states and customers are seeking cleaner energy sources and may demand alternatives to traditional energy sources. If state or customer sentiment shifts more rapidly than expected, the Company may face reduced demand for its existing services or be pressured to offer new low-carbon solutions. Decarbonization policies on building electrification initiatives could slow or reduce future customer additions in the Company's service territories. Jurisdictions pursuing aggressive GHG reduction strategies may adopt building codes or incentive structures that discourage new natural gas hookups, potentially impacting the Company's long-term growth assumptions. Concern that GHG emissions contribute to global climate change has led to international, federal, state and local legislative and regulatory proposals to reduce or mitigate the effects of GHG emissions. The Company may experience significant future costs associated with compliance of such legislative actions. The Company’s primary GHG emission is carbon dioxide from fossil fuels combustion at Montana-Dakota's electric generating facilities, particularly its jointly owned coal-fired facilities. Treaties, legislation or regulations to reduce GHG emissions in response to climate change may be adopted and can affect the Company's operations by requiring additional energy conservation efforts or renewable energy sources, limiting emissions, imposing carbon taxes or other compliance costs; as well as other mandates that could significantly increase capital expenditures and operating costs or reduce demand for the Company's services. If the Company’s utility and pipeline operations do not receive timely and full recovery of GHG emission compliance costs from customers, then such costs could adversely impact the results of operations and cash flows. Significant reductions in demand for the Company's services as a result of increased costs or emissions limitations could also adversely impact the results of operations and cash flows. Index Part I MDU Resources Group, Inc. Form 10-K 29

MDU RESOURCES GROUP, INC. Part I 30 Due to the uncertain availability of technologies to control GHG emissions and the unknown obligations that potential GHG emission legislation or regulations may create, the Company cannot determine the potential financial impact on its operations. In addition, any increased focus on climate change and stricter regulatory requirements may result in the Company facing adverse reputational risks associated with certain of its operations producing GHG emissions. There have also been efforts to discourage the investment community from investing in equity and debt securities of companies engaged in fossil fuel related business and pressuring lenders to limit funding to such companies. Additionally, some insurance carriers have indicated an unwillingness to insure assets and operations related to certain fossil fuels. If the Company is unable to satisfy the climate-related expectations of certain stakeholders, the Company may suffer reputational harm, which may cause its stock price to decrease or difficulty in accessing the capital or insurance markets. Such efforts, if successfully directed at the Company, could increase the costs of or access to capital or insurance and interfere with business operations and ability to make capital expenditures. Ownership of the Company's Common Stock Risks Statutory, legal, and regulatory requirements may limit another party's ability to acquire the Company or impose conditions on an acquisition of or by the Company. Approval from federal and state regulatory agencies would be needed for acquisition of the Company, as well as for certain acquisitions by the Company. The approval process could be lengthy and the outcome uncertain, which may deter potential acquirers from approaching the Company or impact the Company's ability to pursue acquisitions. The Company’s amended and restated certificate of incorporation, bylaws, and Delaware law each contain provisions that may discourage or delay an acquisition of the Company, which could decrease the trading price of the Company’s common stock. The Company’s amended and restated certificate of incorporation, bylaws, and Delaware law each contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids more expensive to the acquirers and to encourage prospective acquirers to negotiate with the Company’s board of directors rather than attempt a hostile takeover of the Company. These provisions include rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings and the right of the Company’s board of directors to issue preferred stock without stockholder approval. In addition, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of the Company. Any delay or prevention of a change of control or change in management that stockholders might otherwise consider to be favorable could cause the market price of the Company’s common stock to decline. The Company's stock price may be volatile and the value of its common stock may decline. The market price of the Company’s common stock may be volatile and may fluctuate or decline as a result of a variety of factors, some of which are beyond its control, including without limitation actual or anticipated fluctuations in its financial condition or results of operations; variance in its financial performance from the expectations of securities analysts which may result in securities analysts issuing unfavorable research about the Company; changes in the Company’s projected operating and financial results; significant data breaches; material litigation; future sales of the Company’s common stock by the Company or its stockholders, or the perception that such sales may occur; changes in senior management or key personnel; the trading volume of the Company’s common stock; changes in the anticipated future size and growth rate of its service territories; and general macroeconomic, geopolitical, and market conditions beyond the Company’s control. Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, such as recessions, or interest rate changes, may also negatively affect the market price of the Company’s common stock. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. The Company may be the target of this type of litigation in the future, which could result in substantial expenses and divert management’s attention. In addition, the Company enters into equity FSAs from time to time under which the Company may, at its election and subject to customary conditions, settle all or a portion of the agreements by physical delivery of shares of its common stock in exchange for cash proceeds, net share settlement, or cash settlement. Equity FSA's can expose the Company to risks associated with fluctuations in the market price of its common stock and certain forward-price adjustment factors, which may reduce the net proceeds the Company ultimately receives or increase its settlement obligation. These agreements also expose the Company to counterparty and timing risks and there can be no assurance that settling the agreements will ultimately prove to be beneficial to the Company's stockholders. Index Part I 30 MDU Resources Group, Inc. Form 10-K

31 Part I FORM 10-K The Company's inability to implement its long-term strategic plan may adversely affect future results. The Company’s ability to successfully implement and execute its long-term strategic plan is dependent on many factors. The Company’s strategies may require significant capital investment and management attention. If the Company cannot successfully execute its strategic growth initiatives, its capital investment plan, or if the long-term plan does not adequately address the challenges or opportunities the Company faces, its financial condition and results of operations may be adversely affected. Additionally, failure to meet stockholder expectations, particularly with respect to financials, cost- cutting programs, operating margins, and earnings per share, could result in volatility in the market value of the Company’s stock. The Company is a holding company and relies on cash from its subsidiaries to pay dividends. The Company depends on earnings, cash flows and dividends from its subsidiaries to pay dividends on its common stock. Regulatory, contractual and legal limitations, as well as their capital requirements, affect the ability of the subsidiaries to pay dividends to the Company and thereby could restrict or influence the Company's ability or decision to pay dividends on its common stock, which could adversely affect the Company's stock price. The Company may face risks associated with stockholder activism. Publicly-traded companies are subject to campaigns by stockholders advocating corporate actions related to matters, such as corporate governance, operational practices, and strategic direction. The Company has, and may again in the future, become subject to such stockholder activity and demands. Such activities could interfere with its ability to execute its business plans, affect the allocation of capital, be costly and time-consuming, disrupt operations, and divert the attention of management, any of which could have an adverse effect on the Company’s business or stock price. Other Risks The Company's businesses are seasonal and subject to weather conditions that could adversely affect the Company's operations, revenues, and cash flows. The Company's results of operations could be affected by changes in the weather. Weather conditions influence the demand for electricity and natural gas and affect the price of energy commodities. Utility operations have historically generated lower revenues when weather conditions are cooler than normal in the summer and warmer than normal in the winter, particularly in jurisdictions that do not have weather normalization mechanisms in place. Where weather normalization mechanisms are in place, there is no assurance the Company will continue to receive such regulatory protection from adverse weather in future rates. Adverse weather conditions, which have occurred and may reoccur, such as heavy or sustained rainfall or snowfall, droughts, storms, wind and colder weather may affect ongoing operation and maintenance and construction activities for the electric and natural gas transmission and distribution businesses. In addition, severe weather can be destructive, causing outages and property damage, which could require additional remediation costs. As a result, unusual or adverse weather conditions could negatively affect the Company's results of operations, financial position and cash flows. Competition exists in all of the Company's businesses. The Company's businesses are subject to competition. The electric utility and natural gas businesses experience competitive pressures as a result of consumer demands, technological advances, and other factors. The pipeline business competes with several pipelines for access to natural gas supplies and for transportation and storage business. New acquisition opportunities are subject to competitive bidding environments which impact prices the Company must pay to successfully acquire new properties and acquisition opportunities to grow its business. The Company's failure to effectively compete could negatively affect the Company's results of operations, financial position and cash flows. The Company's operations may be negatively affected if it is unable to obtain, develop, and retain key personnel and skilled labor forces. The Company must attract, develop and retain executive officers and other professional, technical and skilled labor forces with the skills and experience necessary to successfully manage, operate and grow the Company's businesses. Index Part I MDU Resources Group, Inc. Form 10-K 31

MDU RESOURCES GROUP, INC. Part I 32 Due to the changing workforce dynamics and an insufficient number of qualified applicants to replace skilled employees as they retire and remote work opportunities, among other things, competition for these employees is high. In some cases competition for these employees is on a regional or national basis. At times of low unemployment, it can be difficult for the Company to attract and retain qualified and affordable personnel. A shortage in the supply of personnel creates competitive hiring markets, increased labor expenses, decreased productivity and potentially lost business opportunities to support the Company's operating and growth strategies. The Company is subject to risks associated with labor disputes or prolonged negotiation processes, which could disrupt operations and increase costs. Additionally, if the Company is unable to hire employees with the requisite skills, the Company may be forced to incur significant training expenses. As a result, the Company's ability to maintain productivity, relationships with customers, competitive costs, and quality services is limited by the ability to employ, retain and train the necessary personnel and could negatively affect the Company's results of operations, financial position and cash flows. Costs related to obligations under a MEPP could have a material negative effect on the Company's results of operations and cash flows. An operating subsidiary of the Company participates in a MEPP for employees represented by a union. The Company is required to make contributions to this plan in amounts established under the collective bargaining agreement between the operating subsidiary and the union. The Company may be obligated to increase its contribution to the plan if it becomes underfunded and is classified as being in endangered, seriously endangered or critical status as defined by the Pension Protection Act of 2006, or if other participating employers withdraw from the plan and are unable to contribute sufficient amounts. The amount and timing of any increase in the Company's required contributions may depend upon one or more factors, including the outcome of collective bargaining; actions taken by the trustee; actions taken by the plan's other participating employers; the industry; future determinations of plan status; and laws and regulations. The Company could experience increased operating expenses as a result of required contributions to the MEPP, which could have an adverse effect on the Company's results of operations, financial position or cash flows. In addition, pursuant to ERISA, as amended by MPPAA, the Company could incur a partial or complete withdrawal liability upon withdrawing from the plan, exiting a market in which it does business with a union workforce or upon termination of a plan. The Company could also incur an additional withdrawal liability if its withdrawal from the plan is determined by that plan to be part of a mass withdrawal. Technology disruptions or cyberattacks could adversely impact the Company's operations. The Company uses technology in substantially all aspects of its business operations and requires uninterrupted operation of information technology and operation technology systems, including disaster recovery and backup systems and network infrastructure. These systems may be vulnerable to physical and cybersecurity failures or unauthorized access, due to hacking, human error, theft, sabotage, malicious software, ransomware, third-party compromise, acts of terrorism, acts of war, acts of nature or other causes. Emerging artificial intelligence driven threats, such as biased outputs, artificial intelligence assisted phishing, deepfakes, and malicious use of generative artificial intelligence could further increase cybersecurity and operational risk. Should a compromise or system failure occur, interdependencies to technology may disrupt the Company's ability to fulfill critical business functions. This may include interruption of electric generation, transmission and distribution facilities, natural gas storage and pipeline facilities, any of which could adversely affect the Company's reputation, business, cash flows and results of operations or subject the Company to legal or regulatory liabilities and increased costs. Litigation expenses and damages for such an event can be significant. Additionally, the Company's electric generation and transmission systems and natural gas pipelines are part of interconnected systems with other operators’ facilities; therefore, a cyber-related disruption in another operator’s system could negatively impact the Company's business. The Company’s accounting systems and its ability to collect information and invoice customers for services could be disrupted. If the Company’s operations are disrupted, it could result in decreased revenues and remediation costs that could adversely affect the Company's results of operations and cash flows. Index Part I 32 MDU Resources Group, Inc. Form 10-K

33 Part I FORM 10-K The Company is subject to cybersecurity and privacy laws, regulations and security directives of many government agencies, including TSA, FERC, NERC, and state regulatory bodies. NERC issues comprehensive regulations and standards surrounding the security of bulk power systems and continually updates these requirements, as well as establishing new requirements with which the utility industry must comply. TSA cybersecurity directives for pipeline operators introduces heightened compliance obligations. As these regulations evolve, the Company may experience increased compliance costs and may be at higher risk for violating these standards. Experiencing a cybersecurity incident could cause the Company to be non-compliant with applicable laws and regulations, causing the Company to incur costs related to legal claims, proceedings and regulatory fines or penalties. Additionally, costs incurred to comply with cybersecurity directives or to remediate a cybersecurity incident may not be fully recoverable through customer rates. The SEC has adopted rules that require the Company to provide disclosures around cybersecurity risk management, strategy, and governance, as well as disclose the occurrence of material cybersecurity incidents. These rules may also require the Company to report a cybersecurity incident before the Company has been able to fully assess its impact or remediate the underlying issue. Efforts to comply with such reporting requirements could divert management's attention from the Company's incident response and could potentially reveal system vulnerabilities to threat actors. Failure to timely report incidents under these or other similar rules could also result in monetary fines, sanctions or subject the Company to other forms of liability. This regulatory environment is increasingly challenging and may present material obligations and risks to the Company's business, including significantly expanded compliance burdens, costs, and enforcement risks. The Company, through the ordinary course of business, requires access to sensitive customer, supplier, employee and Company data. A breach of the Company's systems could compromise sensitive data and could go unnoticed for some time. Such an event could result in negative publicity and reputational harm, remediation costs, legal claims and fines that could have an adverse effect on the Company's financial results. Third-party service providers that perform critical business functions for the Company or have access to sensitive information within the Company also may be vulnerable to security breaches and information technology risks that could adversely affect the Company. The Company’s information systems experience ongoing and often sophisticated cyberattacks by a variety of sources with the apparent aim to breach the Company's cyber-defenses. The Company may face increased cyber risk due to the increased use of employee-owned devices, and work from home arrangements. Such incidents could have a material adverse effect in the future as cyberattacks continue to increase in frequency and sophistication. The Company is continuously reevaluating the need to upgrade and/or replace systems and network infrastructure. These upgrades and/or replacements could adversely impact operations by imposing substantial capital expenditures, creating delays or outages, or experiencing difficulties transitioning to new systems. System disruptions, if not anticipated and appropriately mitigated, could adversely affect the Company. Artificial intelligence presents challenges that can impact the Company's business by posing security risks to confidential or proprietary information and personal data. The use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to business operations. The Company has, and may again in the future, adopt and integrate certain artificial intelligence tools into its systems for specific use cases. The Company’s vendors and third- party partners may incorporate artificial intelligence tools into their offerings with or without disclosing this use to the Company. The providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards concerning privacy and data protection, which may result in a loss of intellectual property or confidential information and/or cause harm to the Company’s reputation and the public perception of the effectiveness of its security measures. Further, bad actors around the world use increasingly sophisticated methods, including artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any of these outcomes could damage the Company’s reputation, result in the loss of valuable property and information and adversely impact its business. Pandemics may have a negative impact on the Company's business operations, revenues, results of operations, liquidity, and cash flows. Pandemics have disrupted national, state and local economies in the past and may again in the future. To the extent pandemics adversely impact the Company's businesses, operations, revenues, liquidity or cash flows, they could also have a heightened effect of other risks. The degree to which pandemics impact the Company depends on, among other things, federal, state and local mandates, actions taken by governmental authorities, availability, timing and effectiveness of vaccines being administered, and the pace and extent to which the economy recovers and operates under normal market conditions. Index Part I MDU Resources Group, Inc. Form 10-K 33

MDU RESOURCES GROUP, INC. Part I 34 Separation Risks If the completed separations of Knife River or Everus, together with certain related transactions, were to fail to qualify as transactions that are generally tax-free for U.S. federal income tax purposes, the Company and its stockholders could be subject to significant tax liabilities. The Company completed the separations of Knife River and Everus on May 31, 2023, and October 31, 2024, respectively. In connection with the completed separations, the Company received private letter rulings from the IRS and opinion(s) of outside counsel regarding the qualification of certain elements of the separations and distributions under Section 355(a) of the Code. Notwithstanding prior receipt of IRS private letter rulings and opinion(s) of tax advisors, the IRS could determine that the completed distributions and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions, or undertakings upon which the IRS private letter rulings or the opinion(s) of tax advisors were based are false or have been violated. In addition, neither the IRS private letter rulings nor opinion(s) of tax advisors will address all of the issues that are relevant to determining whether the distributions, together with certain related transactions, qualifies as transactions that are generally tax-free for U.S. federal income tax purposes. Further, opinion(s) of tax advisors represent the judgment of such tax advisors and are not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion(s) of tax advisors. Accordingly, notwithstanding receipt by the Company of the IRS private letter rulings and the opinion(s) of tax advisors, there can be no assurance that the IRS will not assert that the distributions and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail in such challenge, the Company and its stockholders could be subject to significant U.S. federal income tax liability. Item 1B. Unresolved Staff Comments The Company has no unresolved comments with the SEC. Item 1C. Cybersecurity Risk Management and Strategy Overall Risk Management The Company has implemented a cyber risk management program to help ensure that the Company's electronic information and information systems are protected from various threats. The cyber risk management program is maintained as part of the Company's overall governance, ERM program and compliance program. The Company's information systems experience ongoing and often sophisticated cyberattacks by a variety of sources with the apparent aim to breach the Company's cyber-defenses. The Company has and may continue to face increased cyber risk due to the increased use of employee-owned devices and work from home arrangements. The Company is continuously reevaluating the need to upgrade and/or replace systems and network infrastructure. These upgrades and/or replacements could adversely impact operations by imposing substantial capital expenditures, creating delays or outages, or experiencing difficulties transitioning to new systems. System disruptions, if not anticipated and appropriately mitigated, could adversely affect the Company. The Company continually assesses risks from cybersecurity threats and adapts and enhances its controls accordingly. Risks from Cybersecurity Threats Any risks from previous cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to materially affect the Company's business, financial condition, or results of operations. Such risks and incidents could have a material adverse effect in the future as cyberattacks continue to increase in frequency and sophistication. The Company also has cyber event related insurance. Employee Cybersecurity Training The Company provides ongoing cybersecurity training and compliance programs to facilitate education for employees who may have access to the Company's data and critical systems. Employee phishing tests are conducted on a monthly basis. Engage Third-parties on Risk Management Periodic external reviews, including penetration tests and security framework assessments, are conducted by auditors, external assessors, and/or consultants to assess and ensure compliance with the Company’s information security programs and practices. Internal and external auditors assess the Company’s information technology general controls on an annual basis. Index Part I 34 MDU Resources Group, Inc. Form 10-K

35 Part I FORM 10-K Oversee Third-party Risk The Company has implemented a third-party management risk program to help monitor and reduce risks associated with the Company's vendors, which includes processes such as completing due diligence on third party service providers before engaging with them for their services; assessing the third party’s cybersecurity posture by reviewing audit reports of the third party, completing cyber questionnaires, and reviewing applicable certification; including cybersecurity contractual language in contracts to limit risk; and monitoring and reassessing third party’s to ensure ongoing compliance with their cybersecurity obligations. Physical Security The Company safeguards assets through a standard physical security design process, including access controls, surveillance and monitoring, perimeter security controls, data center security, and incident response and reporting controls. Operational Technology The Company has operation technology, consisting of the hardware and software that monitors and controls devices, processes, and infrastructure related to the Company's operational assets. Security protocols for the Company's operational technology follow applicable NERC, FERC and TSA regulations and security directives. Other Risk Factors Notwithstanding the breadth of the Company's information security program, the Company may be unsuccessful in preventing or mitigating a cybersecurity event that could have a material adverse impact. See Item 1A – Risk Factors – Other Risks – Technology disruptions or cyberattacks could adversely impact the Company's operations. Governance Board of Directors Oversight The Company's board of directors, as a whole and through its committees, has responsibility for oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate for identifying, assessing, and managing risk. The audit committee of the board of directors of the Company is responsible for oversight of risks from cybersecurity threats. Management's Role Managing Risk The Company's CIO plays a large role in informing the audit committee of the board of directors on cybersecurity risks. The audit committee of the board of directors receives presentations and reports from the CIO on cybersecurity related issues which include information security, technology risks and risk mitigation programs regularly at the quarterly board meetings. In addition to scheduled meetings, the CIO and audit committee of the board of directors maintain an ongoing dialogue regarding emerging or potential cybersecurity risks. Cybersecurity Incident Response The Company has an incident response plan to identify, protect, detect, respond to, and recover from cybersecurity threats and incidents that is also tested on an annual basis. The incident response plan is updated based on results of the test or as new cyber related developments occur. The CIO, executive leadership which includes the chief executive officer, chief financial officer, chief accounting officer, chief legal officer, and SEC financial reporting department employees, and the board of directors are notified of any material cybersecurity incidents through a defined escalation process. The defined escalation process is a risk-based process that specifies who is to be contacted and when at each risk level. Monitor, Manage, and Safeguard Against Cybersecurity Incidents and Risks The Company's CIO, along with its director of cybersecurity and a designated security team of professionals, are responsible for assessing and managing risks as well as developing and implementing policies, procedures, and practices based on the range of threats faced by the Company. There are processes around access management, data security, encryption, asset management, secure system development, security operations, network and device security to provide safeguards from a cybersecurity incident along with continual monitoring of various threat intelligence feeds. Index Part I MDU Resources Group, Inc. Form 10-K 35

MDU RESOURCES GROUP, INC. Part I 36 Cyber Risk Management Personnel The Company's director of cybersecurity reports to the CIO and the CIO reports directly to the Company's chief executive officer. The Company's CIO holds both a bachelor's and master's degree in business administration with over 25 years of information technology experience in the energy and utilities business. The director of cybersecurity has a bachelor’s degree in computer information systems, over 25 years of information security experience, and holds certified information systems security professional and certified risk and information systems control certifications. The other members of information technology director level leadership also responsible for managing cybersecurity risks have degrees including Bachelor of Computer Information Systems, information systems management, electronics, electrical engineering, business administration, and accounting, along with certified information systems auditor certification and a cybersecurity fundamentals certificate. Cyber Risk Oversight Committee Additionally, in 2014 the board of directors established CyROC to provide executive management and the audit committee of the board of directors with analyses, appraisals, recommendations and pertinent information concerning cyber defense of the Company's electronic information, information technology and operation technology systems. The CyROC is responsible for guiding the Company's comprehensive cybersecurity policies and oversight of cybersecurity risks. The CyROC is chaired by the Company's CIO and is comprised of members such as the chief financial officer, information technology leaders, internal auditors, and other leaders from across the Company. Item 2. Properties The Company’s material properties include electric generating facilities, electric transmission and distribution lines, natural gas transmission and distribution lines, natural gas storage lines and underground natural gas storage fields, which are described in Item 1 - Business under Electric, Natural Gas Distribution and Pipeline. Item 3. Legal Proceedings SEC regulations require the Company to disclose certain information about proceedings arising under federal, state or local environmental provisions if the Company reasonably believes that such proceedings may result in monetary sanctions above a stated threshold. Pursuant to SEC regulations, the Company has adopted a threshold of $1.0 million for purposes of determining whether disclosure of any such proceedings is required. For information regarding legal proceedings required by this item, see Item 8 - Note 17, which is incorporated herein by reference. Item 4. Mine Safety Disclosures Not applicable. Index Part I 36 MDU Resources Group, Inc. Form 10-K

Part II 37FORM 10-K Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities The Company's common stock is listed on the NYSE under the symbol "MDU." As of February 13, 2026, the Company's common stock was held by approximately 8,200 stockholders of record. As a pure-play regulated energy delivery business, the Company's board of directors established a long-term dividend payout ratio target of 60 percent to 70 percent of regulated energy delivery earnings. The Company has an 88-year history of uninterrupted dividend payments to stockholders and remains committed to paying a competitive dividend. The Company depends on earnings and dividends from its subsidiaries to pay dividends on common stock. The declaration and payment of dividends is at the sole discretion of the board of directors, subject to limitations imposed by agreements governing the Company's indebtedness, federal and state laws, and applicable regulatory limitations. For more information on factors that may limit the Company's ability to pay dividends, see Item 8 - Note 11. The following table includes information with respect to the Company's purchase of equity securities: ISSUER PURCHASES OF EQUITY SECURITIES Period Total Number of Shares (or Units) Purchased (1) Average Price Paid per Share (or Unit) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (2) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (2) October 1 through October 31, 2025 — — — — November 1 through November 30, 2025 51,651 $20.61 — — December 1 through December 31, 2025 — — — — Total 51,651 $20.61 — — (1) Represents MDU original issue shares of common stock in connection with annual stock grants made to the Company's non-employee directors. (2) Not applicable. The Company does not currently have in place any publicly announced plans or programs to repurchase equity securities. Item 6. Reserved. Index Part II MDU Resources Group, Inc. Form 10-K 37

Part II MDU RESOURCES GROUP, INC.38 Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations The Company generates, transmits and distributes electricity and provides natural gas distribution, transportation and storage services. Through a strategy focusing on its "CORE," the Company strives to deliver superior value and achieve industry-leading performance as a pure-play regulated energy delivery company, while pursuing organic growth opportunities. The Company's "CORE" strategy prioritizes customers and communities, operational excellence, returns focused initiatives and an employee driven culture. Strategic Initiatives On May 31, 2023, the Company completed the separation of Knife River, its construction materials and contracting business, resulting in Knife River becoming an independent, publicly-traded company. The Company's board of directors approved the distribution of approximately 90 percent of the issued and outstanding shares of Knife River to the Company's stockholders. Stockholders of the Company received one share of Knife River common stock for every four shares of the Company's common stock held on May 22, 2023, the record date for the distribution. The Company retained approximately 10 percent or 5.7 million shares of Knife River common stock immediately following the separation, which were disposed of in a tax-free exchange in November 2023. The separation of Knife River was a tax- free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. On October 31, 2024, the Company completed the separation of Everus, its construction services business, resulting in Everus becoming an independent, publicly-traded company. The Company's board of directors approved the distribution of all the outstanding shares of Everus common stock to the Company's stockholders. Stockholders of the Company received one share of Everus common stock for every four shares of the Company's common stock held as of the close of business on October 21, 2024, the record date for the distribution. The separation of Everus was a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. The Company incurred costs in connection with the strategic initiatives in 2023, 2024 and 2025, as noted in the Business Segment Financial and Operating Data section. One Big Beautiful Bill Act On July 4, 2025, the reconciliation bill was enacted into law, extending key provisions of the 2017 Tax Cuts and Jobs Act while scaling back clean energy tax incentives of the IRA. Changes in tax laws may affect recorded deferred tax assets and deferred tax liabilities or the Company's effective tax rates in the future. The Company has evaluated new legislation, and it does not expect a material impact to the consolidated financial statements or ongoing tax rate as a result of this legislation. Market Trends The Company continues to manage the inflationary pressures experienced throughout the United States, including the impact that inflation, interest rates, changes in tariffs, commodity price volatility and supply chain disruptions may have on its business and customers and proactively looks for ways to lessen the impact to its business. The Company has observed supply chain improvements in lead times for certain commodities. The Company has experienced impacts related to the changes in tariffs and continues to navigate the current environment and monitor the future for impacts that could occur. For more information on possible impacts to the Company's businesses, see the Outlook for each segment below and Item 1A - Risk Factors. Index Part II 38 MDU Resources Group, Inc. Form 10-K

Part II 39FORM 10-K Consolidated Earnings Overview The following table summarizes the contribution to the consolidated income by each of the Company's business segments. Years ended December 31, 2025 2024 2023   (In millions, except per share amounts) Electric $ 64.9 $ 74.8 $ 71.6 Natural gas distribution 56.1 46.9 48.5 Pipeline 68.2 68.0 47.4 Other 2.2 (8.6) 162.6 Income from continuing operations 191.4 181.1 330.1 Discontinued operations, net of tax (1.0) 100.0 84.6 Net income $ 190.4 $ 281.1 $ 414.7 Earnings per share - basic: Income from continuing operations $ .94 $ .89 $ 1.62 Discontinued operations, net of tax (.01) .49 .42 Earnings per share - basic $ .93 $ 1.38 $ 2.04 Earnings per share - diluted: Income from continuing operations $ .93 $ .88 $ 1.62 Discontinued operations, net of tax — .49 .41 Earnings per share - diluted $ .93 $ 1.37 $ 2.03 The Company completed the separations of Knife River on May 31, 2023, its former construction materials and contracting segment, and of Everus on October 31, 2024, its former construction services segment, into new independent publicly-traded companies. As a result of these separations, the historical results of operations for Knife River and Everus are shown in discontinued operations, net of tax, except for allocated general corporate overhead costs of the Company, which did not meet the criteria for discontinued operations and are reflected in Other. Also included in discontinued operations are certain strategic initiative costs associated with the separations of Knife River and Everus. Other includes activity for Everus for ten months in 2024 compared to the full year in 2023 and Knife River activity for five months in 2023. Results of Operations The Company's discussion and analysis for the year ended December 31, 2025 compared to 2024 is included herein. For discussion and analysis for the year ended December 31, 2024 compared to 2023 refer to Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 20, 2025. 2025 compared to 2024 The Company's consolidated earnings decreased $90.7 million primarily due to the absence of income from discontinued operations in 2025, partially offset by increased earnings at the natural gas distribution business. • Earnings at the electric business were impacted by higher operation and maintenance expense, primarily increased payroll-related costs, contract services related to Coyote Station planned outage-related costs, software expense, which include certain costs associated with services provided under the Transition Services Agreement with Everus that are recovered in other income, and insurance expense. Partially offsetting the increased operation and maintenance expense were higher retail sales revenue and retail sales volumes, partially driven by a data center near Ellendale, North Dakota. • Increased earnings at the natural gas distribution business was largely the result of higher retail sales revenue, driven largely by rate relief in Washington, Montana, South Dakota and Wyoming. The increase was partially offset by higher operation and maintenance expense, primarily higher insurance expense, payroll-related costs, and software expense, which include certain costs associated with services provided under the Transition Services Agreement with Everus that are recovered in other income. Index Part II MDU Resources Group, Inc. Form 10-K 39

Part II MDU RESOURCES GROUP, INC.40 • The pipeline's slight earnings increase was driven by growth projects placed in service throughout 2024 and in late 2025 and customer demand for short-term firm natural gas transportation contracts. Higher use of the company's interruptible natural gas transportation services further drove the increase. The increase was partially offset by higher operation and maintenance expense primarily attributable to payroll-related costs. The increase was further offset by the absence of $1.5 million, net of tax proceeds received in 2024 from a customer settlement as well as the absence of a benefit from an adjustment related to the Company's effective state income tax rate change. The business also incurred higher depreciation expense due to growth projects placed in service, as previously discussed, and higher property taxes in Montana. • Other was impacted by the absence of the income from discontinued operations in 2025. Partially offsetting the decrease was lower operation and maintenance expense, largely a result of corporate overhead costs classified as continuing operations allocated to the construction services business in 2024, which are not included in Other in 2025. A discussion of key financial data from the Company's business segments follows. Business Segment Financial and Operating Data The following are key financial and operating data for each of the Company's business segments. Highlights of key growth strategies, projections and certain assumptions for the Company and its subsidiaries, and other matters concerning the Company's business segments are included below. Many of these highlighted points are "forward-looking statements." For more information, see Part I - Forward-Looking Statements. There is no assurance that the Company's projections, including estimates for growth and changes in earnings, will in fact be achieved. Please refer to assumptions contained in this section, as well as the various important factors listed in Item 1A - Risk Factors. Changes in such assumptions and factors could cause actual future results to differ materially from the Company's projections. For information pertinent to various commitments and contingencies, see Item 8 - Notes to Consolidated Financial Statements. For a summary of the Company's business segments, see Item 8 - Note 14. Index Part II 40 MDU Resources Group, Inc. Form 10-K

Part II 41FORM 10-K Electric and Natural Gas Distribution Strategy and challenges The electric and natural gas distribution segments provide electric and natural gas distribution services to customers, as discussed in Item 1 - Business. Both segments strive to be top performing utilities and provide safe, reliable, competitively priced and environmentally responsible energy services to customers. The segments are focused on cultivating organic growth while managing operating costs and monitoring opportunities for these segments to retain, grow and expand their customer base through extensions of existing operations, including building and upgrading electric generation, transmission and distribution, and natural gas systems. The continued efforts to create operational improvements and efficiencies across both segments promotes the Company's business integration strategy. The primary factors that impact the results of these segments are the ability to earn authorized rates of return; weather; climate change laws, regulations and initiatives; competitive factors in the energy industry; population growth; and economic conditions in the segments' service areas. The electric and natural gas distribution segments are subject to extensive regulation in the jurisdictions where they conduct operations with respect to costs, timely recovery of investments and permitted returns on investment. The Company is focused on modernizing utility infrastructure to meet the varied energy needs of both its customers and communities while working to deliver safe, reliable, affordable and environmentally responsible energy. The segments continue to invest in facility upgrades to be in compliance with existing and known future regulations. To assist in the reduction of regulatory lag in obtaining revenue increases to align with increased investments, tracking mechanisms have been implemented in certain jurisdictions. The Company also seeks rate adjustments for operating costs and capital investments, as well as reasonable returns on investments not covered by tracking mechanisms. For more information on the Company's tracking mechanisms and recent rate cases, see Item 1 - Business and Item 8 - Note 6. These segments are also subject to extensive regulation related to certain operational and environmental compliance, cybersecurity, permit terms and system integrity. Both segments are faced with the ongoing need to actively evaluate cybersecurity processes and procedures related to its transmission and distribution systems for opportunities to further strengthen its cybersecurity protections. There have been cyber and physical attacks within the energy industry on infrastructure, such as substations, and the Company continues to evaluate the safeguards implemented to protect its electric and natural gas utility systems. Implementation of enhancements and additional requirements to protect the Company's infrastructure is ongoing. To date, many states have enacted, and others are considering, mandatory energy standards requiring utilities to meet certain thresholds of renewable and/or carbon-free energy supply. Over the long-term, the Company expects overall electric demand to be positively impacted by increased electrification trends as a means to address economy-wide carbon emission concerns, large data center growth and changing customer conservation patterns. MISO and NERC announced concerns with reliability of the electric grid due to rapid expansion of renewables and retirement of baseload resources such as coal and the uncertainty of adequate energy production during certain periods of time, while load growth has increased faster than expected due to growth in the data center industry. Montana-Dakota filed its 2024 IRP with the NDPSC in July 2024. With MISO's filed changes in resources adequacy at FERC and the adoption of direct loss of load accreditation for generation resources around riskiest hours on the system versus peak load hours, Montana-Dakota identified the need to add additional capacity resources to its system by 2028 versus 2034 as identified in its previous IRP. The Company previously executed a PPA for 150 MW of output from Badger Wind Farm, which included the option to purchase a 49 percent ownership interest. With the closing now complete, the PPA has been reduced to 27.5 MW. The ownership stake in Badger Wind Farm reduced the Company's capacity and energy purchase requirements as identified in the 2024 IRP. The Company will continue to monitor the progress of these changes, including the impacts associated with the implementation of MISO's direct loss of load accreditation in 2028, and assess the potential impacts they may have on its stakeholders, business processes, results of operations, cash flows and disclosures. Revenues are impacted by both customer growth and usage, the latter of which is primarily impacted by weather, as well as impacts associated with commercial and industrial slow-downs, including economic recessions, and energy efficiencies. Very cold winters increase demand for natural gas and to a lesser extent, electricity, while warmer than normal summers increase demand for electricity, especially among residential and commercial customers. Average consumption among both electric and natural gas customers has tended to decline as more efficient appliances and furnaces are installed, and as the Company has implemented conservation programs. Natural gas weather normalization and decoupling mechanisms in certain jurisdictions have been implemented to largely mitigate the effect that would otherwise be caused by variations in volumes sold to these customers due to weather and changing consumption patterns on the Company's distribution margins, as further discussed in Item 1 - Business. Index Part II MDU Resources Group, Inc. Form 10-K 41

Part II MDU RESOURCES GROUP, INC.42 In the second half of 2023, electric fuel and purchased power prices increased across Montana-Dakota's integrated system and remained elevated through January 2024. This was caused by transmission congestion in northwest North Dakota due to delays in additional SPP transmission line build-out, as well as additional load growth in the Bakken region. To assist in the recovery of the higher electric fuel and purchased power costs, Montana-Dakota filed waiver requests with the NDPSC and SDPUC, deferring the increased costs to the annual fuel clause adjustment. In Montana, the waiver request is filed monthly and was unopposed by the MTPSC. Effective April 1, 2024, as approved by the NDPSC, Montana-Dakota started recovery in North Dakota of these increased costs over a period of two years rather than one year. In South Dakota and Montana, Montana-Dakota recovered these costs over a one-year period effective July 1, 2024. In July 2025, the NDPSC approved Montana-Dakota's request to defer external legal expenses related to this congestion litigation and record those deferred expenses into a regulatory asset. Montana-Dakota and MISO each filed a petition for review of the FERC decision with the Eighth Circuit with a decision expected in the first half of 2026. The Company continues to proactively monitor and work with its manufacturers to reduce the effects of increased pricing and lead times on delivery of certain raw materials and equipment used in electric generation, transmission and distribution system and natural gas pipeline projects. Long lead times are attributable to increased demand for steel products from pipeline companies as they continue pipeline system safety and integrity replacement projects driven by PHMSA regulations, as well as delays in the manufacturing and shipping of electrical equipment and increased demand for electrical equipment due to regulatory activity and grid expansion. The Company has been able to minimize the effects by working closely with suppliers or obtaining additional suppliers, as well as modifying project plans to accommodate extended lead times and increased costs. The Company expects these delays to continue. Inflationary pressures have moderated but costs for goods and services remain high. The Company also continues to monitor the impact tariffs will have on its costs. Tariff increases on raw materials could negatively affect the Company's construction projects and maintenance work. For additional discussion regarding risks and uncertainties, see Item 1A - Risk Factors. The ability to grow through acquisitions is subject to significant competition and acquisition premiums. In addition, the ability of the segments to grow their service territory and customer base is affected by regulatory constraints, the economic environment of the markets served, population changes and competition from other energy providers and fuel. The construction of new electric generating facilities, transmission lines and other service facilities is subject to higher costs and long lead times for equipment, extensive permitting procedures, and federal and state legislative and regulatory initiatives, which may necessitate increases in electric energy prices. As the industry continues to expand the use of renewable energy sources, the need for additional transmission infrastructure is growing. As part of MISO's long range transmission plan, in August 2022, the Company announced its intent to develop, construct and co-own JETx with Otter Tail Power Company in central North Dakota. In October 2023, the FERC issued an order approving the Company's request for CWIP Incentive Rate and Abandoned Plant Incentive treatment on this project. Montana-Dakota and Otter Tail Power Company received approval of a Certificate of Public Convenience and Necessity from the NDPSC in November 2024 on this project. The route permit for the JETx line was filed with the NDPSC in August 2025. JETx is expected to be placed in service at the end of 2028. Index Part II 42 MDU Resources Group, Inc. Form 10-K

Part II 43FORM 10-K Earnings overview - The following information summarizes the performance of the electric segment. 2025 vs. 2024 2024 vs. 2023 Years ended December 31, 2025 2024 2023 Variance Variance   (In millions) Operating revenues $ 438.3 $ 414.5 $ 401.2 5.7% 3.3 % Operating expenses: Electric fuel and purchased power 159.0 141.2 134.8 12.6% 4.7 % Operation and maintenance 111.3 95.0 92.7 17.2% 2.5 % Depreciation and amortization 69.6 66.5 64.2 4.7% 3.6 % Taxes, other than income 18.8 17.6 16.7 6.8% 5.4 % Total operating expenses 358.7 320.3 308.4 12.0% 3.9 % Operating income 79.6 94.2 92.8 (15.5) % 1.5 % Other income 7.4 8.2 5.8 (9.8) % 41.4 % Interest expense 31.7 30.0 28.0 5.7% 7.1 % Income before income taxes 55.3 72.4 70.6 (23.6) % 2.5 % Income tax benefit (9.6) (2.4) (1.0) 300.0% 140.0 % Net income $ 64.9 $ 74.8 $ 71.6 (13.2) % 4.5 % Operating statistics 2025 2024 2023 Revenues (millions) Retail sales: Residential $ 136.7 $ 139.9 $ 134.1 Commercial 179.0 165.8 164.1 Industrial 37.8 42.3 42.3 Other 7.4 7.8 7.1 360.9 355.8 347.6 Other 77.4 58.7 53.6 $ 438.3 $ 414.5 $ 401.2 Volumes (million kWh) Retail sales: Residential 1,191.1 1,159.5 1,180.2 Commercial 2,820.5 2,474.5 2,350.5 Industrial 485.7 528.9 583.7 Other 81.8 81.6 81.8 4,579.1 4,244.5 4,196.2 Average cost of electric fuel and purchased power per kWh $ .026 $ .025 $ .024 Cooling degree days (% warmer (colder) than prior year)1 Montana (5.4) % (0.7) % (1.0) % North Dakota (6.9) % (2.2) % (5.4) % South Dakota 16.8% (27.0) % (9.8) % Wyoming (24.8) % 46.1% (26.4) % 1Cooling degree days are a measure of the energy demand for cooling. Index Part II MDU Resources Group, Inc. Form 10-K 43

Part II MDU RESOURCES GROUP, INC.44 2025 compared to 2024 Electric earnings decreased $9.9 million as a result of: • Revenue increased $23.8 million. ◦ Largely attributable to: ▪ Higher fuel and purchased power costs of $17.8 million recovered in customer rates and offset in expense, as described below. ▪ Higher net transmission revenue of $3.5 million, including data center revenue. ▪ Higher retail sales volumes of $1.2 million, driven primarily by higher residential volumes, largely due to colder weather in the first quarter of the year, and higher commercial volumes from the data center as further discussed in the Outlook section. ◦ Partially offset by lower renewable tracker revenues, partially associated with higher production tax credits offset in income tax benefit, as described below. • Electric fuel and purchased power increased $17.8 million, largely the result of higher retail sales volumes and higher commodity prices. • Operation and maintenance increased $16.3 million. ◦ Largely the result of: ▪ Higher payroll-related costs of $5.7 million. ▪ Higher contract services related to Coyote generating station planned outage-related costs of $3.5 million. ▪ Increased software expense of $3.2 million. ▪ Higher insurance expense. ◦ Also reflected are higher costs associated with services provided to Everus as part of the transition services agreement, offset in other income, as described below. The transition services are expected to be complete as of March 2026. • Depreciation and amortization increased $3.1 million, largely due to increased property, plant and equipment balances, as a result of transmission projects placed in service to improve reliability and update aging infrastructure. • Taxes, other than income increased $1.2 million, largely as a result of higher property tax, primarily in Montana. • Other income decreased $800,000, primarily due to lower interest income related to a data center project and lower regulatory deferral balances, partially offset by higher transition services agreement income, as described above. • Interest expense increased $1.7 million, largely the result of lower AFUDC due to lower interest rates and average CWIP balances. • Income tax benefit increased $7.2 million, largely due to lower income before income taxes, and higher production tax credits of $2.5 million driven by higher wind production and wind farm repowers. Index Part II 44 MDU Resources Group, Inc. Form 10-K

Part II 45FORM 10-K Earnings overview - The following information summarizes the performance of the natural gas distribution segment. 2025 vs. 2024 2024 vs. 2023 Years ended December 31, 2025 2024 2023 Variance Variance   (In millions) Operating revenues $ 1,283.5 $ 1,201.1 $ 1,287.5 6.9% (6.7) % Operating expenses: Purchased natural gas sold 746.3 699.3 805.1 6.7% (13.1) % Operation and maintenance 241.2 231.2 219.7 4.3% 5.2 % Depreciation and amortization 105.0 102.0 95.3 2.9% 7.0 % Taxes, other than income 81.5 76.0 75.2 7.2% 1.1 % Total operating expenses 1,174.0 1,108.5 1,195.3 5.9% (7.3) % Operating income 109.5 92.6 92.2 18.3% .4 % Other income 15.8 25.5 20.8 (38.0) % 22.6 % Interest expense 59.6 63.2 57.6 (5.7) % 9.7 % Income before income taxes 65.7 54.9 55.4 19.7% (.9) % Income tax expense 9.6 8.0 6.9 20.0% 15.9 % Net income $ 56.1 $ 46.9 $ 48.5 19.6% (3.3) % Operating statistics 2025 2024 2023 Revenues (millions) Retail sales: Residential $ 680.0 $ 651.8 $ 726.1 Commercial 423.9 400.8 441.2 Industrial 45.2 42.7 45.0 1,149.1 1,095.3 1,212.3 Transportation and other 134.4 105.8 75.2 $ 1,283.5 $ 1,201.1 $ 1,287.5 Volumes (MMdk) Retail sales: Residential 65.8 67.2 69.3 Commercial 49.4 46.9 47.9 Industrial 5.0 5.4 5.4 120.2 119.5 122.6 Transportation sales: Commercial 1.9 1.9 1.9 Industrial 168.4 192.6 188.4 170.3 194.5 190.3 Total throughput 290.5 314.0 312.9 Average cost of natural gas per dk $ 6.21 $ 5.85 $ 6.57 Heating degree days (% colder (warmer) than prior year)1 Idaho (6.1) % (7.3) % (9.0) % Minnesota 12.8% (12.6) % (11.9) % Montana 4.5% (4.6) % (2.8) % North Dakota2 9.7% (9.9) % 0.3 % Oregon2 (1.2) % (4.3) % (5.5) % South Dakota2 4.0% (10.0) % (0.2) % Washington2 (5.2) % (0.2) % (8.5) % Wyoming 7.6% (9.8) % 1.4% 1Heating degree days are a measure of the daily temperature demand for energy for heating. 2Weather normalization or decoupling mechanisms are in place that minimize the weather impact. Index Part II MDU Resources Group, Inc. Form 10-K 45

Part II MDU RESOURCES GROUP, INC.46 2025 compared to 2024: Natural gas distribution earnings increased $9.2 million as a result of: • Revenue increased $82.4 million. ◦ Primarily due to: ▪ Higher purchased natural gas sold of $47.0 million, including net environmental compliance costs, recovered in customer rates and offset in expense, as described below. ▪ Rate relief of $25.2 million, primarily in Washington, Montana, South Dakota and Wyoming. ▪ Higher revenue-based taxes of $3.6 million, recovered in rates and offset in expense, as described below. ▪ Higher conservation revenues of $3.5 million, offset in expense, as described below. ▪ Higher basic service charges of $2.1 million due to customer growth. ▪ Higher retail sales volumes of $2.0 million, which includes weather normalization and decoupling mechanism in certain jurisdictions, and higher volumes to commercial customer classes. This increase was largely offset by lower volumes to residential customer classes, largely due to warmer weather in certain jurisdictions. • Purchased natural gas sold increased $47.0 million, primarily due to higher net environmental compliance costs of $38.1 million, commodity costs of $4.9 million and volumes of natural gas purchased of $4.0 million. • Operation and maintenance increased $10.0 million. ◦ Largely due to: ▪ Higher conservation-related costs, recovered in rates, as discussed above. ▪ Higher costs associated with MAOP projects of $1.7 million. ▪ Higher insurance expense. ▪ Higher payroll-related costs of $1.5 million. ▪ Higher software related expenses of $1.3 million. ◦ Also reflected are higher costs associated with services provided to Everus as part of the transition services agreement, offset in other income, as described below. The transition services are expected to be complete as of March 2026. • Depreciation and amortization increased $3.0 million, of which $6.6 million resulted from increased property, plant and equipment balances related to growth and replacement projects placed in service, partially offset by lower depreciation rates implemented from rate cases in Montana, North Dakota, Wyoming, Washington and Oregon of $2.9 million, and lower regulatory amortizations. • Taxes, other than income increased $5.5 million, due to higher revenue-based taxes, as described above, and higher property taxes, largely in Montana and Washington. • Other income decreased $9.7 million. ◦ Primarily due to: ▪ Lower interest on regulatory deferral balances, primarily lower purchased gas cost deferral balances. ▪ The absence of $2.2 million of interest income associated with prior year renewable natural gas projects. ▪ Higher pension expense of $1.4 million. ▪ Lower returns of $500,000 on the Company's nonqualified benefit plans. ◦ Offset in part by higher transition services agreement income, as described above. • Interest expense decreased $3.6 million, largely due to lower long-term debt balances. • Income tax expense increased $1.6 million, largely the result of higher income before income taxes, partially offset by lower permanent tax adjustments. Index Part II 46 MDU Resources Group, Inc. Form 10-K

Part II 47FORM 10-K Outlook In 2025, the utility business experienced rate base growth of 16.0 percent, which includes the purchase of its ownership stake in Badger Wind Farm. These segments grew rate base by 8.7 percent annually over the last five years on a compound basis and expects to invest approximately $2.5 billion of capital expenditures over the next five years. Operations are spread across eight states where the Company expects customer growth to be higher than the national average. In 2025 and 2024, these segments experienced retail customer growth of approximately 1.5 percent and 1.4 percent, respectively, and the Company expects customer growth to continue to average 1 percent to 2 percent per year. This customer growth, along with system upgrades and replacements needed to supply safe and reliable service, will require investments in new and replacement electric and natural gas systems. These segments are exposed to energy price volatility and may be impacted by changes in oil and natural gas exploration and production activity. Rate schedules in the jurisdictions in which the Company's natural gas distribution segment operates contain clauses that permit the Company to file for rate adjustments for changes in the cost of purchased natural gas. Although changes in the price of natural gas are passed through to customers and have minimal impact on the Company's earnings, the natural gas distribution segment's customers may benefit through the Company's utilization of storage and fixed price contracts to help manage price volatility. The EPA's GHG and mercury emissions standards finalized in May 2024 would have required additional pollution controls for Coyote Station to operate beyond 2031 and 2027, respectively. In April 2025, the EPA granted a two year extension for Coyote Station to add pollution controls to comply with the mercury emissions standard. In June 2025, the EPA proposed rules to repeal both the mercury emissions standard and the electric generation GHG emissions standard. If the rules go into effect, it could require owners of Coyote station to incur significant new costs. These costs could, dependent on determination by state regulatory commissions on approval to recover such costs from customers, negatively impact the Company's results of operations, financial position and cash flows. In December 2024, the EPA issued a final decision on the NDDEQ's Regional Haze state implementation plan, maintaining the proposed disapproval of the state's conclusion that no additional controls are warranted during this implementation period. The EPA did not issue a federal implementation plan in place of the state plan and would have two years from the state plan disapproval to either propose a federal plan or approve a new state plan. Coyote Station co-owners filed a petition for review with the Eighth Circuit in January 2025, challenging EPA's NDDEQ state plan disapproval, and in February 2025, filed a petition for reconsideration with the EPA, which was granted in April 2025. In June 2025, the Eighth Circuit granted a request by the EPA to continue to hold the petition of review proceeding in abeyance so that the EPA could review the previous administration's findings and actions. In March 2025, the EPA announced the agency is restructuring the regulations for implementing the Regional Haze Program. Further, in October 2025, the EPA released an advanced notice of proposed rulemaking seeking input on restructuring the program with the intent to streamline regulatory requirements for states' visibility improvement obligations. The Company is one of four owners of Coyote Station and cannot make a unilateral decision on the plant's future; therefore, the Company could be negatively impacted by decisions of the other owners. The joint owners continue to collaborate in analyzing data and weighing decisions that impact the plant and its employees as well as each company's customers and communities served. In December 2025, the Company completed the acquisition of a 49 percent ownership interest in Badger Wind Farm and placed the asset in service. The completed transaction secures 122.5 MW of the project's total 250 MW generation capacity for the Company and follows the NDPSC's Advance Determination of Prudence and Certificate of Public Convenience and Necessity approvals, confirming the project is a prudent, cost-effective investment for customers. The Company previously executed a PPA for 150 MW of output from the project, which included the option to purchase the 49 percent ownership interest. With the closing now complete, the PPA has been reduced to 27.5 MW. In March 2023, the Company began to provide power for Applied Digital's data center near Ellendale, North Dakota. At full capacity, the data center requires 180 MW of electricity, which is the equivalent of about 21 percent of the Company's generation portfolio. Applied Digital's load is purchased from the MISO market and does not impact other customers' power supply. An electric service agreement to serve an additional 350 MW data center load with Applied Digital in the Company's service territory was approved by the NDPSC. 100 MW of the additional data center load is expected to be fully online in the second quarter of 2026. In August 2024, the Company filed a request with the SDPUC seeking approval on an electric service agreement to provide up to 50 MW of electricity to a data center near Leola, South Dakota. Construction of the data center and approval of the electric service agreement which had been pending development of new local siting requirements for data center loads by McPherson County in South Dakota, were effective August 5, 2025. Approval of the electric service agreement with the SDPUC is still pending filing an updated conditional use permit for the data center siting with McPherson County. Index Part II MDU Resources Group, Inc. Form 10-K 47

Part II MDU RESOURCES GROUP, INC.48 The Infrastructure Investment and Jobs Act, commonly known as the Bipartisan Infrastructure Law, was enacted in the fourth quarter of 2021 designating funds for investments such as upgrades to electric and grid infrastructure, transportation systems, and electric vehicle infrastructure. In July 2025, the North Dakota Industrial Commission awarded the Company a grant award under the Grid Resilience and Innovative Partnerships Program, which is part of the Infrastructure Investment and Jobs Act. The funds from the award will be used by the Company to build a 46 kV transmission line that will connect the Merricourt Transmission Substation to a 46 kV line near Fredonia, North Dakota. In addition, the IRA provided new funding for clean energy programs. The Company continues to pursue various opportunities under the Grid Resilience and Innovative Partnerships Program, and is also pursuing a biogas property at the Knott Landfill site in Bend, Oregon which may qualify for an investment tax credit and clean fuel production credits as part of the IRA. As discussed previously, the Company has evaluated the OBBBA and does not expect a material impact as a result of this legislation. Legislation and rulemaking The Company continues to monitor legislation and rulemaking related to clean energy standards that may impact its segments. Below are some of the specific legislative actions the Company is monitoring. • In May 2024, the EPA published four final rules, three of which will impose stricter standards on GHG emissions from existing coal-fired and new natural gas-fired generation units, require a further reduction of mercury emissions from coal-fired generation units, and impose additional regulations around the storage and management of coal ash. In March 2025, the EPA announced reconsideration of the Electric Generation and Greenhouse Gas Rule, Mercury and Air Toxics Standards Rule, and Effluent Limitations Guidelines Rule. Comments on certain of these proposed rules were due in August 2025. If the rules were to remain as originally proposed and if the costs to comply with these rules are not fully recoverable from customers, they could have a material adverse effect on the Company's results of operations and cash flows. • In February 2026, the EPA published a final rule that rescinded the 2009 Endangerment Finding and related standards for motor vehicle GHG emissions under the Clean Air Act. The final rule does not directly address or repeal GHG regulations for power plants and other non-motor vehicle sources. The Company is currently evaluating this rulemaking. • In July 2024, the ODEQ published its proposed rules to create a new Climate Protection Program. The Oregon Environmental Quality Commission adopted the rules in November 2024. The Company intends to meet its obligations first through no-cost emissions allowances and will fill remaining compliance obligations by investing in additional customer conservation and energy efficiency programs, purchasing community climate investment credits, and acquiring environmental attributes from low-carbon fuel projects such as RNG. Compliance costs for these regulations are being recovered through customer rates. Due to the timing of regulatory recovery, future compliance obligation purchases could impact the Company's operating cash flow. • In Washington, the Climate Commitment Act was adopted by the Washington Legislature in 2021 and became effective in 2023. The Climate Commitment Act establishes a cap-and-invest program designed to reduce GHG emissions over time, while using auctioned allowances to fund state energy and environmental policy goals. The Company intends to meet its compliance obligations through a combination of energy efficiency measures, no-cost allowances, purchased allowances, and carbon offsets. Compliance costs for these regulations are being recovered through customer rates. Due to the timing of regulatory recovery, the purchase of allowances could impact the Company's operating cash flow. • The Washington SBCC in 2023 adopted residential and commercial building code amendments that will significantly limit the use of natural gas for space and water heating in new and retrofitted commercial and residential buildings. In May 2024, the Company filed a joint complaint seeking declaratory and injunctive relief under federal law against the Washington SBCC's adoption of the amended Washington State Energy Code. This complaint was dismissed by the federal district court. Petitioners have appealed this decision to the United States Court of Appeals for the Ninth Circuit. The Company's opening brief was filed in July 2025. Oral argument before a three-judge panel of the Ninth Circuit was held on February 10, 2026. Initiative Measure No. 2066, which was approved by voters, does not allow the Washington State Energy Code to "in any way prohibit, penalize, or discourage the use of gas for any form of heating, or for uses related to any appliance or equipment, in any building." In May 2025, the King County Superior Court filed an order ruling Initiative Measure No. 2066 unconstitutional. Following the ruling, the Building Industry Association of Washington filed a notice of appeal with the King County Superior Court. The King County Superior Court’s order invalidating Initiative Measure No. 2066 is now pending review by the Washington State Supreme Court. The Court heard oral arguments in the case in January 2026. Index Part II 48 MDU Resources Group, Inc. Form 10-K

Part II 49FORM 10-K • In March 2024, the SEC issued Final Rule 33-11275 - The Enhancement and Standardization of Climate-Related Disclosures for Investors. In April 2024, the SEC announced that it would voluntarily stay its final climate disclosure rules pending judicial review. In March 2025, the SEC withdrew its defense of the rules. In July 2025, the SEC asked the Eighth Circuit to issue a ruling on the abandoned climate regulations. In September 2025, the Eighth Circuit stated it was pausing its consideration of legal challenges against this rule, pending further action by the SEC. Index Part II MDU Resources Group, Inc. Form 10-K 49

Part II MDU RESOURCES GROUP, INC.50 Pipeline Strategy and challenges The pipeline segment provides natural gas transportation, underground storage and energy- related services, including cathodic protection, as discussed in Item 1 - Business. The segment focuses on utilizing its extensive expertise in the design, construction and operation of energy infrastructure and related services to increase market share and profitability through optimization of existing operations, organic growth and investments in energy- related assets within or in close proximity to its current operating areas. The segment focuses on the continual safety and reliability of its systems, which entails building, operating and maintaining safe natural gas pipelines and facilities. The segment continues to evaluate growth opportunities including the expansion of natural gas facilities; incremental pipeline projects; and expansion of energy-related services leveraging on its core competencies. In support of this strategy, the Company completed the following growth projects in 2024 and 2025: • In March 2024, the 2023 Line Section 27 Expansion project was placed in service and increased system capacity by 175 MMcf of natural gas per day. • In July 2024, the Line Section 28 Expansion project was placed in service and increased system capacity by 137 MMcf of natural gas per day. • In November 2024, the Company closed on the purchase of a 28-mile natural gas pipeline lateral in northwestern North Dakota. • In December 2024, the Wahpeton Expansion project was placed in service and increased system capacity by approximately 20 MMcf of natural gas per day. • In November 2025, the Minot Expansion Project was placed in service and increased system capacity by 7 MMcf of natural gas per day. The segment is exposed to natural gas and oil price volatility including fluctuations in basis differentials. Legislative and regulatory initiatives on increased pipeline safety regulations and environmental matters such as the reduction of methane emissions could also impact the price and demand for natural gas. The pipeline segment is subject to extensive regulation related to certain operational and environmental compliance, cybersecurity, permit terms and system integrity. The Company continues to actively evaluate cybersecurity processes and procedures, including changes in the industry's cybersecurity regulations, for opportunities to further strengthen its cybersecurity protections. Implementation of enhancements and additional requirements is ongoing. The segment reviews and secures existing permits and easements, as well as new permits and easements as necessary, to meet current demand and future growth opportunities on an ongoing basis. Tariff increases on raw materials could negatively affect the Company's construction projects and maintenance work. The Company continues to monitor the impact tariffs will have on its costs. The Company continues to actively manage the national supply chain challenges by working with its manufacturers and suppliers to help mitigate some of these risks on its business. The segment regularly experiences extended lead times on raw materials that are critical to the segment's construction and maintenance work which could delay maintenance work and construction projects potentially causing lost revenues and/or increased costs. The Company is partially mitigating these challenges by planning for extended lead times further in advance. The Company expects these delays to continue. Inflationary pressures have moderated, but costs for raw material and contract services remain high. For additional discussion regarding risks and uncertainties, see Item 1A - Risk Factors. The segment focuses on the recruitment and retention of a skilled workforce to remain competitive and provide services to its customers. The industry in which it operates relies on a skilled workforce to construct energy infrastructure and operate existing infrastructure in a safe manner. A shortage of skilled personnel can create a competitive labor market which could increase costs incurred by the segment. Competition from other pipeline companies can also have a negative impact on the segment. Index Part II 50 MDU Resources Group, Inc. Form 10-K

Part II 51FORM 10-K Earnings overview - The following information summarizes the performance of the pipeline segment. 2025 vs. 2024 2024 vs. 2023 Years ended December 31, 2025 2024 2023 Variance Variance   (In millions) Operating revenues $ 229.2 $ 211.8 $ 177.6 8.2% 19.3 % Operating expenses: Operation and maintenance 81.8 75.7 70.8 8.1% 6.9 % Depreciation and amortization 32.1 29.4 26.8 9.2% 9.7 % Taxes, other than income 14.2 12.2 10.8 16.4% 13.0 % Total operating expenses 128.1 117.3 108.4 9.2% 8.2 % Operating income 101.1 94.5 69.2 7.0% 36.6 % Other income 3.7 6.5 3.9 (43.1) % 66.7 % Interest expense 16.7 15.5 13.3 7.7% 16.5 % Income before income taxes 88.1 85.5 59.8 3.0% 43.0 % Income tax expense 19.9 17.5 12.4 13.7% 41.1 % Income from continuing operations 68.2 68.0 47.4 .3% 43.5 % Discontinued operations, net of tax* — — (.5) — % (100.0) % Net income $ 68.2 $ 68.0 $ 46.9 .3% 45.0% *Discontinued operations includes interest on debt facilities repaid in connection with the Knife River separation. Operating statistics 2025 2024 2023 Transportation volumes (MMdk) 603.3 613.2 567.2 Customer natural gas storage balance (MMdk): Beginning of period 44.1 37.7 21.2 Net injection (withdrawal) (6.5) 6.4 16.5 End of period 37.6 44.1 37.7 2025 compared to 2024 Pipeline earnings increased $200,000 as a result of: • Revenues increased $17.4 million. ◦ Increased demand revenue, largely due to: ▪ Growth projects placed in service throughout 2024 and in late 2025 of $11.1 million. ▪ Increased usage of short-term firm natural gas transportation contracts of $5.7 million. ▪ Partially offset by the expiration of certain contracts. ◦ Higher interruptible transportation revenue of $1.3 million. ◦ Higher non-regulated project revenue of $800,000. • Operation and maintenance increased $6.1 million. ◦ Primarily due to: ▪ Higher payroll-related costs of $2.3 million. ▪ Higher non-regulated project costs, associated with increased non-regulated project revenue as previously discussed. ▪ Also reflected are higher costs associated with services provided to Everus as part of transition services agreement, offset in other income, as described below. The transition services are expected to be complete as of March 2026. ▪ Higher contract services of $600,000, auto of $500,000 and insurance costs of $400,000. • Depreciation and amortization increased $2.7 million due to higher property, plant and equipment balances associated with growth projects placed in-service, as previously discussed, partially offset by fully depreciated assets. • Taxes, other than income increased $2.0 million, largely resulting from higher property taxes in Montana. • Other income decreased $2.8 million. ◦ Primarily due to: ▪ The absence of proceeds received in 2024 from a customer settlement of $2.0 million. ▪ Lower AFUDC for the construction of the company's growth projects. Index Part II MDU Resources Group, Inc. Form 10-K 51

Part II MDU RESOURCES GROUP, INC.52 ◦ Partially offset by higher transition services agreement income, as described above. • Interest expense increased $1.2 million, resulting from higher debt balances to fund capital expenditures, as previously discussed, and lower AFUDC, as previously discussed. • Income tax expense increased $2.4 million, largely due to the absence of a benefit from an adjustment related to the Company's effective state income tax rate change. Outlook The Company has continued to experience the effect of associated natural gas production in the Bakken, which has provided opportunities for organic growth projects and increased transportation demand. The completion of organic growth projects has contributed to higher volumes of natural gas the Company transports through its system. Bakken natural gas production is currently at or near record levels and the outlook remains positive with continued growth expected due to increasing gas to oil ratios which may moderate recent decreases in drilling activity. Increases in national and global natural gas supply have moderated pressure on natural gas prices and price volatility. While the Company believes there will continue to be varying pressures on natural gas production levels and prices, the long-term outlook for natural gas prices continues to provide growth opportunity for industrial supply and demand related projects and seasonal pricing differentials provide opportunities for natural gas storage services. The Company continues to monitor, evaluate and implement additional GHG emissions reduction strategies, including increased monitoring frequency and emission source control technologies to minimize potential risk. GHG emissions regulations continue to evolve due to congressional actions and agency reconsideration. Methane Waste Emissions Charge regulations finalized in 2024 were eliminated by a resolution of disapproval passed by Congress and signed by the President in March 2025. The OBBBA postponed the Waste Emissions Charge provisions in the Clean Air Act to 2034. The EPA has issued several actions since the EPA Administrator's announcement regarding 31 historic actions to advance the President's "Power the Great American Comeback", which include extending deadlines for certain oil and gas new source performance standards and a proposal to reconsider the Greenhouse Gas Reporting Program. The Company continues to comply with rules as they remain in effect, and to monitor and assess these rulemaking changes and the potential impacts they may have on its business processes, current and future projects, results of operations and disclosures. The Company continues to focus on improving existing operations and growth opportunities through organic projects in all areas in which it operates, which includes additional projects supporting the needs of local distribution companies, Bakken area producers, electric generation customers and industrial customers in various stages of development, including: • Line Section 32 Expansion Project which will provide natural gas transportation service to a new electric generation facility in northwest North Dakota. The project consists of approximately 20 miles of pipe and ancillary facilities and is designed to increase natural gas transportation capacity by 190 MMcf per day, which is supported by a long-term customer agreement. The Company continues to make progress on required surveys and anticipates filing its FERC application in March 2026. The project is dependent on regulatory approvals and is targeted to be in service in late 2028. • Potential Bakken East Pipeline Project, which could consist of 350 miles of pipeline construction from western North Dakota to the eastern part of the state, plus additional pipeline laterals. The Company continues actively marketing the project and began a binding open season on February 2, 2026, which will conclude on March 13, 2026. The results of the open season will be evaluated to determine the final design, timeline and project cost. In 2025, the Company began working with landowners to conduct environmental and civil surveys along the potential route and plans to continue survey work in the spring of 2026 when weather conditions allow. In August 2025, the North Dakota Industrial Commission selected the project for firm capacity commitments of up to $50 million annually for 10 years. • Potential Minot Industrial Pipeline Project, which could consist of an approximately 90-mile pipeline from Tioga, North Dakota to Minot, North Dakota and ancillary facilities. The Company has signed an agreement to support the early stage development of the project through the second quarter of 2026. The project would provide incremental natural gas transportation capacity for anticipated industrial demand. See Capital Expenditures within this section for information on the expenditures related to these growth projects. Index Part II 52 MDU Resources Group, Inc. Form 10-K

Part II 53FORM 10-K Other 2025 vs. 2024 2024 vs. 2023 Years ended December 31, 2025 2024 2023 Variance Variance   (In millions) Operating revenues $ .7 $ .2 $ .2 250.0% — % Operating expenses: Operation and maintenance .5 13.3 24.9 (96.2) % (46.6) % Depreciation and amortization — 2.2 4.1 (100.0) % (46.3) % Taxes, other than income — .4 .4 (100.0) % — % Total operating expenses .5 15.9 29.4 (96.9) % (45.9) % Operating income (loss) .2 (15.7) (29.2) 101.3% (46.2) % Gain on tax-free exchange of retained shares in Knife River — — 186.6 — % (100.0) % Other income 6.6 16.6 16.4 (60.2) % 1.2 % Interest expense 4.9 15.0 19.3 (67.3) % (22.3) % Income (loss) before income taxes 1.9 (14.1) 154.5 113.5% (109.1) % Income tax benefit (.3) (5.5) (8.1) (94.5) % (32.1) % Income (loss) from continuing operations 2.2 (8.6) 162.6 125.6% (105.3) % Discontinued operations, net of tax (1.0) 100.0 85.1 (101.0) % 17.5 % Net income $ 1.2 $ 91.4 $ 247.7 (98.7) % (63.1) % The Company completed the separations of Knife River, its former construction materials and contracting segment, on May 31, 2023 and Everus, its former construction services segment, on October 31, 2024, into new independent publicly- traded companies. As a result of these separations, the historical results of operations for Knife River and Everus are shown in discontinued operations, net of tax, except for allocated general corporate overhead costs of the Company, which did not meet the criteria for discontinued operations and are reflected in Other. Also included in discontinued operations are certain strategic initiative costs associated with the separations of Knife River and Everus. Other includes activity for Everus for ten months in 2024 compared to the full year in 2023 and Knife River activity for five months in 2023, as well as corporate overhead costs paid by Everus and Knife River for those respective periods which were allocated to the Company's remaining segments in 2025. Also included in Other is insurance activity at the Company's captive insurer and general and administrative costs and interest expense previously allocated to the exploration and production and refining businesses that did not meet the criteria for discontinued operations. For the full year, Other reported net income of $1.2 million compared to net income of $91.4 million for 2024. The decrease was primarily due to the absence of the income from discontinued operations in 2025. Partially offsetting the decrease was lower operation and maintenance expense, largely a result of corporate overhead costs classified as continuing operations allocated to the construction services business in 2024, which were allocated to the Company's remaining segments in 2025. Intersegment Transactions Amounts presented in the preceding tables will not agree with the Consolidated Statements of Income due to the Company's elimination of intersegment transactions. The amounts related to these items were as follows: Years ended December 31, 2025 2024 2023 (In millions) Intersegment transactions: Operating revenues $ 76.6 $ 69.6 $ 63.1 Operation and maintenance $ 1.8 $ 0.7 $ 1.0 Purchased natural gas sold $ 74.8 $ 68.9 $ 62.1 Other income $ 5.2 $ 15.4 $ 13.6 Interest expense $ 5.2 $ 15.4 $ 13.6 For more information on intersegment eliminations, see Item 8 - Note 14. Index Part II MDU Resources Group, Inc. Form 10-K 53

Part II

Liquidity and Capital Commitments

At December 31, 2025, the Company had cash, cash equivalents and restricted cash of $28.2 million and available borrowing capacity of $418.1 million under the outstanding credit facilities of the Company and its subsidiaries. The Company expects to meet its obligations for debt maturing within one year and its other operating and capital requirements from various sources, including internally generated funds; credit facilities and commercial paper of the Company and its subsidiaries, as described in Capital resources; and issuance of debt securities and equity securities using the Company's FSA and ATM program as needed.

Cash flows

Years ended December 31,	2025	2024	2023
		(In millions)	
Net cash provided by (used in)			
Operating activities	$ 473.4	$ 502.3	$ 332.6
Investing activities	(780.9)	(552.7)	(540.7)
Financing activities	268.8	40.3	204.6
Decrease in cash, cash equivalents and restricted cash	(38.7)	(10.1)	(3.5)
Cash, cash equivalents and restricted cash -- beginning of year	66.9	77.0	80.5
Cash, cash equivalents and restricted cash -- end of year	$ 28.2	$ 66.9	$ 77.0

Operating activities

Years ended December 31,	2025	2024	2023	2025 vs. 2024 Variance	2024 vs. 2023 Variance
			(In millions)		
Income from continuing operations	$ 191.4	$ 181.1	$ 330.1	$ 10.3	$ (149.0)
Adjustments to reconcile net income to net cash provided by operating activities	204.9	190.2	3.3	14.7	186.9
Changes in current assets and current liabilities, net of acquisitions:					
Receivables	8.4	(30.3)	79.1	38.7	(109.4)
Inventories	4.3	.2	(21.7)	4.1	21.9
Other current assets	54.5	81.0	(48.5)	(26.5)	129.5
Accounts payable	(9.6)	(.4)	(87.2)	(9.2)	86.8
Other current liabilities	24.4	(5.3)	73.4	29.7	(78.7)
Pension and postretirement benefit plan contributions	(3.1)	(3.0)	(7.6)	(.1)	4.6
Other noncurrent changes	(1.1)	(1.7)	(15.6)	.6	13.9
Net cash provided by continuing operations	474.1	411.8	305.3	62.3	106.5
Net cash (used in) provided by discontinued operations	(.7)	90.5	27.3	(91.2)	63.2
Net cash provided by operating activities	$ 473.4	$ 502.3	$ 332.6	$ (28.9)	$ 169.7

The changes in cash flows from operating activities generally follow the results of operations as discussed in Business Segment Financial and Operating Data and are affected by changes in working capital.

The decrease in cash flows provided by operating activities in 2025 from 2024 was largely driven by the absence of cash provided by discontinued operations in 2024, as well as the absence of certain fuel cost recoveries in 2025 and increases in certain regulatory cost deferrals. Partially offsetting the decrease was higher collection of accounts receivable associated with higher gas costs in December 2024, lower cash used for payment of other current liabilities, including compliance costs, accrued compensation, data center customer deposits, and net environmental compliance costs, all at the natural gas distribution business.

54 MDU RESOURCES GROUP, INC.

Part II 55FORM 10-K Investing activities 2025 vs. 2024 2024 vs. 2023 Years ended December 31, 2025 2024 2023 Variance Variance   (In millions) Capital expenditures $ (770.4) $ (522.8) $ (484.1) $ (247.6) $ (38.7) Net proceeds from sale or disposition of property — 0.7 0.2 (.7) .5 Cost of removal, net of salvage value (11.3) (5.5) 1.2 (5.8) (6.7) Investments (4.2) (5.2) (2.4) 1.0 (2.8) Proceeds from investment excess cash and cost basis withdrawal 5.0 9.0 20.0 (4.0) (11.0) Net cash used in continuing operations (780.9) (523.8) (465.1) (257.1) (58.7) Net cash used in discontinued operations — (28.9) (75.6) 28.9 46.7 Net cash used in investing activities $ (780.9) $ (552.7) $ (540.7) $ (228.2) $ (12.0) The increase in cash used in investing activities in 2025 from 2024 was primarily due to higher capital expenditures at the electric business, largely related to the Badger Wind Farm, partially offset by lower capital expenditures at the pipeline business due to the absence of the 2024 Wahpeton Expansion project. Partially offsetting this was the absence of cash used in discontinued operations with the spinoff of Everus. Financing activities  2025 vs. 2024 2024 vs. 2023 Years ended December 31, 2025 2024 2023 Variance Variance   (In millions) Issuance of short-term borrowings $ — $ — $ 810.0 $ — $ (810.0) Repayment of short-term borrowings — (95.0) (433.9) 95.0 338.9 Issuance of long-term debt 565.4 308.6 594.7 256.8 (286.1) Repayment of long-term debt (179.5) (182.1) (568.9) 2.6 386.8 Debt issuance costs (4.3) (2.5) (2.5) (1.8) — Costs of issuance of common stock (.1) (.1) — — (.1) Dividends paid (108.2) (102.9) (161.3) (5.3) 58.4 Repurchase of common stock — — (4.8) — 4.8 Tax withholding on stock-based compensation (4.5) (2.6) (3.1) (1.9) .5 Net cash provided by (used in) continuing operations 268.8 (76.6) 230.2 345.4 (306.8) Net cash provided by (used in) discontinued operations — 116.9 (25.6) (116.9) 142.5 Net cash provided by financing activities $ 268.8 $ 40.3 $ 204.6 $ 228.5 $ (164.3) The increase in cash provided by financing activities in 2025 from 2024 was primarily due higher long-term debt issuance proceeds used to finance capital expenditure projects, primarily at the electric business. Also contributing was the absence of 2024 short-term borrowing repayment at the natural gas distribution business. Partially offsetting these items was the absence of cash provided by discontinued operations in 2024. Defined benefit pension plans The Company has noncontributory qualified defined benefit pension plans for certain employees. Plan assets consist of investments in equity and fixed-income securities. Various actuarial assumptions are used in calculating the benefit expense (income) and liability (asset) related to the pension plans. Actuarial assumptions include assumptions about the discount rate and expected return on plan assets. For 2025, the Company assumed a long-term rate of return on its qualified defined pension plan assets of 6.5 percent. Differences between actuarial assumptions and actual plan results are deferred and amortized into expense when the accumulated differences exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. Therefore, this change in asset values will be reflected in future expenses of the plans beginning in 2026. The funded status of the plans improved $6.3 million from prior year, primarily due to increase in plan assets, as discussed previously. At December 31, 2025, the pension plans' projected benefit obligations exceeded these plans' assets by approximately $18.5 million. Pretax pension expense reflected in the Consolidated Statements of Income for the years ended Index Part II MDU Resources Group, Inc. Form 10-K 55

Part II

December 31, 2025 and 2024, was $3.4 million and $835,000, respectively. Pretax pension income reflected in the Consolidated Statements of Income for the year ended December 31, 2023 was $580,000. The Company's pension expense is currently projected to be approximately $4.7 million in 2026. Funding for the pension plans is actuarially determined. The Company expects to contribute the minimum funding requirement of $3.8 million in 2026. For the years ended December 31, 2025 and 2024, the Company contributed the minimum funding requirement of $3.4 million and $2.9 million, respectively. There were no minimum required contributions for the year ended December 31, 2023, due to an additional contribution of $20.0 million in 2019, which created prefunding credits that were used in future periods. For more information on the Company's pension plans, see Item 8 - Note 15.

Capital expenditures

The Company's capital expenditures, excluding discontinued operations, for 2023 through 2025 and as anticipated for 2026 through 2028 are summarized in the following table.

	Actual (b)			Estimated		
	2023	2024	**2025** (c)	2026	2027	2028
			(In millions)			
Capital expenditures:						
Electric	$ 110	$ 116	**$ 430** (d)	$ 158	$ 309	$ 250
Natural gas distribution	275	285	**301**	342	295	240
Pipeline	116	127	**61**	60	70	181
Total capital expenditures (a)(e)	$ 501	$ 528	**$ 792**	$ 560	$ 674	$ 671

(a) Capital expenditures for 2023 are reported as gross capital expenditures. Capital expenditures for 2024 and 2025 as well as estimated expenditures for 2026 through 2028 are reported on a net basis.

(b) Capital expenditures for 2023, 2024 and 2025 include noncash transactions such as capital expenditure-related accounts payable and AFUDC totaling $(13.6) million, $7.1 million, and $(10.8) million, respectively.

(c) 2025 capital expenditures were funded by cash provided from operating activities, long-term debt issuances and borrowings under credit facilities and issuance of commercial paper of the Company and its subsidiaries.

(d) The Company completed the final $264.6 million payment for a 49 percent ownership interest in Badger Wind Farm, which was acquired and placed in service on December 31, 2025. This amount was previously included in 2026 estimates.

(e) Excludes Other category.

Planned utility investments in the Company's estimated capital expenditures for 2026 through 2028 include system upgrades, substation improvements and generation projects, construction of JETx, system replacements, expansion and modernization projects to meet demand from a growing customer base, including new service extensions and capacity expansion to accommodate economic and population growth across the Company's eight-state territory. The pipeline business will continue to evaluate customer-driven projects, including expansion projects, to serve power generation and industrial demand in the region. In addition, the pipeline will focus on system maintenance and expanding capacity where market conditions support additional investment. A number of projects are included in the planned investments as the Company continues to invest in safe, reliable and environmentally-responsible energy delivery infrastructure across its regulated businesses. For more information on the Company's growth projects, see Business Segment Financial and Operating Data.

The Company continues to evaluate potential future acquisitions and other growth opportunities that would be incremental to the outlined capital program; however, they are dependent upon the availability of economic opportunities and, as a result, capital expenditures may vary significantly from the estimates in the preceding table. The Company continuously monitors its capital expenditures for project delays and changes in economic viability and adjusts as necessary. It is anticipated that all of the funds required for capital expenditures for the years 2026 through 2028 will be funded by various sources, including equity issuance, debt financing and internally generated funds.

56 MDU RESOURCES GROUP, INC.

Part II 57FORM 10-K Capital resources The Company requires significant cash to support and grow its businesses. The primary sources of cash other than cash generated from operating activities are cash from revolving credit facilities, the issuance of long-term debt and the sale of equity securities. Debt resources Certain debt instruments of the Company and its subsidiaries contain restrictive and financial covenants and cross-default provisions. In order to borrow under the respective debt agreements, the Company and its subsidiaries must be in compliance with the applicable covenants and certain other conditions. Intermountain was not in compliance with its minimum interest coverage ratio for the period ended September 30, 2025, which constituted an event of default under the terms of the Intermountain NPAs. In addition, the event of default under the terms of the Intermountain NPAs constituted a cross-default under the terms of certain NPAs of MDU Energy Capital and revolving credit agreements held by the Company and Intermountain. Subsequent to September 30, 2025, Intermountain and MDU Energy Capital obtained waivers for this non-compliance from the holders of a majority of their respective outstanding notes, and Intermountain and the Company obtained waivers from the lenders of the revolving credit agreements, which collectively cured the impact of any events of default. The Company and its subsidiaries were in compliance with applicable covenants at December 31, 2025. In the event the Company or its subsidiaries do not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued. As of December 31, 2025, the Company had investment grade credit ratings at all entities issuing debt which carried public ratings. For more information on the covenants, certain other conditions and cross-default provisions, outstanding revolving credit facilities, and new long-term debt issuances, see Item 8 - Note 9. Equity offerings In August 2025, the Company entered into an EDA pursuant to which it may issue, offer, and sell, from time to time, up to an aggregate gross sales price of $400.0 million of shares of its common stock through an ATM offering program, which includes the ability to enter into FSAs. Since the establishment of the ATM offering program, the Company did not issue common stock pursuant to the EDA nor enter into any FSAs related to the EDA. On December 5, 2025, the Company completed a follow-on public offering of 10,152,284 of shares of the Company's common stock at a public offering price of $19.70 per share. In addition, on December 23, 2025, the underwriters exercised their option to purchase 1,522,842 additional shares of the Company's common stock. Pursuant to the FSAs entered into in connection with the offering, the Company has discretion to settle the FSAs on one or more settlement dates prior to December 6, 2027, subject to certain price adjustments as set forth in the FSAs as well as adjustments for transaction and other associated fees. The FSAs will be physically settled with shares of common stock issued by the Company, unless the Company elects to settle the FSAs in net cash or net shares, subject to certain conditions. If the Company elects to physically settle the FSAs, the Company will physically issue shares of common stock to the banking counterparties at the then-applicable forward sale price and receive proceeds at that time. Actual cash proceeds, if any, for settlement of FSAs will depend on the method and timing the Company elects for settlement. Prior to settlement, the potentially issuable shares pursuant to the FSAs will be reflected in the Company's diluted earnings per share calculation using the treasury stock method. For more detailed information about the Company's equity transactions, see Item 8 - Note 11. Dividend restrictions For information on the Company's dividends and dividend restrictions, see Item 8 - Note 11. Index Part II MDU Resources Group, Inc. Form 10-K 57

Part II

Material cash requirements

For more information on the Company's contractual obligations on long-term debt, operating leases and purchase commitments, see Item 8 - Notes 9 and 17. At December 31, 2025, the Company's material cash requirements under these obligations were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
			(In millions)		
Long-term debt maturities*	$ 144.7	$ 354.4	$ 550.1	$ 1,635.7	$ 2,684.9
Estimated interest payments**	128.2	214.9	199.9	985.2	1,528.2
Operating leases	4.1	5.9	5.2	45.9	61.1
Purchase commitments	610.5	415.1	232.2	542.1	1,799.9
	$ 887.5	$ 990.3	$ 987.4	$ 3,208.9	$ 6,074.1

* Unamortized debt issuance costs and discount are excluded from the table.

** Represents the estimated interest payments associated with the Company's long-term debt outstanding at December 31, 2025, assuming current interest rates and consistent amounts outstanding until their respective maturity dates over the periods indicated in the table above.

Material short-term cash requirements of the Company include repayment of outstanding borrowings and interest payments on those agreements, payments on operating lease agreements, payment of obligations on purchase commitments and asset retirement obligations. At December 31, 2025, the current portion of asset retirement obligations was $329,000 and was included in Other accrued liabilities on the Consolidated Balance Sheets.

Material long-term cash requirements of the Company include repayment of outstanding borrowings and interest payments on those agreements, payments on operating lease agreements, payment of obligations on purchase commitments and asset retirement obligations. At December 31, 2025, the Company had total liabilities of $431.9 million related to asset retirement obligations that are excluded from the table above. Due to the nature of these obligations, the Company cannot determine precisely when the payments will be made to settle these obligations. For more information, see Item 8 - Note 10.

Not reflected in the previous table are $1.5 million in uncertain tax positions at December 31, 2025.

The Company's minimum funding requirements for its defined benefit pension plans for 2026, which are not reflected in the previous table, is $3.8 million. For information on potential contributions above the funding minimum requirements, see item 8 - Note 15.

The Company's MEPP contributions are based on union employee payroll, which cannot be determined in advance for future periods. The Company may also be required to make additional contributions to its MEPP as a result of its funded status. For more information, see Item 1A - Risk Factors and Item 8 - Note 15.

New Accounting Standards

For information regarding new accounting standards, see Item 8 - Note 2, which is incorporated herein by reference.

Critical Accounting Estimates

The Company has prepared its financial statements in conformity with GAAP. The preparation of its financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors believed to be reasonable under the circumstances.

Critical accounting estimates are defined as estimates that require management to make assumptions about matters that are uncertain at the time the estimate was made and changes in the estimates could have a material impact on the Company's financial position or results of operations. The Company's critical accounting estimates are subject to judgments and uncertainties that affect the application of its significant accounting policies discussed in Item 8 - Note 2. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised.

58 MDU RESOURCES GROUP, INC.

Part II 59FORM 10-K Consequently, the Company's financial position or results of operations may be materially different when reported under different conditions or when using different assumptions in the application of the following critical accounting estimates. Goodwill The Company performs its goodwill impairment testing annually in the fourth quarter. In addition, the test is performed on an interim basis whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. Examples of such events or circumstances may include a significant adverse change in business climate, weakness in an industry in which the Company's reporting units operate or recent significant cash or operating losses with expectations that those losses will continue. The Company has determined that the reporting units for its goodwill impairment test are its operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results. As of December 31, 2025, the only operating segment with goodwill was the natural gas distribution segment. For more information on the Company's operating segments, see Item 8 - Note 14. Goodwill impairment, if any, is measured by comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its fair value, the Company must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. For the years ended December 31, 2025, 2024, and 2023, there were no impairment losses recorded. At October 31, 2025, the Company's annual impairment testing indicated there was no impairment at its natural gas distribution reporting unit. The estimated fair value of the natural gas distribution reporting unit substantially exceeded its carrying value ("cushion"), which includes $345.7 million of goodwill, by approximately 41 percent. The increase in the natural gas distribution reporting unit's cushion from the prior year was primarily driven by improved valuation results under the market approach, reflecting higher industry multiples, as well as an increase in the income approach valuation due to additional rate relief in 2025 compared to 2024. Determining the fair value of a reporting unit requires judgment and the use of significant estimates which include assumptions about the Company's future revenue, profitability and cash flows, long-term growth rates, amount and timing of estimated capital expenditures, inflation rates, risk adjusted cost of capital, operational plans, and current and future economic conditions, among others. The fair value of each reporting unit is determined using a weighted combination of income and market approaches. The Company believes that the estimates and assumptions used in its impairment assessments are reasonable and based on available market information. The Company uses a discounted cash flow methodology for its income approach. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specified period and a residual value related to future cash flows beyond the projection period. Both values are discounted using a rate which reflects the best estimate of the risk adjusted cost of capital at each reporting unit. The risk adjusted cost of capital was 5.8 percent, 5.9 percent and 6.7 percent for 2025, 2024, and 2023, respectively. Under the market approach, the Company estimates fair value using various multiples derived from enterprise value to EBITDA for comparative peer companies. These multiples are applied to operating data to arrive at an indication of fair value. In addition, the Company also uses a rate base multiple, based on recent comparable industry transactions. With the exception of the rate base trading multiple, the Company adds a reasonable control premium when calculating the fair value utilizing the peer multiples, which is estimated as the premium that would be received in a sale in an orderly transaction between market participants. The Company used a 20 percent control premium in 2025, 2024, and 2023. The Company uses significant judgment in estimating its five-year forecast. The assumptions underlying cash flow projections are in sync as applicable with the Company's strategy and assumptions. Future projections are heavily correlated with the current year results of operations. Future results of operations may vary due to economic and financial impacts. The long-term growth rates are developed by management based on industry data, management's knowledge of the industry and management's strategic plans, which was 3.0 percent in 2025, 2024, and 2023. Index Part II MDU Resources Group, Inc. Form 10-K 59

Part II

Regulatory accounting

The Company is subject to rate regulation by state public service commissions and/or the FERC. Regulatory assets generally represent incurred or accrued costs that have been deferred and are expected to be recovered in rates charged to customers. Regulatory liabilities generally represent amounts that are expected to be refunded to customers in future rates or amounts collected in current rates for future costs.

Management continually assesses the likelihood of recovery in future rates of incurred costs and refunds to customers associated with regulatory assets and liabilities. Decisions made by the various regulatory agencies can directly impact the amount and timing of these items. Therefore, expected recovery or refund of these deferred items generally is based on specific ratemaking decisions or precedent for each item. If future recovery of costs is no longer probable, the Company would be required to include those costs in the statement of income or accumulated other comprehensive loss in the period in which it is no longer deemed probable. The Company believes that the accounting subject to rate regulation remains appropriate and its regulatory assets are probable of recovery in current rates or in future rate proceedings. At December 31, 2025 and 2024, the Company's regulatory assets were $476.8 million and $537.8 million, respectively, and regulatory liabilities were $620.9 million and $596.3 million, respectively. At December 31, 2025 and 2024, regulatory assets in recovery were $437.6 million and $478.5 million, respectively, and regulatory assets not in recovery were $39.2 million and $59.3 million, respectively.

Pension and other postretirement benefits

The Company has noncontributory defined benefit pension plans and other postretirement benefit plans for certain eligible employees. Various actuarial assumptions are used in calculating the benefit expense (income) and liability (asset) related to these plans. Costs of providing pension and other postretirement benefits bear the risk of change, as they are dependent upon numerous factors based on assumptions of future conditions.

The Company makes various assumptions when determining plan costs, including the current discount rates and the expected long-term return on plan assets, actuarially determined mortality data and health care cost trend rates. In selecting the expected long-term return on plan assets, which is considered to be one of the key variables in determining benefit expense or income, the Company considers historical returns, current market conditions, the mix of investments and expected future market trends, including changes in interest rates and equity and bond market performance. Another key variable in determining benefit expense or income is the discount rate. In selecting the discount rate, the Company matches forecasted future cash flows of the pension and postretirement plans to a yield curve which consists of a hypothetical portfolio of high-quality corporate bonds with varying maturity dates, as well as other factors, as a basis. The Company's pension and other postretirement benefit plan assets are primarily made up of equity and fixed-income investments. Fluctuations in actual equity and bond market returns, as well as changes in general interest rates, may result in increased or decreased pension and other postretirement benefit costs in the future. Health care cost trend rates are determined by historical and future trends.

The Company believes the estimates made for its pension and other postretirement benefits are reasonable based on the information that is known when the estimates are made. These estimates and assumptions are subject to a number of variables and are expected to change in the future. Estimates and assumptions will be affected by changes in the discount rate, the expected long-term return on plan assets and health care cost trend rates. A 50 basis point change in the assumed discount rate and the expected long-term return on plan assets would have had the following effects at December 31, 2025:

	Pension Benefits		Other Postretirement Benefits	
	50 Basis Point Increase	50 Basis Point Decrease	50 Basis Point Increase	50 Basis Point Decrease
Discount rate		(In millions)		
Projected benefit obligation as of December 31, 2025	$ (10.2)	$ 11.0	$ (1.5)	$ 1.6
Net periodic benefit cost (credit) for 2026	$ .1	$ (.1)	$ —	$ —
Expected long-term return on plan assets				
Net periodic benefit cost (credit) for 2026	$ (1.2)	$ 1.2	$ (.4)	$ .4

60 MDU RESOURCES GROUP, INC.

Part II 61FORM 10-K A 100 basis point change in the assumed health care cost trend rates would have had the following effects at December 31, 2025:   100 Basis  Point Increase 100 Basis  Point Decrease   (In millions) Service and interest cost components for 2026 $ — $ — Postretirement benefit obligation as of December 31, 2025 $ 0.3 $ (0.3) The Company plans to continue to use its current methodologies to determine plan costs. For more information on the assumptions used in determining plan costs, see Item 8 - Note 15. Income taxes The Company is required to make judgments regarding the potential tax effects of various financial transactions and ongoing operations to estimate the Company's obligation to taxing authorities. These tax obligations include income, property, franchise and sales/use taxes. Judgments related to income taxes require the recognition in the Company's financial statements that a tax position is more-likely-than-not to be sustained on audit. Judgment and estimation is required in developing the provision for income taxes and the reporting of tax-related assets and liabilities and, if necessary, any valuation allowances. The interpretation of tax laws can involve uncertainty, since tax authorities may interpret such laws differently. Actual income tax could vary from estimated amounts and may result in favorable or unfavorable impacts to net income, cash flows and tax-related assets and liabilities. In addition, the effective tax rate may be affected by other changes including the allocation of property, payroll and revenues between states. The Company assesses the deferred tax assets for recoverability taking into consideration historical and anticipated earnings levels; the reversal of other existing temporary differences; available net operating losses and tax carryforwards; and available tax planning strategies that could be implemented to realize the deferred tax assets. Based on this assessment, management must evaluate the need for, and amount of, a valuation allowance against the deferred tax assets. As facts and circumstances change, adjustment to the valuation allowance may be required. Index Part II MDU Resources Group, Inc. Form 10-K 61

Part II

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk

The Company uses fixed and variable rate long-term debt to partially finance operations and capital expenditures which exposes the Company to market risk related to changes in interest rates. Higher interest rates have resulted in and will likely continue to result in higher borrowing costs on new debt and existing variable interest rate debt.

As of December 31, 2025, approximately 12.2 percent of the outstanding debt recorded on the balance sheet consisted of variable interest rate facilities (which uses SOFR as the benchmark rate). Based on balances outstanding for these borrowings as of December 31, 2025, an increase of 1 percent in the interest rate on the Company's outstanding variable interest rate facilities would result in an estimated $3.3 million pre-tax annual increase in interest expense over the next twelve months. For additional information on the Company's long-term debt, see Item 8 - Notes 8 and 9. At December 31, 2025 and 2024, the Company had no outstanding interest rate hedges.

The following table shows the amount of long-term debt, which excludes unamortized debt issuance costs and discount, and related weighted average interest rates, both by expected maturity dates, as of December 31, 2025.

	2026	2027	2028	2029	2030	Thereafter	Total	Fair Value
				(Dollars in millions)				
Long-term debt:								
Fixed rate	$ 144.7	$ 274.7	$ 79.7	$ 74.7	$ 146.7	$ 1,635.7	$ 2,356.2	$ 2,064.5
Weighted average interest rate	5.7 %	4.9 %	4.4 %	4.5 %	4.9 %	4.7 %	4.8 %	
Variable rate	$ —	$ —	$ —	$ —	$ 328.7	$ —	$ 328.7	$ 328.7
Weighted average interest rate	— %	— %	— %	— %	4.7 %	— %	4.7 %	

Commodity price risk

The Company enters into commodity price derivative contracts to minimize the price volatility associated with natural gas costs for its customers at its natural gas distribution segment. At December 31, 2025 and 2024, these contracts were not material. For more information on the Company's derivatives, see Item 8 - Note 2.

62 MDU RESOURCES GROUP, INC.

Part II 63FORM 10-K Item 8. Financial Statements and Supplementary Data Management's Report on Internal Control Over Financial Reporting The management of MDU Resources Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025. The effectiveness of the Company's internal control over financial reporting as of December 31, 2025, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. /s/ Nicole A. Kivisto /s/ Jason L. Vollmer Nicole A. Kivisto Jason L. Vollmer President and Chief Executive Officer Chief Financial Officer     Index Part II MDU Resources Group, Inc. Form 10-K 63

Part II MDU RESOURCES GROUP, INC.64 Report of Independent Registered Public Accounting Firm To the Stockholders and the Board of Directors of MDU Resources Group, Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of MDU Resources Group, Inc. and subsidiaries (the “Company”) as of December 31, 2025 and December 31, 2024, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting. Basis for Opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Regulatory Matters—Impact of Rate Regulation on the Financial Statements—Refer to Notes 2 and 6 to the financial statements Critical Audit Matter Description The Company is subject to rate regulation by federal and state utility regulatory agencies (collectively, the “Commissions”), which have jurisdiction with respect to the rates of electric, natural gas distribution and pipeline companies. The Company’s regulated businesses account for certain income and expense items under the provisions of regulatory accounting, which requires these businesses to defer as regulatory assets or liabilities certain items that would have otherwise been reflected as expense or income, respectively, based on the expected regulatory treatment in future rates. The expected recovery, refund or future rate reduction of these deferred items generally is based on specific ratemaking decisions or precedent for each item. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures, such as property, plant, and equipment; regulatory assets and liabilities; operating revenues; operation and maintenance expense; depreciation expense; and income taxes. Index Part II 64 MDU Resources Group, Inc. Form 10-K

Part II 65FORM 10-K Rates are determined and approved in regulatory proceedings based on an analysis of the Company’s costs to provide utility service and a return on the Company’s investment in the regulated businesses. Regulatory decisions can have an impact on the recovery of costs, the rate of return earned on investment, and the timing and amount of assets to be recovered by rates. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital. Decisions to be made by the Commissions in the future will impact the accounting for regulated operations. We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about impacted account balances and disclosures and the degree of subjectivity involved in assessing the impact of future regulatory orders on the financial statements. Management judgments include assessing the likelihood of (1) recovery in future rates of incurred costs and (2) refunds or future rate reduction to customers. Given management’s accounting judgments are based on assumptions about the outcome of future decisions by the Commissions, auditing these judgments requires specialized knowledge of accounting for rate regulation due to its inherent complexities. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to the uncertainty of future decisions by the Commissions included the following, among others: • We tested the effectiveness of management’s controls over the evaluation of the likelihood of (1) the recovery in future rates of costs incurred as property, plant, and equipment and deferred as regulatory assets; and (2) a refund or a future reduction in rates that should be reported as regulatory liabilities. We tested the effectiveness of management’s controls over the initial recognition of amounts as regulatory assets or liabilities; and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates. • We evaluated the Company’s disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments. • We read relevant regulatory orders issued by the Commissions for the Company and other public utilities in the Company’s significant jurisdictions, and other publicly available information to assess the likelihood of recovery in future rates or of a future reduction in rates based on precedents of the treatment of similar costs under similar circumstances. We evaluated the external information and compared to management’s recorded regulatory asset and liability balances for completeness, and for any evidence that might contradict management’s assertions. • We obtained an analysis from management regarding probability of recovery for regulatory assets or refund or future reduction in rates for regulatory liabilities not yet addressed in a regulatory order to assess management’s assertion that amounts are probable of recovery, or a future reduction in rates. • We inspected minutes of the board of directors to identify any evidence that may contradict management’s assertions regarding probability of recovery or refunds. We also inquired of management regarding current year rate filings and new regulatory assets or liabilities. /s/ DELOITTE & TOUCHE LLP Minneapolis, Minnesota February 20, 2026 We have served as the Company's auditor since 2002. Index Part II MDU Resources Group, Inc. Form 10-K 65

Part II MDU RESOURCES GROUP, INC.66 Report of Independent Registered Public Accounting Firm To the Stockholders and the Board of Directors of MDU Resources Group, Inc. Opinion on Internal Control over Financial Reporting We have audited the internal control over financial reporting of MDU Resources Group, Inc. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 20, 2026, expressed an unqualified opinion on those financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ DELOITTE & TOUCHE LLP Minneapolis, Minnesota February 20, 2026 Index Part II 66 MDU Resources Group, Inc. Form 10-K

Part II 67FORM 10-K Consolidated Statements of Income Years ended December 31, 2025 2024 2023 (In thousands, except per share amounts) Operating revenues $ 1,875,066 $ 1,757,978 $ 1,803,352 Operating expenses:       Purchased natural gas sold 671,466 630,403 742,965 Electric fuel and purchased power 158,995 141,148 134,779 Operation and maintenance 433,023 414,491 407,081 Depreciation and amortization 206,708 200,078 190,450 Taxes, other than income 114,497 106,216 103,133 Total operating expenses 1,584,689 1,492,336 1,578,408 Operating income 290,377 265,642 224,944 Realized gain on tax-free exchange of the retained shares in Knife River — — 186,556 Other income 28,349 41,367 33,454 Interest expense 107,749 108,347 104,624 Income before income taxes 210,977 198,662 340,330 Income taxes 19,570 17,589 10,213 Income from continuing operations 191,407 181,073 330,117 Discontinued operations, net of tax (1,012) 100,035 84,590 Net income $ 190,395 $ 281,108 $ 414,707 Earnings per share - basic:       Income from continuing operations $ .94 $ .89 $ 1.62 Discontinued operations, net of tax (.01) .49 .42 Earnings per share - basic $ .93 $ 1.38 $ 2.04 Earnings per share - diluted:       Income from continuing operations $ .93 $ .88 $ 1.62 Discontinued operations, net of tax — .49 .41 Earnings per share - diluted $ .93 $ 1.37 $ 2.03 Weighted average common shares outstanding - basic 204,291 203,867 203,640 Weighted average common shares outstanding - diluted 205,300 204,653 203,938 The accompanying notes are an integral part of these consolidated financial statements. Index Part II MDU Resources Group, Inc. Form 10-K 67

Part II MDU RESOURCES GROUP, INC.68 Consolidated Statements of Comprehensive Income Years ended December 31, 2025 2024 2023 (In thousands) Net income $ 190,395 $ 281,108 $ 414,707 Other comprehensive income (loss): Reclassification adjustment for loss on derivative instruments included in net income, net of tax of $0, $0 and $15 in 2025, 2024 and 2023, respectively — — 81 Postretirement liability adjustment: Postretirement liability (losses) gains arising during the period, net of tax of $(202), $360 and $(201) in 2025, 2024 and 2023, respectively (397) 1,049 (646) Amortization of postretirement liability losses included in net periodic benefit credit, net of tax of $168, $145 and $78 in 2025, 2024 and 2023, respectively 355 432 242 Postretirement liability adjustment (42) 1,481 (404) Net unrealized gain on available-for-sale investments: Net unrealized gain on available-for-sale investments arising during the period, net of tax of $29, $23 and $46 in 2025, 2024 and 2023, respectively 110 85 173 Reclassification adjustment for loss on available-for-sale investments included in net income, net of tax of $4, $5 and $11 in 2025, 2024 and 2023, respectively 15 20 43 Net unrealized gain on available-for-sale investments 125 105 216 Other comprehensive income (loss) 83 1,586 (107) Comprehensive income attributable to common stockholders $ 190,478 $ 282,694 $ 414,600 The accompanying notes are an integral part of these consolidated financial statements. Index Part II 68 MDU Resources Group, Inc. Form 10-K

Part II 69FORM 10-K Consolidated Balance Sheets December 31, 2025 2024 Assets (In thousands, except shares and per share amounts) Current assets:     Cash, cash equivalents and restricted cash $ 28,212 $ 66,904 Receivables, net 258,631 274,303 Current regulatory assets 179,579 215,436 Inventories 39,052 44,940 Current environmental allowances 26,194 23,304 Prepayments and other current assets 40,768 41,372 Total current assets 572,436 666,259 Noncurrent assets: Property, plant and equipment 8,264,972 7,554,063 Less accumulated depreciation and amortization 2,304,787 2,209,771 Net property, plant and equipment 5,960,185 5,344,292 Goodwill 345,736 345,736 Regulatory assets 297,218 322,350 Investments 121,177 115,459 Environmental allowances 112,376 66,170 Other 213,078 178,552 Total noncurrent assets 7,049,770 6,372,559 Total assets $ 7,622,206 $ 7,038,818 Liabilities and Stockholders' Equity     Current liabilities:     Long-term debt due within one year $ 144,700 $ 161,700 Accounts payable 148,970 150,070 Regulatory liabilities due within one year 148,584 137,167 Taxes payable 44,686 43,372 Dividends payable 28,614 26,511 Accrued compensation 34,666 35,264 Current environmental obligations 24,086 19,561 Other accrued liabilities 110,917 104,953 Total current liabilities 685,223 678,598 Noncurrent liabilities: Long-term debt 2,532,155 2,130,910 Deferred income taxes 437,286 441,320 Regulatory liabilities 472,329 459,170 Asset retirement obligations 431,587 406,351 Environmental obligations 108,448 58,457 Other 182,261 173,438 Total noncurrent liabilities 4,164,066 3,669,646 Stockholders' equity:     Common stock Authorized - 500,000,000 shares, $1.00 par value Shares issued - 204,382,821 at December 31, 2025 and 203,934,578 at December 31, 2024 204,383 203,935 Other paid-in capital 1,476,355 1,473,738 Retained earnings 1,108,894 1,029,699 Accumulated other comprehensive loss (16,715) (16,798) Total stockholders' equity 2,772,917 2,690,574 Total liabilities and stockholders' equity $ 7,622,206 $ 7,038,818 The accompanying notes are an integral part of these consolidated financial statements. Index Part II MDU Resources Group, Inc. Form 10-K 69

Part II MDU RESOURCES GROUP, INC.70 Consolidated Statements of Equity Years ended December 31, 2025, 2024 and 2023             Other Paid-in Capital Retained Earnings Accumu- lated Other Compre- hensive Loss Common Stock Treasury Stock Shares Amount Shares Amount Total   (In thousands, except shares) At December 31, 2022 204,162,814 $ 204,163 $ 1,466,037 $ 1,951,138 $ (30,583) (538,921) $ (3,626) $ 3,587,129 Net income — — — 414,707 — — — 414,707 Other comprehensive loss — — — — (107) — — (107) Dividends declared on common stock — — — (142,033) — — — (142,033) Employee stock-based compensation — — 6,781 — — — — 6,781 Repurchase of common stock — — — — — (153,622) (4,811) (4,811) Issuance of common stock upon vesting of stock-based compensation, net of shares used for tax withholdings — — (7,851) — — 153,622 4,811 (3,040) Separation of Knife River (538,921) (539) — (970,119) 12,306 538,921 3,626 (954,726) Issuance of common stock 65,197 65 1,268 — — — — 1,333 At December 31, 2023 203,689,090 203,689 1,466,235 1,253,693 (18,384) — — 2,905,233 Net Income — — — 281,108 — — — 281,108 Other comprehensive income — — — — 1,586 — — 1,586 Dividends declared on common stock — — — (104,786) — — — (104,786) Employee stock-based compensation — — 9,572 — — — — 9,572 Issuance of common stock upon vesting of stock-based compensation, net of shares used for tax withholdings 199,147 199 (2,822) — — — — (2,623) Separation of Everus — — — (400,316) — — — (400,316) Issuance of common stock 46,341 47 753 — — — — 800 At December 31, 2024 203,934,578 203,935 1,473,738 1,029,699 (16,798) — — 2,690,574 Net income — — — 190,395 — — — 190,395 Other comprehensive income — — — — 83 — — 83 Dividends declared on common stock — — — (111,200) — — — (111,200) Employee stock-based compensation — — 6,556 — — — — 6,556 Issuance of common stock upon vesting of stock-based compensation, net of shares used for tax withholdings 396,592 396 (4,872) — — — — (4,476) Issuance of common stock 51,651 52 933 — — — — 985 At December 31, 2025 204,382,821 $ 204,383 $ 1,476,355 $ 1,108,894 $ (16,715) — $ — $ 2,772,917 The accompanying notes are an integral part of these consolidated financial statements. Index Part II 70 MDU Resources Group, Inc. Form 10-K

Part II 71FORM 10-K Consolidated Statements of Cash Flows Years ended December 31, 2025 2024 2023   (In thousands) Operating activities:       Net income $ 190,395 $ 281,108 $ 414,707 Less: (loss) income from discontinued operations, net of tax (1,012) 100,035 84,590 Income from continuing operations 191,407 181,073 330,117 Adjustments to reconcile net income to net cash provided by operating activities:       Depreciation and amortization 206,708 200,078 190,450 Deferred income taxes (8,923) (16,078) (1,309) Provision for credit losses 6,920 6,558 7,422 Amortization of debt issuance costs 1,259 1,828 1,013 Employee stock-based compensation costs 6,556 8,423 5,505 Pension and postretirement benefit plan net periodic benefit credit (1,069) (3,837) (5,380) Unrealized (gains) on investments (6,575) (5,942) (7,431) Losses (gains) on sales of assets 25 (857) (347) Gain on tax-free exchange of the retained shares in Knife River — — (186,556) Changes in current assets and liabilities, net of acquisitions:       Receivables 8,353 (30,310) 79,111 Inventories 4,342 246 (21,729) Other current assets 54,459 80,977 (48,492) Accounts payable (9,618) (443) (87,209) Other current liabilities 24,446 (5,252) 73,365 Pension and postretirement benefit plan contributions (3,079) (3,000) (7,643) Other noncurrent changes (1,121) (1,651) (15,554) Net cash provided by continuing operations 474,090 411,813 305,333 Net cash (used in) provided by discontinued operations (725) 90,505 27,294 Net cash provided by operating activities 473,365 502,318 332,627 Investing activities:       Capital expenditures (770,394) (522,824) (484,136) Net proceeds from sale or disposition of property — 691 260 Cost of removal, net of salvage value (11,283) (5,539) 1,170 Investments (4,182) (5,155) (2,423) Proceeds from investment excess cash and cost basis withdrawal 5,000 9,000 20,000 Net cash used in continuing operations (780,859) (523,827) (465,129) Net cash used in discontinued operations — (28,858) (75,662) Net cash used in investing activities (780,859) (552,685) (540,791) Financing activities:       Issuance of short-term borrowings — — 810,000 Repayment of short-term borrowings — (95,000) (433,901) Issuance of long-term debt 565,350 308,600 594,700 Repayment of long-term debt (179,466) (182,135) (568,883) Debt issuance costs (4,283) (2,456) (2,521) Costs of issuance of common stock (79) (50) — Dividends paid (108,244) (102,939) (161,316) Repurchase of common stock — — (4,811) Tax withholding on stock-based compensation (4,476) (2,623) (3,040) Net cash provided by (used in) continuing operations 268,802 (76,603) 230,228 Net cash provided by (used in) discontinued operations — 116,899 (25,606) Net cash provided by financing activities 268,802 40,296 204,622 Decrease in cash, cash equivalents and restricted cash (38,692) (10,071) (3,542) Cash, cash equivalents and restricted cash - beginning of year 66,904 76,975 80,517 Cash, cash equivalents and restricted cash - end of year * $ 28,212 $ 66,904 $ 76,975 Index Part II MDU Resources Group, Inc. Form 10-K 71

Part II MDU RESOURCES GROUP, INC.72 Supplemental cash flow information: Cash expenditures during the year for: Interest, net** $ 99,210 $ 108,242 $ 112,839 Income taxes paid, net*** $ 30,838 $ 43,572 $ 12,162 Noncash investing and financing transactions: Property, plant and equipment additions in accounts payable $ 45,338 $ 36,820 $ 46,364 Right-of-use assets obtained in exchange for new operating lease liabilities $ 14,905 $ 1,787 $ 2,265 Debt for equity exchange of retained shares in Knife River $ — $ — $ 293,239 * Includes cash of discontinued operations of $16.5 million for the year ended December 31, 2023. ** AFUDC - borrowed was $7.4 million, $11.0 million and $10.0 million for the years ended December 31, 2025, 2024, and 2023, respectively. *** Income taxes paid, including discontinued operations, were $30.8 million, $80.9 million and $62.5 million for the years ended December 31, 2025, 2024, and 2023, respectively. The accompanying notes are an integral part of these consolidated financial statements. Index Part II 72 MDU Resources Group, Inc. Form 10-K

Part II 73FORM 10-K Notes to Consolidated Financial Statements Note 1 - Basis of Presentation The consolidated financial statements of the Company include the accounts of the following businesses: electric, natural gas distribution, pipeline and other. For further descriptions of the Company's businesses, see Note 14. On May 31, 2023, the Company completed the separation of Knife River, formerly the construction materials and contracting segment, resulting in Knife River becoming an independent, publicly-traded company. The Company's board of directors approved the distribution of approximately 90 percent of the issued and outstanding shares of Knife River to the Company's stockholders. Stockholders of the Company received one share of Knife River common stock for every four shares of the Company's common stock held on May 22, 2023, the record date for the distribution. The Company retained approximately 10 percent or 5.7 million shares of Knife River common stock immediately following the separation, which were disposed of in a tax-free exchange in November 2023. The separation of Knife River was a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. On October 31, 2024, the Company completed the separation of Everus, its construction services business, resulting in Everus becoming an independent, publicly-traded company. The Company's board of directors approved the distribution of all the outstanding shares of Everus common stock to the Company's stockholders. Stockholders of the Company received one share of Everus common stock for every four shares of the Company's common stock held as of the close of business on October 21, 2024, the record date for the distribution. The separation of Everus was a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. The Company's consolidated financial statements and accompanying notes for the current and prior periods have been restated to present the results of operations and the assets and liabilities of Knife River and Everus as discontinued operations, other than certain corporate overhead costs of the Company historically allocated to Knife River and Everus, which are reflected in Other. Also included in discontinued operations in the Consolidated Statements of Income are the supporting activities of Fidelity and certain interest expense related to financing activity associated with the Knife River and Everus separations. The assets and liabilities of the Company's discontinued operations are included in current assets of discontinued operations, noncurrent assets of discontinued operations, current liabilities of discontinued operations and noncurrent liabilities of discontinued operations on the Consolidated Balance Sheets. Unless otherwise indicated, the amounts presented in the accompanying notes to the consolidated financial statements relate to the Company's continuing operations. For more information on discontinued operations, see Note 3. Management has also evaluated the impact of events occurring after December 31, 2025, up to the date of issuance of these consolidated financial statements on February 20, 2026, that would require recognition or disclosure in the financial statements. Principles of consolidation The consolidated financial statements were prepared in accordance with GAAP and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation, except for certain transactions related to regulated operations in accordance with GAAP. For more information on intercompany revenues, see Note 14. The statements also include the Company's ownership interests in the assets, liabilities and expenses of jointly owned electric transmission and generating facilities. See Note 16 for additional information. Index Part II MDU Resources Group, Inc. Form 10-K 73

Part II MDU RESOURCES GROUP, INC.74 Use of estimates The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used for items such as long-lived assets and goodwill; property depreciable lives; tax provisions; revenue recognized using the cost-to-cost measure of progress for contracts; expected credit losses; environmental and other loss contingencies; regulatory assets expected to be recovered in rates charged to customers; costs on construction contracts; unbilled revenues; actuarially determined benefit costs; asset retirement obligations; lease classification; present value of right-of-use assets and lease liabilities; and the valuation of stock-based compensation. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates. Note 2 - Significant Accounting Policies New accounting standards The following table provides a brief description of the accounting pronouncements applicable to the Company and the potential impact on its financial statements and/or disclosures: Standard Description Effective date Impact on financial statements/ disclosures Recently adopted accounting standards ASU 2023-09 Income Taxes - Improvements to Income Tax Disclosures an Amendment, December 2023 In December 2023, the FASB issued guidance to address investors requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information and effectiveness of income tax disclosures. December 31, 2025 The Company has adopted the guidance prospectively and disclosures have been updated to ensure compliance with the new guidance. See Note 13. ASU 2024-01 Compensation - Stock Compensation In March 2024, the FASB issued Improvements to GAAP through an example to demonstrate application of the scope of paragraph 718-10-15-3 to determine whether profits interest and similar awards should be accounted in Compensation - Stock Compensation. December 31, 2025 The Company has evaluated and did not have a material impact from the scope clarification in the new guidance. See Note 12 for additional information on Stock Compensation. Recently issued accounting standards not yet adopted ASU 2024-03 Disaggregation of Income Statement Expenses In November 2024, the FASB issued guidance to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general, and administrative; and research and development). Effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact the guidance will have on its disclosures for the year ended December 31, 2027. ASU 2025-05 Measurement of Credit Losses for Accounts Receivable and Contract Assets In July 2025, the FASB issued guidance on applying a practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under ASC Topic 606 - Revenue from Contracts with Customers. Effective for annual reporting periods beginning after December 15, 2025. The Company is currently evaluating the impact the guidance will have on its results of operations, financial position, cash flows, and disclosures for the year ended December 31, 2026. ASU 2025-06 Targeted Improvements to the Accounting of Internal-Use Software In September 2025, the FASB issued guidance on accounting for capitalization of development costs for internal-use software under ASC Subtopic 350-40 and the transition approaches to use. Effective for annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact the guidance will have on its results of operations, financial position, cash flows, and disclosures for the year ended December 31, 2028. ASU 2025-10 Accounting for Government Grants Received By Business Entities In December 2025, the FASB issued guidance on accounting for government grants received by business entities that are related to an asset (purchase, construction, or acquisition of a long-lived asset or inventory) or income (reimbursements to a business entity for operating expenses). Effective for annual reporting periods beginning after December 15, 2028. The Company is currently evaluating the impact the guidance will have on its results of operations, financial position, cash flows, and disclosures for the year ended December 31, 2029. Cash, cash equivalents and restricted cash The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Restricted cash represents deposits held by the Company’s captive insurance company that is required by state insurance regulations to remain in the captive insurance company. The Company had restricted cash of $15.5 million and $16.7 million at December 31, 2025 and 2024, respectively. Index Part II 74 MDU Resources Group, Inc. Form 10-K

Part II 75FORM 10-K Revenue recognition Revenue is recognized when a performance obligation is satisfied by transferring control over a product or service to a customer. Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company is considered an agent for certain taxes collected from customers. As such, the Company presents revenues net of these taxes at the time of sale to be remitted to governmental authorities, including sales and use taxes. The electric and natural gas distribution segments generate revenue from the sales of electric and natural gas products and services, which includes retail and transportation services. These segments establish a customer's retail or transportation service account based on the customer's application/contract for service, which indicates approval of a contract for service. The contract identifies an obligation to provide service in exchange for delivering or standing ready to deliver the identified commodity; and the customer is obligated to pay for the service as provided in the applicable tariff. The product sales are based on a fixed rate that includes a base and per-unit rate, which are included in approved tariffs as determined by state or federal regulatory agencies. The quantity of the commodity consumed or transported determines the total per-unit revenue. The service provided, along with the product consumed or transported, are a single performance obligation because both are required in combination to successfully transfer the contracted product or service to the customer. Revenues are recognized over time as customers receive and consume the products and services. The method of measuring progress toward the completion of the single performance obligation is on a per-unit output method basis, with revenue recognized based on the direct measurement of the value to the customer of the goods or services transferred to date. For contracts governed by the Company’s utility tariffs, amounts are billed monthly with the amount due between 15 and 22 days of receipt of the invoice depending on the applicable state’s tariff. For other contracts not governed by tariff, payment terms are net 30 days. At this time, the segment has no material obligations for returns, refunds or other similar obligations. The pipeline segment generates revenue from providing natural gas transportation and underground storage services, as well as other energy-related services to both third parties and internal customers, largely the natural gas distribution segment. The pipeline segment establishes a contract with a customer based upon the customer’s request for firm or interruptible natural gas transportation or storage service(s). The contract identifies an obligation for the segment to provide the requested service(s) in exchange for consideration from the customer over a specified term. Depending on the type of service(s) requested and contracted, the service provided may include transporting or storing an identified quantity of natural gas and/or standing ready to deliver or store an identified quantity of natural gas. Natural gas transportation and storage revenues are based on fixed rates, which may include reservation fees and/or per-unit commodity rates. The services provided by the segment are generally treated as single performance obligations satisfied over time simultaneous to when the service is provided and revenue is recognized. Rates for the segment’s regulated services are based on its FERC approved tariff or customer negotiated rates, and rates for its non-regulated services are negotiated with its customers and set forth in the contract. For contracts governed by the company’s tariff, amounts are billed on or before the ninth business day of the following month and the amount is due within 12 days of receipt of the invoice. For other contracts not governed by the tariff, payment terms are net 30 days. At this time, the segment has no material obligations for returns, refunds or other similar obligations. The Company recognizes all other revenues when services are rendered or goods are delivered. Legal costs The Company generally expenses external legal fees as they are incurred unless it has specific circumstances to defer, such as probable recovery in a rate proceeding. Receivables and allowance for expected credit losses Receivables consist primarily of trade receivables from the sale of goods and services net of expected credit losses. The Company's trade receivables are all due in 12 months or less. The total balance of receivables past due 90 days or more was $3.6 million at both December 31, 2025 and 2024. Index Part II MDU Resources Group, Inc. Form 10-K 75

Part II

The Company's expected credit losses are determined through a review using historical credit loss experience, changes in asset specific characteristics, current conditions and reasonable and supportable future forecasts, among other specific account data, and is performed at least quarterly. The Company develops and documents its methodology to determine its allowance for expected credit losses at each of its reportable business segments. Risk characteristics used by the business segments may include customer mix, knowledge of customers and general economic conditions of the various local economies, among others. Specific account balances are written off when management determines the amounts to be uncollectible. Management has reviewed the balance reserved through the allowance for expected credit losses and believes it is reasonable.

Details of the Company's expected credit losses were as follows:

	Electric	Natural gas distribution	Pipeline	Total
		(In thousands)		
At December 31, 2022	$ 375	$ 1,615	$ 2	$ 1,992
Current expected credit loss provision	1,645	5,777	—	7,422
Less write-offs charged against the allowance	1,994	7,355	2	9,351
Credit loss recoveries collected	388	1,152	—	1,540
At December 31, 2023	414	1,189	—	1,603
Current expected credit loss provision	1,891	4,667	—	6,558
Less write-offs charged against the allowance	2,218	5,709	—	7,927
Credit loss recoveries collected	386	1,219	—	1,605
At December 31, 2024	473	1,366	—	1,839
Current expected credit loss provision	2,197	4,723	—	6,920
Less write-offs charged against the allowance	2,559	5,782	—	8,341
Credit loss recoveries collected	395	1,136	—	1,531
At December 31, 2025	**$ 506**	**$ 1,443**	**$ —**	**$ 1,949**

Receivables also consist of accrued unbilled revenue representing revenues recognized in excess of amounts billed. Accrued unbilled revenue within the electric and natural gas distribution segments was $128.1 million and $143.2 million at December 31, 2025 and 2024, respectively.

Inventories and natural gas in storage

Natural gas in storage is generally valued at lower of cost or market using the last-in, first-out method or lower of cost or net realizable value using the average cost or first-in, first-out method. The majority of all other inventories are valued at the lower of cost or net realizable value using the average cost method. The portion of the cost of natural gas in storage expected to be used within 12 months was included in inventories. Inventories at December 31 consisted of:

	2025	2024
	(In thousands)	
Natural gas in storage (current)	$ 34,333	$ 40,073
Fuel stock	4,719	4,867
Total	$ 39,052	$ 44,940

The remainder of natural gas in storage, which largely represents the cost of gas required to maintain pressure levels for normal operating purposes, was included in noncurrent assets - other and was $47.8 million and $48.5 million at December 31, 2025 and 2024, respectively.

76 MDU RESOURCES GROUP, INC.

Part II

Property, plant and equipment

Additions to property, plant and equipment are recorded at cost. When regulated assets are retired or otherwise disposed of in the ordinary course of business, the original cost of the asset is charged to accumulated depreciation. With respect to the retirement or disposal of all other assets, the resulting gains or losses are recognized as a component of income.

The Company is permitted to capitalize AFUDC on regulated construction projects and to include such amounts in rate base when the related facilities are placed in service. In addition, the Company capitalizes interest, when applicable, on certain contracting services projects associated with its other operations. The amount of AFUDC for the years ended December 31 was as follows:

	2025	2024	2023
	(In thousands)		
AFUDC - borrowed	**$ 7,425**	$ 10,964	$ 10,035
AFUDC - equity	**$ 2,301**	$ 2,251	$ 1,894

Generally, property, plant and equipment are depreciated on a straight-line basis over the average useful lives of the assets.

The Company collects removal costs for certain plant assets in regulated utility rates. These amounts are recorded as regulatory liabilities on the Consolidated Balance Sheets.

Impairment of long-lived assets, excluding goodwill

The Company reviews the carrying values of its long-lived assets, whenever events or changes in circumstances indicate that such carrying values may not be recoverable. The Company tests long-lived assets for impairment at a level significantly lower than that of goodwill impairment testing. Long-lived assets or groups of assets that are evaluated for impairment at the lowest level of largely independent identifiable cash flows at an individual operation or group of operations collectively serving a local market. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value. The impairments are recorded in operation and maintenance expense on the Consolidated Statements of Income.

No impairment losses were recorded in 2025, 2024 or 2023. Unforeseen events and changes in circumstances could require the recognition of impairment losses at some future date.

Regulatory assets and liabilities

The Company is subject to various state and federal agency regulations. The accounting policies followed by the Company are generally subject to the Uniform System of Accounts of the FERC as well as the provisions of ASC 980 - *Regulated Operations*. These accounting policies differ in some respects from those used by the Company's non-regulated businesses.

The Company accounts for certain income and expense items under the provisions of regulatory accounting, which requires the Company to defer as regulatory assets or liabilities certain items that would have otherwise been reflected as expense or income, respectively. The Company records regulatory assets or liabilities at the time the Company determines the amounts to be recoverable in current or future rates. Regulatory assets and liabilities are being amortized consistently with the regulatory treatment established by the FERC and the applicable state public service commission. See Note 6 for more information regarding the nature and amounts of these regulatory deferrals.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is required to be tested for impairment annually, which the Company completes in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired.

The Company has determined that the reporting units for its goodwill impairment test are its operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results. As of December 31, 2025, the only operating segment with goodwill was the natural gas distribution segment. For more information on the Company's operating segments, see Note 14.

FORM 10-K 77

Part II MDU RESOURCES GROUP, INC.78 Goodwill impairment, if any, is measured by comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its fair value, the Company must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. For the years ended December 31, 2025, 2024 and 2023, the carrying amount of goodwill at the natural gas distribution segment, was $345.7 million. There have been no impairment losses recorded. Investments The Company's investments include the cash surrender value of life insurance policies, insurance contracts, mortgage- backed securities and U.S. Treasury securities. The Company measures its investment in the insurance contracts at fair value with any unrealized gains and losses recorded on the Consolidated Statements of Income. The Company has not elected the fair value option for its mortgage-backed securities and U.S. Treasury securities and, as a result, the unrealized gains and losses on these investments are recorded in accumulated other comprehensive loss. For more information, see Notes 8 and 15. Variable interest entities The Company evaluates its arrangements and contracts with other entities to determine if they are VIEs and if so, if the Company is the primary beneficiary. GAAP provides a framework for identifying VIEs and determining when a company should include the assets, liabilities, noncontrolling interest and results of activities of a VIE in its consolidated financial statements. A VIE should be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE's most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated. The Company's evaluation of whether it qualifies as the primary beneficiary of a VIE involves significant judgments, estimates and assumptions and includes a qualitative analysis of the activities that most significantly impact the VIE's economic performance and whether the Company has the power to direct those activities, the design of the entity, the rights of the parties and the purpose of the arrangement. Derivative instruments The Company enters into commodity price derivative contracts in order to minimize the price volatility associated with customer natural gas costs at its natural gas distribution segment. These derivatives are not designated as hedging instruments and are recorded in the Consolidated Balance Sheets at fair value. Changes in the fair value of these derivatives along with any contract settlements are recorded each period in regulatory assets or liabilities in accordance with regulatory accounting. The Company does not enter into any derivatives for trading or other speculative purposes. The Company did not have any material commodity price derivative contracts at December 31, 2025 or 2024. Leases Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The Company recognizes leases with an original lease term of 12 months or less in income on a straight-line basis over the term of the lease and does not recognize a corresponding right-of-use asset or lease liability. The Company determines the lease term based on the non-cancelable and cancelable periods in each contract. The non-cancelable period consists of the term of the contract that is legally enforceable and cannot be canceled by either party without incurring a significant penalty. The cancelable period is determined by various factors that are based on who has the right to cancel a contract. If only the lessor has the right to cancel the contract, the Company will assume the contract will continue. If the lessee is the only party that has the right to cancel the contract, the Company looks to asset, entity and market-based factors. If both the lessor and the lessee have the right to cancel the contract, the Company assumes the contract will not continue. The discount rate used to calculate the present value of the lease liabilities is based upon the implied rate within each contract. If the rate is unknown or cannot be determined, the Company uses an incremental borrowing rate, which is determined by the length of the contract, asset class and the Company's borrowing rates, as of the commencement date of the contract. Index Part II 78 MDU Resources Group, Inc. Form 10-K

Part II 79FORM 10-K Asset retirement obligations The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for the recorded amount or incurs a regulatory asset or liability. Stock-based compensation The Company determines compensation expense for stock-based awards based on the estimated fair values at the grant date and recognizes the related compensation expense over the vesting period. The Company uses the straight-line amortization method to recognize compensation expense related to RSUs, which only has a service condition. This method recognizes stock compensation expense on a straight-line basis over the requisite service period for the entire award. The Company recognized compensation expense related to PSAs that vest based on performance metrics and service conditions on a straight-line basis over the service period. Inception-to-date expense was adjusted based upon the determination of the potential achievement of the performance target at each reporting date. The Company recognizes compensation expense related to PSAs with market-based performance metrics on a straight-line basis over the requisite service period. Outstanding PSAs were converted to RSUs in connection with the completed separation of Knife River through the spinoff. The Company records the compensation expense for RSUs and PSAs using an estimated forfeiture rate. The estimated forfeiture rate is calculated based on an average of actual historical forfeitures. The Company also performs an analysis of any known factors at the time of the calculation to identify any necessary adjustments to the average historical forfeiture rate. At the time actual forfeitures become more than estimated forfeitures, the Company records compensation expense using actual forfeitures. Earnings per share Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the total of the weighted average number of shares of common stock outstanding during the year, plus the effect of nonvested PSAs and RSUs, as well as potentially issuable shares pursuant to FSAs using the treasury stock method. Common stock outstanding includes issued shares less shares held in treasury. As a result of the 2023 Knife River separation, the Company retained legal ownership of 538,921 shares of the Company's common stock that were historically owned by a subsidiary of Knife River and recorded in Treasury stock at cost. Following the separation, the 538,921 treasury shares were retired. The 538,921 shares of treasury stock did not have an impact on weighted-average shares outstanding, as they were not outstanding prior to being retired. Net income was the same for both the basic and diluted earnings per share calculations. A reconciliation of the weighted average common shares outstanding used in the basic and diluted earnings per share calculations follows: 2025 2024 2023 (In thousands, except per share amounts) Weighted average common shares outstanding - basic 204,291 203,867 203,640 Effect of dilutive PSAs, RSUs, and FSAs 1,009 786 298 Weighted average common shares outstanding - diluted 205,300 204,653 203,938 Earnings per share - basic: Income from continuing operations $ .94 $ .89 $ 1.62 Discontinued operations, net of tax (.01) .49 .42 Earnings per share - basic $ 0.93 $ 1.38 $ 2.04 Earnings per share - diluted: Income from continuing operations $ .93 $ .88 $ 1.62 Discontinued operations, net of tax — .49 .41 Earnings per share - diluted $ 0.93 $ 1.37 $ 2.03 Shares excluded from the calculation of diluted earnings per share — — — Dividends declared per common share $ .5400 $ .5100 $ .6950 Index Part II MDU Resources Group, Inc. Form 10-K 79

Part II MDU RESOURCES GROUP, INC.80 Income taxes The Company provides deferred federal and state income taxes on all temporary differences between the book and tax basis of the Company's assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Excess deferred income tax balances associated with the Company's rate- regulated activities have been recorded as regulatory liabilities. These regulatory liabilities are expected to be reflected as a reduction in future rates charged to customers in accordance with applicable regulatory procedures. The Company uses the deferral method of accounting for investment tax credits and amortizes the credits on regulated electric and natural gas distribution plant over various periods that conform to the ratemaking treatment prescribed by the applicable state public service commissions. The Company records uncertain tax positions in accordance with accounting guidance on accounting for income taxes on the basis of a two-step process in which (1) the Company determines whether it is more-likely-than-not that the tax position will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of the tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Tax positions that do not meet the more-likely-than-not criteria are reflected as a tax liability. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes. Note 3 - Discontinued Operations On May 31, 2023, the Company completed the separation of Knife River, its former construction materials and contracting segment, into a new independent publicly-traded company. The separation was achieved through the Company's pro-rata distribution of approximately 90 percent of the outstanding shares of Knife River to the Company's common stockholders. To effect the separation, the Company distributed to its stockholders one share of Knife River common stock for every four shares of the Company's common stock held on May 22, 2023, the record date for the distribution, with the Company retaining approximately 10 percent, or 5.7 million shares of Knife River common stock immediately following the separation. In November 2023, the Company completed the tax-free exchange of its retained shares and recognized a gain of $186.6 million, which was reflected in continuing operations because the Company did not have continuing significant involvement in Knife River. The separation of Knife River was a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. On October 31, 2024, the Company completed the separation of Everus, its former construction services segment, into a new independent, publicly-traded company. The Company's board of directors approved the distribution of all the outstanding shares of Everus common stock to the Company's stockholders. Stockholders of the Company received one share of Everus common stock for every four shares of the Company's common stock held as of the close of business on October 21, 2024, the record date for the distribution. The separation of Everus was a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. As a result of the separations, the historical results of operations are shown in discontinued operations, net of tax, except for allocated general corporate overhead costs of the Company, which did not meet the criteria for discontinued operations. The Company’s consolidated financial statements and accompanying notes for prior periods have been restated. For the comparative periods, Everus' operations are only reflected through October 2024 compared to the full year in 2023 and Knife River's operations are only reflected through May 2023. On April 25, 2023, Knife River issued $425.0 million of senior notes, pursuant to an indenture, due in 2031 to qualified institutional buyers. Knife River also entered into a new credit agreement which provided a revolving credit facility in an initial amount of up to $350.0 million and a senior secured term loan facility in an amount up to $275.0 million. The net proceeds from the notes offering, revolving credit facility and the term loan were used to repay $825.0 million of Knife River's intercompany obligations owed to Centennial. Centennial used the entirety of these proceeds from Knife River to repay a portion of its existing third-party indebtedness. As a result of the separation of Knife River, the Company retained legal ownership of 538,921 shares of the Company's common stock that were historically owned by a subsidiary of Knife River and recorded in Treasury stock at cost. Following the separation of Knife River, the 538,921 treasury shares were retired. Index Part II 80 MDU Resources Group, Inc. Form 10-K

Part II 81FORM 10-K The Company provided to Knife River and Knife River provided to the Company transition services in accordance with the transition services agreement entered into on May 31, 2023. For the twelve months ended December 31, 2024 and 2023, the Company received $1.5 million and $2.9 million, respectively; and paid $159,000 and $823,000, respectively, for these related activities. All transition services were completed as of October 2024. The Company provided and will provide to Everus and Everus provided and will provide to the Company transition services in accordance with the transition services agreement entered into on October 31, 2024. For the twelve months ended December 31, 2025 and 2024, the Company received $7.9 million, which include certain software costs and $727,000, respectively; and paid $49,000 and $47,000, respectively, for these related activities. The transition services are expected to be complete as of March 2026. Separation related costs of $1.0 million, $41.7 million and $58.6 million net of tax, were incurred during the twelve months ended December 31, 2025, 2024 and 2023, respectively. Certain separation costs incurred are presented in discontinued operations, net of tax in the Consolidated Statements of Income. These charges primarily relate to transaction and third- party support costs, one-time business separation fees and related tax charges. The Company had no assets or liabilities related to the discontinued operations of Everus on its balance sheet as of December 31, 2025 or 2024. The reconciliation of the major classes of income and expense constituting pretax income from discontinued operations to the after-tax income from discontinued operations on the Consolidated Statements of Income were as follows: 2025 2024 2023 (In thousands) Operating revenues $ 2 $ 2,377,332 $ 3,589,251 Operating expenses 1,160 2,241,162 3,422,393 Operating (loss) income (1,158) 136,170 166,858 Other income — 12,446 10,599 Interest expense — 7,118 47,229 (Loss) income from discontinued operations before income taxes (1,158) 141,498 130,228 Income tax (benefit) expense (146) 41,463 45,638 Discontinued operations, net of tax $ (1,012) $ 100,035 $ 84,590 Note 4 - Revenue from Contracts with Customers Revenue is recognized when a performance obligation is satisfied by transferring control over a product or service to a customer. Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company is considered an agent for certain taxes collected from customers. As such, the Company presents revenues net of these taxes at the time of sale to be remitted to governmental authorities, including sales and use taxes. As part of the adoption of ASC 606 - Revenue from Contracts with Customers, the Company elected the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is 12 months or less. Index Part II MDU Resources Group, Inc. Form 10-K 81

Part II

Disaggregation

In the following table, revenue is disaggregated by the type of customer or service provided. The Company believes this level of disaggregation best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The table also includes a reconciliation of the disaggregated revenue by reportable segments. For more information on the Company's business segments, see Note 14.

Year ended December 31, 2025	Electric	Natural gas distribution	Pipeline	Other	Total
			(In thousands)		
Residential utility sales	$ 137,673	$ 654,793	$ —	$ —	$ 792,466
Commercial utility sales	187,097	436,431	—	—	623,528
Industrial utility sales	38,066	44,183	—	—	82,249
Other utility sales	7,537	—	—	—	7,537
Natural gas transportation	—	66,978	191,542	—	258,520
Natural gas storage	—	—	23,270	—	23,270
Other	74,159	62,894	14,185	722	151,960
Intersegment eliminations	(553)	(345)	(74,992)	(722)	(76,612)
Revenues from contracts with customers	443,979	1,264,934	154,005	—	1,862,918
Other revenues	(6,202)	18,196	154	—	12,148
Total external operating revenues	$ 437,777	$ 1,283,130	$ 154,159	$ —	$ 1,875,066

Year ended December 31, 2024	Electric	Natural gas distribution	Pipeline	Other	Total
			(In thousands)		
Residential utility sales	$ 140,054	$ 646,049	$ —	$ —	$ 786,103
Commercial utility sales	171,760	399,087	—	—	570,847
Industrial utility sales	42,883	42,588	—	—	85,471
Other utility sales	7,910	—	—	—	7,910
Natural gas transportation	—	60,645	174,623	—	235,268
Natural gas storage	—	—	23,690	—	23,690
Other	59,288	40,703	13,139	195	113,325
Intersegment eliminations	(72)	(130)	(69,222)	(195)	(69,619)
Revenues from contracts with customers	421,823	1,188,942	142,230	—	1,752,995
Other revenues	(7,417)	12,033	367	—	4,983
Total external operating revenues	$ 414,406	$ 1,200,975	$ 142,597	$ —	$ 1,757,978

Year ended December 31, 2023	Electric	Natural gas distribution	Pipeline	Other	Total
			(In thousands)		
Residential utility sales	$ 136,274	$ 724,600	$ —	$ —	$ 860,874
Commercial utility sales	170,321	442,507	—	—	612,828
Industrial utility sales	43,063	45,205	—	—	88,268
Other utility sales	7,270	—	—	—	7,270
Natural gas transportation	—	52,465	145,297	—	197,762
Natural gas storage	—	—	18,254	—	18,254
Other	54,508	15,141	13,874	119	83,642
Intersegment eliminations	(138)	(301)	(62,533)	(119)	(63,091)
Revenues from contracts with customers	411,298	1,279,617	114,892	—	1,805,807
Other revenues	(10,261)	7,619	187	—	(2,455)
Total external operating revenues	$ 401,037	$ 1,287,236	$ 115,079	$ —	$ 1,803,352

82 MDU RESOURCES GROUP, INC.

Part II 83FORM 10-K Remaining performance obligations The remaining performance obligations at the pipeline segment include firm transportation and storage contracts with fixed pricing and fixed volumes. The Company has applied the practical expedient that does not require additional disclosures for contracts with an original duration of less than 12 months to certain firm transportation and non-regulated contracts. The Company's firm transportation and storage contracts included in the remaining performance obligations have weighted average remaining durations of less than four years and one year, respectively. At December 31, 2025, the Company expects to recognize revenue in future periods from remaining performance obligations, as follows: 12 months or less Next 13-24 months 25 months or more Total (In Millions) $ 86.8 $ 79.1 $ 365.6 $ 531.5 Note 5 - Property, Plant and Equipment Property, plant and equipment at December 31 was as follows: 2025 2024 Weighted Average Depreciable Life in Years (Dollars in thousands, where applicable) Electric: Generation $ 1,329,301 $ 1,014,906 49 Distribution 585,328 546,121 45 Transmission 701,287 662,466 65 CWIP 62,415 81,316 0 Other 190,049 176,007 14 Natural gas distribution: Distribution 3,202,171 2,955,435 54 Transmission 147,118 146,710 54 Storage 44,427 43,700 37 General 234,752 229,034 13 CWIP 82,858 74,207 0 Other 292,428 282,007 15 Pipeline: Transmission 1,200,423 1,173,259 46 Storage 64,230 61,369 53 CWIP 47,044 29,629 0 Other 76,994 73,749 17 Other: Land and other 4,147 4,148 NM Less accumulated depreciation and amortization 2,304,787 2,209,771 Net property, plant and equipment $ 5,960,185 $ 5,344,292 NM - not meaningful Index Part II MDU Resources Group, Inc. Form 10-K 83

Part II MDU RESOURCES GROUP, INC.84 Note 6 - Regulatory Matters Regulatory assets & liabilities The following table summarizes the individual components of unamortized regulatory assets and liabilities as of December 31: Estimated Recovery or Refund Period * 2025 2024 (In thousands) Regulatory assets: Current: Environmental compliance programs Up to 1 year $ 78,784 $ 76,964 Conservation programs Up to 1 year 29,148 19,123 Natural gas costs recoverable through rate adjustments Up to 1 year 22,897 91,091 Decoupling mechanisms Up to 1 year 17,091 6,767 Cost recovery mechanisms Up to 1 year 13,460 5,114 Electric fuel and purchased power deferral Up to 1 year 6,902 9,662 Other Up to 1 year 11,297 6,715 179,579 215,436 Noncurrent: Pension and postretirement benefits ** 135,222 142,064 Cost recovery mechanisms Up to 23 years 63,328 76,542 Plant costs/asset retirement obligations Over plant lives 48,352 47,042 Manufactured gas plant site remediation - 28,411 27,964 Taxes recoverable from customers Over plant lives 12,250 12,221 Covid-19 deferred costs Up to 3 years 3,761 4,167 Long-term debt refinancing costs Up to 37 years 1,799 2,011 Electric fuel and purchased power deferral - — 4,349 Other Up to 13 years 4,095 5,990 297,218 322,350 Total regulatory assets $ 476,797 $ 537,786 Regulatory liabilities: Current: Environmental compliance Up to 1 year $ 89,306 $ 72,387 Natural gas costs refundable through rate adjustments Up to 1 year 47,130 45,427 Margin sharing Up to 1 year 3,946 4,156 Taxes refundable to customers Up to 1 year 2,301 2,163 Provision for rate refund Up to 1 year 1,780 3,677 Conservation programs Up to 1 year 733 2,082 Cost recovery mechanisms Up to 1 year 115 1,720 Other Up to 1 year 3,273 5,555 148,584 137,167 Noncurrent: Plant removal and decommissioning costs Over plant lives 224,313 217,603 Taxes refundable to customers Over plant lives 176,665 185,402 Cost recovery mechanisms Up to 16 years 41,323 30,354 Accumulated deferred investment tax credit Over plant lives 22,663 18,788 Pension and postretirement benefits ** 4,776 4,862 Other Up to 12 years 2,589 2,161 472,329 459,170 Total regulatory liabilities $ 620,913 $ 596,337 Net regulatory position $ (144,116) $ (58,551) * Estimated recovery or refund period for amounts currently being recovered or refunded in rates to customers. ** Recovered as expense is incurred or cash contributions are made. Index Part II 84 MDU Resources Group, Inc. Form 10-K

Part II 85FORM 10-K As of December 31, 2025 and 2024, approximately $174.3 million and $181.2 million, respectively, of regulatory assets were not earning a rate of return but are expected to be recovered from customers in future rates. These assets are largely comprised of the unfunded portion of pension and postretirement benefits, asset retirement obligations, certain pipeline integrity costs and the estimated future cost of manufactured gas plant site remediation. The Company is subject to environmental compliance regulations in certain states which require natural gas distribution companies to reduce overall GHG emissions to certain thresholds as established by each applicable state. Compliance with these standards may be achieved through increased energy efficiency and conservation measures, purchased emission allowances and offsets and purchases of low carbon fuels. Emission allowances are allocated by the respective states to the Company at no cost, of which a portion is required to be sold at auction. The compliance costs for these regulations and the revenues from the sale of the allocated emissions allowances are passed through to customers in rates and the Company has, accordingly, deferred the environmental compliance costs as a regulatory asset and proceeds from the sale of allowances as a regulatory liability. If, for any reason, the Company's regulated businesses cease to meet the criteria for application of regulatory accounting for all or part of their operations, the regulatory assets and liabilities relating to those portions ceasing to meet such criteria would be written off and included in the statement of income or accumulated other comprehensive loss in the period in which the discontinuance of regulatory accounting occurs. Regulatory proceedings The Company regularly reviews the need for electric and natural gas rate changes in each of the jurisdictions in which service is provided. The Company files for rate adjustments to seek recovery of operating costs and capital investments, as well as reasonable returns as allowed by regulators. Certain regulatory proceedings and cases may also contain recurring mechanisms that can have an annual true-up. Examples of these recurring mechanisms include: infrastructure riders, transmission trackers, renewable resource cost adjustment riders, as well as weather normalization and decoupling mechanisms. The Company is unable to predict the ultimate outcome of these matters, the timing of final decisions of the various regulators and courts, or the effect on the Company's results of operations, financial position or cash flows. The following table summarizes the Company's significant regulatory proceedings and cases by jurisdiction: General Rate Cases Pending Electric Wyoming June 30, 2025 18.6% $5.8 9.7 % Settlement agreement filed January 23, 2026 Final rates requested to be effective April 1, 2026 • Increases in operation and maintenance expense • Investments made since the last rate case • Corresponding depreciation on those infrastructure investments • Settlement includes a stipulation to withdraw the requested Reliability and Safety Rider Electric Montana September 30, 2025 20.2% $14.1 10.8 % Pending • Investments, including Badger Wind Farm • Corresponding depreciation on those investments • Increased operation and maintenance expense Natural Gas Distribution Oregon November 25, 2025 15.8% $16.4 10.4 % Pending • Rate base growth • Growth in operations and maintenance expense • Growth in depreciation expense associated with new investments in rate base Segment State Filing Date Annual Revenue Increase (%) * Annual Revenue Increase (in millions) * ROE Status Key Drivers and Additional Information Index Part II MDU Resources Group, Inc. Form 10-K 85

Part II

Segment	State	Filing Date	Annual Revenue Increase (%) *	Annual Revenue Increase (in millions) *	ROE	Status	Key Drivers and Additional Information
General Rate Cases Finalized							
Natural Gas Distribution	Washington	March 29, 2024	7.9% 2.6%	$29.8 $10.8	9.5 %	Approved February 24, 2025 Final rates effective March 5, 2025 $3.7M revenue reduction effective June 1, 2025 Final rates effective March 1, 2026, subject to provisional plant review	• Multi-year rate case • Infrastructure investments necessary to provide safe and reliable service • Higher operating costs due to inflation • $3.7M revenue reduction was driven by forecasted plant that was not placed in service by December 31, 2024
Natural Gas Distribution	Idaho	May 30, 2025	4.2 %	$13.0	9.5 %	Approved Final rates effective January 1, 2026	• Increased operating expenses • Costs associated with plant additions • Revenues necessary to produce a fair rate of return to enable continued safe and reliable service
Natural Gas Distribution	Montana	July 15, 2024	8.6 %	$7.3	9.6 %	Approved Interim rates of $7.7M effective February 1, 2025 Final rates effective November 1, 2025	• Investments in system upgrades pipeline replacement projects enhancing the reliability, safety and integrity of the natural gas system • Increased costs to operate and maintain that system
Natural Gas Distribution	Wyoming	October 31, 2024	11.7 %	$2.1	9.65 %	Approved Final rates effective August 1, 2025	• Investments in system upgrades and pipeline replacement projects enhancing the reliability, safety and integrity of the natural gas system • Increased costs to operate and maintain that system

* Annual revenue increase and percent increase for general rate cases pending and general rate cases finalized, reflects the final approved amount or the amount reflected in the most recent settlement agreement, if applicable.

Segment	State	Filing Date	Annual Revenue Increase (in millions)	Status	Key Drivers and Additional Information
Other Filings					
Electric	North Dakota	July 15, 2025	$7.2	Approved Rates effective November 1, 2025	Transmission Cost Adjustment Rider • Allows recovery of transmission costs, including capital investments, and associated revenue
Natural Gas Distribution	Wyoming	August 15, 2025	N/A	Pending	System Safety and Integrity Rider • Would allow Montana-Dakota to recover costs and expenses associated with a pipeline replacement program
Electric	Montana	September 30, 2025	N/A	Pending	Systems Management Cost Adjustment Mechanism • Recovery of transmission and wildfire related costs
Electric	North Dakota	October 31, 2025	$25.3	Approved Rates effective February 1, 2026	Renewable Resource Cost Adjustment • Allows for annual adjustments for recent projected capital costs and related expenses for projects determined to be recoverable • Update includes Badger Wind Farm
Electric	South Dakota	October 31, 2025	$1.1	Pending	Infrastructure Rider • Allows annual adjustments for recent projected capital costs and related expenses for projects determined to be recoverable • Update includes Badger Wind Farm

Note 7 - Environmental Allowances and Obligations

The Company's natural gas distribution segment acquires environmental allowances as part of its requirement to comply with environmental regulations in certain states. Allowances are allocated by the respective states to the Company at no cost and additional allowances are required to be purchased as needed based on the requirements in the respective states. The segment records purchased and allocated environmental allowances at weighted average cost under the inventory method of accounting. Environmental allowances are included as Current environmental allowances and Environmental allowances in current and noncurrent assets on the Consolidated Balance Sheets.

86 MDU RESOURCES GROUP, INC.

Part II

Environmental compliance obligations, which are based on GHG emissions, are measured at the carrying value of environmental allowances held plus the estimated value of additional allowances necessary to satisfy the compliance obligation. Environmental compliance obligations are included as Current environmental obligations and Environmental obligations in current and noncurrent liabilities on the Consolidated Balance Sheets.

The Company recognizes revenue from the sale of emissions allowances allocated under the environmental programs when the allowances are sold at auction. The revenues associated with the sale of these allowances are deferred as a component of the respective jurisdiction's regulatory liability for environmental compliance.

As environmental allowances are surrendered, the segment reduces the associated environmental compliance assets and liabilities from the Consolidated Balance Sheets. The expenses and revenues associated with the Company's environmental allowances and obligations are deferred as regulatory assets and liabilities and recognized as a component of purchased natural gas sold as recovered in customer rates. For more information on the Company's regulatory assets and liabilities, see Note 6.

Note 8 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value ASC establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The estimated fair values of the Company's assets and liabilities measured on a recurring basis are determined using the market approach.

The Company measures its investments in certain fixed-income and equity securities at fair value with changes in fair value recognized in income. The Company anticipates using these investments, which consist of insurance contracts, to satisfy its obligations under its unfunded, nonqualified defined benefit and defined contribution plans for executive officers and certain key management employees and invests in these fixed-income and equity securities for the purpose of earning investment returns and capital appreciation. These investments, which totaled $67.4 million and $59.3 million at December 31, 2025 and 2024, respectively, are classified as Investments on the Consolidated Balance Sheets. The net unrealized gain on these investments for the year ended December 31, 2025, 2024, and 2023 was $6.6 million, $5.9 million, and $7.4 million, respectively. The change in fair value, which is considered part of the cost of the plan, is classified in Other income on the Consolidated Statements of Income. In the second quarter of 2025 the Company withdrew $5.0 million of cash in excess of 125 percent of the full funding amount, which had no effect on the cost basis of the investments held. In the first quarter of 2024 the Company withdrew $9.0 million of its cost basis, which reduced Investments on the Consolidated Balance Sheets.

The Company did not elect the fair value option, which records gains and losses in income, for its available-for-sale securities, which include mortgage-backed securities and U.S. Treasury securities. These available-for-sale securities are recorded at fair value and are classified as Investments on the Consolidated Balance Sheets. Unrealized gains or losses are recorded in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Details of available-for-sale securities were as follows:

December 31, 2025	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Mortgage-backed securities	$ 8,539	$ 28	$ 204	$ 8,363
U.S. Treasury securities	3,992	33	—	4,025
Total	$ 12,531	$ 61	$ 204	$ 12,388

December 31, 2024	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Mortgage-backed securities	$ 7,933	$ 4	$ 383	$ 7,554
U.S. Treasury securities	3,945	80	1	4,024
Total	$ 11,878	$ 84	$ 384	$ 11,578

FORM 10-K 87

Part II MDU RESOURCES GROUP, INC.88 The Company's assets measured at fair value on a recurring basis were as follows:   Fair Value Measurements at December 31, 2025, Using     Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs  (Level 3) Balance at December 31, 2025   (In thousands) Assets:         Money market funds $ — $ 9,839 $ — $ 9,839 Insurance contracts* — 67,409 — 67,409 Available-for-sale securities: Mortgage-backed securities — 8,363 — 8,363 U.S. Treasury securities — 4,025 — 4,025 Total assets measured at fair value $ — $ 89,636 $ — $ 89,636 * The insurance contracts invest approximately 57 percent in fixed-income investments, 18 percent in common stock of large-cap companies, 10 percent in target date investments, 7 percent in common stock of mid-cap companies, 4 percent in common stock of small-cap companies, 3 percent in cash equivalents, and 1 percent in international investments.   Fair Value Measurements at December 31, 2024, Using     Quoted Prices in Active Markets for Identical Assets  (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs  (Level 3) Balance at December 31, 2024   (In thousands) Assets:         Money market funds $ — $ 12,879 $ — $ 12,879 Insurance contracts* — 59,282 — 59,282 Available-for-sale securities: Mortgage-backed securities — 7,554 — 7,554 U.S. Treasury securities — 4,024 — 4,024 Total assets measured at fair value $ — $ 83,739 $ — $ 83,739 * The insurance contracts invest approximately 58 percent in fixed-income investments, 17 percent in common stock of large-cap companies, 8 percent in target date investments, 8 percent in common stock of mid-cap companies, 4 percent in common stock of small-cap companies, 4 percent in cash equivalents, and 1 percent in international investments. The Company's money market funds are valued at the net asset value of shares held at the end of the period, based on published market quotations on active markets, or using other known sources including pricing from outside sources. The estimated fair value of the Company's mortgage-backed securities and U.S. Treasury securities are based on comparable market transactions, other observable inputs or other sources, including pricing from outside sources. The estimated fair value of the Company's insurance contracts are based on contractual cash surrender values that are determined primarily by investments in managed separate accounts of the insurer. These amounts approximate fair value. The managed separate accounts are valued based on other observable inputs or corroborated market data. Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value. The Company applies the provisions of the fair value measurement standard to its nonrecurring, non-financial measurements, including long-lived asset impairments. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. The Company reviews the carrying value of its long-lived assets, excluding goodwill, whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable. Index Part II 88 MDU Resources Group, Inc. Form 10-K

Part II 89FORM 10-K The Company's long-term debt is not measured at fair value on the Consolidated Balance Sheets and the fair value is being provided for disclosure purposes only. The fair value was categorized as Level 2 in the fair value hierarchy and was based on discounted future cash flows using current market interest rates. The estimated fair value of the Company's Level 2 long-term debt at December 31 was as follows:   2025 2024   (In thousands) Carrying Amount $ 2,676,855 $ 2,292,610 Fair Value $ 2,385,170 $ 1,963,396 The carrying amounts of the Company's remaining financial instruments included in current assets and current liabilities approximate their fair values. Note 9 - Debt Due to the Knife River separation, Centennial repaid all of its outstanding debt in the second quarter of 2023, which was funded by the Knife River repayment and the Company entering into various new debt instruments. Refer to Note 3 for additional information related to the repayment of debt associated with the Knife River separation. Certain debt instruments of the Company and its subsidiaries contain restrictive and financial covenants and cross-default provisions. In order to borrow under the respective debt agreements, the Company and its subsidiaries must be in compliance with the applicable covenants and certain other conditions. Intermountain was not in compliance with its minimum interest coverage ratio for the period ended September 30, 2025, which constituted an event of default under the terms of the Intermountain NPAs. In addition, the event of default under the terms of the Intermountain NPAs constituted a cross-default under the terms of certain NPAs of MDU Energy Capital and revolving credit agreements held by the Company and Intermountain. Subsequent to September 30, 2025, Intermountain and MDU Energy Capital obtained waivers for this non-compliance from the holders of a majority of their respective outstanding notes, and Intermountain and the Company obtained waivers from the lenders of the revolving credit agreements, which collectively cured the impact of any events of default. The Company and its subsidiaries were in compliance with applicable covenants at December 31, 2025. In the event the Company or its subsidiaries do not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued. Credit facilities Montana-Dakota's commercial paper program is supported by a revolving credit agreement. While the amount of commercial paper outstanding does not reduce available capacity under the revolving credit agreement, Montana-Dakota does not issue commercial paper in an aggregate amount exceeding the available capacity under the credit agreement. Commercial paper borrowings under this agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued commercial paper borrowings. The commercial paper and revolving credit agreement borrowings may vary during the period, largely the result of fluctuations in working capital requirements due to the seasonality of certain operations of Montana-Dakota. The Company's borrowings under revolving credit agreements are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. All of the credit agreements contain customary covenants and provisions, including covenants not to permit, as of the end of any fiscal quarter, the ratio of funded debt to total capitalization (determined on a consolidated basis) to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments. Montana-Dakota On December 11, 2025, Montana-Dakota amended and restated its revolving credit agreement to extend the maturity date from October 18, 2028 to December 11, 2030. This amendment sets forth the terms and conditions under which the syndicate of lenders would make loans to or for the benefit of Montana-Dakota. These terms and conditions outline the pricing level and applicable facility fee for borrowings or letters of credit under the agreement. Montana-Dakota's revolving credit agreement supports its commercial paper program. Cascade On December 11, 2025, Cascade amended and restated its revolving credit agreement to extend the maturity date from June 20, 2029 to December 11, 2030. This amendment sets forth the terms and conditions under which the syndicate of lenders would make loans to or for the benefit of Cascade. These terms and conditions outline the pricing level and applicable facility fee for borrowings or letters of credit under the agreement. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. Index Part II MDU Resources Group, Inc. Form 10-K 89

Part II

Intermountain On December 11, 2025, Intermountain amended and restated its revolving credit agreement to extend the maturity date from June 20, 2029 to December 11, 2030. This amendment sets forth the terms and conditions under which the syndicate of lenders would make loans to or for the benefit of Intermountain. These terms and conditions outline the pricing level, pricing level change date and applicable facility fee for borrowings or letters of credit under the agreement. Upon the pricing level change date, Intermountain is required under the agreement to deliver financial statements and officers compliance certificate to the assigned administrative agent. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings.

MDU Resources Group, Inc. On December 11, 2025, the Company amended and restated its revolving credit agreement to extend the maturity date from May 31, 2028 to December 11, 2030. This amendment sets forth the terms and conditions under which the syndicate of lenders would make loans to or for the benefit of MDU Resources Group, Inc. These terms and conditions outline the pricing level and applicable facility fee for borrowings or letters of credit under the agreement. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings.

The following table summarizes the outstanding revolving credit facilities of the Company and its subsidiaries:

Company	Debt-to-Total Capitalization Ratio	Provisions for Increased Borrowings, up to a maximum of:	Facility Limit	Amount Outstanding at December 31, 2025	Amount Outstanding at December 31, 2024	Letters of Credit at December 31, 2025	Expiration Date
				(In millions)			
Montana-Dakota Utilities Co.	55 %	$ 250.0	$ 200.0	$ 132.0	$ 81.4	$ —	12/11/30
Cascade Natural Gas Corporation	50 %	$ 225.0	$ 175.0	$ 96.5	$ 64.6	$ 2.2	12/11/30
Intermountain Gas Company	52 %	$ 225.0	$ 175.0	$ 67.3	$ 105.1	$ —	12/11/30
MDU Resources Group, Inc.	49 %	$ 250.0	$ 200.0	$ 32.9	$ —	$ 1.0	12/11/30

Long-term debt

Long-term Debt Outstanding Long-term debt outstanding was as follows:

	Weighted Average Interest Rate at December 31, 2025	**2025**	2024
		(In thousands)	
Senior notes due on dates ranging from July 15, 2026 to June 15, 2062	**4.76 %**	**$ 2,010,000**	$ 1,947,000
Term loan agreements due on dates ranging from January 29, 2027 to April 1, 2039	**4.68 %**	**310,900**	65,600
Credit agreements due on December 11, 2030	**5.17 %**	**196,700**	169,700
Commercial paper supported by revolving credit agreement	**4.00 %**	**132,000**	81,400
Medium-term notes due on dates ranging from September 15, 2027 to March 16, 2029	**7.32 %**	**35,000**	35,000
Other notes due on November 30, 2038	**6.00 %**	**329**	346
Less unamortized debt issuance costs		**8,074**	6,436
Total long-term debt		**2,676,855**	2,292,610
Less current maturities		**144,700**	161,700
Net long-term debt		**$ 2,532,155**	$ 2,130,910

Montana-Dakota On July 11, 2024, Montana-Dakota issued $125.0 million of senior notes under a NPA with maturity dates of July 11, 2039 and July 11, 2054, at a weighted average interest rate of 5.96 percent. The agreement contains customary covenants and provisions, including a covenant of Montana-Dakota not to permit, at any time, the ratio of total debt to capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

90 MDU RESOURCES GROUP, INC.

Part II 91FORM 10-K On October 28, 2025, Montana-Dakota entered into a NPA to issue $250.0 million of senior notes, with maturity dates of October 28, 2035, October 28, 2040, and February 2, 2056, at a weighted average interest rate of 5.96 percent. On October 28, 2025, Montana-Dakota issued $150.0 million in senior notes under the NPA with the remaining $100.0 million issued on February 2, 2026. The agreement contains customary covenants and provisions, including a covenant of Montana-Dakota not to permit, at any time, the ratio of total debt to capitalization to be greater than 65 percent. Other covenants include a minimum interest coverage ratio and restrictions on the sale of certain assets. On December 30, 2025, Montana-Dakota entered into a $250.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of January 29, 2027. On February 3, 2026, Montana-Dakota paid down $100.0 million of the outstanding balance under the term loan agreement. The agreement contains customary covenants and provisions, including a covenant of Montana-Dakota not to permit, at any time, the ratio of total debt to capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans, and investments. Intermountain On July 15, 2025, Intermountain entered into a NPA to issue a total of $50.0 million of senior notes, with a maturity date of July 15, 2055, at an interest rate of 6.39 percent. On July 15, 2025, Intermountain issued $25.0 million in senior notes under the NPA with the remaining $25.0 million issued on November 14, 2025. This NPA is one of three distinct Intermountain NPAs that contain certain customary covenants, including a minimum interest coverage ratio. WBI Energy Transmission On January 15, 2026, WBI Energy Transmission extended its $350.0 million uncommitted note purchase and private shelf agreement from December 22, 2025 to December 22, 2028, unless either party terminates such issuance right. WBI Energy Transmission had $235.0 million of notes outstanding at December 31, 2025, which reduced the remaining capacity under this uncommitted private shelf agreement to $115.0 million. The principal amount and interest rate of any series of shelf notes will be determined at the applicable time of issuance and purchase. On December 22, 2025, WBI Energy Transmission entered into a NPA to issue a total of $20.0 million of senior notes, with a maturity date of December 22, 2045, at an interest rate of 6.29 percent. This agreement contains customary covenants and provisions, including a covenant of WBI Energy Transmission not to permit, as of the end of any fiscal quarter, the ratio of total debt to total capitalization to be greater than 55 percent. Other covenants include a limitation on priority debt, restrictions on the sale of certain assets and the making of certain investments. On April 1, 2024, WBI Energy Transmission entered into a $60.0 million term loan agreement with an interest rate of 4.52 percent and a maturity date of April 1, 2039, with the principal to be repaid in equal annual installments of $4.0 million each, beginning March 2025 and continuing through the maturity date. The agreement contains customary covenants and provisions, including a covenant of WBI Energy Transmission not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments. WBI Energy Transmission's ratio of total debt to total capitalization at December 31, 2025 was 39 percent. Schedule of Debt Maturities Long-term debt maturities, which excludes unamortized debt issuance costs and discount, for the five years and thereafter following December 31, 2025, were as follows: 2026 2027 2028 2029 2030 Thereafter (In thousands) Long-term debt maturities $ 144,700 $ 274,700 $ 79,700 $ 74,700 $ 475,400 $ 1,635,729 Note 10 - Asset Retirement Obligations The Company records obligations related to retirement costs of natural gas distribution lines, natural gas transmission lines, natural gas storage wells, decommissioning of certain electric generating facilities, special handling and disposal of hazardous materials at certain electric generating facilities, natural gas distribution facilities and buildings, and certain other obligations as asset retirement obligations. Index Part II MDU Resources Group, Inc. Form 10-K 91

Part II

A reconciliation of the Company's liability, which the current portion is included in other accrued liabilities on the Consolidated Balance Sheets, for the years ended December 31 was as follows:

		2025		2024
		(In thousands)		
Balance at beginning of year	$	406,647	$	385,154
Liabilities incurred*		7,474		2,721
Liabilities settled		(2,867)		(5,271)
Accretion expense**		20,883		19,655
Revisions in estimates		(221)		4,388
Balance at end of year	$	431,916	$	406,647

* 2025 includes $4.8 million for the future decommissioning of Badger Wind Farm.
** Includes $20.9 million and $19.6 million in 2025 and 2024, respectively, recorded to regulatory assets.

The 2024 revisions in estimates consist principally of updated asset retirement obligation costs resulting from decommissioning studies performed for electric generating facilities at the electric segment.

The Company believes that largely all expenses related to asset retirement obligations at the Company's regulated operations will be recovered in rates over time and, accordingly, defers such expenses as regulatory assets. For more information on the Company's regulatory assets and liabilities, see Note 6.

Note 11 - Equity

The Company depends on earnings and dividends from its subsidiaries to pay dividends on common stock. The Company has paid quarterly dividends for 88 consecutive years. For the years ended December 31, 2025, 2024 and 2023, dividends declared on common stock were $.5400, $.5100 and $.6950 per common share, respectively. Dividends on common stock are paid quarterly to the stockholders as of the record date. For the years ended December 31, 2025, 2024 and 2023, the dividends declared to common stockholders were $110.3 million, $103.9 million and $141.5 million, respectively.

The declaration and payment of dividends of the Company is at the sole discretion of the board of directors. In addition, the Company's subsidiaries are generally restricted to paying dividends out of capital accounts or net assets. The following discusses the most restrictive limitations.

Certain credit agreements and regulatory limitations of the Company's subsidiaries also contain restrictions on dividend payments. The most restrictive limitation requires the Company's subsidiaries not to permit the ratio of funded debt to capitalization to be greater than 65 percent. Based on this limitation, approximately $1.5 billion of the net assets of the Company's subsidiaries, which represents common stockholders' equity including retained earnings, would be restricted from use for dividend payments at December 31, 2025.

The Company may sell any combination of common stock and debt securities if warranted by market conditions and the Company's capital requirements. Any public offer and sale of such securities will be made only by means of a prospectus meeting the requirements of the Securities Act and the rules and regulations thereunder.

At-the-Market Offering Program On August 7, 2025, the Company entered into an EDA pursuant to which it may issue, offer, and sell, from time to time, up to an aggregate gross sales price of $400.0 million of shares of its common stock through an ATM offering program, which includes the ability to enter into FSAs. Since the establishment of the ATM offering program, the Company did not issue common stock pursuant to the EDA nor enter into any FSAs related to the EDA.

Equity Forward Sale Agreements On December 5, 2025, the Company completed a follow-on public offering of 10,152,284 shares of the Company's common stock at a public offering price of $19.70 per share. In addition, on December 23, 2025, the underwriters exercised their option to purchase 1,522,842 additional shares of common stock. Pursuant to the FSAs entered into in connection with the offering, the Company has discretion to settle the FSAs on one or more settlement dates prior to December 6, 2027, subject to certain price adjustments as set forth in the FSAs as well as adjustments for transaction and other associated fees. The FSAs will be physically settled with shares of common stock issued by the Company, unless the Company elects to settle the FSAs in net cash or net shares, subject to certain conditions. If the Company elects to physically settle the FSAs, the Company will physically issue shares of common stock to the banking counterparties at the then-applicable forward sale price and receive proceeds at that time.

92 MDU RESOURCES GROUP, INC.

Part II 93FORM 10-K At December 31, 2025, the Company could have settled all of its outstanding FSAs with physical delivery of 11,675,126 shares of common stock to the banking counterparties in exchange for cash of approximately $221.1 million. If the FSAs had been net cash or net share settled at December 31, 2025, the Company estimates that the counterparties, in aggregate, would have been entitled to a net settlement of $6.8 million or 349,596 shares, respectively. The forward price used to determine amounts due at settlement is calculated based on the public offering price, subject to transaction and other associated fees, adjusted by the overnight bank funding rate, less a spread, and less expected dividends on the Company's common stock during the period the FSAs are outstanding. The FSAs are indexed to the Company's stock and meets the other requirements for equity classification. As a result of the equity classification, no gain or loss is recognized in earnings associated with the subsequent changes in fair value of the FSAs. Stockholders' equity equal to cash proceeds net of deferred issuance costs will be recorded upon settlement. FSAs earnings per share dilution Prior to settlement, the potentially issuable shares pursuant to the FSAs will be reflected in the Company's diluted earnings per share calculation using the treasury stock method. Share dilution occurs when the average market price of the Company's stock during the reporting period is higher than the then-applicable forward sale price at the end of the reporting period. For more information on earnings per share, see Note 2. The K-Plan provides participants the option to invest in the Company's common stock. For the years ended December 31, 2025, 2024 and 2023, the K-Plan purchased shares of common stock on the open market. At December 31, 2025, there were 2.4 million shares of common stock reserved for original issuance under the K-Plan. The Company currently has 2.0 million shares of preferred stock authorized to be issued with a $100 par value. At December 31, 2025 and 2024, there were no shares outstanding. Note 12 - Stock-Based Compensation The Company has stock-based compensation plans under which it is currently authorized to grant RSUs and other stock awards. As of December 31, 2025, there were 1.7 million remaining shares available to grant under these plans. The Company either purchases shares on the open market or issues new shares of common stock to satisfy the vesting of stock-based awards. Separations of Knife River and Everus In connection with the completed separations of Knife River and Everus through spinoffs, the provisions of the existing compensation plans required adjustments to the number and terms of outstanding employee time-vested RSUs and PSAs to preserve the intrinsic value of the awards immediately prior to each separation. The outstanding awards will continue to vest over the original vesting period, which is generally three years from the grant date. The outstanding PSAs in place at the time of the Knife River spinoff were modified to no longer be subject to performance-based vesting conditions. The number of PSAs were first adjusted for performance. The combined performance factors were determined based on the performance of the Company as of December 31, 2022. Outstanding awards at the time of the spinoffs were converted into awards of the holder’s employer following each separation. The Company incurred $1.7 million of incremental compensation expense related to the conversion of the RSUs associated with the Everus spinoff, of which $536,000 and $854,000 were recognized in 2025 and 2024, respectively, and the remainder will be recognized in expense over the remaining service period of the applicable awards. Total stock-based compensation expense (after tax) was $5.9 million, $7.1 million and $5.1 million in 2025, 2024 and 2023, respectively. The Company uses the straight-line amortization method to recognize compensation expense related to RSUs, which only has a service condition. The Company recognizes compensation expense related to PSAs with market-based and performance metrics on a straight-line basis over the requisite service period. As of December 31, 2025, total remaining unrecognized compensation expense related to stock-based compensation was approximately $8.7 million (before income taxes) which will be amortized over a weighted average period of 1.3 years. Stock awards Non-employee directors receive shares of common stock in addition to and in lieu of cash payment for directors' fees. There were 51,651 shares with a fair value of $1.1 million, 46,341 shares with a fair value of $850,000 and 50,717 shares with a fair value of $950,000 issued to non-employee directors during the years ended December 31, 2025, 2024 and 2023, respectively. Index Part II MDU Resources Group, Inc. Form 10-K 93

Part II MDU RESOURCES GROUP, INC.94 Restricted stock units In February 2025, 2024 and 2023, key employees were granted RSUs under the long-term performance-based incentive plan authorized by the Company's compensation committee. The compensation committee has the authority to select the recipients of awards, determine the type and size of awards, and establish certain terms and conditions of unit award grants. The shares vest over three years, contingent on continued employment. Compensation expense is recognized over the vesting period. Upon vesting, participants receive dividends that accumulate during the vesting period. As previously discussed, adjustments were made to the number of RSUs to preserve the intrinsic value of the awards in connection with the spinoffs of Knife River and Everus and outstanding PSAs in place at the time of the Knife River spinoff were converted to RSUs. Target grants of RSUs outstanding at December 31, 2025, were as follows: Grant Date Performance Period Target Grant of Shares February 2024/ June 2024 2024-2026 648,885 February 2025 2025-2027 126,910 A summary of the status of the RSUs for the year ended December 31, 2025, was as follows: RSUs   Number of Shares Weighted Average Grant-Date Fair Value * Nonvested at beginning of period 1,240,517 $ 12.56 Granted 126,910 16.83 Forfeited (49,399) 12.12 Non-vested 1,318,028 Vested shares (542,233) 12.90 Nonvested at end of period 775,795 $ 12.89 * Weighted average grant-date fair values post-separation of Everus reflects incremental fair value related to modifying the awards and the Company's adjusted stock price due to the separation. Performance share awards In February 2025, key employees were granted PSAs under the long-term performance-based incentive plan authorized by the Company's compensation committee. The compensation committee has the authority to select the recipients of awards, determine the type and size of awards, and establish certain terms and conditions of award grants. Upon vesting, participants receive dividends that accumulate during the vesting period. Entitlement to performance shares is established by either the market condition or the performance metrics and service condition relative to the designated awards. Target grants of PSAs outstanding at December 31, 2025, were as follows: Grant Date Performance Period Target Grant of Shares February 2025 2025-2027 296,128 Index Part II 94 MDU Resources Group, Inc. Form 10-K

Part II 95FORM 10-K Under the market condition for these PSAs, participants could earn from zero to 200 percent of the apportioned target grant of shares based on the Company's total stockholder return relative to that of the selected peer group. Compensation expense is based on the grant-date fair value as determined by Monte Carlo simulation. The blended volatility term structure ranges are comprised of 50 percent historical volatility and 50 percent implied volatility. Risk-free interest rates were based on U.S. Treasury security rates in effect as of the grant date. Assumptions used for initial grants applicable to the market condition for certain PSAs issued in 2025 were: 2025 Weighted average grant-date fair value $ 17.23 Blended volatility range 26.53% - 27.75% Risk-free interest rate range 4.40% - 4.58% Weighted average discounted dividends per share $ 1.30 Under the performance condition for these PSAs, participants could earn from zero to 200 percent of the apportioned target grant of shares. The performance condition was based on the Company's cumulative earnings per share growth. The weighted average grant-date fair value per share for the PSAs applicable to this performance condition issued in 2025 was $16.83. A summary of the status of the PSAs for the year ended December 31, 2025, was as follows: PSAs   Number of Shares Weighted Average Grant-Date Fair Value Nonvested at beginning of period — $ — Granted 296,128 17.03 Forfeited — — Vested shares — Nonvested at end of period 296,128 $ 17.03 Note 13 - Income Taxes The components of income before income taxes from continuing operations for each of the years ended December 31 were as follows: 2025 2024 2023 (In thousands) United States $ 210,977 $ 198,662 $ 340,330 Income before income taxes from continuing operations $ 210,977 $ 198,662 $ 340,330 Income tax expense (benefit) from continuing operations for the years ended December 31 was as follows:   2025 2024 2023   (In thousands) Current:       Federal $ 25,971 $ 30,412 $ 8,271 State 2,522 3,255 3,251   28,493 33,667 11,522 Deferred: Income taxes: Federal (13,970) (17,321) (3,331) State 1,171 (1,805) (125) Investment tax credit - net 3,876 3,048 2,147   (8,923) (16,078) (1,309) Total income tax expense $ 19,570 $ 17,589 $ 10,213 Index Part II MDU Resources Group, Inc. Form 10-K 95

Part II MDU RESOURCES GROUP, INC.96 Components of deferred tax assets and deferred tax liabilities at December 31 were as follows:   2025 2024   (In thousands) Deferred tax assets:     Environmental compliance $ 49,750 $ 33,730 Pension and postretirement 23,443 25,508 Compensation-related 16,249 15,651 Customer advances 10,590 9,719 Cost recovery mechanisms 10,077 7,402 Legal and environmental contingencies 5,474 5,317 Other 17,989 20,386 Total deferred tax assets 133,572 117,713 Deferred tax liabilities:     Basis differences on property, plant and equipment 451,595 426,493 Pension and postretirement 47,931 48,355 Cost recovery mechanisms 18,109 19,245 Environmental compliance 17,173 17,260 Legal and environmental contingencies 6,399 6,300 Purchased gas adjustment 5,137 20,441 Other 23,695 19,931 Total deferred tax liabilities 570,039 558,025 Valuation allowance 819 1,008 Net deferred income tax liability $ 437,286 $ 441,320 As of December 31, 2025 and 2024, the Company had various state income tax net operating loss carryforwards of $819,000 and $1.0 million, respectively, and state income tax credit carryforwards, excluding alternative minimum tax credit carryforwards, of $28.5 million and $31.6 million, respectively. The state income tax credit carryforwards are due to expire between 2027 and 2039. Changes in tax regulations or assumptions regarding current and future taxable income could require additional valuation allowances in the future. The following table reconciles the change in the net deferred income tax liability from December 31, 2024, to December 31, 2025, to deferred income tax benefit:   2025 (In thousands) Change in net deferred income tax liability from the preceding table $ (4,034) Effects of rate-regulated accounting (4,890) Deferred taxes associated with other comprehensive income 1 Deferred income tax benefit for the period $ (8,923) Index Part II 96 MDU Resources Group, Inc. Form 10-K

Part II 97FORM 10-K Total income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference were as follows: Year ended December 31, 2025 Amount % U.S. federal statutory tax rate $ 44,305 21.0 State and local income taxes, net of federal income tax effect * 2,917 1.4 Tax credits Federal renewable energy credit (19,324) (9.2) Other (1,938) (0.9) Nontaxable or nondeductible Items (265) (0.1) Other Effects of rate-regulated accounting (5,169) (2.5) Other (956) (0.4) Total income tax expense and effective tax rate $ 19,570 9.3 * In 2025, state income taxes in Oregon and Montana made up the majority (greater than 50%) of the tax effect in this category. Years ended December 31, 2024 2023   Amount % Amount %   Computed tax at federal statutory rate $ 41,719 21.0 $ 71,469 21.0 Increases (reductions) resulting from:     State income taxes, net of federal income tax 4,047 2.0 3,605 1.1 State investment tax credit, net of federal income tax 2,400 1.2 1,545 0.5 Executive compensation 2,111 1.1 564 0.2 Federal renewable energy credit (16,871) (8.5) (15,175) (4.5) Excess deferred income tax amortization (8,121) (4.1) (8,383) (2.5) State tax rate change (2,317) (1.2) (9) — Research and development tax credit (1,465) (0.7) (1,985) (0.6) Nonqualified benefit plans (1,142) (0.6) (1,313) (0.4) Tax-free debt for equity exchange — — (38,967) (11.4) Other (2,772) (1.4) (1,138) (0.3) Total income tax expense $ 17,589 8.8 $ 10,213 3.1 The Company's effective tax rate for 2025 differs from the U.S. federal statutory rate of 21 percent due primarily to the impact of credits and deductions provided by law and the effects of rate-regulated accounting, primarily the amortizations of excess deferred income taxes and deferred investment tax credits. Income taxes paid (net of refunds) for the year ended December 31, 2025, was $30.8 million, consisting of $27.7 million in federal income taxes and $3.1 million in state income taxes. Income taxes paid (net of refunds) in Montana of $1.8 million exceeded 5 percent of total income taxes paid (net of refunds). The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Company is no longer subject to U.S. federal, non-U.S., state or local income tax examinations by tax authorities for years ending prior to 2021. Total reserves for uncertain tax positions were not material. The Company recognizes interest and penalties accrued relative to unrecognized tax benefits in income tax expense. Index Part II MDU Resources Group, Inc. Form 10-K 97

Part II MDU RESOURCES GROUP, INC.98 Note 14 - Business Segment Data The Company's reportable segments are those that are based on the Company's method of internal reporting, which generally segregates the strategic business activities due to differences in products, services and regulation. The internal reporting of these operating segments is defined based on the reporting and review process used by the Company's CODM, the chief executive officer. The Company's operations are located within the United States. The Company’s CODM regularly reviews discrete financial information of each reportable segment and uses net income to assess performance of each reportable segment. The CODM uses this information to assess performance and make decisions about resources to be allocated to each reportable segment, including capital and personnel. The information provided to the CODM is prepared at the reportable segment level in quarterly financial packages and on a more summarized basis monthly. Budget and forecast information is also provided to the CODM at the reportable segment level. The electric segment generates, transmits and distributes electricity in Montana, North Dakota, South Dakota and Wyoming. The natural gas distribution segment distributes natural gas in those states, as well as in Idaho, Minnesota, Oregon and Washington. These operations also supply related value-added services. The pipeline segment provides natural gas transportation and underground storage services through a FERC regulated pipeline system primarily in the Rocky Mountain and northern Great Plains regions of the United States. This segment also provides non-regulated energy-related services, including cathodic protection. The Other category includes the activities of Centennial Capital, which, through its subsidiary InterSource Insurance Company, insures various types of risks as a captive insurer for certain of the Company's subsidiaries. The function of the captive insurer is to fund the self-insured layers of the insured Company's general liability, automobile liability, pollution liability and other coverages. Centennial Capital also owns certain personal property. In addition, the Other category includes certain assets, liabilities and tax adjustments of the holding company primarily associated with corporate functions, as well as the gain on the tax-free exchange of the retained shares in Knife River and costs associated with certain strategic initiatives. Also included are certain general and administrative costs (reflected in operation and maintenance expense) and interest expense, which were previously allocated to Knife River, Everus, Fidelity and the refining business and did not meet the criteria for discontinued operations. Discontinued operations includes the results of operations for Knife River and Everus and certain associated separation costs, including interest on certain debt facilities repaid in connection with the separations. For the comparative periods below, Everus' operations are only reflected through October 2024 compared to the full year in 2023 and Knife River's operations are only reflected through May 2023. Discontinued operations also includes the supporting activities of Fidelity other than certain general and administrative costs and interest expense as described above. Index Part II 98 MDU Resources Group, Inc. Form 10-K

Part II 99FORM 10-K The information below follows the same accounting policies as described in Note 2. Information on the Company's segments as of December 31 and for the years then ended was as follows: Year ended December 31, 2025 Electric Natural gas distribution Pipeline Other Consolidated (In thousands) Operating revenues: External operating revenues $ 437,777 $ 1,283,130 $ 154,159 $ — $ 1,875,066 Intersegment operating revenues 553 345 74,992 722 76,612 Operation and maintenance: External operation and maintenance 110,731 240,911 81,619 (238) 433,023 Intersegment operation and maintenance 553 345 133 722 1,753 Purchased natural gas sold: External purchased natural gas sold — 671,466 — — 671,466 Intersegment purchased natural gas sold — 74,859 — — 74,859 Electric fuel and purchased power 158,995 — — — 158,995 Depreciation and amortization 69,608 104,976 32,124 — 206,708 Taxes, other than income 18,805 81,467 14,225 — 114,497 Other income: External other income 7,470 15,792 3,488 1,599 28,349 Intersegment other income — — 243 4,992 5,235 Interest expense: External interest expense 31,790 59,587 11,679 4,693 107,749 Intersegment interest expense — — 4,992 243 5,235 Income tax expense (benefit) (9,578) 9,604 19,932 (388) 19,570 Income (loss) from continuing operations 64,896 56,052 68,178 2,281 191,407 Discontinued operations, net of tax — — — (1,012) (1,012) Net income $ 64,896 $ 56,052 $ 68,178 $ 1,269 $ 190,395 Capital expenditures (a) $ 422,929 $ 298,553 $ 59,348 $ — $ 780,830 Assets $ 2,367,067 (b) $ 3,909,046 (b) $ 1,196,959 $ 149,134 (c) $ 7,622,206 Property, plant and equipment $ 2,868,379 (b) $ 4,003,754 (b) $ 1,388,691 $ 4,148 $ 8,264,972 Accumulated depreciation and amortization $ 734,674 (b) $ 1,194,279 (b) $ 373,020 $ 2,814 $ 2,304,787 (a) Capital expenditures include noncash transactions such as capital expenditure-related accounts payable and AFUDC totaling $(10.8) million. (b) Includes allocations of common utility property for the Electric and Natural gas distribution segments. (c) Other includes assets not directly assignable to a business (i.e. cash, cash equivalents and restricted cash, certain accounts receivable, certain investments and other miscellaneous current and deferred assets). Index Part II MDU Resources Group, Inc. Form 10-K 99

Part II MDU RESOURCES GROUP, INC.100 Year ended December 31, 2024 Electric Natural gas distribution Pipeline Other Consolidated (In thousands) Operating revenues: External operating revenues $ 414,406 $ 1,200,975 $ 142,597 $ — $ 1,757,978 Intersegment operating revenues 72 130 69,222 195 69,619 Operation and maintenance: External operation and maintenance 94,897 231,087 75,456 13,051 414,491 Intersegment operation and maintenance 72 130 324 195 721 Purchased natural gas sold: External purchased natural gas sold — 630,403 — — 630,403 Intersegment purchased natural gas sold — 68,898 — — 68,898 Electric fuel and purchased power 141,148 — — — 141,148 Depreciation and amortization 66,524 101,958 29,362 2,234 200,078 Taxes, other than income 17,605 76,042 12,175 394 106,216 Other income: External other income 8,205 25,509 5,850 1,803 41,367 Intersegment other income — — 655 14,798 15,453 Interest expense: External interest expense 30,058 63,185 10,862 4,242 108,347 Intersegment interest expense — — 4,633 10,820 15,453 Income tax expense (benefit) (2,414) 7,974 17,470 (5,441) 17,589 Income from continuing operations 74,793 46,937 68,042 (8,699) 181,073 Discontinued operations, net of tax — — — 100,035 100,035 Net income $ 74,793 $ 46,937 $ 68,042 $ 91,336 $ 281,108 Capital expenditures (a) $ 110,812 $ 286,152 $ 126,806 $ 1,728 $ 525,498 Assets $ 1,976,912 (b) $ 3,730,532 (b) $ 1,151,317 $ 180,057 (c) $ 7,038,818 Property, plant and equipment $ 2,480,816 (b) $ 3,731,093 (b) $ 1,338,006 $ 4,148 $ 7,554,063 Accumulated depreciation and amortization $ 716,736 (b) $ 1,139,223 (b) $ 351,045 $ 2,767 $ 2,209,771 (a) Capital expenditures include noncash transactions such as capital expenditure-related accounts payable and AFUDC totaling $7.1 million. (b) Includes allocations of common utility property for the Electric and Natural gas distribution segments. (c) Other includes assets of discontinued operations and assets not directly assignable to a business (i.e. cash, cash equivalents and restricted cash, certain accounts receivable, certain investments and other miscellaneous current and deferred assets). Index Part II 100 MDU Resources Group, Inc. Form 10-K

Part II 101FORM 10-K Year ended December 31, 2023 Electric Natural gas distribution Pipeline Other Consolidated (In thousands) Operating revenues: External operating revenues $ 401,037 $ 1,287,236 $ 115,079 $ — $ 1,803,352 Intersegment operating revenues 138 301 62,533 119 63,091 Operation and maintenance: External operation and maintenance 92,521 219,481 70,386 24,693 407,081 Intersegment operation and maintenance 138 301 431 119 989 Purchased natural gas sold: External purchased natural gas sold — 742,965 — — 742,965 Intersegment purchased natural gas sold — 62,102 — — 62,102 Electric fuel and purchased power 134,779 — — — 134,779 Depreciation and amortization 64,253 95,300 26,811 4,086 190,450 Taxes, other than income 16,695 75,207 10,822 409 103,133 Realized gain on tax-free exchange of the retained shares in Knife River — — — 186,556 186,556 Other income: External other income 5,815 20,867 3,675 3,097 33,454 Intersegment other income — — 217 13,431 13,648 Interest expense: External interest expense 28,064 57,601 9,428 9,531 104,624 Intersegment interest expense — — 3,842 9,806 13,648 Income tax expense (benefit) (1,019) 6,927 12,409 (8,104) 10,213 Income (loss) from continuing operations 71,559 48,520 47,375 162,663 330,117 Discontinued operations, net of tax — — (457) 85,047 84,590 Net income $ 71,559 $ 48,520 $ 46,918 $ 247,710 $ 414,707 Capital expenditures (a) $ 109,805 $ 274,836 $ 115,903 $ (2,825) $ 497,719 Assets $ 1,955,644 (b) $ 3,532,142 (b) $ 1,045,704 $ 1,299,669 (c) $ 7,833,159 Property, plant and equipment $ 2,369,039 (b) $ 3,462,187 (b) $ 1,218,387 $ 31,654 $ 7,081,267 Accumulated depreciation and amortization $ 660,438 (b) $ 1,068,037 (b) $ 328,010 $ 19,890 $ 2,076,375 (a) Capital expenditures include noncash transactions such as capital expenditure-related accounts payable and AFUDC totaling $(13.6) million. (b) Includes allocations of common utility property for the Electric and Natural gas distribution segments. (c) Other includes assets of discontinued operations and assets not directly assignable to a business (i.e. cash, cash equivalents and restricted cash, certain accounts receivable, certain investments and other miscellaneous current and deferred assets). A reconciliation of reportable segment operating revenues and assets to consolidated operating revenues and assets is as follows: 2025 2024 2023 (In thousands) Operating revenues reconciliation: Total reportable segment operating revenues $ 1,950,956 $ 1,827,402 $ 1,866,324 Other revenue 722 195 119 Elimination of intersegment operating revenues (76,612) (69,619) (63,091) Total consolidated operating revenues $ 1,875,066 $ 1,757,978 $ 1,803,352 Asset reconciliation: Total reportable segment assets $ 7,507,105 $ 6,892,959 $ 6,564,962 Other assets 310,165 525,258 1,847,432 Elimination of intersegment receivables (195,064) (379,399) (579,235) Total consolidated assets $ 7,622,206 $ 7,038,818 $ 7,833,159 Index Part II MDU Resources Group, Inc. Form 10-K 101

Part II

Note 15 - Employee Benefit Plans

Pension and other postretirement benefit plans

The Company has noncontributory qualified defined benefit pension plans and other postretirement benefit plans for certain eligible employees. The Company uses a measurement date of December 31 for all of its pension and postretirement benefit plans.

Prior to 2013, defined benefit pension plan benefits and accruals for all nonunion and certain union plans were frozen and on June 30, 2015, the remaining union plan was frozen. These employees were eligible to receive additional defined contribution plan benefits.

Effective January 1, 2010, eligibility to receive retiree medical benefits was modified at certain of the Company's businesses. Employees who had attained age 55 with 10 years of continuous service by December 31, 2010, were provided the option to choose between a pre-65 comprehensive medical plan coupled with a Medicare supplement or a specified company funded Retiree Reimbursement Account, regardless of when they retire. All other eligible employees must meet the new eligibility criteria of age 60 and 10 years of continuous service at the time they retire to be eligible for a specified company funded Retiree Reimbursement Account. Employees hired after December 31, 2009, will not be eligible for retiree medical benefits.

In 2012, the Company modified health care coverage for certain retirees. Effective January 1, 2013, post-65 coverage was replaced by a fixed-dollar subsidy for retirees and spouses to be used to purchase individual insurance through a healthcare exchange.

Changes in benefit obligation and plan assets and amounts recognized in the Consolidated Balance Sheets at December 31 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2025	2024	**2025**	2024
Change in benefit obligation:	(In thousands)			
Benefit obligation at beginning of year	**$ 255,350**	$ 275,586	**$ 35,675**	$ 39,590
Service cost	**—**	—	**397**	505
Interest cost	**13,212**	12,799	**1,847**	1,837
Plan participants' contributions	**—**	—	**384**	412
Actuarial loss (gain)	**3,080**	(11,040)	**(355)**	(3,420)
Benefits paid	**(21,516)**	(21,995)	**(2,924)**	(3,249)
Benefit obligation at end of year	**250,126**	255,350	**35,024**	35,675
Change in net plan assets:				
Fair value of plan assets at beginning of year	**230,626**	248,558	**78,765**	79,234
Actual return on plan assets	**19,197**	1,152	**7,118**	2,297
Employer contribution	**3,365**	2,911	**66**	71
Plan participants' contributions	**—**	—	**384**	412
Benefits paid	**(21,516)**	(21,995)	**(2,924)**	(3,249)
Fair value of net plan assets at end of year	**231,672**	230,626	**83,409**	78,765
Funded status - (under) over	**$ (18,454)**	$ (24,724)	**$ 48,385**	$ 43,090
Amounts recognized in the Consolidated Balance Sheets at December 31:				
Noncurrent assets - other	**$ 203**	$ —	**$ 48,385**	$ 43,090
Noncurrent liabilities - other	**18,657**	24,724	**—**	—
Benefit obligation (liabilities) assets - net amount recognized	**$ (18,454)**	$ (24,724)	**$ 48,385**	$ 43,090
Amounts recognized in accumulated other comprehensive loss:				
Actuarial loss (gain)	**$ 12,814**	$ 13,228	**$ (800)**	$ (809)
Prior service credit	**—**	—	**(13)**	(37)
Total	**$ 12,814**	$ 13,228	**$ (813)**	$ (846)
Amounts recognized in regulatory assets or liabilities:				
Actuarial loss (gain)	**$ 134,065**	$ 139,962	**$ (3,472)**	$ (1,478)
Prior service credit	**—**	—	**(169)**	(1,303)
Total	**$ 134,065**	$ 139,962	**$ (3,641)**	$ (2,781)

102 MDU RESOURCES GROUP, INC.

Part II 103FORM 10-K Employer contributions and benefits paid in the preceding table include only those amounts contributed directly to, or paid directly from, plan assets. Amounts related to regulated operations are recorded as regulatory assets or liabilities and are expected to be reflected in rates charged to customers over time. For more information on regulatory assets and liabilities, see Note 6. In 2025, the actuarial loss recognized in the benefit obligation was primarily the result of a decrease in the discount rate. In 2024, the actuarial gain recognized in the benefit obligation was primarily the result of an increase in the discount rate. For more information on the discount rates, see the table below. Unrecognized pension actuarial gains and losses in excess of 10 percent of the greater of the projected benefit obligation or the market-related value of assets are amortized over the average life expectancy of plan participants for frozen plans. The market-related value of assets is determined using a five-year average of assets. All but one of the pension plans have accumulated benefit obligations in excess of plan assets. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for these plans at December 31 were as follows:   2025 2024   (In thousands) Projected benefit obligation $ 250,126 $ 255,350 Accumulated benefit obligation $ 250,126 $ 255,350 Fair value of plan assets $ 231,672 $ 230,626 The components of net periodic benefit cost (credit), other than the service cost component, are included in other income on the Consolidated Statements of Income. Prior service credit is amortized on a straight-line basis over the average remaining service period of active participants. These components related to the Company's pension and other postretirement benefit plans for the years ended December 31 were as follows:   Pension Benefits Other Postretirement Benefits   2025 2024 2023 2025 2024 2023 Components of net periodic benefit cost (credit): (In thousands) Service cost $ — $ — $ — $ 397 $ 505 $ 534 Interest cost 13,212 12,799 13,521 1,847 1,837 1,956 Expected return on assets (14,581) (16,113) (17,194) (5,168) (5,315) (5,361) Amortization of prior service credit — — — (1,158) (1,318) (1,318) Recognized net actuarial loss (gain) 4,774 4,149 3,093 (320) (288) (504) Net periodic benefit cost (credit), including amount capitalized 3,405 835 (580) (4,402) (4,579) (4,693) Less amount capitalized — — — — — 107 Net periodic benefit cost (credit) 3,405 835 (580) (4,402) (4,579) (4,800) Other changes in plan assets and benefit obligations recognized in accumulated comprehensive loss:         Net (gain) loss (14) 401 187 (119) 71 (604) Amortization of actuarial (loss) gain (400) (359) (292) 82 130 108 Amortization of prior service credit — — — 49 45 78 Total recognized in accumulated other comprehensive loss (414) 42 (105) 12 246 (418) Other changes in plan assets and benefit obligations recognized in regulatory assets or liabilities:         Net (gain) loss (1,523) 3,520 1,826 (2,186) (472) (107) Amortization of actuarial (loss) gain (4,374) (3,790) (2,801) 238 158 304 Amortization of prior service credit — — — 1,109 1,273 1,273 Total recognized in regulatory assets or liabilities (5,897) (270) (975) (839) 959 1,470 Total recognized in net periodic benefit credit, accumulated other comprehensive loss and regulatory assets or liabilities $ (2,906) $ 607 $ (1,660) $ (5,229) $ (3,374) $ (3,748) Index Part II MDU Resources Group, Inc. Form 10-K 103

Part II

Weighted average assumptions used to determine benefit obligations at December 31 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2025	2024	**2025**	2024
Discount rate	**5.23 %**	5.41 %	**5.28 %**	5.43 %
Expected return on plan assets	**6.50 %**	6.50 %	**6.00 %**	6.00 %

Weighted average assumptions used to determine net periodic benefit cost (credit) for the years ended December 31 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2025	2024	**2025**	2024
Discount rate	**5.41 %**	4.84 %	**5.43 %**	4.85 %
Expected return on plan assets	**6.50 %**	6.50 %	**6.00 %**	6.00 %

The expected rate of return on pension plan assets is based on a targeted asset allocation range determined by the funded ratio of the plan. As of December 31, 2025, the expected rate of return on pension plan assets is based on the targeted asset allocation range of 40 percent to 50 percent equity securities and 50 percent to 60 percent fixed-income securities and the expected rate of return from these asset categories. The expected rate of return on other postretirement plan assets is based on the targeted asset allocation range of 10 percent to 20 percent equity securities and 80 percent to 90 percent fixed-income securities and the expected rate of return from these asset categories. The expected return on plan assets for other postretirement benefits reflects insurance-related investment costs.

Health care rate assumptions for the Company's other postretirement benefit plans as of December 31 were as follows:

	2025	2024
Health care trend rate assumed for next year (pre-65/post-65)	**9.5%/7.00%**	8.5%/6.25%
Health care cost trend rate - ultimate	**4.5 %**	4.5 %
Year in which ultimate trend rate achieved (pre-65/post-65)	**2036/2035**	2035/2034

The Company's other postretirement benefit plans include health care and life insurance benefits for certain retirees. The plans underlying these benefits may require contributions by the retiree depending on such retiree's age and years of service at retirement or the date of retirement. The Company contributes a flat dollar amount to the monthly premiums which is updated annually on January 1.

The Company expects to contribute to its defined benefit pension plans in 2026 the minimum funding requirement of $3.8 million. The Company expects to contribute approximately $10,000 to its postretirement benefit plans in 2026.

The following benefit payments, which reflect future service, as appropriate, and expected Medicare Part D subsidies at December 31, 2025, are as follows:

Years	Pension Benefits	Other Postretirement Benefits	Expected Medicare Part D Subsidy
		(In thousands)	
2026	$ 21,910	$ 3,223	$ 33
2027	$ 21,730	$ 3,159	$ 26
2028	$ 21,390	$ 3,079	$ 19
2029	$ 21,090	$ 2,947	$ 13
2030	$ 20,630	$ 2,838	$ 10
2031-2035	$ 95,250	$ 13,410	$ 15

104 MDU RESOURCES GROUP, INC.

Part II 105FORM 10-K Outside investment managers manage the Company's pension and postretirement assets. The Company's investment policy with respect to pension and other postretirement assets is to make investments solely in the interest of the participants and beneficiaries of the plans and for the exclusive purpose of providing benefits accrued and defraying the reasonable expenses of administration. The Company strives to maintain investment diversification to assist in minimizing the risk of large losses. The Company's policy guidelines allow for investment of funds in cash equivalents, fixed-income securities and equity securities. The guidelines prohibit investment in commodities and futures contracts, equity private placement, employer securities, leveraged or derivative securities, options, direct real estate investments, precious metals, venture capital and limited partnerships. The guidelines also prohibit short selling and margin transactions. The Company's practice is to periodically review and rebalance asset categories based on its targeted asset allocation percentage policy. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value ASC establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The estimated fair values of the Company's pension plans' assets are determined using the market approach. The carrying value of the pension plans' Level 2 cash equivalents approximates fair value and is determined using observable inputs in active markets or the net asset value of shares held at year end, which is determined using other observable inputs including pricing from outside sources. The estimated fair value of the pension plans' Level 1 and Level 2 equity securities are based on the closing price reported on the active market on which the individual securities are traded or other known sources including pricing from outside sources. The estimated fair value of the pension plans' Level 1 and Level 2 collective and mutual funds are based on the net asset value of shares held at year end, based on either published market quotations on active markets or other known sources including pricing from outside sources. The estimated fair value of the pension plans' Level 2 corporate and municipal bonds is determined using other observable inputs, including benchmark yields, reported trades, broker/ dealer quotes, bids, offers, future cash flows and other reference data. The estimated fair value of the pension plans' Level 1 U.S. Government securities are valued based on quoted prices on an active market. The estimated fair value of the pension plans' Level 2 U.S. Government securities are valued mainly using other observable inputs, including benchmark yields, reported trades, broker/dealer quotes, bids, offers, to be announced prices, future cash flows and other reference data. All investments measured at net asset value in the tables that follow are invested in commingled funds, separate accounts or common collective trusts which do not have publicly quoted prices. The fair value of the commingled funds, separate accounts and common collective trusts are determined based on the net asset value of the underlying investments. The fair value of the underlying investments held by the commingled funds, separate accounts and common collective trusts is generally based on quoted prices in active markets. Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value. Index Part II MDU Resources Group, Inc. Form 10-K 105

Part II MDU RESOURCES GROUP, INC.106 The fair value of the Company's pension plans' assets by class were as follows:   Fair Value Measurements at December 31, 2025, Using     Quoted Prices in Active Markets for Identical Assets  (Level 1) Significant Other Observable Inputs  (Level 2) Significant Unobservable Inputs  (Level 3) Balance at December 31, 2025   (In thousands) Assets:         Cash equivalents $ — $ 3,993 $ — $ 3,993 Equity securities:   U.S. companies 14 — — 14 Collective and mutual funds (a) 86,424 78,216 — 164,640 U.S. Government securities 36,744 26,281 — 63,025 Total assets measured at fair value $ 123,182 $ 108,490 $ — $ 231,672 (a) Collective and mutual funds invest approximately 35 percent in corporate bonds, 30 percent in U.S. Government securities, 13 percent in common stock of international companies, 12 percent in common stock of large-cap and mid-cap U.S. companies, and 10 percent in other investments.   Fair Value Measurements at December 31, 2024, Using     Quoted Prices in Active Markets for Identical Assets  (Level 1) Significant Other Observable Inputs  (Level 2) Significant Unobservable Inputs  (Level 3) Balance at December 31, 2024   (In thousands) Assets:         Cash equivalents $ — $ 4,512 $ — $ 4,512 Equity securities:   U.S. companies (2) — — (2) Collective and mutual funds (a) 72,777 93,606 — 166,383 U.S. Government securities 33,616 25,857 — 59,473 Investments measured at net asset value (b) — — — 260 Total assets measured at fair value $ 106,391 $ 123,975 $ — $ 230,626 (a) Collective and mutual funds invest approximately 39 percent in corporate bonds, 19 percent in U.S. Government securities, 17 percent in other investments, 15 percent in common stock of international companies, 9 percent in common stock of large-cap and mid-cap U.S. companies, and 1 percent cash and cash equivalents. (b) In accordance with ASC 820 - Fair Value Measurements, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Consolidated Balance Sheets. The estimated fair values of the Company's other postretirement benefit plans' assets are determined using the market approach. The estimated fair value of the other postretirement benefit plans' Level 2 cash equivalents is valued at the net asset value of shares held at year end, based on published market quotations on active markets, or using other known sources including pricing from outside sources. The estimated fair value of the other postretirement benefit plans' Level 1 and Level 2 equity securities is based on the closing price reported on the active market on which the individual securities are traded or other known sources including pricing from outside sources. The estimated fair value of the other postretirement benefit plans' Level 2 insurance contract is based on contractual cash surrender values that are determined primarily by investments in managed separate accounts of the insurer. These amounts approximate fair value. The managed separate accounts are valued based on other observable inputs or corroborated market data. Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value. Index Part II 106 MDU Resources Group, Inc. Form 10-K

Part II 107FORM 10-K The fair value of the Company's other postretirement benefit plans' assets by asset class were as follows:   Fair Value Measurements at December 31, 2025, Using     Quoted Prices in Active Markets for Identical Assets  (Level 1) Significant Other Observable Inputs  (Level 2) Significant Unobservable Inputs  (Level 3) Balance at December 31, 2025   (In thousands) Assets:         Cash equivalents $ — $ 5,513 $ — $ 5,513 Equity securities:   U.S. companies 2,833 — — 2,833 Insurance contract (a) — 74,655 — 74,655 Plan assets (b) — — — 408 Total assets measured at fair value $ 2,833 $ 80,168 $ — $ 83,409 (a) The insurance contract invests approximately 37 percent in corporate bonds, 36 percent in U.S. Government securities, 20 percent in common stock of large-cap U.S. companies, 6 percent in common stock of small-cap U.S. companies and 1 percent in other investments. (b) Deposits held by service providers or claims processors.   Fair Value Measurements at December 31, 2024, Using     Quoted Prices in Active Markets for Identical Assets  (Level 1) Significant Other Observable Inputs  (Level 2) Significant Unobservable Inputs  (Level 3) Balance at December 31, 2024   (In thousands) Assets:         Cash equivalents $ — $ 4,373 $ — $ 4,373 Equity securities:   U.S. companies 2,880 — — 2,880 Insurance contract (a) — 71,512 — 71,512 Total assets measured at fair value $ 2,880 $ 75,885 $ — $ 78,765 (a) The insurance contract invests approximately 41 percent in corporate bonds, 28 percent in U.S. Government securities, 19 percent in common stock of large-cap U.S. companies, 6 percent in common stock of small-cap U.S. companies and 6 percent in other investments. Nonqualified benefit plans In addition to the qualified defined benefit pension plans reflected in the table at the beginning of this note, the Company also has unfunded, nonqualified defined benefit plans for executive officers and certain key management employees that generally provide for defined benefit payments at age 65 following the employee's retirement or, upon death, to their beneficiaries for a 15-year period. In February 2016, the Company froze the unfunded, nonqualified defined benefit plans to new participants and eliminated benefit increases. Vesting for participants not fully vested was retained. The projected benefit obligation and accumulated benefit obligation for these plans at December 31 were as follows:   2025 2024   (In thousands) Projected benefit obligation $ 49,598 $ 52,007 Accumulated benefit obligation $ 49,598 $ 52,007 Index Part II MDU Resources Group, Inc. Form 10-K 107

Part II

The components of net periodic benefit cost are included in other income on the Consolidated Statements of Income. These components related to the Company's nonqualified defined benefit plans for the years ended December 31 were as follows:

	2025	2024	2023
		(In thousands)	
Components of net periodic benefit cost:			
Interest cost	**$ 2,588**	$ 2,568	$ 2,740
Recognized net actuarial loss	**276**	365	273
Net periodic benefit cost	**$ 2,864**	$ 2,933	$ 3,013

Weighted average assumptions used at December 31 were as follows:

	2025	2024
Benefit obligation discount rate	**4.94 %**	5.26 %
Benefit obligation rate of compensation increase	**N/A**	N/A
Net periodic benefit cost discount rate	**5.26 %**	4.73 %
Net periodic benefit cost rate of compensation increase	**N/A**	N/A

The amount of future benefit payments for the unfunded, nonqualified defined benefit plans at December 31, 2025, are expected to aggregate as follows:

	2026	2027	2028	2029	2030	2031-2035
			(In thousands)			
Nonqualified benefits	$ 5,620	$ 5,810	$ 5,550	$ 5,170	$ 4,560	$ 19,870

In 2012, the Company established a nonqualified defined contribution plan for certain key management employees. In 2020, the plan was frozen to new participants and no new Company contributions will be made to the plan after December 31, 2020. Vesting for participants not fully vested was retained. A new nonqualified defined contribution plan was adopted in 2020, effective January 1, 2021, to replace the plan originally established in 2012 with similar provisions. Expenses incurred under these plans for 2025, 2024 and 2023 were $4.7 million, $4.0 million and $2.7 million, respectively.

The amount of investments that the Company anticipates using to satisfy obligations under these plans at December 31 was as follows:

	2025	2024
	(In thousands)	
Investments		
Insurance contracts*	**$ 67,409**	$ 59,282
Life insurance**	**31,290**	30,834
Other	**9,839**	12,879
Total investments	**$ 108,538**	$ 102,995

* For more information on the insurance contracts, see Note 8.

** Investments of life insurance are carried on plan participants (payable upon the employee's death).

Defined contribution plans

The Company sponsors a defined contribution plan for eligible employees and the costs incurred under this plan were $19.1 million in 2025, $10.7 million in 2024 and $17.0 million in 2023.

108 MDU RESOURCES GROUP, INC.

Part II 109FORM 10-K Multiemployer plans The Company contributes to a MEPP under the terms of a collective-bargaining agreement that covers its union- represented employees. The risks of participating in this multiemployer plan is different from single-employer plans in the following aspects: • Assets contributed to the MEPP by one employer may be used to provide benefits to employees of other participating employers • If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers • If the Company chooses to stop participating in its MEPP, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability The Company's participation in this plan is outlined in the following table. Unless otherwise noted, the most recent Pension Protection Act zone status available in 2025 and 2024 is for the plan's year-end status at December 31, 2024, and December 31, 2023, respectively. The zone status is based on information that the Company received from the plan and is certified by the plan's actuary. Among other factors, a plan in the red zone is generally less than 65 percent funded, a plan in the yellow zone is between 65 percent and 80 percent funded, and a plan in the green zone is at least 80 percent funded. EIN/Pension Plan Number Pension Protection Act Zone Status FIP/RP Status Pending/ Implemented Contributions Surcharge Imposed Expiration Date of Collective Bargaining AgreementPension Fund 2025 2024 2025 2024 2023 (In thousands) Idaho Plumbers and Pipefitters Pension Plan 826010346-001 Green as of 5/31/2025 Green as of 5/31/2024 No $ 1,553 $ 1,434 $ 1,690 No 3/31/2027 Total contributions $ 1,553 $ 1,434 $ 1,690 The Company was listed in the plans' Forms 5500 as providing more than 5 percent of the total contributions for the following plans and plan years: Pension Fund Year Contributions to Plan Exceeded More Than 5 Percent of Total Contributions (as of December 31 of the Plan's Year-End) Idaho Plumbers and Pipefitters Pension Plan 2024 and 2023 Index Part II MDU Resources Group, Inc. Form 10-K 109

Part II

Note 16 - Jointly Owned Facilities

The consolidated financial statements include the Company's ownership interests in three coal-fired electric generating facilities (Big Stone Station, Coyote Station and Wygen III), two major transmission lines (BSSE and JETx), and a wind turbine farm (Badger Wind Farm). Each owner of the jointly owned facilities is responsible for financing its investment. The Company's share of the jointly owned facilities operating expenses was reflected in the appropriate categories of operating expenses (electric fuel and purchased power; operation and maintenance; and taxes, other than income) in the Consolidated Statements of Income.

In December 2025, the Company completed the acquisition of a 49 percent undivided ownership interest in Badger Wind Farm for approximately $294.0 million, located near Wishek, ND, and placed the asset in service. The purchase was recorded as an asset acquisition to Net, property, plant and equipment on the Company's Consolidated Balance Sheet.

The completed transaction secures 122.5 MW of the project's total 250 MW generation capacity for the Company and follows the NDPSC's Advance Determination of Prudence and Certificate of Public Convenience and Necessity approvals, confirming the project is a prudent, cost-effective investment for customers. The Company previously executed a PPA for 150 MW of output from the project, which included the option to purchase the 49 percent ownership interest. With the closing now complete, the PPA has been reduced to 27.5 MW.

At December 31, the Company's share of the cost of utility plant in service, construction work in progress and related accumulated depreciation for the jointly owned facilities was as follows:

	Ownership Percentage	2025	2024
		(In thousands)	
Badger Wind Farm:	49.0 %		
Utility plant in service		$ 299,823	$ —
CWIP		—	—
Less accumulated depreciation		—	—
		$ 299,823	$ —
Big Stone Station:	22.7 %		
Utility plant in service		$ 157,270	$ 155,302
CWIP		1,372	318
Less accumulated depreciation		59,756	55,327
		$ 98,886	$ 100,293
BSSE:	50.0 %		
Utility plant in service		$ 111,043	$ 111,043
CWIP		—	—
Less accumulated depreciation		12,439	10,359
		$ 98,604	$ 100,684
Coyote Station:	25.0 %		
Utility plant in service		$ 163,060	$ 160,343
CWIP		110	755
Less accumulated depreciation		117,122	115,133
		$ 46,048	$ 45,965
JETx:	50.0 %		
Utility plant in service		$ —	$ —
CWIP		12,674	6,112
Less accumulated depreciation		—	—
		$ 12,674	$ 6,112
Wygen III:	25.0 %		
Utility plant in service		$ 67,664	$ 67,851
CWIP		84	97
Less accumulated depreciation		14,351	15,340
		$ 53,397	$ 52,608

110 MDU RESOURCES GROUP, INC.

Part II 111FORM 10-K Note 17 - Commitments and Contingencies The Company is party to claims and lawsuits arising out of its business and that of its consolidated subsidiaries, which may include, but are not limited to, matters involving property damage, personal injury, and environmental, contractual, statutory and regulatory obligations. The Company accrues a liability for those contingencies when the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Company discloses the nature of the contingency and, in some circumstances, an estimate of the possible loss. Accruals are based on the best information available, but in certain situations management is unable to estimate an amount or range of a reasonably possible loss including, but not limited to when: (1) the damages are unsubstantiated or indeterminate, (2) the proceedings are in the early stages, (3) numerous parties are involved, or (4) the matter involves novel or unsettled legal theories. At December 31, 2025 and 2024, the Company accrued liabilities which have not been discounted of $26.1 million and $24.1 million, respectively. At December 31, 2025 and 2024, the Company also recorded corresponding receivables of $1.6 million and $24,000, respectively, and regulatory assets of $23.2 million and $22.9 million, respectively, related to the accrued liabilities. The accruals are for contingencies resulting from litigation, regulatory and environmental matters. This includes amounts that have been accrued for matters discussed in Environmental matters within this note. The Company will continue to monitor each matter and adjust accruals as might be warranted based on new information and further developments. In January 2026, the Company received a final order on a regulatory commission complaint for $2.0 million, with $250,000 suspended on the condition that the Company complete additional compliance actions outlined in the order. At December 31, 2025, the Company had $1.75 million included in accrued liabilities for this matter. Management believes that the outcomes with respect to probable and reasonably possible losses in excess of the amounts accrued, net of insurance recoveries, while uncertain, either cannot be estimated or will not have a material effect upon the Company's financial position, results of operations or cash flows. Unless otherwise required by GAAP, legal costs are expensed as they are incurred. Environmental matters Manufactured Gas Plant Sites Claims have been made against Cascade for cleanup of environmental contamination at manufactured gas plant sites operated by Cascade's predecessors and a similar claim has been made against Montana- Dakota for a site operated by Montana-Dakota and its predecessors. Any accruals related to these claims are reflected in regulatory assets. For more information, see Note 6. A claim was made against Montana-Dakota for contamination at a manufactured gas plant site in Missoula, Montana. Montana-Dakota and another party agreed to voluntarily investigate and remediate the site and that Montana-Dakota will pay two-thirds of the costs for further investigation and remediation of the site. An environmental assessment was started in 2020 and is still underway. In July 2022, the MTPSC approved Montana-Dakota's application for deferred accounting treatment of costs associated with the investigation and remediation of the site. In 1997, a claim was made against Cascade for contamination at the Bremerton Gasworks Superfund Site in Bremerton, Washington. The EPA conducted a Targeted Brownfields Assessment of the site which confirmed contamination at the site and in the adjacent Port Washington Narrows. In April 2010, the Washington DOE issued notice it considered Cascade a PRP for hazardous substances at the site. In May 2012, the EPA added the site to the National Priorities List of Superfund sites. Cascade entered into an administrative settlement agreement and consent order with the EPA regarding the scope and schedule for a remedial investigation and feasibility study for the site. The preliminary information received through the completion of the data report in August 2020, allowed for the projection of possible costs for a variety of site configurations, remedial measures and potential natural resource damage claims between $13.6 million and $71.5 million. The accrual for remediation costs will be reviewed and adjusted, if necessary, after the completion of the feasibility study. In September 2010, the WUTC approved the petition filed by Cascade regarding deferral of remediation costs, subject to conditions set forth in the order. A significant portion of the costs incurred to date have been recovered by insurance. Index Part II MDU Resources Group, Inc. Form 10-K 111

Part II

A claim was made against Cascade for impacts at a manufactured gas plant site in Bellingham, Washington. Cascade received notice from a party in May 2008 that Cascade may be a PRP, along with other parties. Other PRPs reached an agreed order and work plan with the Washington DOE for completion of a remedial investigation and feasibility study for the site. A feasibility study prepared for one of the PRPs in March 2018 identifies five cleanup action alternatives for the site with estimated costs ranging from $8.0 million to $20.4 million with a selected preferred alternative having an estimated total cost of $9.3 million. The development of the remediation design is underway, with the Pre-Remedial Design Investigation Data Report and Engineering Design Report submitted to Washington Ecology in June 2023 and November 2024, respectively. The remedy construction is expected to commence in 2028 following the approval of the final design. Cascade believes its proportional share of any liability will be relatively small in comparison to other PRPs. Cascade has recorded an accrual for this site for an amount that is not material.

The Company has received notices from and entered into agreements with certain of its insurance carriers that they will participate in the defense for certain contamination claims subject to full and complete reservations of rights and defenses to insurance coverage. To the extent these claims are not covered by insurance, the Company intends to seek recovery of remediation costs through its natural gas rates charged to customers.

Details of the estimates for remedial investigations, feasibility studies and remediation, as well as incurred and accrued costs at these manufactured gas plant sites were as follows:

December 31, 2025	Total Estimated Costs	Total Incurred Costs	Total Accrued Costs
		(In thousands)	
Montana-Dakota - Missoula MGP[(a)]	$ 2,042	$ 1,232	$ 810
Cascade - Bremerton MGP[(b)]	$ 34,730	$ 12,772	$ 21,958

(a) Total estimated, incurred and accrued costs for Montana-Dakota's two-thirds share of the ongoing remedial investigation and remediation of the Missoula site.

(b) Total estimated, incurred and accrued costs for the ongoing remedial investigation, feasibility study and remediation of the Bremerton site.

Purchase commitments

The Company has entered into various commitments largely consisting of contracts for natural gas and coal supply; purchased power; natural gas transportation and storage; and information technology. Certain of these contracts are subject to variability in volume and price. The Company's purchase commitments decreased from those reported in the 2024 Annual Report due to a decrease in electric supply contracts as a result of the Company's purchase of a 49 percent undivided ownership interest Badger Wind Farm on December 31, 2025. The commitment terms vary in length, up to 34 years. The commitments under these contracts as of December 31, 2025, were:

	2026	2027	2028	2029	2030	Thereafter
			(In thousands)			
Purchase commitments	$ 610,505	$ 249,341	$ 165,751	$ 119,053	$ 113,147	$ 542,117

These commitments were not reflected in the Company's consolidated financial statements. Amounts purchased under various commitments for the years ended December 31, 2025, 2024 and 2023, were $873.5 million, $841.7 million and $1.0 billion, respectively.

Guarantees

The Company and certain subsidiaries have outstanding letters of credit to third parties related to insurance policies and other agreements, some of which are guaranteed by other subsidiaries of the Company. At December 31, 2025, the fixed maximum amounts guaranteed under these letters of credit aggregated $3.2 million, all of which have scheduled expiration of the maximum amounts in 2026. There were no amounts outstanding under the previously mentioned letters of credit at December 31, 2025. In the event of default under these letter of credit obligations, the Company or subsidiary guaranteeing the letter of credit would be obligated for reimbursement of payments made under the letter of credit.

In the normal course of business, the Company and its subsidiaries have surety bonds. In the event the Company or its subsidiaries do not fulfill a bonded obligation, the Company or its subsidiaries would be responsible to the surety bond company for completion of the bonded contract or obligation. At December 31, 2025, approximately $13.4 million of surety bonds were outstanding, which were not reflected on the Consolidated Balance Sheet.

112 MDU RESOURCES GROUP, INC.

Part II 113FORM 10-K Leases Most of the leases the Company enters into are for equipment, buildings, easements and vehicles as part of their ongoing operations. The Company also leases certain equipment to third parties through its utility business. The Company determines if an arrangement contains a lease at inception of a contract and accounts for all leases in accordance with ASC 842 - Leases. The recognition of leases requires the Company to make estimates and assumptions that affect the lease classification and the assets and liabilities recorded. The accuracy of lease assets and liabilities reported on the Consolidated Financial Statements depends on, among other things, management's estimates of interest rates used to discount the lease assets and liabilities to their present value, as well as the lease terms based on the unique facts and circumstances of each lease. Lessee accounting The leases the Company has entered into as part of its ongoing operations are considered operating leases and are recognized on the Consolidated Balance Sheets as noncurrent assets - other, current liabilities - other accrued liabilities and noncurrent liabilities - other. The corresponding lease costs are included in operation and maintenance expense on the Consolidated Statements of Income. Generally, the leases for equipment have a term of five years or less and buildings and easements have a longer term of up to 35 years or more. To date, the Company does not have any residual value guarantee amounts probable of being owed to a lessor, financing leases or material agreements with related parties. The following tables provide information on the Company's operating leases at and for the years ended December 31: 2025 2024 2023 (In thousands) Lease costs: Short-term lease cost $ 1,683 $ 1,549 $ 1,646 Operating lease cost 3,279 3,069 2,871 Variable lease cost 705 819 676 $ 5,667 $ 5,437 $ 5,193 2025 2024 2023 (Dollars in thousands) Weighted average remaining lease term 19.09 years 12.65 years 15.35 years Weighted average discount rate 6.17% 6.08% 4.88 % Cash paid for amounts included in the measurement of lease liabilities $ 3,271 $ 3,063 $ 2,868 The reconciliation of future undiscounted cash flows to operating lease liabilities presented on the Consolidated Balance Sheet at December 31, 2025, was as follows: (In thousands) 2026 $ 4,104 2027 3,191 2028 2,740 2029 2,657 2030 2,488 Thereafter 45,890 Total 61,070 Less discount 27,311 Total operating lease liabilities* $ 33,759 *The Company's increase in operating lease liabilities in 2025 is primarily due to the Company's 49 percent share of Badger Wind Farm leases. Index Part II MDU Resources Group, Inc. Form 10-K 113

Part II MDU RESOURCES GROUP, INC.114 Lessor accounting The Company leases certain equipment to third parties through its utility businesses, which are considered short-term operating leases with terms of less than 12 months. Lease revenue was not material for the years ended December 31, 2025, 2024 and 2023, respectively. Variable interest entities The Company evaluates its arrangements and contracts with other entities to determine if they are VIEs and if so, if the Company is the primary beneficiary. Fuel Contract Coyote Station entered into a coal supply agreement with Coyote Creek that provides for the purchase of coal necessary to supply the coal requirements of the Coyote Station for the period May 2016 through December 2040. Coal purchased under the coal supply agreement is reflected in Inventories on the Consolidated Balance Sheets and is recovered from customers as a component of electric fuel and purchased power. The coal supply agreement creates a variable interest in Coyote Creek due to the transfer of all operating and economic risk to the Coyote Station owners, as the agreement is structured so that the price of the coal will cover all costs of operations, as well as future reclamation costs. The Coyote Station owners are also providing a guarantee of the value of the assets of Coyote Creek as they would be required to buy the assets at book value should they terminate the contract prior to the end of the contract term and are providing a guarantee of the value of the equity of Coyote Creek in that they are required to buy the entity at the end of the contract term at equity value. Although the Company has determined that Coyote Creek is a VIE, the Company has concluded that it is not the primary beneficiary of Coyote Creek because the authority to direct the activities of the entity is shared by the four unrelated owners of the Coyote Station, with no primary beneficiary existing. As a result, Coyote Creek is not required to be consolidated in the Company's financial statements. At December 31, 2025, the Company's exposure to loss as a result of the Company's involvement with the VIE, based on the Company's ownership percentage, was $23.5 million. Index Part II 114 MDU Resources Group, Inc. Form 10-K

Part II 115FORM 10-K Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures The following information includes the evaluation of disclosure controls and procedures by the Company's chief executive officer and the chief financial officer, along with any significant changes in internal controls of the Company. Evaluation of Disclosure Controls and Procedures The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. The Company's disclosure controls and other procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company's disclosure controls and other procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management, including the Company's chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The Company's management, with the participation of the Company's chief executive officer and chief financial officer, has evaluated the effectiveness of the Company's disclosure controls and other procedures as of the end of the period covered by this report. Based upon that evaluation, the chief executive officer and the chief financial officer have concluded that, as of the end of the period covered by this report, such controls and procedures were effective at a reasonable assurance level. Changes in Internal Controls No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the three months ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Management's Annual Report on Internal Control Over Financial Reporting The information required by this item is included in this Form 10-K at Item 8 - Management's Report on Internal Control Over Financial Reporting. Attestation Report of the Registered Public Accounting Firm The information required by this item is included in this Form 10-K at Item 8 - Report of Independent Registered Public Accounting Firm. Item 9B. Other Information During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections None. Index Part II MDU Resources Group, Inc. Form 10-K 115

Part III MDU RESOURCES GROUP, INC.116 Item 10. Directors, Executive Officers, and Corporate Governance The information required by this item will be included in the sections of the Company's Proxy Statement appearing under the captions "Proposal 1: Election of Directors," "Governance," "Director Compensation," "Our Executive Officers," "Executive Compensation," and "Stockholder Ownership," which is incorporated herein by reference. Item 11. Executive Compensation The information required by this item will be included in the section of the Company's Proxy Statement appearing under the caption "Executive Compensation," which is incorporated herein by reference. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by this item will be included in the sections of the Company's Proxy Statement appearing under the captions "Governance," "Proposal 3 - Approval of Amended and Restated LTIP," and "Stockholder Ownership," which is incorporated herein by reference. Item 13. Certain Relationships and Related Transactions, and Director Independence Information required by this item will be included in the section of the Company's Proxy Statement appearing under the caption "Governance," which is incorporated herein by reference. Item 14. Principal Accountant Fees and Services Information required by this item about aggregate fees billed to the Company by its principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34), will be included in the section of Company's Proxy Statement appearing under the caption "Proposal 4: Ratification of Appointment of Our Independent Registered Public Accounting Firm," which is incorporated herein by reference. Part III 116 MDU Resources Group, Inc. Form 10-K

Part IV 117FORM 10-K Item 15. Exhibits, Financial Statement Schedules (a) Financial Statements, Financial Statement Schedules and Exhibits Index to Financial Statements and Financial Statement Schedules 1. Financial Statements The following consolidated financial statements required under this item are included under Item 8 - Financial Statements and Supplementary Data. Page Consolidated Statements of Income for each of the three years in the period ended December 31, 2025 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67 Consolidated Statements of Comprehensive Income for each of the three years in the period ended December 31, 2025 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 68 Consolidated Balance Sheets at December 31, 2025 and 2024 . . . . . . . . . . . . . . . . . . 69 Consolidated Statements of Equity for each of the three years in the period ended December 31, 2025 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 70 Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2025 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 71 Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 73 2. Financial Statement Schedules The following financial statement schedules are included in Part IV of this report. Page Schedule I - Condensed Financial Information of Registrant (Unconsolidated)   Condensed Statements of Income and Comprehensive Income for each of the three years in the period ended December 31, 2025 . . . . . . . . . . . . . . . . . . . . . . . . . . . 118 Condensed Balance Sheets at December 31, 2025 and 2024 . . . . . . . . . . . . . . . . . . . . 119 Condensed Statements of Cash Flows for each of the three years in the period ended December 31, 2025 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 120 Notes to Condensed Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 121 All other schedules have been omitted because they are not applicable or the required information is included elsewhere in the financial statements or related notes. 3. Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 122 Index Part IV MDU Resources Group, Inc. Form 10-K 117

Part IV MDU RESOURCES GROUP, INC.118 MDU RESOURCES GROUP, INC. Schedule I - Condensed Financial Information of Registrant (Unconsolidated) Condensed Statements of Income and Comprehensive Income Years ended December 31, 2025 2024 2023   (In thousands) Operating revenues $ — $ — $ — Operating expenses (137) 4,416 9,668 Operating income (loss) 137 (4,416) (9,668) Realized gain on tax-free exchange of the retained shares in Knife River — — 186,556 Interest expense 761 642 7,109 Income (loss) before income taxes (624) (5,058) 169,779 Income tax benefit (282) (2,324) (4,220) Equity in earnings of subsidiaries from continuing operations 191,749 183,807 156,118 Income from continuing operations 191,407 181,073 330,117 Equity in (loss)/earnings of subsidiaries from discontinued operations (72) 140,042 143,181 Discontinued operations, net of tax (940) (40,007) (58,591) Net income $ 190,395 $ 281,108 $ 414,707 Comprehensive income $ 190,478 $ 282,694 $ 414,600 The accompanying notes are an integral part of these condensed financial statements. Index Part IV 118 MDU Resources Group, Inc. Form 10-K

Part IV 119FORM 10-K MDU RESOURCES GROUP, INC. Schedule I - Condensed Financial Information of Registrant (Unconsolidated) Condensed Balance Sheets December 31, 2025 2024 (In thousands, except shares and per share amounts) Assets     Current assets:     Cash and cash equivalents $ 310 $ 29,361 Receivables, net 911 2,777 Accounts receivable from subsidiaries 33,040 31,955 Taxes receivable 5,325 5,799 Prepayments and other current assets 2,601 3,210 Total current assets 42,187 73,102 Noncurrent assets Investments 39,938 37,264 Investment in subsidiaries 2,807,285 2,861,311 Deferred income taxes 12,351 13,569 Operating lease right-of-use assets 100 160 Other 3,883 2,874 Total noncurrent assets 2,863,557 2,915,178 Total assets $ 2,905,744 $ 2,988,280 Liabilities and Stockholders' Equity Current liabilities: Accounts payable $ 2,398 $ 4,076 Accounts payable to subsidiaries 535 1,077 Notes payable to subsidiaries — 198,035 Dividends payable 28,614 26,511 Accrued compensation 7,150 7,939 Operating lease liabilities due within one year 63 60 Other accrued liabilities 7,431 7,653 Total current liabilities 46,191 245,351 Noncurrent liabilities: Long-term debt, net of debt issuance costs 31,765 (536) Operating lease liabilities 37 100 Other 54,834 52,791 Total noncurrent liabilities 86,636 52,355 Commitments and contingencies Stockholders' equity:     Common stock Authorized - 500,000,000 shares, $1.00 par value Shares issued - 204,382,821 at December 31, 2025 and 203,934,578 at December 31, 2024 204,383 203,935 Other paid-in capital 1,476,355 1,473,738 Retained earnings 1,108,894 1,029,699 Accumulated other comprehensive loss (16,715) (16,798) Total stockholders' equity 2,772,917 2,690,574 Total liabilities and stockholders' equity $ 2,905,744 $ 2,988,280 The accompanying notes are an integral part of these condensed financial statements. Index Part IV MDU Resources Group, Inc. Form 10-K 119

Part IV MDU RESOURCES GROUP, INC.120 MDU RESOURCES GROUP, INC. Schedule I - Condensed Financial Information of Registrant (Unconsolidated) Condensed Statements of Cash Flows Years ended December 31, 2025 2024 2023   (In thousands) Net cash provided by operating activities of continuing operations $ 115,261 $ 482,195 $ 282,132 Net cash used in operating activities of discontinued operations (940) (40,007) (58,591) Net cash provided by operating activities 114,321 442,188 223,541 Investing activities:     Investments in and advances to subsidiaries (65,000) (211,000) (476,000) Investments 1,314 2,253 7,422 Repayment (issuance) of notes receivable — 58,000 (58,000) Net cash used in investing activities of continuing operations (63,686) (150,747) (526,578) Financing activities:     Issuance of short-term borrowings — — 535,000 Repayment of short-term borrowings — — (242,401) Issuance of long-term debt 32,850 — 443,000 Repayment of long-term debt — (58,000) (385,000) Debt issuance costs (705) (401) (952) Costs of issuance of common stock (79) (50) — Dividends paid (108,244) (102,939) (161,316) Repurchase of common stock — — (2,270) Tax withholding on stock-based compensation (3,508) (1,729) (1,471) Net cash provided by (used in) financing activities of continuing operations (79,686) (163,119) 184,590 Net cash provided by (used in) financing activities of discontinued operations — (132,000) 132,000 Net cash provided by (used in) financing activities (79,686) (295,119) 316,590 Increase (decrease) in cash and cash equivalents (29,051) (3,678) 13,553 Cash and cash equivalents - beginning of year 29,361 33,039 19,486 Cash and cash equivalents - end of year $ 310 $ 29,361 $ 33,039 The accompanying notes are an integral part of these condensed financial statements. Index Part IV 120 MDU Resources Group, Inc. Form 10-K

Part IV 121FORM 10-K Notes to Condensed Financial Statements Note 1 - Summary of Significant Accounting Policies Basis of presentation The condensed financial information reported in Schedule I is being presented to comply with Rule 12-04 of Regulation S-X. The information is unconsolidated and is presented for the parent company only, MDU Resources Group, Inc. (the Company) as of and for the years ended December 31, 2025, 2024 and 2023. In Schedule I, investments in subsidiaries are presented under the equity method of accounting where the assets and liabilities of the subsidiaries are not consolidated. The investments in net assets of the subsidiaries are recorded on the Condensed Balance Sheets. The income from subsidiaries is reported as equity in earnings of subsidiaries on the Condensed Statements of Income. The material cash inflows on the Condensed Statements of Cash Flows are primarily from the dividends and other payments received from its subsidiaries and the proceeds raised from the issuance of debt and equity securities. The consolidated financial statements of the Company reflect certain businesses as discontinued operations. These statements should be read in conjunction with the consolidated financial statements and notes thereto of the Company. Earnings per common share Please refer to the Consolidated Statements of Income of the registrant for earnings per common share. In addition, see Item 8 - Note 2 for information on the computation of earnings per common share. Note 2 - Debt MDU Resources Group, Inc. On December 11, 2025, the Company amended and restated its $200.0 million revolving credit agreement to extend the maturity date from May 31, 2028 to December 11, 2030. This amendment sets forth the terms and conditions under which the syndicate of lenders would make loans to or for the benefit of MDU Resources Group, Inc. These terms and conditions outline the pricing level and applicable facility fee for borrowings or letters of credit under the agreement. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of the Company not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments. At December 31, 2025, there was $32.9 million outstanding under the agreement. At December 31, 2025, the Company had $32.9 million of long-term debt maturities for 2030. For more information on debt, see Item 8 - Note 9. On May 31, 2023, the Company entered into a $150.0 million revolving credit agreement with a SOFR-based variable interest rate and a maturity date of May 29, 2024. At December 31, 2023, the Company had no amount outstanding, which remained that way until this agreement matured and subsequently terminated in May 2024. On May 31, 2023, the Company entered into a $375.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of May 31, 2025. On November 15, 2023, the Company paid down $185.0 million of the term loan agreement. On November 1, 2024, the Company repaid its remaining outstanding balance of $190.0 million and the term loan agreement subsequently terminated. The Company's repayment was funded by the Everus repayment of debt in connection with the separation. Note 3 - Dividends The Company depends on earnings and dividends from its subsidiaries to pay dividends on common stock. Cash dividends paid to the Company by subsidiaries were $116.7 million, $418.3 million and $165.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. Index Part IV MDU Resources Group, Inc. Form 10-K 121

Part IV

Exhibits

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference				
			Form	Period Ended	Exhibit	Filing Date	File Number
*2(a)	Separation and Distribution Agreement, dated as of May 30, 2023, by and between Knife River Corporation and MDU Resources Group, Inc.		8-K		2.1	6/1/23	1-03480
*2(b)	Separation and Distribution Agreement, dated as of October 31, 2024, by and between MDU Resources Group, Inc. and Everus Construction Group, Inc.		8-K		2.1	11/1/24	1-03480
3(a)	Amended and Restated Certificate of Incorporation of MDU Resources Group, Inc.		8-K		3.2	5/8/19	1-03480
3(b)	Bylaws of MDU Resources Group, Inc.		8-K		3.1	2/14/25	1-03480
4(a)	MDU Resources Group, Inc. Description of Securities		10-K	12/31/19	4(g)	2/21/20	1-03480
4(b)	Indenture, dated as of December 15, 2003, between MDU Resources Group, Inc. and The Bank of New York, as trustee		S-8		4(f)	1/21/04	333-112035
4(c)	First Supplemental Indenture, dated as of November 17, 2009, between MDU Resources Group, Inc. and the Bank of New York Mellon, as trustee		10-K	12/31/09	4(c)	2/17/10	1-03480
**4(d)	Montana-Dakota Utilities Co. Amended and Restated Credit Agreement, dated December 11, 2025, among Montana-Dakota Utilities Co., various lenders, and Wells Fargo Bank, National Association, as Administrative Agent	X					
4(e)	Montana-Dakota Utilities Co. Note Purchase Agreement, dated July 24, 2019, among Montana-Dakota Utilities Co. and various purchasers of the notes		10-Q	9/30/19	4(a)	11/1/19	1-03480
**4(f)	Montana-Dakota Utilities Co. Note Purchase Agreement, dated July 11, 2024		10-Q	6/30/24	4(a)	8/8/24	1-03480
**4(g)	Intermountain Gas Company Note Purchase Agreement, dated July 15, 2025		10-Q	9/30/25	4(a)	11/10/25	1-03480
4(h)	WBI Energy Transmission, Inc. Term Loan Agreement, dated April 1, 2024, among WBI Energy Transmission, Inc., Various Lenders, and U.S. Bank National Association, as Administrative Agent		10-Q	3/31/24	4(a)	5/2/24	1-03480
10(a)	Distribution Agreement, dated August 7, 2025		8-K		1.1	8/7/25	1-03480
10(b)	Form of Master Forward Sale Confirmation		8-K		1.2	8/7/25	1-03480
**10(c)	Amended and Restated Credit Agreement, dated as of December 11, 2025, by and among MDU Resources Group, Inc., U.S. Bank National Association, as administrative agent, and the several lenders party thereto, as lenders	X					
**10(d)	364-Day Revolving Credit Agreement, dated as of May 31, 2023, by and among MDU Resources Group, Inc., the financial institutions from time to time party thereto and U.S. Bank National Association		8-K		10.6	6/1/23	1-03480
**10(e)	Term Loan Agreement, dated as of May 31, 2023, by and among MDU Resources Group, Inc., the lenders from time to time party thereto and U.S. Bank National Association.		8-K		10.7	6/1/23	1-03480
+10(f)	MDU Resources Group, Inc. Supplemental Income Security Plan, as amended and restated May 10, 2017		10-Q	6/30/17	10(d)	8/4/17	1-03480
+10(g)	MDU Resources Group, Inc. Director Compensation Policy, as amended February 19, 2026	X					
+10(h)	Deferred Compensation Plan for Directors, as amended May 15, 2008		10-Q	6/30/08	10(a)	8/7/08	1-03480

122 MDU RESOURCES GROUP, INC.

Part IV

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference Form	Period Ended	Exhibit	Filing Date	File Number
+10(i)	MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan, as amended and restated May 14, 2025		8-K		10.1	5/15/25	1-03480
+10(j)	MDU Resources Group, Inc. Executive Incentive Compensation Plan, as amended February 13, 2025		10-K	12/31/24	10(n)	2/20/25	1-03480
+10(k)	Form of Performance Share Award Agreement (Absolute) under the Long-Term Performance-Based Incentive Plan, as amended	X					
+10(l)	Form of Performance Share Award Agreement (rTSR) under the Long-Term Performance-Based Incentive Plan, as amended	X					
+10(m)	Form of Restricted Stock Unit Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended	X					
+10(n)	Form of Restricted Stock Unit Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 16, 2023		10-K	12/31/22	10(m)	2/24/23	1-03480
+10(o)	Form of MDU Resources Group, Inc. Indemnification Agreement for Section 16 Officers and Directors, dated May 15, 2014		8-K		10.1	5/15/14	1-03480
+10(p)	Form of Amendment No. 1 to Indemnification Agreement, dated May 15, 2014		8-K		10.2	5/15/14	1-03480
+10(q)	MDU Resources Group, Inc. Nonqualified Defined Contribution Plan, as amended and restated November 12, 2020		10-K	12/31/20	10(r)	2/19/21	1-03480
+10(r)	MDU Resources Group, Inc. Deferred Compensation Plan Adoption Agreement, as amended July 16, 2024	X					
+10(s)	MDU Resources Group, Inc. Deferred Compensation Plan Document, dated November 12, 2020		8-K		10.2	11/12/20	1-03480
+10(t)	MDU Resources Group, Inc. Change in Control Severance Plan		8-K		10.1	2/21/24	1-03480
**10(u)	Second Amended and Restated Note Purchase and Private Shelf Agreement, dated as of December 22, 2022, by and among WBI Energy Transmission, Inc., PGIM, Inc., and the other purchasers named therein		8-K		10.1	1/16/26	1-03480
**10(v)	Amendment No. 1, dated as of January 16, 2026, to Second Amended and Restated Note Purchase and Private Shelf Agreement, dated as of December 22, 2022, by and among WBI Energy Transmission, Inc., PGIM, Inc., and the other purchasers named therein		8-K		10.2	1/16/26	1-03480
10(w)	Forward Sale Agreement between MDU Resources Group, Inc. and Wells Fargo Bank, National Association, dated December 3, 2025		8-K		10.1	12/5/25	1-03480
10(x)	Forward Sale Agreement between MDU Resources Group, Inc. and Bank of America, N.A., dated December 3, 2025		8-K		10.2	12/5/25	1-03480
10(y)	Forward Sale Agreement between MDU Resources Group, Inc. and JPMorgan Chase Bank, National Association, New York Branch, dated December 3, 2025		8-K		10.3	12/5/25	1-03480
10(z)	Forward Sale Agreement between MDU Resources Group, Inc. and Wells Fargo Bank, National Association, dated December 23, 2025		8-K		10.1	12/29/25	1-03480
10(aa)	Forward Sale Agreement between MDU Resources Group, Inc. and Bank of America, N.A., dated December 23, 2025		8-K		10.2	12/29/25	1-03480

FORM 10-K 123

Part IV

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference				
			Form	Period Ended	Exhibit	Filing Date	File Number
10(bb)	Forward Sale Agreement between MDU Resources Group, Inc. and JPMorgan Chase Bank, National Association, New York Branch, dated December 23, 2025		8-K		10.3	12/29/25	1-03480
**10(cc)	Amended and Restated Credit Agreement, dated as of December 11, 2025, by and among MDU Resources Group, Inc., U.S. Bank National Association, as administrative agent, and the several lenders party thereto, as lenders.		8-K		10.1	12/12/25	1-03480
**10(dd)	Badger Wind Purchase and Sale Agreement between Badger Wind, LLC, and Montana-Dakota Utilities Co., dated February 13, 2025.		8-K		10.1	2/14/25	1-03480
19	Insider Trading Policy	X					
21	Subsidiaries of MDU Resources Group, Inc.	X					
23	Consent of Independent Registered Public Accounting Firm	X					
31(a)	Certification of Chief Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X					
31(b)	Certification of Chief Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X					
***32	Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X					
+97	Incentive Compensation Recovery Policy		10-K	12/31/23	97	2/22/24	1-03480
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document						
101.SCH	XBRL Taxonomy Extension Schema Document						
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document						
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document						
101.LAB	XBRL Taxonomy Extension Label Linkbase Document						
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document						
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)						

* Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted exhibits or schedules upon request; provided that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act.

** Schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished as a supplement to the SEC upon request.

*** Furnished herewith.

+ Management contract, compensatory plan, or arrangement.

MDU Resources Group, Inc. agrees to furnish to the SEC upon request any instrument with respect to long-term debt that MDU Resources Group, Inc. has not filed as an exhibit pursuant to the exemption provided by Item 601(b)(4)(iii)(A) of Regulation S-K.

Item 16. Form 10-K Summary

None.

124 MDU RESOURCES GROUP, INC.

Part IV 125FORM 10-K Signatures Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.     MDU Resources Group, Inc.         Date: February 20, 2026 By: /s/ Nicole A. Kivisto       Nicole A. Kivisto (President and Chief Executive Officer) Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated. Signature Title Date /s/ Nicole A. Kivisto President and Chief Executive Officer February 20, 2026 Nicole A. Kivisto     (President and Chief Executive Officer) /s/ Jason L. Vollmer Chief Financial Officer February 20, 2026 Jason L. Vollmer     (Chief Financial Officer) /s/ Stephanie A. Sievert Chief Accounting and Regulatory Affairs Officer February 20, 2026 Stephanie A. Sievert     (Chief Accounting and Regulatory Affairs Officer) /s/ Darrel T. Anderson Director February 20, 2026 Darrel T. Anderson     (Chair of the Board) /s/ Vernon A. Dosch Director February 20, 2026 Vernon A. Dosch /s/ Marian M. Durkin Director February 20, 2026 Marian M. Durkin     /s/ Douglas W. Jaeger Director February 20, 2026 Douglas W. Jaeger /s/ Dennis W. Johnson Director February 20, 2026 Dennis W. Johnson     /s/ Charles M. Kelley Director February 20, 2026 Charles M. Kelley /s/ Tammy J. Miller Director February 20, 2026 Tammy J. Miller /s/ Priti R. Patel Director February 20, 2026 Priti R. Patel Index Part IV MDU Resources Group, Inc. Form 10-K 125

Table of Contents 1 Message from our CEO 2 Message from our Chair 3 Notice of Annual Meeting 4 Proxy Summary 5 About MDU Resources 9 Voting Roadmap 13 Proposal 1: Election of Directors 13 Director Nominees 14 Director Qualifications 15 Director Nominees at a Glance 21 Director Nominees’ Skillset Matrix 23 Governance 23 Our Board of Directors 31 Our Board’s Oversight of Our Business 37 Stockholder Engagement 38 Communications With Our Board 39 Committees 41 Director Compensation 41 Key Principles of Director Compensation Program 42 Components of Director Compensation Program 42 Governance 43 2025 Director Compensation 44 Our Executive Officers 45 Proposal 2: Advisory Vote to Approve NEO Compensation 46 Executive Compensation 46 Compensation Discussion and Analysis 62 Compensation Committee Report 62 Compensation Committee Interlocks and Insider Participation 62 Compensation Program and Risk 63 Summary Compensation Table 65 Grants of Plan-Based Awards in 2025 66 Outstanding Equity Awards at 2025 Year-End 67 Stock Vested in 2025 67 Pension Benefits in 2025 68 Nonqualified Deferred Compensation in 2025 69 Potential Payments Upon Termination or Change in Control 71 CEO Pay Ratio 72 Pay Versus Performance 77 Proposal 3: Approval of Amended and Restated LTIP 77 Material Changes 77 Why Stockholders Should Approve the Proposal 78 Historical Net Burn Rate and Overhang 78 Key Provisions of the LTIP, As Amended and Restated 82 Accounting Treatment 83 Awards Granted Under LTIP 84 Equity Compensation Plan Information 85 Proposal 4: Ratification of Appointment of Our Independent Registered Public Accounting Firm 85 Audit and Non-Audit Fees 86 Audit Committee Preapproval Policies and Procedures 86 Audit Committee Report 88 Responsible Business Stewardship 89 Stockholder Ownership 89 Directors and Executive Officers 90 Principal Stockholders 90 Delinquent Section 16(a) Reports 92 Additional Information 92 Deadlines and Procedures for Nominations and Stockholder Proposals for the 2027 Annual Meeting 93 Frequently Asked Questions 97 No Incorporation by Reference 98 Cautionary Note Regarding Forward-Looking Statements 99 Glossary 100 Helpful Resources 101 Appendix (Amended and Restated LTIP) See Glossary on page 99 for definitions of some of the terms used in this Proxy Statement.

Message From Our CEO Dear Fellow Stockholders: At MDU Resources, we are energizing lives for a better tomorrow. 2025 was our first full year as a pure-play regulated energy business, and I am extremely proud of our team’s performance executing our CORE strategy: C Customers and Communities Customers continue to look to MDU Resources for safe, reliable, and affordable energy that strengthens local economies. Throughout 2025, our teams advanced service reliability and customer affordability. We also remained committed to helping those most in need; energy assistance and efficiency programs such as CARES in Washington and EDP in Oregon have helped customers manage their bills during times of financial hardship by providing support and resources. Our Foundation continues to strengthen the communities we serve through investments in education, environment and recreation, human services, community, and culture. These efforts reflect our enduring philosophy: when communities thrive, we thrive. Operational Excellence Our commitment to operational excellence is showcased across each of our business segments. In our electric operations, we advanced generation and transmission projects designed to enhance reliability, and support growing customer needs. Maintenance and modernization investments at our existing generating stations ensure those assets continue to serve customers safely and reliably for years to come. Our natural gas distribution operations are supported by ongoing infrastructure replacement and safety initiatives. Our pipeline business delivered reliable natural gas transportation and storage services while supporting industrial and community growth across the Northern Plains. Each of these initiatives within our electric, natural gas distribution, and pipeline businesses underscores our commitment to safety, reliability, and the responsible development of energy infrastructure. R Returns Focused We have built a reputation for delivering consistent stockholder returns. The dividend increase our Board approved in 2025—marking 88 consecutive years of uninterrupted dividends—reinforces our confidence in the strength of our operations and our long-term growth outlook. We are executing our multi-year capital plan to invest approximately $3.1 billion over the next five years, expanding and improving our energy infrastructure while supporting reliability and affordability for customers. I believe MDU Resources is positioned to continue delivering attractive, sustainable returns for years to come. E Employee Driven Our people are the heart of MDU Resources. From field crews maintaining infrastructure in challenging weather to engineers advancing infrastructure projects to customer service teams providing exceptional care, our employees embody the values that define us: integrity, safety, respect, excellence, and stewardship. "2025 was a transformative year for our company, and our first full year operating as a pure-play business. In 2026, we are focused on executing a disciplined capital plan, advancing key regulatory activity across our jurisdictions, and progressing major pipeline projects. We believe we are well positioned to deliver long- term value to stockholders, customers, and the communities we serve." The Notice and this Proxy Statement contain details of the business to be conducted at the Annual Meeting. I also encourage you to review our Annual Report, which is available at investor.mdu.com/financials/annual-reports/. Your vote is very important to us, so please vote your shares. To our stockholders, we extend our gratitude for your continued trust. To our employees, we thank you for your dedication and excellence. To our regulators, we value our constructive relationships. And to our customers and communities, we remain deeply honored to serve you. Sincerely, Nicole A. Kivisto President and Chief Executive Officer 1 MDU RESOURCES GROUP, INC.

Message From Our Chair Dear Fellow Stockholders: I am honored to serve you, our stockholders, as Chair of the Board, and, along with my fellow Board members, I am excited to support Nicole Kivisto and her management team as they continue to execute the Company’s CORE strategy. Here are some highlights of our work during 2025 to create long-term stockholder value: • Long-Term Strategy Oversight. Oversight of business strategy is a key responsibility of the Board, and involves a multilayered approach, including work embedded in the Board’s committees. The Board’s oversight, and management’s execution, of business strategy are exercised with a long-term mindset and a focus on assessing both opportunities for, and potential risks to, the Company. The Board actively engages in overseeing the Company’s long- term strategy, and is aligned with Nicole Kivisto and her management team, which the Board believes is positioned to propel the Company into the future. • Board Refreshment. The Board has enhanced its regulated energy industry experience through refreshment following the separation of our construction materials and contracting business, Knife River, in 2023, and our construction services business, Everus, in 2024. We have refreshed our Board over the past five years, as 11 highly- qualified independent directors were added to the Board, and following the 2026 Annual Meeting, 13 independent directors will have departed the Board. On behalf of the Board, I want to thank Dennis Johnson, who will be retiring from the Board when his term expires at the conclusion of the Annual Meeting per the Corporate Governance Guidelines, for his many years of distinguished service. He has been designated a director emeritus for a one-year term following the Annual Meeting. I also welcome Charles Kelley, Tammy Miller, and Priti Patel, each of whom joined the Board in 2025. We believe that the Board possesses the appropriate mix of background, skills, business and board experience, and viewpoints. • Board and Committee Leadership and Committee Refreshment. Ongoing Board and committee leadership and committee refreshment seeks the right mix of skills and expertise on the Board and each committee. I was deeply humbled, in February 2025, when the Board, as part of a planned succession process, elected me to serve as Vice Chair of the Board, and later, in May 2025, as Chair of the Board. Additionally, given Dennis Johnson’s upcoming retirement from the Board, the Board has appointed me as the Governance Committee Chair and Charles Kelley as a member of the Compensation Committee, in each case effective following the Annual Meeting and Mr. Johnson’s retirement. The Board maintains its agility and alignment with the Company’s strategy, including a planned succession process. The Board actively plans for Board succession and adherence to governance best practices. • Stockholder Engagement. Hearing from our stockholders is a top priority. Our governance-focused stockholder engagement program facilitates transparency and feedback. During the 2025 stockholder engagement cycle, the Company met individually with stockholders representing over 30% of our total shares outstanding, as well as proxy advisory firms, to discuss topics that included the Board’s strategy oversight, Board and management succession, AI governance, and executive compensation (and, more broadly, we had some touchpoint with stockholders representing over 51% of our total shares outstanding). Feedback from these meetings was reported back to the Board, which has informed the Board’s decisions on policies, practices, and disclosures. We look forward to continuing our dialogue with you. The Notice and Proxy Statement contain details of the business to be conducted at the Annual Meeting. Please review our Annual Report, which is available at investor.mdu.com/financials/annual-reports/, and vote your shares. On behalf of the Board, I am grateful to all our stockholders, employees, regulators, customers, and communities. Sincerely, Darrel T. Anderson Chair of the Board “The Board is actively engaged in overseeing the Company’s long- term strategy to position each of its businesses for continued growth.” PROXY STATEMENT 2

Notice of Annual Meeting Items of Business 1 Elect eight directors to the Board to serve one-year terms 2 Vote, on an advisory basis, to approve the NEOs’ compensation 3 Approve the Amended and Restated LTIP 4 Ratify the appointment of Deloitte as the Company’s independent registered public accounting firm for Fiscal 2026 All shares that have been properly voted and not revoked will be voted at the Annual Meeting. If you sign and return a proxy card, but do not give voting instructions, the shares represented by that proxy card will be voted as recommended by the Board. Your vote is very important to us. Please vote your shares. On or about April 1, 2026, we started mailing a Notice or Proxy Statement and form of proxy, as applicable, to our stockholders. Proxies are being solicited by the Board to be voted at our Annual Meeting. Anthony D. Foti Chief Legal Officer and Corporate Secretary April 1, 2026 Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be held on May 11, 2026 The Notice and Proxy Statement and Annual Report are available at investor.mdu.com/financials/annual-reports/. When Where Record Date Monday, May 11, 2026 3:00 p.m. CDT virtualshareholdermeeting.com/MDU2026 The Annual Meeting will be held in a virtual- only format to make the meeting accessible to a greater number of stockholders. March 12, 2026 3 MDU RESOURCES GROUP, INC.

Proxy Summary This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Voting Matters and Board Recommendations Proposal Board’s Voting Recommendation Vote Required to Approve 1 Elect eight directors to the Board to serve one-year terms FOR each of the nominees A nominee for director will be elected if the votes cast for such director nominee exceed the votes cast against such nominee. 2 Vote, on an advisory basis, to approve the NEOs’ compensation FOR Affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. 3 Approve the Amended and Restated LTIP FOR 4 Ratify the appointment of Deloitte as the Company’s independent registered public accounting firm for Fiscal 2026 FOR In addition, the Board may transact such other business as may properly come before the Annual Meeting and at any adjournment(s) or postponement(s) thereof. On or about April 1, 2026, we started mailing a Notice or Proxy Statement and form of proxy, as applicable, to our stockholders. Proxies are being solicited by the Board to be voted at our Annual Meeting. Proxy Voting Methods You may vote using any of the following methods: Internet You may vote your shares through the Internet at proxyvote.com. Internet voting is available 24 hours per day and will be accessible until 11:59 p.m. EDT on May 10, 2026. You will be able to confirm that the system has properly recorded your vote. If you vote through the Internet, you do NOT need to return a proxy card or VIF. Mail If you received printed copies of the proxy materials by mail, you may vote by mail. Simply mark your proxy card or VIF, date and sign it, and return it in the postage-paid envelope that we included with your materials. Telephone If you are located within the United States or Canada, you may vote your shares by calling 800-690-6903 and following the recorded instructions. Telephone voting is available 24 hours per day and will be accessible until 11:59 p.m. EDT on May 10, 2026. The telephone voting system has easy to follow instructions and allows you to confirm that the system has properly recorded your vote. If you vote by telephone, you do NOT need to return a proxy card or VIF. App You may vote your shares by using the ProxyVote app. Download it for free wherever you get your apps, scan or enter your control number, and vote. App voting is available 24 hours per day and will be accessible until 11:59 p.m. EDT on May 10, 2026. You will be able to confirm that the system has properly recorded your vote. If you vote using the app, you do NOT need to return a proxy card or VIF. Scanning You may scan the QR Code provided to you to vote your shares through the Internet with your mobile device. Internet voting is available 24 hours per day and will be accessible until 11:59 p.m. EDT on May 10, 2026. You will be able to confirm that the system has properly recorded your vote. If you scan your QR code to vote, you do NOT need to return a proxy card or VIF. At the Virtual Meeting You may vote at the virtual Annual Meeting using the 16-digit control number included on your Notice, proxy card, and VIF that accompanied your proxy materials. PROXY STATEMENT 4

About MDU Resources Company Overview MDU Resources Group, Inc. (NYSE: MDU) provides essential products and services through its regulated electric and natural gas distribution segments to more than 1.2 million customers across eight states and includes 863 MW of wholly- owned generation and 30,840 miles of electric and natural gas transmission and distribution lines. Our regulated pipeline segment boasts the largest natural gas storage field in North America and includes 3,800 miles of pipe with a system capacity of approximately 2.9 bcf per day. The Company operates in the Midwest and Pacific Northwest, constructing and operating infrastructure that delivers electricity and natural gas that energizes homes and businesses. Utility Our utility business consists of both electric and natural gas distribution segments. The electric segment, operating under Montana-Dakota Utilities Co., generates, transmits, and distributes electricity. The natural gas distribution segment is operated through Montana- Dakota Utilities Co., Great Plains Natural Gas Co., Cascade Natural Gas Corporation, and Intermountain Natural Gas Company. These companies sell natural gas at retail, serving residential, commercial, and industrial customers. Pipeline Our pipeline segment, WBI Energy, provides regulated natural gas transportation and underground storage services. It also provides a variety of other energy-related services, such as cathodic protection. As of December 31, 2025 5 MDU RESOURCES GROUP, INC.

CORE Strategy In 2025, we executed on our CORE strategy, which provided the following key outcomes throughout the organization: C Customers and Communities • Ranked first, second, and third in the J.D. Powers 2025 U.S. Gas Utility Residential Customer Satisfaction Study of midsized gas utilities in the West Region. • Supported 323 organizations with donations and scholarships totaling $1.33 million and 3,217 volunteer hours through the Foundation. • Constructive regulatory settlements in Idaho, Montana, Washington, and Wyoming reached, which align customer affordability and investment in utility reliability. Operational Excellence • Advanced electric generation and transmission projects designed to enhance reliability and support growing customer needs. • Continued ongoing infrastructure replacement and safety initiatives across our natural gas distribution operations. • Progressed long-term pipeline growth initiatives, including the Line Section 32 Expansion Project, and the potential Bakken East Pipeline and Minot Industrial Expansion projects. • Developed a Wildfire Mitigation Plan which focuses on proactively identifying, assessing, and reducing wildfire risks throughout our electric service territory. R Returns Focused • Recorded Consolidated Net Income totaled $190.4 million, including regulated energy earnings of $189.2 million, consisting of the following: • Electric. Stable performance with earnings of $64.9 million, despite higher expenses; • Natural Gas Distribution. Earnings increased to $56.1 million, primarily due to rate relief in several states; and • Pipeline. Record annual results with earnings of $68.2 million, driven by strong transportation revenue. • Achieved 1-year, 3-year, and 5-year TSR of 11.8%, 22.6%, and 17.6%, respectively. • Increased operating revenues by 6.7% year-over-year. • Declared $110.3 million of dividends to stockholders—marking the 88th year of uninterrupted dividends. E Employee Driven • Provided leadership development training to employees, including our Leadership Summits, E-Academy Library, Mentoring, and CORE Leadership programs for high potentials and current leaders. • Conducted a CEO employee tour across all district locations. • Achieved a decrease of 2.71% in preventable vehicle and equipment incident rates. • Provided employee benefit enhancements, including a 1% increase in 401(k) Plan company matching contributions. About MDU Resources PROXY STATEMENT 6

Safety Throughout our history, employee welfare has been paramount, with safety and respect being at the center of our culture. From our early energy construction projects to the wind turbines of today, we have upheld the American spirit of hard work while protecting the well-being of our people. Currently, our businesses promote our safety culture through our Safety Leadership Council, which shares best practices and systems. Our Company’s cross-collaboration of teams helps strengthen several areas of safety, including emergency communication processes and transportation safety protocols. We are proud of our 2025 safety accomplishments. At our pipeline business, we continue advancing the use of technology and formal processes to improve safety performance. This includes expanding the use of vehicle and equipment monitoring systems and utilizing safety committee meetings to reinforce accountability, hazard identification, and continuous improvement. At our utility businesses, we prioritize injury prevention through proactive health initiatives, supporting employees with access to ergonomic and movement-based resources designed to reduce their risk of musculoskeletal injuries. We also support safe work practices through improved access to personal protective equipment through automated dispensing solutions and enhancing our protective clothing programs to ensure appropriate availability and coverage for job-related hazards. Affordability We are committed to keeping energy affordable while meeting the long term needs of the communities we serve. We work closely with local partners to support customers who need assistance and engage constructively with regulators across our jurisdictions to align customer affordability with necessary utility investment. These collaborative approaches help ensure fair outcomes for customers while supporting the sustainability of our systems. Reliability Reliable energy is foundational to our mission. We balance affordability with disciplined infrastructure investment to maintain safe, dependable service for customers of all sizes. Through operational efficiencies, prudent resource management, and planning, we help keep energy services dependable and work to mitigate impacts to customer bills related to extreme price fluctuations. Our ability to serve growing and energy-intensive loads, including large industrial, data and technology customers, demonstrates our capacity to scale infrastructure responsibly while maintaining reliability for existing customers across our service territories. About MDU Resources 7 MDU RESOURCES GROUP, INC.

Environmental Responsibility We are committed to doing our part to ensure a more sustainable, low-carbon future. Our electric and natural gas distribution businesses and pipeline business made steady and significant progress toward each of our three long-term environmental goals: • Electric. As of Fiscal 2025, we have reduced our owned and co-owned generation resources’ electric GHG emissions intensity by 44% compared to 2005 levels, setting us up for success in achieving our goal to reduce emissions by 45% by 2030. • Natural Gas Distribution. As of Fiscal 2024, we have reduced our natural gas distribution utility’s fugitive, planned, and unplanned methane releases by 10% compared to 2022 levels within our natural gas distribution system, representing solid progress against our goal to reduce releases by 30% by 2035. • Pipeline. As of Fiscal 2024, we have reduced our pipeline’s methane emissions intensity by 35% compared to 2020 rates, exceeding our goal to reduce emissions by 25% by 2030. We recognize that our customers count on us every day for the energy they need, and we take very seriously the commitment of supplying that energy today—and far into the future—in a responsible way. Together, we are energizing lives for a better tomorrow. To learn more about our responsible business practices, see our Impact Report, which is presented consistent with SASB, TCFD, EEI, and AGA reporting standards and is available at mdu.com/sustainability/. Learn More About Our Company You can learn more about the Company by visiting investor.mdu.com. We also encourage you to read our Annual Report, which is available at investor.mdu.com/financials/annual-reports/. About MDU Resources PROXY STATEMENT 8

Voting Roadmap Proposal 1 Election of Directors The Board believes that the eight director nominees possess the appropriate skills and experiences to provide quality oversight of the business, strategy, and long-term interest of stockholders. The Board recommends a vote FOR each of the nominees. Page 13 Key Attributes Tenure Diversity • Two years (Median) • Directors with varied tenure contribute to a range of perspectives and help transition knowledge and experience from longer- serving members to those newer to our Board. • Our director nominees represent a variety of backgrounds in terms of skills, business and board experience, and perspectives. What the director nominees share is a common desire to support, provide effective oversight of, and execute the Company’s long-term strategy. • 50% of the director nominees are women. • 13% of the director nominees are persons of color. Age • 64 years (Mean) Skills and Experiences We believe that our slate of director nominees possesses the appropriate mix of skills, business and board experience, and perspectives, as presented by the percentage of our Board nominees that have each of the skills and experiences listed below: 9 MDU RESOURCES GROUP, INC.

Proposal 2 Advisory Vote to Approve NEO Compensation The Company seeks a non-binding advisory vote to approve the compensation of its NEOs, as described in Executive Compensation beginning on page 46. The Board recommends a vote FOR this proposal. Page 45 Pay-for-Performance Compensation Philosophy The centerpiece of our compensation program is our pay-for-performance philosophy that aligns incentive compensation payouts with the achievement of our annual operating plan and long-term strategy, and consequently stockholder value. This is showcased at senior levels of the Company—particularly the CEO—for whom most compensation is tied to the achievement of metrics driving the Company’s operating and stock performance. As reflected in the charts below, for 2025, 80% of the CEO’s target compensation mix, and 63%, on average, of the other NEOs’ target compensation mix, was at risk. CEO’s Annual 2025 Target Compensation Average of Other NEOs’ 2025 Target Compensation See Compensation Mix beginning on page 53 for further information. Voting Roadmap PROXY STATEMENT 10

2025 Performance-Based Compensation The Compensation Committee is committed to performance-based compensation. The Compensation Committee has a history of setting challenging performance goals. The 2025 performance-based compensation paid to our NEOs reflects our strong performance against financial and customer-focused goals. Notable performance-based compensation outcomes for 2025 include the following, each of which is disclosed in greater detail within the CD&A beginning on page 46: EICP Awards During 2025, the Company’s strategic focus was on executing its CORE strategy, which is reflected in the performance- based executive compensation. EICP payouts are earned only when we achieve or exceed our goals, and awards are subject to negative discretion when appropriate to align management’s payouts with stockholders’ expectations. Consistent with our pay-for-performance philosophy, the Compensation Committee established demanding financial and customer-focused performance goals for 2025, including the NEOs, which include: Strategic Imperative Performance Metric Weight (%) C Customers and Community Customer Satisfaction 10 Operational Excellence Reliability 10 R Returns Focused Financial 70 E Employee Driven Safety 10 The Company achieved maximum performance results for the Customer Satisfaction and Reliability goals, and above target performance results for the Financial and Safety goals. As a result, each of the NEOs earned a 126.4% payout, in each case as a percentage of their individual target incentive. For a description of how the EICP performance metrics were calculated and the adjustments from 2025 reported financial results, as applicable, see 2025 EICP beginning on page 54. LTI Awards During 2025, the Compensation Committee granted LTI awards to each of the NEOs in a combination of PSA awards (70%), to incentivize the execution of the Company’s long-term strategy, and RSU awards (30%), to incentivize executive retention. In each case, these LTI awards further align executives’ interests with the Company’s stockholders and stockholder value creation. LTI Award Performance Goals Performance Period / Vesting PSA Awards 50% Three-Year Cumulative Adjusted EPS, and 50% Three-Year rTSR Three years (vest between 0% to 200% depending on the achievement of the performance measures) RSU Awards N/A Three-Year Cliff See LTI beginning on page 56 for further information. Voting Roadmap 11 MDU RESOURCES GROUP, INC.

Proposal 3 Approval of Amended and Restated LTIP We are asking stockholders to approve the Amended and Restated LTIP. The LTIP was originally approved at the 1997 Annual Meeting, and subsequently amended and restated on multiple occasions. The Board has approved the LTIP, subject to stockholder approval at the Annual Meeting. The LTIP requires stockholder approval because it increases the LTIP’s maximum share reserve by 6,564,000 shares, and expands eligibility under the plan to include a director emeritus. (Certain other minor amendments were made that do not require stockholder approval to reflect recent developments in applicable law and equity compensation practices.) The purpose of the LTIP is to align the interest of officers, other employees, non-employee directors, and director emeriti of the Company and its subsidiaries with those of stockholders; to reinforce corporate, organizational, and business development goals; to promote the achievement of year-to-year and long-range financial and other business objectives; to reward the performance of individual officers and other employees for fulfilling their personal responsibilities for long-range achievements; and to appropriately remunerate non-employee directors. The Board recommends a vote FOR this proposal. Page 77 Proposal 4 Ratification of Appointment of Our Independent Registered Public Accounting Firm The Board believes that the retention of Deloitte to serve as the independent auditors for Fiscal 2026 is in the best interests of the Company and its stockholders. As a matter of good corporate governance, stockholders are being asked to ratify the Audit Committee’s selection of independent auditors. The Board recommends a vote FOR this proposal. Page 85 Voting Roadmap PROXY STATEMENT 12

Proposal Election of Directors1 The Board recommends a vote FOR each of the nominees identified in this Proxy Statement. There are currently nine directors on our Board. All of the nominees are current directors. Mr. Johnson will be retiring from the Board when his term expires at the conclusion of the Annual Meeting per our Corporate Governance Guidelines, and has been designated a director emeritus for a one-year term following the Annual Meeting, as described in Director Emeritus beginning on page 27. The Board has set the number of directors at eight directors following the Annual Meeting. All current directors, other than Mr. Johnson, are standing for election for a one-year term at the Annual Meeting. Cumulative voting is not permitted. We have refreshed our Board over the past five years, as 11 highly-qualified independent directors were added to the Board, and after Mr. Johnson’s upcoming retirement and director emeritus appointment, 13 independent directors will have departed the Board (including eight directors who became members of either the Knife River or Everus board effective upon the applicable spinoff). The Board believes it has further enhanced its industry experience following the spinoffs. We believe that the Board possesses the appropriate mix of genders, ages, ethnicities, skills, business and board experience, and viewpoints. Director Nominees Our Governance Committee is responsible for recommending director candidates to fill current and anticipated Board vacancies. The Governance Committee identifies and evaluates potential candidates from recommendations from the Company’s directors, management, stockholders, and other outside sources, including professional search firms. In evaluating proposed candidates, the Governance Committee may review their résumés, obtain references, and conduct personal interviews. The Governance Committee considers, among other factors, the Board’s current and future needs for specific skills and each candidate’s experience, leadership qualities, integrity, ability to exercise judgment, independence, and ability to make the appropriate time commitment to the Board. The Governance Committee strives for the Board to have a rich mix of relevant skills and experiences to best oversee the Company’s strategic plan. During 2025, the Governance Committee conducted a search for potential director candidates whose experience, skills, qualifications, and independence met the criteria it previously established, and the Governance Committee reviewed its findings with the Board. In conducting its search, the Governance Committee collected names of potential candidates from the Company’s directors, management, and other outside sources (excluding search firms) to identify and recruit qualified candidates. After reviewing the qualifications of the potential pool of candidates and narrowing the field to a handful of candidates, the Chair of the Board, Governance Committee members, CEO, CFO, and CLO each interviewed the candidates. Based on the Governance Committee’s review, the candidates’ résumés, and the other directors’ and management’s interviews with the candidates, the Governance Committee recommended, and the Board approved the nomination of, Mr. Kelley and Ms. Miller. Mr. Kelley was identified by management, and Ms. Miller was identified by an existing director. Messrs. Anderson, Dosch, Jaeger, and Kelley, and Mses. Durkin, Kivisto, Miller, and Patel will be considered for election as directors to serve for one-year terms expiring at the 2027 Annual Meeting. Each nominee has been nominated by the Board for election, upon the recommendation of the Governance Committee, and has agreed to serve. If, prior to the Annual Meeting, any nominee is unable to serve, then Messrs. Vollmer and Foti, both of whom have been designated as proxies for the Annual Meeting, will have full discretion to vote for another person to serve as a director in place of that nominee, or the Board may reduce its size. 13 MDU RESOURCES GROUP, INC.

Director Qualifications The Governance Committee reviewed and evaluated the skills, experience, and qualifications cataloged under the Director Nominees’ Skillset Matrix beginning on page 21, and demonstrated by the director nominees, in light of the Company’s long-term strategic plan. The Board, acting through the Governance Committee, considers its members, including those directors being nominated for reelection to the Board at the Annual Meeting, to be highly qualified for service on the Board due to a variety of factors reflected in each director’s education, areas of expertise, and experience serving on other organizations’ boards. Generally, the Board seeks individuals with broad-based experience and the background, judgment, independence, and integrity to represent the stockholders in overseeing the Company’s management in their operation of the business. Within this framework, specific items relevant to the Board’s determination of each director’s skillset are listed in each director’s biographical information beginning on page 17. The ages shown are as of April 1, 2026. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which a director or executive officer is or was to be selected as a director or executive officer of our Company. There are no family relationships among our directors or executive officers. Dennis W. Johnson, a director, is unrelated to Rob L. Johnson, President, WBI Energy, Inc. Proposal 1: Election of Directors PROXY STATEMENT 14

Proposal 1: Election of Directors 15 MDU RESOURCES GROUP, INC.

Proposal 1: Election of Directors PROXY STATEMENT 16

Proposal 1: Election of Directors



Darrel T. Anderson

Chair of the Board

Independent Director

Age: **68**

Director Since: **2023**

Committees(1)

A C G

Relevant Skills

Professional Experience

IDACORP, Inc. (NYSE: IDA) and Idaho Power Company (regulated electric utility company)

- President and Chief Executive Officer, May 2014 through May 2020

Other Board Service

- Board Chair, Gemstone Holdings (parent company of Blue Cross of Idaho, a non-profit mutual insurance company), since January 2024
- Board Chair, Blue Cross of Idaho, since May 2023, and a director since 2019
- Director, IDACORP, Inc. and Idaho Power Company, September 2013 through May 2022

Reasons for Nomination

Mr. Anderson has nearly 30 years of experience in the regulated energy industry within our service territory, and has served in several leadership positions, including CEO of IDACORP, that provide him with relevant expertise to serve as Chair of the Board. In particular, he brings extensive public company operational, financial, and leadership experience. He also contributes significant knowledge of local, state, and regional issues involving Idaho, a state that represents a significant–and growing–share of the Company's operations. Further, he brings deep compensation and management resources, and public company governance, knowledge from his experience serving as CEO of a public company to his service as a member of the Compensation Committee and the Governance Committee, respectively.

(1) The Board has appointed Mr. Anderson as Governance Committee Chair, effective following the Annual Meeting.



Nicole A. Kivisto

President and Chief Executive Officer

Age: **52**

Director Since: **2024**

Relevant Skills

Professional Experience

MDU Resources Group, Inc. (NYSE: MDU)

- President and Chief Executive Officer, since January 2024
- President and Chief Executive Officer, Montana-Dakota Utilities Co., Cascade Natural Gas Corporation, and Intermountain Gas Company, January 2015 through January 2024

Other Board Service

- Director, AGA (trade association for natural gas industry), since 2015
- Director, EEI (trade association for electric industry), since 2015
- Director, Bravera Bank (employee and director owned bank), since February 2018
- Director, North Dakota Lignite Energy Council (trade association for coal industry), 2015 through 2023
- Member, Board of Trustees, University of Mary, 2017 through 2023

Reasons for Nomination

Ms. Kivisto brings to our Board over 30 years of regulated energy experience. Over the past three decades, she has held several operational, financial, and leadership positions within the Company, leading to her current role as CEO. She brings deep knowledge of our Company and its business operations, and contributes valuable insight into management's views and perspectives, to the Board.

Accounting, Finance, and Audit | Capital Markets | CEO | Corporate Development | Corporate Governance and Legal | Cybersecurity and Technology | Energy Industry | Government Affairs | Human Capital Management | Regulatory Compliance and Safety | Risk Management

COMMITTEES

A Audit **C** Compensation **G** Governance ● Committee Chair ○ Ex Officio Member

17 MDU RESOURCES GROUP, INC.

Vernon A. Dosch Independent Director Age: 72 Director Since: 2024 Committee Relevant Skills Professional Experience National Information Solutions Cooperative (NISC) (software and technology provider for the utility and broadband industries) • Chief Executive Officer and President, January 2002 through January 2020 Other Board Service • Director, JSI Solutions (consulting and broadband solutions firm), since January 2021 • Director, North Dakota Department of Commerce, Legacy Investment for Technology Loan Fund (innovation loan fund to support technology advancement), since January 2022 • Director, Starion Bank (community bank), January 2001 through January 2023 Reasons for Nomination Mr. Dosch brings to our Board over 46 years’ experience in the electric utility and broadband industries. In particular, he provides extensive knowledge concerning electric distribution, generation, and transmission, as well as the technical infrastructure necessary for electric utility and broadband billing, accounting, engineering, electronic payment processing, meter data management, distributed energy resource management, and AI. The knowledge he gained as CEO of NISC, including experience in strategic planning, financial management, and business development, provides him with relevant expertise as a member of the Audit Committee. The Board also determined that Mr. Dosch qualifies as an “Audit Committee Financial Expert,” as defined by the rules under the Exchange Act, through his experience as a CEO, where he analyzed financial statements and supervised the finance and accounting professionals responsible for financial statements and internal controls over financial reporting. Marian M. Durkin Independent Director Age: 72 Director Since: 2024 Committees Relevant Skills Professional Experience Avista Corporation (NYSE: AVA) (regulated electric and natural gas utility company) • Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer, August 2005 through August 2020 Other Board Service • Director, Energy Insurance Mutual (mutual insurance company serving utility companies), May 2012 through May 2022 Reasons for Nomination Ms. Durkin contributes to our Board over 15 years’ experience in the regulated electric and natural gas utility industry at a public company within a state we serve in our service territory. She possesses particularly extensive knowledge of legal, governance, mergers and acquisitions, compliance, and risk management, gained through her role as General Counsel of Avista Corporation. This experience provides her with relevant expertise as a member of the Governance Committee. She also brings substantial expertise in human resources management, executive compensation, and employee benefits as a former public company executive, providing her with relevant expertise as Chair of the Compensation Committee. Proposal 1: Election of Directors PROXY STATEMENT 18

Douglas W. Jaeger Independent Director Age: 59 Director Since: 2024 Committees Relevant Skills Professional Experience Ulteig, Inc. (employee-owned professional engineering services firm) • President and Chief Executive Officer and a director, since May 2015 Other Board Service • Director, Great Plains Institute (non-profit organization with a mission to accelerate the transition to net-zero carbon emissions), August 2016 through April 2025 • Director, Amsoil, Inc. (manufacturer of synthetic lubricants, fuel additives, and filters), June 2023 through May 2024 • Director, Qualus Power Services / CE Power (pure-play power services firm of energy transitions), April 2015 through July 2022 • Director, Computype Inc. (global provider of specialized labeling solutions), June 2011 through May 2024 Reasons for Nomination As CEO of Ulteig, Inc., Mr. Jaeger provides significant expertise in strategic planning and organizational development to our Board. He previously held several positions of increasing responsibility at Xcel Energy, Inc., a publicly-traded electric and natural gas company within a state we serve in our service territory, within its transmission, operations, retail marketing and sales, and product development departments. He also contributes extensive knowledge concerning corporate governance, which provides him with relevant expertise as a member of the Governance Committee. Further, he brings deep financial, risk management, and AI knowledge from his experience serving as a CEO, which provides him with relevant expertise as Chair of the Audit Committee. The Board also determined that Mr. Jaeger qualifies as an “Audit Committee Financial Expert,” as defined by the rules under the Exchange Act, through his experience as a CEO, where he analyzes financial statements and supervises the finance and accounting professionals responsible for financial statements and internal controls over financial reporting. Charles M. Kelley Independent Director Age: 67 Director Since: 2025 Committee(1) Relevant Skills Professional Experience ONEOK, Inc. (NYSE: OKE) (diversified and integrated midstream energy company) • Senior Vice President, Natural Gas Pipelines, April 2018 through March 2025 Other Board Service • Board Chair, A New Leaf, Inc. (non-profit organization with a mission to empower individuals with intellectual and developmental disabilities), January 2018 through December 2020 Reasons for Nomination Mr. Kelley brings over 40 years’ experience in the natural gas industry. He provides particular expertise in financial strategy and planning, corporate development, strategic planning, regulatory affairs, compliance, safety, enterprise risk management, and corporate governance gained through senior executive roles at a public company in the energy industry. This experience provides him with relevant expertise as a member of the Audit Committee. (1) The Board has appointed Mr. Kelley as a member of the Compensation Committee, effective following the Annual Meeting. Proposal 1: Election of Directors 19 MDU RESOURCES GROUP, INC.

Proposal 1: Election of Directors



Tammy J. Miller

Independent Director

Age: **66**

Director Since: **2025**

Committee

A

Relevant Skills

Professional Experience

State of North Dakota

- Lieutenant Governor, January 2023 through December 2024

Border States Industries, Inc. (distributor of electrical products, equipment, and services to the utility, construction, and industrial markets)

- Chief Executive Officer and Board Chair, April 2006 through March 2020

Other Board Service

- Director, SkyWater Technology (NASDAQ: SKYT) (semiconductor and technology company), since April 2025
- North Dakota Center for Employee Ownership (non-profit organization supporting employee ownership), since January 2026
- Vice Chair and Treasurer, Plains Art Museum (fine arts museum located in Fargo, North Dakota), since January 2026 and a director since July 2025

Reasons for Nomination

Ms. Miller brings to our Board over 29 years' experience as a supplier and solutions provider to the electric utility construction industry throughout the areas we serve in our service territory. As the former CEO and Board Chair of Border States, she provides our Board with expertise in corporate development, technology, safety, and accounting and finance, which provides her with relevant expertise as a member of the Audit Committee. As the former Lieutenant Governor of North Dakota, she also brings government affairs expertise to our Board.



Priti R. Patel

Independent Director

Age: **58**

Director Since: **2025**

Committee

A

Relevant Skills

Professional Experience

Great River Energy (not-for-profit wholesale electric power cooperative)

- Vice President and Chief Transmission Officer, since May 2017

Other Board Service

- Board Chair, Great Plains Institute (non-profit organization with a mission to accelerate the transition to net-zero carbon emissions), since November 2017
- Director, Midwest Reliability Organization (regional utility reliability council), since January 2021

Reasons for Nomination

Ms. Patel brings to our Board nearly 29 years' experience in the electric energy industry across investor-owned utilities, a utilities regulator within the Company's service territory, a regional transmission operator, and an electric generation and transmission cooperative, gained through senior transmission, strategy, and legal roles. She also brings expertise in transmission development, financial, government affairs, regulatory, compliance, public policy, and safety. This experience provides her with relevant expertise as a member of the Audit Committee.

Accounting, Finance, and Audit | Capital Markets | CEO | Corporate Development | Corporate Governance and Legal | Cybersecurity and Technology | Energy Industry | Government Affairs | Human Capital Management | Regulatory Compliance and Safety | Risk Management

COMMITTEES
A Audit | **C** Compensation | **G** Governance | ● Committee Chair | ○ Ex Officio Member

PROXY STATEMENT 20

Proposal 1: Election of Directors

Director Nominees' Skillset Matrix

We believe the director nominees possess the appropriate mix of genders, ages, ethnicities, skills, business and board experience, and viewpoints. The Governance Committee regularly reviews the skills and experience that it believes are desirable to be represented on the Board. These key qualifications, including the nominees possessing these skills, are shown below.

Skills, Experience, and Expertise	Anderson	Kivisto	Dosch	Durkin	Jaeger	Kelley	Miller	Patel
Strategy								
Corporate Development experience assessing potential organic and external growth opportunities	●	●	●	●	●	●	●	●
Human Capital Management experience in enterprise-wide management and development of talent and corporate culture	●	●	●	●	●		●	
Energy Industry experience in our businesses and related industries, including the provision of safe, reliable, and affordable service by electric and natural gas utilities and pipelines	●	●	●	●	●	●	●	●
Regulatory Compliance and Safety experience in governmental regulations affecting our businesses and the safety of employees, customers, and the public	●	●		●	●	●		●
Governance								
Accounting, Finance, and Audit experience in the preparation and review of financial statements, financial reports, and audit reports	●	●	●		●		●	
Capital Markets experience overseeing financings, investments, capital structures, and financial strategy	●	●			●	●		
CEO experience of a public company or substantial private company engaging with a variety of important stakeholders	●	●	●		●		●	
Corporate Governance and Legal experience dealing with complex public company governance and legal issues	●	●		●	●			●
Cybersecurity and Technology experience overseeing information technology systems and data management, including AI, and the protection of Company and customer information		●	●		●			
Government Affairs experience with public policy issues affecting our businesses and customers	●	●	●			●	●	●
Risk Management experience in the identification, assessment, and mitigation of risks facing the Company	●	●	●	●	●	●		●

21 MDU RESOURCES GROUP, INC.

Proposal 1: Election of Directors

Each director is individually qualified to make unique and substantial contributions. Collectively, our directors' diverse viewpoints and independent-mindedness enhance the quality and effectiveness of Board deliberations and decision making. This blend of qualifications, attributes, and tenure results in highly-effective oversight.

Board Tenure, Diversity, and Independence	Anderson	Kivisto	Dosch	Durkin	Jaeger	Kelley	Miller	Patel
Board Tenure (Years of Service)	3	2	2	2	2	1	1	1
Gender	M	F	M	F	M	M	F	F
Race	White	White	White	White	White	White	White	Asian
Age[(1)]	68	52	72	72	59	67	66	58
Number of Other Current Public Company Boards	—	—	—	—	—	—	1	—
Independent Director	●		●	●	●	●	●	●

(1) As of April 1, 2026.

PROXY STATEMENT 22

Governance Our Board of Directors Our Board consists of individuals from a variety of backgrounds—in terms of gender, age, ethnicity, skills, and business and board experience—with an equally diverse range of perspectives. What our Board shares is a common desire to support and oversee management in executing our strategy. The number of directors is determined from time to time by the Board. There are currently nine directors on our Board. Mr. Johnson will be retiring from the Board when his term expires at the conclusion of the Annual Meeting per the Corporate Governance Guidelines, and has been designated a director emeritus for a one- year term following the Annual Meeting. The Board has set the number of directors at eight directors following the Annual Meeting. The Board has delegated certain duties to its committees, which assist the Board in carrying out its responsibilities. There are three standing committees of the Board. The Board has adopted charters (investor.mdu.com/governance/ governance-documents) for each of the Audit Committee, Compensation Committee, and Governance Committee. As a general principle, the Board believes that the periodic rotation of committee and committee chair assignments on a staggered basis provides opportunities to foster different perspectives, develops depth and breadth of knowledge on the Board, and prepares the Board for future director succession. The following highlight our corporate governance practices and policies: þ Separate Chair of the Board and CEO þ Annual Election of All Directors þ Proxy Access þ Majority Voting in an Uncontested Election of Directors þ Annual Board and Committee Assessment þ All Directors are Independent (other than CEO) þ Executive Sessions of Independent Directors at Every Regularly-Scheduled Board Meeting þ Standing Committees Consist Entirely of Independent Directors þ Proactive Stockholder Engagement Program þ One Class of Stock þ Stock Ownership Policy for Directors and Executive Officers þ Anti-Hedging and Anti- Pledging Policies for Directors, Director Emeriti, and Executive Officers þ Annual Say-On-Pay Vote þ Clawback Policy þ Maximum of Two Outside Public Company Board Seats for Directors 23 MDU RESOURCES GROUP, INC.

Corporate Governance Guidelines The Corporate Governance Guidelines assist the Board in the exercise of its governance responsibilities and serve as a framework within which the Board may conduct its business, including the following duties: • Director Responsibilities • Board Leadership and Committees • Change in Director’s Principal Employment • Stock Ownership Policy • Human Capital Management and Succession Planning Oversight • Director Independence • Director Resignation Policy • Director On-Boarding • Director Qualifications • Board Access to Management and Outside Advisors • CEO and Board Evaluations • Board Meeting Agendas • Director Compensation • Director Continuing Education • Outside Directorships Policy • Majority Voting in the Election of Directors • Review of Related Person Transactions • Director Emeritus Responsibilities The Board periodically reviews the guidelines and revises them, as appropriate. The Corporate Governance Guidelines are available at investor.mdu.com/governance/governance-documents. Independence The Governance Committee selects director nominees who think and act independently and can clearly and effectively communicate their convictions. A director is not considered independent under NYSE rules if they have a material relationship with the Company that would impair their independence. In addition to the independence criteria established by the NYSE, the Board has determined that the relationships provided below are immaterial for purposes of determining whether a director is independent under the NYSE listing standards. These categorical standards are contained in the Corporate Governance Guidelines, which are available at investor.mdu.com/governance/governance-documents. Immaterial Relationship Description Investment Relationships with the Company A director and any family member may own stock of the Company. Relationships with Other Businesses A director is a current employee, or an immediate family member is a current executive officer, of a company with which the Company does business, provided that the aggregate amount involved in a year does not exceed the greater of $1 million or 2% of that entity’s annual consolidated gross revenue, and the related payments are made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated parties, or involve the rendering of services as a public utility at rates or charges fixed in conformity with law or a governmental authority. Relationships with Tax Exempt Organizations A director, or an immediate family member, serves as an officer, director, or trustee of a not-for-profit organization, and the Company’s and the Foundation’s contributions to the organization in any of the past three years do not exceed the greater of $1 million or 2% of that organization’s consolidated gross revenues. We individually inquire of each of our directors and executive officers about any transactions in which the Company and any of these related persons or their immediate family members are participants. We also make inquiries within the Company’s records for information on any of these kinds of transactions. Once we gather the information, we then review all relationships and transactions of which we are aware in which the Company and any of our directors, director nominees, executive officers, their immediate family members, or 5% stockholders are participants to determine, based on the facts and circumstances, whether the related persons have a direct or indirect material interest. Our CFO’s office coordinates the related person transaction review process, and reports its findings to the Audit Committee. The Governance Committee reviews any potential related person transactions involving directors and their immediate family Governance PROXY STATEMENT 24 members in making its recommendation to the Board concerning the independence of the directors. In approving, ratifying, or rejecting a related person transaction, the Audit Committee considers such information as it deems important to determine whether the transaction is on reasonable and competitive terms and is fair to the Company. There were no related person transactions in 2025. The Board, upon the recommendation of the Governance Committee, has determined that the following non-employee directors are independent under the NYSE rules because they have no material relationship with the Company that would impair their independence: Darrel T. Anderson Age: 68 Director since: 2023 Chair of the Board Vernon A. Dosch Age: 72 Director since: 2024 Marian M. Durkin Age: 72 Director since: 2024 Douglas W. Jaeger Age: 59 Director since: 2024 Dennis W. Johnson(1) Age: 77 Director since: 2001 Charles M. Kelley Age: 67 Director since: 2025 Tammy J. Miller Age: 66 Director since: 2025 Priti R. Patel Age: 58 Director since: 2025 (1) Mr. Johnson will be retiring from the Board when his term expires at the conclusion of the Annual Meeting per the Corporate Governance Guidelines, and has been designated a director emeritus for a one-year term following the Annual Meeting. ALL DIRECTORS ARE INDEPENDENT, EXCEPT THE CEO In making its independence determination, the Board reviewed recommendations of the Governance Committee and considered Mr. Jaeger’s and Ms. Patel’s relationships as officers of companies with which we do business. The Board determined that these relationships qualify as Relationships with Other Businesses, as described above, and are, therefore, immaterial with respect to determining their independence. The Board has determined that all members of the Audit Committee, Compensation Committee, and Governance Committee are independent as defined under the NYSE listing standards and the director independence standards adopted by the Board. Related Person Transactions The Board’s policy for the review of related person transactions is contained in the Leading with Integrity Policy and the Corporate Governance Guidelines. These policies require the Audit Committee to review any proposed transaction, arrangement, or relationship, or series thereof: • in which the Company was or will be a participant; • the amount involved exceeds $120,000; and • a related person had or will have a direct or indirect material interest. Prior to the Company entering into a related person transaction that would be required to be disclosed under the SEC rules, the Audit Committee will, after a reasonable prior review and consideration of the material facts and circumstances, Governance 25 MDU RESOURCES GROUP, INC.

make a recommendation to the Board and appropriate officers of the Company with respect to the transaction as the Audit Committee deems appropriate. The Audit Committee will prohibit any related person transaction it determines to be inconsistent with the best interests of the Company and its stockholders. Related persons are directors, director nominees, executive officers, holders of 5% or more of our voting stock, and their immediate family members. Related persons are required promptly to report to the CLO all proposed or existing related persons transaction in which they are involved. The Company had no related person transactions in 2025. Board Leadership Structure The Bylaws and Corporate Governance Guidelines require that the Chair of the Board be independent. The Board believes this structure provides balance, and is currently in the best interest of stockholders. Separating these positions allows the CEO to focus on the full-time job of running the business, while allowing the Chair of the Board to lead the Board in its fundamental role of providing advice to, and independent oversight of, management. The Chair of the Board meets and confers regularly between Board meetings with the CEO. The Board believes this split structure recognizes the time, effort, and energy the CEO is required to devote to the position in the current business environment, as well as the commitment required to serve as the Chair of the Board, particularly as the Board’s oversight responsibilities continue to grow and demand more time and attention. A fundamental role of the Board is to provide oversight of management. To that end, the Board believes having an independent Chair of the Board is a means to hold the CEO accountable for managing the Company in alignment with stockholders’ interests. Furthermore, the Board has found that an independent Chair of the Board is best equipped to encourage discussions, including during executive sessions of independent directors. The Board believes that having separate positions and an independent director as Chair of the Board is the appropriate leadership structure for the Company at this time, and demonstrates the Company’s commitment to leading corporate governance practices. Majority Voting in the Election of Directors Directors must be elected by a majority of the votes cast in uncontested elections, and a plurality of the votes cast in contested elections. A “majority of the votes cast” means that the number of votes cast “for” a director’s election must exceed the number of votes cast “against” that director’s election (with “abstentions” and “broker non-votes” not counted as votes cast either “for” or “against” that director’s election). Our Corporate Governance Guidelines provide that any incumbent director who does not receive a majority of the votes cast in an uncontested election is required to tender his or her resignation for consideration by the Governance Committee. The Governance Committee will make a recommendation to the Board whether to accept or reject the resignation, or take other action based upon the best interests of the Company and its stockholders. In determining its recommendation to the Board, the Governance Committee shall consider all factors that it deems relevant. The director who tenders his or her resignation will not participate in the Governance Committee’s or Board’s decision. Following such determination, the Company will promptly publicly disclose the Board’s decision, including, if applicable, the reasons for rejecting the tendered resignation. Proxy Access Our proxy access bylaw allows a stockholder, or a group of up to 20 stockholders to nominate one or more director nominees if they have owned at least 3% of the Common Stock continuously for at least three years as of the date of the notice of nomination. The maximum number of nominees allowed is the greater of two individuals or 20% of the Board (subject to certain limitations set forth in the Bylaws), provided that the stockholder(s) and nominee(s) satisfy the requirements specified in the Bylaws. We believe these proxy access parameters reflect a well-designed and balanced approach to proxy access that mitigates the risk of abuse and protects the interests of all of our stockholders. See Deadlines and Procedures for Nominations and Stockholder Proposals for the 2027 Annual Meeting on page 92 for further information. Governance PROXY STATEMENT 26

Director and Board and Committee Leadership Refreshment, Board Tenure, and Director Retirement Policy The Company is focused on maintaining a well-constructed and high-performing Board, and recognizes the importance of Board refreshment. To that end, the Company has a director retirement policy that combines a retirement age (age 76) and a periodic individual assessment process with the annual election of directors. We have refreshed our Board over the past five years, as 11 highly-qualified independent directors were added to the Board, and following the Annual Meeting, 13 independent directors will have departed the Board (including eight directors who became members of either the Knife River or Everus boards effective upon the applicable spinoff). This balance enhances the Board’s oversight capabilities. We believe that the Board possesses the appropriate mix of genders, ages, ethnicities, skills, business and board experience, and viewpoints. During 2025, Ms. Wang departed the Board when her term expired at the conclusion of the 2025 Annual Meeting. Ms. Patel was elected to the Board in May 2025, and Mr. Kelley and Ms. Miller were elected to the Board in August 2025. Mr. Johnson will be retiring from the Board when his term expires at the conclusion of the Annual Meeting per the Corporate Governance Guidelines, and has been designated a director emeritus for a one-year term following the Annual Meeting. The Board balances refreshment with maintaining experience. The Board also recognizes the importance of board leadership refreshment and succession planning. The Board rotates committee and committee chair assignments periodically on a staggered basis to provide opportunities to foster diverse perspectives, develop further the depth and breadth of knowledge within the Board, and prepare the Board for future director succession. As part of a planned succession process, in February 2025, the Board elected Mr. Anderson as Vice Chair of the Board, and later, in May 2025, as Chair of the Board. The Board’s addition of a Vice Chair of the Board during a transition period assisted in facilitating the Board’s leadership succession process from Mr. Johnson to Mr. Anderson. Additionally, given Mr. Johnson’s upcoming retirement from the Board, the Board has appointed Mr. Anderson as the Governance Committee Chair, and Mr. Kelley as a member of the Compensation Committee, in each case effective following the Annual Meeting and Mr. Johnson’s retirement. Mandatory Resignation Each non-employee director is required to advise the Governance Committee Chair of any change in the non-employee director’s principal employment. The non-employee director must submit a letter of resignation if requested by the Governance Committee Chair after his consultation with the other members of the Governance Committee for the Governance Committee to consider. Director Emeritus From time to time, the Board may, in its discretion, designate one or more former directors as a director emeritus based on their past meritorious service to the Board. The designation of a director emeritus is expected to be infrequent and reserved for directors who have served in a special capacity for, and made significant valuable contributions to, the Company over an extended period of time, including, but not limited to, directors who have served as Chair of the Board for many years, and who possess particular expertise or knowledge of the Company, including with respect to its strategy, operations, and culture. Each such designation shall be for a one-year term or until such director emeritus’ earlier death, resignation, retirement, or removal by the Board (for any reason or no reason). Each director emeritus may be redesignated by the Board, in its discretion, for one or more additional one-year terms. A director emeritus is entitled to attend Board meetings in an advisory capacity upon invitation of the Chair of the Board, excluding executive sessions thereof, but he or she shall not be entitled to vote on Board matters or be counted for quorum purposes at any such meetings. In addition, the Board or any Board committee may request that a director emeritus be recused from any meeting. Governance 27 MDU RESOURCES GROUP, INC.

A director emeritus will perform such functions as are requested by the Chair of the Board and/or the Board from time to time, such as serving as a representative of the Company, making himself or herself available for consultation with members of the Board or senior management on matters of key importance, providing guidance and offering opinions to the Board or committees of the Board during the meetings they are asked to attend, assisting with new director orientation and continuing director education, and playing a role in sharing with, and imparting to, employees the Company’s corporate values and culture. A director emeritus will not be considered a director for any other purpose. Any person holding the position shall, however, remain subject to, among other things, the Leading With Integrity Policy and Insider Trading Policy. A director emeritus shall receive compensation and fees as may be deemed appropriate by the Board in view of his or her services to the Company. See Director Compensation beginning on page 41 for further information. Given the Board’s desire to maintain continuity with 13 directors who, as of the Annual Meeting, will have departed the Board in the past five years (including eight directors who became members of either the Knife River or Everus boards effective upon the applicable spinoff), and to continue to benefit from his counsel following the end of his term on the Board, the Board has designated Mr. Johnson as a director emeritus, effective following the Annual Meeting. The Board has determined that his long and distinguished service to the Board, including as Chair of the Board, has allowed him to accumulate deep and valuable institutional knowledge and experience based upon his history with the Company. This knowledge and experience improves the ability of the Board to provide constructive guidance and informed oversight to management. His diverse perspective and unique insights remain valuable to the Board during this period of significant transformation for the Company. The Board has also specifically considered stockholders’ feedback that suggests the Board should balance refreshment with the need to retain institutional knowledge developed over time that benefits our stockholders. The Board believes that Mr. Johnson’s designation as a director emeritus is in the best interest of the Company and its stockholders. Director On-Boarding Our on-boarding program for new directors educates new directors about the Company and the Board’s practices through the following process: • Convenes with the CEO, CFO, CLO, CHRO, CIO, CAO, and other MPC members; • Reviews the Company’s operational, financial, strategic, IR, risk management, governance, and management succession plans; • Meets periodically with the Chair of the Board and the committee chairs for an immersion into the work of the committees; • Engages in enhanced discussions with the CUO and President, WBI Energy, Inc. regarding the Company’s utility and pipeline businesses; and • Participates in various sessions specifically tailored to the individual director, taking into consideration their board experience, committee assignments, and focus areas of our business and strategy. Director Continuing Education Director education is an ongoing process, which begins when a director joins our Board. We host quarterly Board and committee presentations to keep directors appropriately apprised of key developments concerning the following topics so they can effectively carry out their oversight responsibilities: AI Audit Board Compensation Governance Legal Pipeline Regulatory Utilities We also encourage all directors to attend external continuing education programs to maintain their expertise and share takeaways with the other directors concerning these programs. We reimburse directors for reasonable expenses incurred in attending continuing education programs. Governance PROXY STATEMENT 28

Board Attendance The Board held seven meetings during 2025. Each individual director nominee attended at least 86% of the Board and committee meetings (for the committees on which the director nominee served) during 2025, and the director nominees collectively attended nearly 96% of the aggregate Board and committee meetings, in each case for the period during which the director served. The Board holds regularly-scheduled executive sessions of independent directors in conjunction with each Board meeting. Mr. Anderson, as Chair of the Board, presides at these executive sessions, as well as at Board meetings. Directors are expected to attend annual meetings. The Annual Meeting is typically scheduled in the same week as a quarterly Board meeting. All of the directors serving at such time attended the 2025 Annual Meeting. Stock Ownership Policy The Stock Ownership Policy aligns the interests of non-employee directors and executive officers with the interests of stockholders, and promotes the Company’s sound corporate governance. The non-employee directors and executive officers are expected to achieve and maintain beneficial ownership of Common Stock having a value equal to at least the guideline indicated in the table below of the remuneration payable to them from time to time. The individual guidelines established for each participant are as follows: Covered Individual Guideline Non-Employee Director 5x Annual Retainer Fee CEO 5x Annual Base Salary Rate Other Section 16 Officers (including the NEOs) 3x Annual Base Salary Rate Other Participants 1.5x Annual Base Salary Rate The following table illustrates which equity holdings count toward the Stock Ownership Policy: þ What Counts ý What Does Not Count þ Common Stock ý Unearned PSAs þ RSUs þ Shares held through the 401(k) plan þ Shares owned by a spouse or other immediate family member residing in the participant’s household Executives and non-employee directors are required to achieve compliance within five years of becoming subject to the policy. The Company measures compliance at the end of each year for a compliance determination applicable during the entire ensuing year, regardless of fluctuations in the Company’s stock price. If a person subject to this policy fails to meet the required ownership level by the applicable date, that person must hold all net shares received from future vestings, after withholding any shares needed for payment of applicable taxes, until such person is in compliance. However, if the Company’s stock price declines after a participant previously met the ownership requirement, and the decline causes the participant’s holdings to fall below the applicable guideline, the participant will not be required to purchase additional shares to meet the guideline. Instead, the participant will not be permitted to sell or transfer any shares of Company stock until they meet the guideline again, except for shares sold to satisfy tax withholding obligations from vestings of prior awards. The Governance Committee will consider a non- employee director’s failure to comply with this policy when considering that director for re- election to the Board. of directors, the CEO, and other executive officers were in compliance as of 2025 year-end (or were within the initial five-year period to achieve compliance). Governance 29 MDU RESOURCES GROUP, INC.

Retention of Outside Advisors The Board and all of its committees have authority to retain outside advisors and consultants that they consider necessary or appropriate in carrying out their respective responsibilities. The independent registered public accounting firm is retained by, and reports directly to, the Audit Committee. Similarly, the independent compensation consultant retained by the Compensation Committee to assist in evaluating executive compensation reports directly to that committee. Board and Committee Evaluations The Board and its committees engage in a robust Board and committee assessment process every year designed to elicit candid feedback regarding the areas in which the Board and its committees could improve, as described below: Item Board and Committee Assessment Cadence Annual Assessment Each director completes a separate detailed assessment to evaluate the Board and each committee on which they serve. Topics covered include, among others: • Board and committee structures, size, composition, skills, and succession planning; • The effectiveness of the Board, committees, and committee chairs; • Board strategy and operational oversight; • Board culture and dynamics, including the effectiveness of discussion and debate at Board and committee meetings; • The quality of the Board and committee agendas, meeting length, meeting frequency, and quality and volume of presentations and other meeting materials; • The appropriateness of Board and committee priorities; and • Board interactions with, and accessibility of, management. Reporting The results of the assessments are processed as follows: • The responses are reviewed and summarized and anonymously aggregated for the Chair of the Board and each of the committee chairs; and • The results of the assessments regarding Board and committee performance are reviewed and discussed during executive sessions of the Board and its committees, during which input on the performance and effectiveness of the Board and committees is solicited. Action Planning These evaluations have consistently found that the Board and its committees are operating effectively. This evaluation process has led to various refinements designed to increase the Board’s effectiveness over the past few years, including: • Ensuring that the Board and committee agendas are appropriately focused on strategic priorities; • Increasing focus on continuous board and board leadership succession planning and refreshment; and • Rotating committee and committee chair assignments periodically on a staggered basis to provide opportunities to foster diverse perspectives, develop further the depth and breadth of knowledge within the Board, and prepare the Board for future director succession. Governance PROXY STATEMENT 30

Our Board’s Oversight of Our Business The Board deeply believes that it must be fit for its purpose and provide strategic value to the Company. Oversight of business strategy is a key responsibility of the Board, and is embedded in the work of the Board and its committees. The Board believes that overseeing and monitoring strategy is a continuous process and takes a multilayered approach in exercising its duties. The Board’s oversight, and management’s execution of business strategy, are viewed with a long- term mindset and a focus on assessing both opportunities for, and potential risks to, the Company. While the Board and its committees oversee strategic planning, management is charged with developing and executing the business strategy. Management is transparent with the Board. To monitor the performance of the Company’s strategic goals, the Board maintains an open dialogue with, has regular access to, and receives ongoing updates from, management. For example, the Chair of the Board engages in regular communication and engagement with management, including ongoing dialogue with the CEO and other members of the MPC. Similarly, each of the committee chairs regularly engages with his or her respective management liaisons. Human Capital Management and Succession Planning Oversight The Board believes that the strength of the Company’s workforce is one of the significant contributors to our success as a company. One of the primary responsibilities of the Board is to ensure that the Company has a high-performing CEO and MPC. To meet that goal, the Board, the Compensation Committee, the Governance Committee, and management share responsibility for leadership development and succession planning, guided by a very intentional process: Responsible Party Oversight Area Board The Board oversees human capital management and succession planning to maximize the pool of emerging talent who can assume top management positions. In assessing potential CEO and other MPC candidates, our independent directors identify the skills, experiences, and attributes they believe are required to be an effective leader considering the Company’s business strategies, opportunities, and challenges. This process is designed to prepare the Company for both expected successions, such as those arising from anticipated retirements, as well as the unexpected loss of executives due to death, disability, or other unforeseen events. Each director has complete and open access to any member of management. Members of management, including those several levels below the MPC, are invited regularly to make presentations at Board and committee meetings and meet with directors in informal settings to allow the directors to form a more complete understanding of the executives’ skills and character. We maintain an emergency succession plan for the CEO. Succession plans for key executive roles consist of an assessment of internal candidates and external talent, as well as professional and leadership development plans for internal candidates. Compensation Committee The primary responsibility for organizational talent and development and management succession planning sits with the Compensation Committee. This includes regular reviews of executive performance, potential, and succession planning with a deeper focus than the full Board review, emphasizing career development of promising management talent. The Board made human capital management a priority through its Compensation Committee, which oversees the Company’s strategies and initiatives on employee well-being, compensation and benefits, and engagement. Governance Committee The primary responsibility for reviewing and making recommendations regarding the governance and process around CEO succession planning sits with the Governance Committee. Management The CHRO and other senior human resources leaders collaborate with functional leaders across the Company to develop and implement programs to attract, assess, and develop management- level talent for possible future senior leadership positions. For additional information on the Company’s human capital management strategies and initiatives, see our Annual Report, which is available at investor.mdu.com/financials/annual-reports/. Governance 31 MDU RESOURCES GROUP, INC.

Risk Oversight The Board has ERM oversight responsibilities. Oversight for some of these risks is assigned to the committees based on the individual risk. The Board believes establishing the right “tone at the top” that includes full and open communication between management and the Board are essential for effective risk management and oversight. The Chair of the Board meets regularly with the CEO to discuss risks facing the Company. The Chair of the Board and committee chairs meet with the CEO, CFO, and CLO to discuss risks, and presentations are made to the Board regarding risks. MPC members attend the quarterly Board meetings and are available to address questions or concerns raised by the Board on risk management- related matters. Each quarter, various MPC members present to the Board and its committees, as appropriate, concerning ERM issues and strategic matters involving our operations. Periodically, the Board receives presentations from external experts on matters of strategic importance to the Board. At least annually, the Board holds strategic planning sessions with MPC members to discuss strategies, key challenges, and risks and opportunities for the Company. To enhance oversight, the CLO conducted a survey of the Board and MPC in 2025 to identify, assess, and manage key short-term and long-term enterprise risks, and then presented the material risks and mitigation plans to the Board. The Company believes this program aids the Board’s risk oversight efforts by enabling the effective identification and management of ERM over the short, intermediate, and long-term, and incorporating these risk considerations into decision-making across the Company, to assess and manage the Company’s legal, regulatory, and other compliance obligations. In particular, the Company believes its ERM program improves decision-making by aligning risk management roles and responsibilities among the Board, its committees, and management. Our ERM program also brings together the MPC to discuss risk, promote visibility, and facilitate constructive, risk-focused dialogue relevant to the Company’s strategy and operations, and facilitates appropriate risk response strategies at all levels within the Company. The Audit Committee assists the Board in fulfilling its ERM oversight responsibilities, specifically in the areas of financial reporting, internal controls, cybersecurity, legal, regulatory compliance, and related person transactions. The Audit Committee also discusses risk assessment and ERM policies with the Board and their adequacy and effectiveness in accordance with NYSE requirements. These Audit Committee procedures include regular risk monitoring by management to update current risks and identify potential new and emerging risks, and quarterly risk reviews by management with the Audit Committee. The Audit Committee receives reports concerning the Company’s compliance program, including reports received through our anonymous reporting hotline, and receives reports and regularly meets with the Company’s external and internal auditors. In addition, the Audit Committee receives regular briefings from our CFO, CLO, CIO, and CAO. The Audit Committee reports back to the Board regarding its areas of responsibility concerning risks. The Compensation Committee considers risk in relation to the Company’s compensation and human capital policies and practices. The CHRO provides a report to the Compensation Committee each year, with the Compensation Committee’s independent compensation consultant present, concerning risk relative to the Company’s compensation programs. See CD&A beginning on page 46 for additional information concerning risk relative to the Company’s compensation programs. The Governance Committee considers risks associated with Board organization, Board membership and structure, Board and executive succession planning, and corporate governance. Management is responsible for identifying material risks, implementing appropriate risk management and mitigation strategies, and providing information regarding risk mitigation to the Board. The Company’s risk oversight framework also aligns with its disclosure controls and procedures. For example, the Company’s quarterly and annual financial statements and related disclosures are reviewed by the disclosure committee, which includes certain senior management who participate in the risk assessment process. The MPC meets bi-weekly, or more frequently as necessary, to receive reports from each business unit on safety, operations, and business development, and discuss the Company’s challenges and opportunities. Reports are also provided by the Company’s financial, human resources, legal, and EIT departments. Special presentations are made by other employees on matters that affect the Company’s operations. The Company has also developed a robust compliance program to promote a culture of compliance to mitigate risk. The program includes training and adherence to our Leading With Integrity Policy. We further mitigate risk through our internal auditing and legal departments. The Company believes that this risk oversight process is appropriate in light of the Company’s business, size, and active senior management participation, including by the CEO, in managing risk and holding regular discussions on risk with the Board and each of its three standing committees. Governance PROXY STATEMENT 32

Artificial Intelligence The Board maintains direct oversight over the Company’s AI strategy and related risks, including the responsible use of AI solutions developed internally or externally by third parties. The Audit Committee assists the Board in overseeing AI governance and risk, and provides oversight over the Company’s responsible AI policies, standards, and training. Management provides the Audit Committee with periodic updates on the Company’s AI program, including key use cases and governance guardrails designed to support business objectives responsibly while meeting customer expectations and applicable legal requirements. The Governance Committee leads efforts to make sure the Board has the appropriate skills and expertise to discharge its oversight responsibilities. The Company also maintains an AI steering committee, led by the CIO, that guides strategic decisions regarding the Company’s adoption of AI tools and initiatives. The Company also adopted an internal policy regarding generative AI applicable to all employees, and provides trainings to employees regarding the responsible use of AI. Cybersecurity We are subject to technology risks, including failures, security breaches, and cybersecurity breaches, that could harm our business. Our cybersecurity program includes the following elements: Element Strategy Benchmarking and External Engagement We benchmark our security practices against other organizations, and are active in the information security community. Third-Party Assessments We engage a range of outside experts to regularly assess our organizational security programs, processes, and capabilities. Internal Assessments We regularly test and improve our information systems through security risk and compliance reviews, tabletop exercises, user access campaigns, and other strategies. The CyROC provides management and the Audit Committee with periodic analyses, appraisals, recommendations, and pertinent information concerning cyber defense of the Company’s electronic information, EIT, operational technology systems, and utilization of AI, with regular updates from the CIO. Training and Compliance The Company has implemented a cybersecurity training and compliance program to facilitate initial and continuing education for employees who have contact or potential contact with the Company’s data. Policies, Procedures, and Practices The CIO, along with the Director of Cybersecurity and a designated team of cybersecurity professionals, are responsible for assessing and managing risks and developing and implementing policies, procedures, and practices based on the range of threats. There are processes around access management, data security, encryption, asset management, secure system development, security operations, and network and device security to provide safeguards, along with continual monitoring of various threat intelligence feeds. The Company has an incident response plan to identify, protect, detect, respond to, and recover from cybersecurity threats and incidents that is tested at least annually. The incident response plan is updated based on results of the test or as new cyber-related developments occur. The Board, MPC, and SEC financial reporting department are notified of any material cybersecurity incident through a defined escalation process, which is risk-based and specifies who is to be contacted and when at each risk level. The Audit Committee also receives periodic briefings concerning cybersecurity, information security, technology risks, and risk mitigation programs. Governance 33 MDU RESOURCES GROUP, INC.

PROXY STATEMENT 34

Leading With Integrity Policy The Company has adopted a code of business conduct, referred to as the Leading With Integrity Policy, applicable to all directors, director emeriti, executive officers, and other employees. The Company periodically reviews the Leading With Integrity Policy and revises it, as appropriate. The Leading With Integrity Policy is available at investor.mdu.com/governance/governance-documents. Any waivers of the Leading With Integrity Policy for directors and executive officers must be approved by the Board or one of its committees, and will be posted at investor.mdu.com/governance/governance-documents. There are currently no waivers of the Leading With Integrity Policy for any director or executive officer. Vendor Code of Conduct The Vendor Code of Conduct sets forth the Company’s expectations of vendors, suppliers, contractors, and subcontractors, including ethical behavior, prevention and detection of crimes, and compliance with applicable laws and regulations. The Vendor Code of Conduct is available at investor.mdu.com/governance/governance-documents. Responsible Business Oversight We are very purposeful in executing our mission. Management and the Board believe that how we achieve our purpose is just as important as the results. Stakeholders understandably want to know that the companies serving them, or that they are investing in, working for, or doing business with, are acting responsibly by valuing their employees, giving back to the communities they serve, and actively addressing the environmental impact of their operations. For these reasons, among others, we manage our business responsibly. The Company’s responsible business strategy is embedded in its overall strategy. Therefore, the Board recognizes that to drive long-term stockholder value, we must create value for all stakeholders, including customers, employees, business partners, and the communities we serve. Given the Board’s focus on its oversight of the Company’s responsible business strategy, it embedded relevant responsibilities in each of its standing committees, with safety sitting with the full Board because of its paramount significance to the business. The Board receives updates from each of the committee chairs at each quarterly meeting. The Company is committed to strong corporate governance aligned with stockholder interests. See Our Board of Directors beginning on page 23 for further information on the Company’s governance practices and policies. Inspired by engagement with our stakeholders, the Company publishes an annual Impact Report. The Impact Report provides details on our responsible business strategy, consistent with SASB, TCFD, EEI, and AGA reporting standards. We recognize, however, that this is a journey. We view public reporting as an ongoing process and expect our disclosures to continue to evolve over time. This process will be more evolutionary than revolutionary, but our goal is to make progress each year. For additional information regarding our responsible business strategy and Board oversight, see our Impact Report, which is available at mdu.com/ responsiblebusiness/. Governance 35 MDU RESOURCES GROUP, INC.

The Company has adopted the following policies related to its responsible business strategy: Policy Purpose Accident Incident Response Investigation Reporting Policy Sets out certain priorities, including operating in a safe and responsible manner, conducting investigations, and reporting accidents. Corporate Governance Guidelines Sets out guidelines and certain priorities, including director independence, qualifications, responsibilities, compensation, stock ownership, orientation and education, CEO succession, and evaluation of the CEO, Board, and Board Committees. Employee Safety Policy Sets out certain occupational health and safety priorities, including the integration, responsibility, and accountability of health and safety into all workplace activities. Environmental Policy Sets out certain natural resources priorities to minimize the environmental impact of the Company’s activities. Equal Employment Opportunity Policy Sets out commitment to the philosophy of Equal Employment Opportunity and dedication to the achievement of equality of opportunity for all employees and applicants for employment. Harassment Policy Sets out priority to create and maintain a positive work environment, free of all forms of harassment, including sexual harassment. Human Rights Policy Sets out certain priorities, including conducting the Company’s operations in a way that promotes the health and safety of employees and neighbors, safeguards the environment, creates a sustainable positive impact on the communities we serve, and respects human rights and the dignity of all people. Incentive Compensation Recovery Policy Sets out priority to recover certain executive incentive-based compensation in the event of an accounting restatement. Insider Trading Policy Sets out certain priorities, including the prevention of securities transactions that constitute insider trading of the Company’s securities or the securities of its customers, suppliers, competitors, joint venture partners, or proposed acquisitions, and the filing of reports with the SEC by directors and certain officers of the Company when they trade in the Company’s securities. Leading with Integrity Policy Sets out certain priorities, including ethical behavior by all directors, officers, and employees, fair business practices, prompt reporting of any actual or suspected unlawful or unethical conduct, a work environment free from fear of retaliation, protection of all confidential and proprietary information, and compliance with all laws, rules, and regulations. Prevention of Violence in the Workplace Policy Sets out priority to ensure a safe and secure working environment. Stock Ownership Policy Sets out the priority that each non-employee director and executive officer maintain a specified investment in the Common Stock for the purpose of aligning the interests of non- employee directors and executive officers with the interests of stockholders, and promotes the Company’s commitment to sound corporate governance. Vendor Code of Conduct Sets out certain expectations of vendors, including ethical business practices, workplace safety, environmental stewardship, and compliance with applicable laws and regulations. These policies are available at investor.mdu.com/governance/governance-documents. Governance PROXY STATEMENT 36

Stockholder Engagement Why We Engage The Board’s relationship with stockholders is an important part of the Company’s success. The Board believes it is important to foster long- term relationships with stockholders and understand their perspectives. The Board has a long tradition of engaging with stockholders. The Board values an open dialogue with stockholders, and believes that regular communication is a critical part of the Company’s long-term success. Through these activities, the Board discusses the Company’s corporate governance, executive compensation programs, responsible business practices, and other topics of interest to stockholders. We also closely monitor policies and focus areas for stockholders. These engagement efforts allow the Board to better understand stockholders’ priorities and perspectives and provide the Board with useful input concerning the Company’s compensation, corporate governance, and responsible business practices. The Board is committed to: • Accountability. Drive and support leading corporate governance and responsible business practices. • Transparency. Maintain high levels of transparency on a range of corporate governance and responsible business issues to build trust. • Engagement. Proactively engage with stockholders and proxy advisory firms on a range of topics to sustain a two-way dialogue and identify emerging trends and issues to inform the Board’s thinking and approach. This governance-focused stockholder engagement program complements the ongoing dialogue throughout the year among stockholders and the CEO, CFO, and Treasurer on our financial and strategic performance. Who We Engage During the 2025 governance-focused stockholder engagement cycle, the CEO (who also serves as a director), CFO, and CLO met individually with stockholders representing over 30% of our total shares outstanding, as well as proxy advisory firms (and, more broadly, we had some touchpoint with stockholders representing over 51% of our total shares outstanding). Governance 37 MDU RESOURCES GROUP, INC.

Governance-Focused Engagement Topics • AI Governance • Board Oversight of Long-Term Strategy • Board Assessment Process • Board Refreshment • Executive Compensation • Environmental Stewardship • Management Succession We had discussions regarding executive compensation and our 2025 Say-on- Pay vote as part of our 2025 stockholder engagement cycle, and took into account the views of stockholders regarding the design and effectiveness of our executive compensation program. The Compensation Committee will continue to assess the executive compensation program against changing business conditions and stockholder feedback. How We Have Been Responsive To Engagement The CLO shares the feedback gained from our stockholder engagement meetings with the Governance Committee and the Board, as well as compensation-specific feedback with the Compensation Committee. We have taken a number of actions based on stockholder feedback to strengthen our governance practices, responsible business strategy, and disclosure. For example, the Company began presenting its Impact Report consistent with TCFD reporting standards, including a climate scenario analysis in connection with its electric generation resources. This example evidences our continued dedication to remain responsive concerning stockholder concerns. Please continue to share your thoughts or concerns at any time. The Board has established a process to facilitate stockholder communications with the Board, as described below. “We value stockholders’ feedback. Our governance- focused stockholder engagement program is designed to solicit and address stockholders’ questions and comments, and share them with the Board. We are committed to being responsive to stockholders' concerns.” Dennis W. Johnson(1) Governance Committee Chair (1) Mr. Johnson will be retiring from the Board when his term expires at the conclusion of the Annual Meeting per the Corporate Governance Guidelines, and has been designated a director emeritus for a one-year term following the Annual Meeting. Communications With Our Board Stockholders and other interested parties who wish to communicate directly with the independent directors of the Board should send a letter to the Board. The Procedures for Communications with the Board are available at investor.mdu.com/governance/governance-documents. The CLO will review all correspondence and forward to the Board or an individual director a summary of the correspondence received and copies of correspondence that the CLO determines is required to be directed to the attention of the Board or such individual director. The CLO may sort or summarize the communications as appropriate and, depending on the nature of the communication, the correspondence will either be forwarded or periodically presented to the Board. Communications that are personal grievances, commercial solicitations, customer complaints, or that contain inappropriate or offensive content will not be communicated to the Board or any director or committee. The Board or any individual director may at any time request copies and review all correspondence received by the CLO that is intended for the Board or such individual director. Governance PROXY STATEMENT 38

Committees Audit Douglas W. Jaeger(1) Chair Other Members: Dosch(1) Kelley Miller Patel Anderson (Ex Officio) 2025 Meetings: 9 Key Oversight Responsibilities • Appoints the independent auditors • Approves the independent auditors’ compensation • Assists the Board in fulfilling its oversight responsibilities in the following areas: accounting policies and practices; financial statements; legal and regulatory compliance; risk management; cybersecurity; AI governance; independent auditors’ qualifications, independence, and performance; internal auditors’ qualifications, performance, and compensation; and Leading With Integrity Policy compliance • Establishes procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting and audit controls, and auditing matters • Reviews and discusses policies, procedures, and controls used to prepare the Impact Report and oversees third-party assurance, if any, related to the Company’s responsible business strategy This committee consists of five independent directors, and an Ex Officio Member, as independence is defined under the NYSE rules applicable to audit committee members. All of the members meet the financial literacy requirements under the NYSE rules. The Board determined that Messrs. Dosch and Jaeger qualify as “Audit Committee Financial Experts,” as defined by the rules under the Exchange Act, through their experience as CEOs, where they each analyzed financial statements and supervised the finance and accounting professionals responsible for financial statements and internal controls over financial reporting. See Audit Committee Report beginning on page 86 for further information. (1) Audit Committee Financial Expert Compensation Marian M. Durkin Chair Other Members: Anderson Johnson(1) 2025 Meetings: 7 Key Oversight Responsibilities • Determines compensation for CEO and other executive officers • Approves all equity compensation • Assesses risk in relation to the Company’s compensation policies and practices • Administers the Company’s compensation plans • Reviews and makes recommendations to the Board concerning human capital matters, including executive development and succession • Reviews non-employee directors’ compensation and makes recommendations to the Board concerning the form and amount of non-employee directors’ compensation • Reviews relevant responsible business factors in its oversight of compensation and human capital matters, including but not limited to performance measures under the EICP and LTIP This committee consists of three independent directors, as independence is defined under the NYSE rules applicable to compensation committee members. See Procedures for Determining Compensation beginning on page 51, and the Compensation Committee Report on page 62 for further information. (1) Mr. Johnson will be retiring from the Board when his term expires at the conclusion of the Annual Meeting per the Corporate Governance Guidelines, and has been designated a director emeritus for a one-year term following the Annual Meeting. The Board has appointed Mr. Kelley to the Compensation Committee, effective following the Annual Meeting and Mr. Johnson’s retirement. Governance 39 MDU RESOURCES GROUP, INC.

Governance Dennis W. Johnson(1) Chair Other Members: Anderson Durkin Jaeger 2025 Meetings: 5 Key Oversight Responsibilities • Oversees corporate governance matters affecting the Company, including developing and recommending criteria and policies relating to director service and tenure • Establishes criteria for Board candidates and selects new director nominees to recommend to the Board • Reviews the Proxy Statement • Considers the re-nomination of existing directors after it conducts an annual review of each director’s qualifications, experience, and independence • Reviews membership on the Board committees and, after consultation with the CEO and Chair of the Board, makes recommendations to the Board annually regarding committee, and committee chair, assignments • Reviews trends and governance with regard to non-employee directors’ compensation • Oversees the Company’s responsible business strategy and reviews and considers related public reporting, including the Impact Report This committee consists of four independent directors, as independence is defined under the NYSE rules. Stockholders who wish to recommend candidates for Board membership may contact the Governance Committee in the manner described under Communications with Our Board on page 38. Stockholder nominations must be made according to the procedures required under, and within the timeframe described in, the Bylaws and under Deadlines and Procedures for Nominations and Stockholder Proposals for the 2027 Annual Meeting on page 92. Stockholder-recommended candidates will be evaluated by the Governance Committee in the same manner as the Company’s other nominees. (1) Mr. Johnson will be retiring from the Board when his term expires at the conclusion of the Annual Meeting, and has been designated a director emeritus for a one-year term following the Annual Meeting per the Corporate Governance Guidelines. The Board has appointed Mr. Anderson as the Governance Committee Chair, effective following the Annual Meeting and Mr. Johnson’s retirement. Governance PROXY STATEMENT 40

Director Compensation This discussion relates to the compensation we pay to non-employee directors. We do not pay additional compensation to any director for service on the Board or any committee who is simultaneously a Company employee. Key Principles of Director Compensation Program The Company compensates its non-employee directors for their service according to the following principles: Category Description Pay Position The pay position of our non-employee directors’ compensation is within a reasonable range of the Company’s peer group reference points. Peer Groups When establishing reference points for market comparisons of our non-employee directors’ compensation program, we consider the peer group used for our executive compensation purposes. See Benchmarking Approach beginning on page 51 for more information on our peer group. Pay Evaluation Perspective When assessing the competitive position of our non-employee directors’ compensation program, the primary focus is the total targeted compensation opportunity. Pay Mix Our non-employee directors’ compensation program consists of a mix of cash and equity, with an emphasis on equity. Differentiation Non-employee directors receive additional compensation for leadership positions on the Board, including the Chair of the Board and committee chair roles. Stock Ownership Our Stock Ownership Policy further aligns our directors with our stockholders’ interests, with compliance measured annually, as described further in Stock Ownership Policy on page 29. Deferral and Diversion Opportunities Non-employee directors may elect to defer or divert all or a portion of their annual retainer fee and/or committee chair retainers in the form of phantom stock with dividend accruals or Common Stock, respectively. Regular Review The Governance Committee and Compensation Committee conduct annual reviews of governance practices and trends in directors’ compensation, and the amount and form of non- employee directors’ compensation, respectively. 41 MDU RESOURCES GROUP, INC.

Components of Director Compensation Program The Company’s non-employee directors were paid the following fees in 2025: Fee Amount ($) Form of Payment Annual Retainer 110,000 Cash(1) Committee Chair Retainer Audit 20,000 Compensation(2) 20,000 Governance 15,000 Chair of the Board Retainer(3) 95,000 Annual Stock Award(4) 150,000 Stock Additional Stock Award for Chair of the Board(4) 25,000 (1) Directors may (a) defer all or a portion of the fee in the form of phantom stock with dividend accruals, which is paid in cash over a five-year period after the director leaves the Board, or (b) divert all or a portion of the fee to Common Stock. (2) The Compensation Committee Chair cash retainer was increased from $15,000 to $20,000, effective June 1, 2025. (3) The Chair of the Board cash retainer was reduced from $100,000 to $95,000, effective June 1, 2025. The Chair of the Board receives no additional compensation for service as a committee chair, if applicable. The Vice Chair of the Board, if applicable, receives no additional compensation for service as Vice Chair of the Board. (4) The annual stock award for non-employee directors is for the director’s service provided during the calendar year. The award is granted as fully-vested stock in November each year following the regularly-scheduled Board meeting. Directors serving less than a full year receive a prorated stock award based on the number of months served in the applicable calendar year. There are no meeting fees paid to the directors. Directors are reimbursed for all reasonable travel expenses, including spousal expenses, in connection with attendance at in-person Board and committee meetings. For all compensation periods through and including 2025, none of our current directors have previously elected to defer all or a portion of any prior annual retainer, committee chair retainer, or Chair of the Board retainer into phantom stock. Mr. Johnson will be retiring from the Board when his term expires at the conclusion of the Annual Meeting per the Corporate Governance Guidelines, and has been designated a director emeritus for a one-year term following the Annual Meeting. As a director emeritus, he will be entitled to the same compensation as directors, excluding benefits. Governance Director compensation is reviewed annually by the Compensation Committee. The Compensation Committee’s independent compensation consultant provided an analysis of the Company’s director compensation for 2025 based on research on market trends in director compensation, as well as a review of director compensation practices of companies in the revised compensation benchmarking peer group applicable to the Company after the spinoff of Everus. The Compensation Committee and Board reviewed the Compensation Committee’s independent compensation consultant’s report and made no changes to the annual compensation of non-employee directors, but did reduce the additional cash retainer for the Chair of the Board from $100,000 to $95,000 and increased the Compensation Committee Chair’s retainer from $15,000 to $20,000, in each case effective June 1, 2025. Director Compensation PROXY STATEMENT 42

Director Compensation

2025 Director Compensation

The amounts paid to each non-employee director for 2025, including amounts deferred under the DDCP, and the stock awards granted to each non-employee director are reported below:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Anderson	171,667	166,667	114	338,448
Dosch	110,000	150,000	114	260,114
Durkin	121,667	150,000	114	271,781
Jaeger	130,000	150,000	3,714	283,714
Johnson	160,417	160,417	5,114	325,948
Kelley(3)	45,833	62,500	38	108,371
Miller(3)	45,833	62,500	38	108,371
Patel(4)	73,333	100,000	67	173,400
Wang(5)	45,833	62,500	48	108,381

(1) All stock awards are measured in accordance with FASB ASC 718. The grant date fair value is based on the closing Common Stock price on the grant date of November 13, 2025, which was $20.62 per share for all directors with the exception of Ms. Wang. The grant date fair value of Ms. Wang's award is based on the closing Common Stock price on the grant date of November 17, 2025, which was $20.44 per share. The stock awards for each of Messrs. Anderson and Johnson were prorated based on each of their partial year of service as Chair of the Board during 2025.

(2) Includes group life insurance premiums (i.e., $100,000 policy on each non-employee director for the benefit of the non-employee director's beneficiaries during the time the director serves on the Board), and matching charitable donations for directors who contributed to the Company's Good Government Fund made on behalf of the director.

(3) Mr. Kelley and Ms. Miller were elected to the Board in August 2025. The amounts are prorated for their partial year of service during 2025.

(4) Ms. Patel was elected to the Board in May 2025. The amounts are prorated for her partial year of service during 2025.

(5) Ms. Wang served on the Board through the 2025 Annual Meeting. The amounts are prorated for her partial year of service during 2025.

43 MDU RESOURCES GROUP, INC.

Our Executive Officers Our executive officers, including their ages as of April 1, 2026, and their business experience during the past five years is as follows: Name Age Positions Nicole A. Kivisto 52 Ms. Kivisto has served as President and Chief Executive Officer and a director since January 2024. Prior to that, she was President and Chief Executive Officer of Montana-Dakota Utilities Co., Cascade Natural Gas Corporation, and Intermountain Gas Company from January 2015 through January 2024. Dyke A. Boese 53 Mr. Boese has served as Chief Information Officer since January 2025. Prior to that, he was Director of Enterprise Infrastructure and Operations from December 2020 through January 2025. Anthony D. Foti 43 Mr. Foti has served as Chief Legal Officer and Corporate Secretary since October 2024. Prior to that, he served in several roles of increasing responsibility at Foot Locker, Inc. (NYSE: FL) (global retail company) (acquired by DICK’S Sporting Goods, Inc. in September 2025) since October 2014, including Senior Vice President, Deputy General Counsel and Corporate Secretary since July 2023; Vice President, Deputy General Counsel and Assistant Secretary from April 2022 through June 2023; Associate General Counsel and Assistant Secretary from March 2021 through March 2022; and Associate General Counsel from October 2014 through February 2021. Rob L. Johnson 64 Mr. Johnson has served as President, WBI Energy, Inc. since June 2023. Prior to that, he was Executive Vice President-Commercial of WBI Energy, Inc. from January 2021 through June 2023, and Vice President- Commercial of WBI Energy, Inc. from May 2014 through January 2021. Anne M. Jones 62 Ms. Jones has served as Chief Human Resources, Safety, and Administration Officer since January 2025. Prior to that, she was Vice President and Chief Human Resources Officer from November 2021 through January 2025; and Vice President-Human Resources from January 2016 through October 2021. Garret Senger 65 Mr. Senger has served as Chief Utilities Officer since January 2024. Prior to that, he was Executive Vice President-Regulatory Affairs, Customer Service, and Administration from June 2018 through December 2023. Stephanie A. Sievert 54 Ms. Sievert has served as Chief Accounting and Regulatory Affairs Officer since January 2025. Prior to that, she was Vice President, Chief Accounting Officer, and Controller from September 2017 through January 2025. Jason L. Vollmer 49 Mr. Vollmer has served as Chief Financial Officer since September 2017. Prior to that, in addition to serving as Chief Financial Officer, he also served as Vice President from September 2017 through January 2025, and Treasurer from September 2017 through October 2020 and June 2023 through January 2025. PROXY STATEMENT 44

PROPOSAL Advisory Vote to Approve NEO Compensation 2 R The Board recommends a vote FOR this proposal. In accordance with the requirements of Section 14A of the Exchange Act and the related SEC rules, our stockholders have the opportunity to cast a Say-on-Pay vote. We currently hold our Say-on-Pay vote every year, consistent with the preference previously expressed by a majority of our stockholders at the 2023 Annual Meeting. Unless the Board modifies this policy, the next Say-on-Pay vote following the 2026 Annual Meeting will be held at our 2027 Annual Meeting. As described in detail in the CD&A beginning on page 46, our compensation program is designed to attract, motivate, and retain talented executives responsible for leading our strategic priorities and, in turn, deliver value to our stockholders. Our executive compensation program ties compensation closely to the Company’s performance. A significant portion of the NEOs’ compensation is tied to the Company’s performance, and we believe this compensation structure closely aligns our executives’ and stockholders’ interests. The higher an executive’s position, the greater percentage of their compensation is tied to the Company’s performance. In the 2025 Proxy Statement, we noted that, following the transformational period for the Company, including the impact of the separation of our construction materials and contracting business, Knife River, in 2023, and our construction services business, Everus, in 2024, the Compensation Committee returned to its prior practice before the spinoffs of granting a mix of PSA and RSU awards in 2025. This does not represent any change in executive compensation philosophy. In addition, the comprehensive compensation approval and goal setting conducted by the Compensation Committee reflects the strategic focus of the organization. All NEOs are subject to the same enterprise-wide financial and customer-focused performance goals under the EICP, and cumulative adjusted EPS and rTSR goals under the PSAs, to encourage and reward performance aligned with the Company’s long-term strategy, aligned with stockholders’ interests. As part of our 2025 stockholder engagement cycle, we had individual discussions regarding executive compensation with stockholders representing over 30% of our total shares outstanding, and proxy advisory firms, and more broadly, we had some touchpoint with stockholders representing over 51% of our total shares outstanding. See Stockholder Engagement beginning on page 37 for more details on our stockholder engagement program. We took into account the views of stockholders regarding the design and effectiveness of our executive compensation program for 2025. The Compensation Committee will continue to assess the executive compensation program against changing business conditions and stockholder feedback. We believe stockholders should read the CD&A beginning on page 46, and the compensation tables beginning on page 63, in determining whether to vote in favor of this proposal. Stockholders are being asked to approve the following resolution at the Annual Meeting: “RESOLVED, that the Company’s stockholders approve, on an advisory basis, the compensation of our NEOs, as disclosed in the Company’s Proxy Statement for the Annual Meeting pursuant to the SEC’s compensation disclosure rules, including the CD&A, the SCT, and the other related tables and disclosures.” As an advisory vote, this proposal is not binding on the Company, the Compensation Committee, or the Board. However, the Compensation Committee and the Board value the opinions expressed by stockholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding our NEOs. 45 MDU RESOURCES GROUP, INC.

Executive Compensation Compensation Discussion and Analysis This CD&A provides information on our executive compensation program, including our compensation philosophy, which focuses on rewarding employees for their roles in executing our performance against both our annual operating plan and long-term strategy. While the principles underlying this philosophy extend throughout our organization, this CD&A primarily covers the compensation of our NEOs. The targets and goals disclosed in this CD&A are for the limited context of our compensation programs, and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements in other contexts. For 2025, our NEOs are the executive officers named below: Table of Contents 46 2025 Highlights 48 Say-on-Pay Stockholder Vote 48 Compensation Program Design and Structure 50 Key Compensation Governance Practices 51 Procedures for Determining Compensation 53 Compensation Mix 58 Benefits 60 Key Compensation Governance Policies Nicole A. Kivisto Jason L. Vollmer Garret Senger Anthony D. Foti Rob L. Johnson President and Chief Executive Officer Chief Financial Officer Chief Utilities Officer Chief Legal Officer and Corporate Secretary President, WBI Energy, Inc. 2025 Highlights Our New Day as a Regulated Energy Business 2025 represented a defining milestone for MDU Resources, as we completed our first full year operating exclusively as a regulated energy business. In alignment with our CORE strategy, we are a more focused, simplified enterprise centered on providing essential energy services and pipeline infrastructure. The result is a business model built for consistent performance and steady growth in stockholder value. During 2025, we advanced $792 million of capital investment, strengthening system reliability, expanding customer-serving infrastructure, and placing new assets into service. These investments, including the addition of a 49% ownership interest in the Badger Wind Farm, contributed to double-digit utility rate base growth, and reinforced the stability of our earnings profile. Our expanded five-year capital investment plan supports continued infrastructure modernization and underpins our long-term earnings growth objectives. Our business mix based on the Company’s reportable segment earnings in 2025 was: PROXY STATEMENT 46

2025 Performance-Based Compensation Outcomes The Compensation Committee is committed to performance-based compensation. The Compensation Committee has a history of setting challenging performance goals. The 2025 performance-based compensation paid to our NEOs reflects our strong performance against financial and customer-focused goals. Notable performance-based compensation outcomes for 2025 include the following, each of which is disclosed in greater detail within this CD&A: EICP Awards During 2025, the Company’s strategic focus was on executing its CORE strategy, which is reflected in the performance- based executive compensation. EICP payouts are earned only when we achieve or exceed our goals, and awards are subject to negative discretion when appropriate to align management’s payouts with stockholders’ expectations. Consistent with our pay-for-performance philosophy, the Compensation Committee established demanding financial and customer-focused performance goals for 2025, which included: Strategic Imperative Performance Metric Weight (%) C Customers and Community Customer Satisfaction 10 Operational Excellence Reliability 10 R Returns Focused Financial 70 E Employee Driven Safety 10 The Company achieved maximum performance results for the Customer Satisfaction and Reliability goals, and above target performance results for the Financial and Safety goals. As a result, each of the NEOs earned 126.4% payouts, in each case as a percentage of their individual target incentive. LTI Awards During 2025, the Compensation Committee granted LTI awards to each of the NEOs in a combination of PSA awards (70%), to incentivize the execution of the Company’s long-term strategy, and RSU awards (30%), to incentivize executive retention, in each case, for the benefit of the Company’s stockholders. LTI Awards Performance Goals Performance Period / Vesting PSA Awards 50% Three-Year Cumulative Adjusted EPS, and 50% Three-Year rTSR Three years (vest between 0% to 200% depending on the achievement of the performance measures) RSU Awards N/A Three-Year Cliff See LTI beginning on page 56 for further information. The LTI award granted to executives, including the NEOs, in 2023, which vested on December 31, 2025, was granted in the form of RSUs instead of the traditional mix of PSA and RSU awards (as the Compensation Committee deemed appropriate in 2023 with the then-pending Knife River spinoff). The Compensation Committee believed this was an appropriate and balanced approach to address the Company’s executive compensation requirements during this transformational period. The Compensation Committee is committed to fostering a pay-for-performance culture, and given the completion of the spinoffs of each of Knife River and Everus, returned to granting a mix of PSA and RSU awards in 2025, consistent with its executive compensation philosophy. See Stock Vested in 2025 on page 67 for the number of shares vested and their value at vesting. Executive Compensation 47 MDU RESOURCES GROUP, INC.

Say-on-Pay Stockholder Vote At our 2025 Annual Meeting, nearly 93% of shares voted on the Say-on-Pay proposal supported our executive compensation program. The Compensation Committee considered the results of the 2025 Say-on-Pay vote, and our stockholders’ strong support of our executive compensation program in reviewing the program for 2026. Additionally, we had discussions with stockholders representing over 30% of our total shares outstanding, and proxy advisory firms, regarding executive compensation as part of our 2025 stockholder engagement cycle (and, more broadly, we had some touchpoint with stockholders representing over 51% of our total shares outstanding), and we took into account stockholders’ views regarding the design and effectiveness of our executive compensation program. See Stockholder Engagement beginning on page 37 for more details on our stockholder engagement program. In light of the support and feedback received during our 2024 stockholder engagement cycle and the Company’s successful completion of the spinoffs of Knife River and Everus in connection with our transition to a pure-play regulated energy business, the Compensation Committee has returned to its prior practice before the spinoffs of granting a mix of PSA and RSU awards in 2025, which further aligns the program with the Company’s long-term strategy and stockholder expectations. The Compensation Committee will continue to assess the executive compensation program against changing business conditions and stockholder feedback. Our Say-on-Pay vote is currently held every year, consistent with the preference expressed by a majority of our stockholders. Compensation Program Design and Structure Pay-for-Performance Compensation Philosophy The centerpiece of our compensation program is our pay-for-performance philosophy that aligns incentive compensation payouts with the achievement of our annual operating plan and long-term strategy, and consequently stockholder value. This is showcased at senior levels of the Company—particularly the CEO—for whom most compensation is tied to the achievement of metrics driving the Company’s operations and stock performance. The majority of the 2025 executive compensation is performance-based with 80% of the CEO’s and on average 63% of the other NEO’s compensation being at risk. EICP awards are paid and PSA awards are earned only when we achieve or exceed our goals, and the value of RSUs fluctuate based on stock price performance. EICP payouts and PSA vestings are subject to negative discretion when appropriate to align management’s compensation with stockholder expectations regarding performance. The performance goals set by the Compensation Committee are directly linked to the Company’s strategy to focus executives on elements that drive business success and create stockholder value. Executive Compensation PROXY STATEMENT 48

Roles in Setting Compensation, Establishing Goals, and Evaluating Performance Party Roles and Responsibilities Compensation Committee The Compensation Committee’s purpose is to provide oversight of the executive compensation programs and practices as well as human capital management. Throughout the year, the Compensation Committee Chair, the Chair of the Board, and the Compensation Committee meet with management, and privately with their independent compensation consultant, to review performance against the established performance goals, discuss developments and emerging trends, review recommendations concerning the executive compensation design, components, and equity awards for each executive, and review human capital management issues. Independent Compensation Consultant The Compensation Committee retains a nationally-recognized compensation consultant that is independent based on standards promulgated by the SEC. The Committee assessed its compensation consultant’s independence and concluded that no conflict of interest exists that would prevent it from serving as an independent compensation consultant. The independent compensation consultant reports directly to the Compensation Committee, meets periodically with the Compensation Committee privately without management present, and regularly communicates privately with the Compensation Committee Chair. Each year, the independent compensation consultant reviews the CEO’s compensation and compares it to benchmarks of peer companies. In addition, the independent compensation consultant annually reviews and makes recommendations regarding the compensation program for non-employee directors. Management Management is involved in various aspects of developing the executive compensation program. The CHRO works with the CEO to develop compensation recommendations for all executive officers and other key employees, other than the CEO, and the CEO reviews the proposals with the Chair of the Board and Compensation Committee Chair, who provide feedback before any recommendations are presented to the Compensation Committee for its review. The CHRO also prepares a report on risk in relation to the Company’s compensation policies and practices. The MPC provides feedback on human capital initiatives and the report on risk in relation to the Company’s compensation policies and practices. The CLO also attends all Compensation Committee meetings and participates in some of the discussions and preparations. Executive Compensation 49 MDU RESOURCES GROUP, INC.

Executive Compensation

Key Compensation Governance Practices

What We Do	What We Don't Do
✓ **At Risk Compensation.** The EICP is tied to demanding financial and customer-focused performance measures intended to reward the NEOs for the accomplishment of these goals. LTI awards are granted in a combination of PSAs (70%) and RSUs (30%). PSAs vest only if the Company achieves its performance goals, cumulative adjusted EPS and rTSR, in each case measured over the three-year performance period. RSUs cliff vest after three years if the NEO remains employed by the Company.	✗ **No In-Flight Performance Metric or Performance Target Changes.** The Compensation Committee does not make changes to performance metrics or performance targets during performance cycles.
✓ **Independent Compensation Consultant.** The Compensation Committee retains an independent compensation consultant to evaluate executive compensation plans and practices.	✗ **No Employment Agreements or Severance Benefits.** All our executives are employed at-will and none have employment agreements providing for severance (other than the CIC Severance Plan).
✓ **Stockholder Engagement Program.** The Company conducts proactive stockholder and proxy advisory firm engagement outreach to solicit feedback.	✗ **No Perquisites.** Executives do not receive perquisites that materially differ from those available to employees in general.
✓ **Competitive Compensation.** Executive compensation opportunities reflect individual performance and experience, internal equity, competitive market, and the Company's performance.	✗ **No Stock Options.** The Company does not grant stock options.
✓ **Balanced Mix of Pay Components.** The combination of annual cash and long-term equity-based compensation reduces the risk that an executive will take short-term action to the detriment of long-term results.	✗ **No Hedging.** Executives are not allowed to hedge Company securities.
✓ **Mix of Financial and Customer-Focused Goals.** The EICP utilizes a combination of demanding but achievable financial and customer-focused goals to measure performance, which prevents overemphasis on a single metric. No EICP payouts are made unless applicable goals are achieved. This encourages our executives to manage the business without pressuring them to take undue risks in order to obtain a payout.	✗ **No Pledging.** Executives are not allowed to pledge Company securities in margin accounts or as collateral for loans.
✓ **Annual Say-on-Pay Vote.** Our Say-on-Pay vote is currently held every year, consistent with the preference expressed by a majority of our stockholders.	✗ **No Tax Gross-Ups.** Executives do not receive tax gross-ups on their compensation (other than for nominal service awards and gift certificates like all other employees).
✓ **Mitigate Undue Compensation Program Risks.** Risks related to our compensation programs are regularly reviewed through an annual compensation risk assessment.	✗ **No Excessive Change in Control Severance Payments.** We do not pay change in control cash severance payments that exceed 3x base salary and target incentive compensation.
✓ **Insider Trading Policy.** The Insider Trading Policy prohibits the trading of Company securities while in possession of material non-public information.	✗ **No Unrestricted Sales or Purchases of Securities.** The Insider Trading Policy places certain restrictions on the purchase and sale of securities.
✓ **Stock Ownership Policy.** The Company imposes and monitors a meaningful Stock Ownership Policy.	✗ **No Cash Dividends on Unvested LTI.** We do not pay cash dividends on PSA or RSU awards, unless and until vested.
✓ **Clawback Policy.** The Clawback Policy generally provides for the recovery of certain incentive-based compensation in the event of an accounting restatement.	✗ **No Excessive Risk Taking.** Our EICP payouts and LTI awards are capped to discourage inappropriate risk taking.
	✗ **No Single Trigger Change in Control Provisions.** Our LTI includes a double trigger provision in the case of a change in control.

PROXY STATEMENT 50

Procedures for Determining Compensation Setting Compensation, Establishing Goals, and Evaluating Performance The Compensation Committee continued to focus its 2025 compensation decisions on aligning the NEOs’ interests with those of our stockholders and the performance of the Company. Its process for governing compensation during 2025 included the following activities at its scheduled meetings: Throughout the year, the Compensation Committee Chair, Chair of the Board, and Compensation Committee members meet with management, and privately with its independent compensation consultant, to review performance against established goals, discuss developments and emerging trends, review feedback from stockholder engagement meetings regarding the compensation program, and received regular Human Capital updates at meetings. Benchmarking Approach The Compensation Committee uses peer group data to assess the competitiveness of total direct compensation awarded to our executives. The Compensation Committee reviews the peer group annually and refreshes it as needed. In an effort to align the peer group with the Company following the spinoff of Everus in 2024, the Compensation Committee reviewed various companies with approximately 0.5 to 3x the Company’s revenue within the regulated utilities and pipeline industries to update the 2025 compensation peer group used to evaluate executive compensation. Executive Compensation 51 MDU RESOURCES GROUP, INC.

Removed Companies Ameren Corporation Dycom Industries, Inc. MYR Group Inc. APi Group Corporation EMCOR Group, Inc. Primoris Services Corporation CMS Energy Corporation Evergy, Inc. WEC Energy Group, Inc. Comfort Systems USA, Inc. KBR, Inc. Added Companies ALLETE, Inc. MGE Energy, Inc. Spire Inc. DT Midstream, Inc. Northwest Natural Holding Company TXNM Energy, Inc. Equitrans Midstream Corporation Northwestern Energy Group, Inc. IDACORP, Inc. ONE Gas, Inc. 2025 Compensation Benchmarking Peer Group ALLETE, Inc. IDACORP, Inc. ONE Gas, Inc. Alliant Energy Corporation MGE Energy, Inc. Pinnacle West Capital Corporation Atmos Energy Corporation New Jersey Resources Corporation Portland General Electric Company Avista Corporation NiSource Inc. Southwest Gas Holdings, Inc. Black Hills Corporation Northwest Natural Holding Company Spire Inc. DT Midstream, Inc. Northwestern Energy Group Inc. TXNM Energy, Inc. Equitrans Midstream Corporation OGE Energy Corp. One goal of the Compensation Committee is to provide competitive total compensation opportunities for the NEOs that vary with Company performance. The Compensation Committee uses the peer group benchmark information as a reference point in evaluating executive compensation, assessing the competitiveness of total direct compensation awarded to our executives, and designing compensation plans and benefits. It does not, however, attempt to match the compensation of each executive position in the Company precisely with that of an equivalent position in the peer group. In general, the Compensation Committee looks to position an executive’s total compensation near the median of comparable positions at peer companies. The Compensation Committee also considers other factors, including performance, responsibility, experience, tenure, internal equity, and market positioning, when determining compensation. In an effort to more closely align the peer groups used for compensation, LTI, and financial reporting purposes, the peer group was further refined in 2025 to reflect the peer companies utilized for measuring rTSR performance, as disclosed in LTI beginning on page 56. This refinement resulted in removing ALLETE, Inc., DT Midstream, Inc., and Equitrans Midstream Corporation from the peer group, and adding Chesapeake Utilities Corporation, National Fuel Gas Company, and Otter Tail Corporation to the peer group. Executive Compensation PROXY STATEMENT 52

Compensation Mix The Compensation Committee seeks to align the compensation program with both our business strategy and our stockholders’ interests. Our executive compensation program includes both a mix of annual and long-term, as well as cash and equity, compensation. As reflected in the charts below, for 2025, 80% of the CEO’s target compensation mix, and 63%, on average, of the other NEOs’ target compensation mix, was at risk. CEO’s Annual 2025 Target Compensation Average of Other NEOs’ 2025 Target Compensation The Compensation Committee allocates a higher percentage of target compensation to LTI awards than EICP awards for NEOs because they are positioned to have a greater influence on the Company’s long-term performance. Furthermore, these LTI awards, combined with the Stock Ownership Policy, promote increased ownership of our stock by the NEOs. As a result, the Compensation Committee believes the NEOs, as stockholders, are motivated to deliver long-term value to all stockholders. The key components of our executive compensation program seek to drive financial and customer-focused results, and align the NEOs’ interests with those of our stockholders. The components of our 2025 executive compensation program included: Risk Term Compensation Component Objective Fixed Annual Base Salary Provides an executive with market-competitive fixed compensation appropriate to his or her position, experience, and responsibilities, and supports the objective of attracting and retaining talented executives with annual fixed compensation. At Risk EICP Links annual cash compensation to the attainment of short-term performance objectives based on the achievement of a mix of financial and customer-focused goals. Long-Term PSAs Links compensation to the attainment of specific long-term goals important to stockholders (i.e., EPS and rTSR). RSUs Links compensation to the attainment of a service requirement, supporting executive retention, and aligns executives and stockholders’ interests with value that fluctuates based on stock price performance. The Company also provides NEOs with post-retirement benefits, which vary by executive depending upon eligibility and may include one or more of the following: Pension Plans, 401(k) Plan, SISP, Deferred EICP, Defined Contribution Plan, DCP, and CIC Severance Plan, as applicable. All of these benefits align with the objectives of attracting and retaining talented executives. See Benefits beginning on page 58 for further information. Executive Compensation 53 MDU RESOURCES GROUP, INC.

Base Salary In evaluating whether a base salary rate increase is appropriate for any employee, including an NEO, it is evaluated based on individual performance, market data, responsibilities, experience, tenure in position, internal equity, and, for the NEOs, a compensation study prepared by the Compensation Committee’s independent compensation consultant. For 2025, as part of its annual review of compensation, the Compensation Committee approved an annual base salary rate increase, effective January 2025, for each NEO based on performance and competition for talented executives, other than Mr. Foti who was not considered for an increase due to the timing of him joining the Company in October 2024, and additionally for Mr. Johnson, based on a position-oriented analysis of market salaries. Name 2024 Base Salary ($) 2025 Base Salary ($) Base Salary Increase (%) Kivisto 900,000 925,000 2.8 Vollmer 587,500 611,000 4.0 Senger 480,000 504,000 5.0 Johnson 386,250 436,500 13.0 2025 EICP We have a history of setting challenging performance goals. EICP payouts are earned only when we achieve or exceed our goals, and awards are subject to negative discretion when appropriate to align management’s payouts with stockholders’ expectations regarding financial performance. Given the Company’s transition to a pure-play regulated energy business, the Compensation Committee approved new performance measures for the EICP in 2025. The 2024 performance measures, including Financial (i.e., Adjusted Business Segment Earnings, Adjusted Electric and Natural Gas Distribution Segment Earnings, or Adjusted Pipeline Segment Earnings, as applicable for the relevant NEO), Strategic (i.e., Everus Spinoff, if applicable for the relevant NEO), and Operational (i.e., Responsible Business), were replaced with Customer Satisfaction (i.e., customer survey results), Reliability (i.e., unplanned service outages), Financial (i.e., Adjusted Income from Continuing Operations), and Safety (i.e., preventable incidents), as detailed below, in each case aligned with the Company’s CORE strategy. Prior to approving the goals, the Compensation Committee reviewed the Company’s historical performance against each of the performance measures in an effort to set demanding but achievable goals consistent with the Company’s pay-for-performance philosophy. Executive Compensation PROXY STATEMENT 54

Executive Compensation

Strategic Imperative	Performance Metric	Weight (%)	Threshold	Target	Maximum	Actual Weighted Payout as a Percentage of Target (%)
C	**Customers and Community (Customer Satisfaction)** Satisfying our customers and serving our communities is central to our CORE strategy. To further this end, the Compensation Committee established a customer-focused goal of achieving industry-leading customer satisfaction, as measured by the communities we serve and among our peers in the J.D. Powers 2025 U.S. Gas Utility Residential Customer Satisfaction Study, which benchmarks customer satisfaction performance among gas utilities.	10	65	96.4th Percentile 75 (percentile rank)	90	20.0
O	**Operational Excellence (Reliability)** Reliable energy service keeps our customers satisfied and fuels the economies of the communities we serve. To drive all of our operations towards meeting customers' expectations, the Compensation Committee set a goal of minimizing unplanned service outages (as a percentage of total service events).	10	15	11 (%)	2.2 7	20.0
R	**Returns Focused (Financial)** Heathy returns allow us to secure investment and obtain competitive financing for investments that provide safe and reliable service to both current and new customers. Consistent with the Compensation Committee's pay-for-performance philosophy, it set the Adjusted Income from Continuing Operations target based upon the business plan and budget approved by the Board.(1)	70	171.40	191.6 million 190.40 ($)(presented in millions)	209.40	74.3
E	**Employee Driven (Safety)** Safe employees deliver better service and reduce costs associated with preventable incidents. To emphasize safety in our daily operations, the Compensation Committee established a goal of reducing the preventable incidents frequency rate and increasing timely reporting.(2) The total payout is based on the frequency rate achieved plus up to an additional 5% payout for timely reporting.	10	3	2.71(3) 2.75 (frequency rate)	2.5	12.1
Total						126.4

(1) Adjusted Income from Continuing Operations is a non-GAAP measure defined as Income from Continuing Operations, adjusted for items that the Compensation Committee considers to be unusual or non-recurring, as follows:

- the effect from asset sales, dispositions, and retirements not contemplated in the Company's financial plan;
- the effect from transaction costs associated with acquisitions, divestitures, mergers, or other strategic transactions not contemplated in the Company's financial plan;
- the effect from unanticipated changes and interpretations of tax laws or accounting rules not contemplated in the Company's financial plan; and
- to the extent determined appropriate, the effect of any extraordinary and nonrecurring items, not contemplated in the Company's financial plan.

(2) The preventable incident frequency rate is the number of preventable incidents occurring during the year divided by the number of miles driven during the year. "Timely reporting" is defined as reports received within one business day of the incident.

(3) 100% of incident reports were timely reported during 2025, which yielded an additional 5% payout to participants. This, coupled with the 2.71 frequency rate, produced the weighted payout of 12.1%.

In addition, Customer Satisfaction, Reliability, and Safety each measure the effectiveness of our responsible business practices because each of these customer-focused performance measures depend on brand perception, which is influenced by customers' sentiments concerning the Company's responsible business practices. Strong responsible business principles and performance are necessary for the Company's success over the long term. To learn more about our responsible business practices, see our **Impact Report**, which is presented consistent with SASB, TCFD, EEI, and AGA reporting standards and is available at **mdu.com/responsiblebusiness/**.

EICP payouts are based upon the Company's results, without individual performance adjustments. All EICP financial and customer-focused goals and payouts are based on 2025 performance results. The Compensation Committee did not exercise discretion in the amounts payable to the NEOs or any other employees under the EICP.

55 MDU RESOURCES GROUP, INC.

Executive Compensation

EICP awards are calculated based on a percentage of the executive's base salary rate during the year. Achievement of all goals is calculated using linear interpolation among threshold (50%), target (100%), and maximum (200%) to match the results of performance measures achieved among the payout levels.

Prior to the Compensation Committee certifying the achievement of the EICP goals, the Company's Internal Auditing department reviewed the EICP calculations to ensure that the payouts were calculated in accordance with the plan.

Based on the corresponding achievement of the 2025 performance goals, the Compensation Committee approved the following payouts to each of the NEOs:

Name	Target as a Percentage of Base Salary (%)[1]	Actual 2025 Payout ($)
Kivisto	100	1,169,200
Vollmer	75	579,228
Senger	60	382,234
Foti	65	382,044
Johnson	60	331,042

(1) The Compensation Committee did not make any changes to the percentages of base salary used to determine target EICP awards for the NEOs, except for Mr. Johnson whose target was increased from 50% of base salary to 60% of base salary based on a position-oriented analysis of market incentives.

LTI

The Compensation Committee is committed to performance-based compensation.

During 2025, the Compensation Committee granted LTI awards to each of the NEOs in a combination of PSA awards (70%), to incentivize the execution of the Company's long-term strategy, and RSU awards (30%), to incentivize executive retention, in each case, to further align executives' interests with the Company's stockholders and stockholder value creation.

LTI Award	Performance Goals	Performance Period / Vesting
PSA Awards	50% Three-Year Cumulative Adjusted EPS, and 50% Three-Year rTSR	Three years (vest between 0% to 200% depending on the achievement of the performance measures)
RSU Awards	N/A	Three-Year Cliff

Based on peer benchmarking, the Compensation Committee approved the following LTI awards to each of the NEOs:

Name	LTI Target as a Percentage of Base Salary (%)[1]	LTI Target ($)	PSA Award at Target (70% of LTI) (#)[2]	RSU Award (30% of LTI) (#)[2]
Kivisto	300	2,775,000	107,261	45,969
Vollmer	165	1,008,150	38,968	16,700
Senger	90	453,600	17,532	7,514
Foti	110	511,500	19,771	8,473
Johnson	80	349,200	13,497	5,785

(1) The Compensation Committee did not make any changes to the LTI award opportunities for the NEOs, except for Messrs. Vollmer (previously 170%) and Senger (previously 100%) based on a position-oriented analysis of market incentives.

(2) The LTI awards were determined using the average closing price of a share of Common Stock from January 1 through January 22, 2025 ($18.11).

PROXY STATEMENT 56

Executive Compensation

The Committee divided the PSA awards between two performance measures, namely cumulative adjusted EPS and rTSR. Achievement of each performance measure is calculated using linear interpolation among payout levels of threshold (50%), target (100%), and maximum (200%) using the following:

Three-Year Cumulative Adjusted EPS

Performance Level	Cumulative Adjusted EPS	Vesting Percent of Target (%)
Below Threshold	< 95%	—
Threshold	95%	50
Target	Target	100
Maximum	107%	200

For competitive reasons, the Company does not disclose the cumulative adjusted EPS target until after the performance period.

Three-year rTSR[1]

Performance Level	rTSR Percentile Rank	Vesting Percent of Target (%)
Below Threshold	< 25th percentile	—
Threshold	25th percentile	50
Target	50th percentile	100
Maximum	80th percentile	200

(1) The peer group used for calculating the Company's rTSR percentile rank over the three-year performance period includes:

Alliant Energy Corporation	National Fuel Gas Company	Otter Tail Corporation
Atmos Energy Corporation	New Jersey Resources Corporation	Pinnacle West Capital Corporation
Avista Corporation	NiSource Inc.	Portland General Electric Company
Black Hills Corporation	Northwest Natural Holding Company	Southwest Gas Holdings, Inc.
Chesapeake Utilities Corporation	Northwestern Energy Group Inc.	Spire Inc.
IDACORP, Inc.	OGE Energy Corp.	TXNM Energy, Inc.
MGE Energy, Inc.	ONE Gas, Inc.	

The LTI award granted to executives, including the NEOs, in 2023, which vested on December 31, 2025, was granted in the form of RSUs instead of the traditional mix of PSA and RSU awards (as the Compensation Committee deemed appropriate in 2023 with the then-pending Knife River spinoff). The Compensation Committee believed this was an appropriate and balanced approach to address the Company's executive compensation requirements during this transformational period. The Compensation Committee is committed to fostering a pay-for-performance culture, and given the completion of the spinoffs of each of Knife River and Everus, returned to granting a mix of PSA and RSU awards in 2025, consistent with its executive compensation philosophy. See Stock Vested in 2025 on page 67 for further information.

57 MDU RESOURCES GROUP, INC.

Executive Compensation

Benefits

The Company provides post-employment benefits to certain employees, including the NEOs, because it believes it is important to provide benefits that approximate the benefits paid by other employers to executives in similar positions. The Compensation Committee periodically reviews the benefits in an effort to maintain a market-based benefits package. The NEOs participated in the following plans during 2025:

Name	Pension Plans	401(k) Plan	SISP	Deferred EICP	Defined Contribution Plan	DCP	CIC Severance Plan
Kivisto	●	●	●	●			●
Vollmer	●	●			●	●	●
Senger	●	●	●			●	●
Foti		●				●	●
Johnson	●	●			●	●	●

Pension Plans

The Company maintains the Pension Plans for participants, including Ms. Kivisto and Messrs. Vollmer, Senger, and Johnson, who met the eligibility requirements prior to the plans being frozen to new employees after December 2006, and amended in December 2009 to freeze benefit accruals. The benefits under the Pension Plans are based on 1.1% of the participant's 60 highest consecutive months' average earnings in the last 120 months (up to the integration level of $3,115, which was the integration level when the plan was frozen in 2009). Benefits are paid as straight life annuities for single participants, and as actuarially-reduced annuities with a survivor benefit for married participants, unless otherwise elected.

401(k) Plan

The majority of employees who are at least 18 years of age, including the NEOs, are eligible to participate in the 401(k) Plan, and defer their base salary up to the IRS limit, which in 2025 was $23,500 (or $31,000 for individuals over age 50 making catch-up contributions). Participants, including the NEOs, receive a company match up to 4%, depending on their elected deferral rate. In addition, participants who are either non-bargaining unit employees hired after 2006 or employees who were not previously participants in one of the Pension Plans, receive an additional company contribution of plan eligible compensation, including Mr. Foti (5%). Participants who are either non-bargaining unit employees hired prior to 2006 or participants in one of the Pension Plans, receive an additional company contribution based on the participant's age as of December 2009 when benefit accruals under the Pension Plans were frozen, including Ms. Kivisto (9%), Mr. Vollmer (7%), and Messrs. Senger and Johnson (each 11.5%). These amounts are reduced from the 401(k) Plan to comply with IRS limits, as applicable, and credited to the DCP.

SISP

The Company maintains a SISP for certain executives, including Ms. Kivisto and Mr. Senger, who met the eligibility requirements prior to the plan being frozen to new participants and benefit levels for existing participants, effective February 2016. The SISP is a nonqualified defined benefit retirement plan. SISP benefits are determined by reference to levels defined within the plan. The SISP was intended to augment the retirement income provided under the Pension Plans and is payable to the participant or his or her beneficiary for a period of 15 years. The SISP benefits are subject to a vesting schedule in which participants are 100% vested after ten years of participation in the plan. Participants can elect to receive the SISP as monthly retirement benefits only, monthly death benefits paid to a beneficiary only, or a combination of retirement and death benefits, whereby each benefit is reduced proportionately. Regardless of the election, if the participant dies before the SISP retirement benefit commences, only the SISP death benefit is provided. SISP benefits are forfeited if the participant's employment is terminated for cause. The SISP amounts reported in the **Pension Benefits in 2025** on page 67 represent the present value of the vested SISP benefits as of December 2025, using the monthly

PROXY STATEMENT 58

Executive Compensation

retirement benefit reflected in the table below and a discount rate of 4.93%. In the event of death, Ms. Kivisto's and Mr. Senger's beneficiaries would receive monthly death benefit payments for 15 years.

Name	Monthly SISP Retirement Payment ($)	Monthly SISP Death Payment ($)
Kivisto	6,572	13,144
Senger	5,840	11,680

Deferred EICP

The Company maintains a Deferred EICP for certain executives, including Ms. Kivisto, who met the eligibility requirements prior to freezing the deferred compensation provision of the EICP to new contributions, effective in January 2021. Prior to January 2021, executives participating in the EICP could elect to defer up to 100% of their EICP payouts. These deferrals accrue interest at a rate of the average of the Treasury High Quality Market Corporate Bond Yield Curve for the last business day of each month for the prior twelve-month period from October to September. The interest rate in effect for 2025 was 5.41%. Deferred amounts are paid based on the participant's election either as a lump sum or monthly installments not to exceed 120 months following termination of employment or beginning in the fifth year following the year the award was earned. In the event of a participant's death, all amounts deferred are payable to the participant's estate or beneficiary in a lump sum. In the event of a change in control, all amounts deferred would immediately become payable.

Defined Contribution Plan

The Company maintains a Defined Contribution Plan for certain executives, including Messrs. Vollmer and Johnson, who met the eligibility requirements prior to the plan being frozen for new participants effective in January 2021. Prior to January 2021, the Defined Contribution Plan provided Company contributions to a select group of employees approved by the Compensation Committee. Participants may select from a group of investment options, and their account balance represents an unsecured promise of the Company based on a hypothetical investment experience per the participant's elections. Participants may elect to receive their benefit either in a lump sum or in annual installments up to 10 years upon separation from service with the Company. Plan benefits become fully vested if the participant dies while actively employed. Benefits are forfeited if the participant's employment is terminated for cause.

DCP

The Company maintains a DCP for certain executives, including Messrs. Vollmer, Foti, Senger, and Johnson, whereby the participant has the opportunity to defer up to 80% of base salary and 100% of EICP payout. Participants may also receive Company contributions as follows:

- Discretionary credits to select individuals recommended by the CEO and approved by the Compensation Committee;
- Credits to provide full funding of 401(k) Plan contributions when total contributions exceed the applicable IRS limit; and
- Discretionary credits determined by the Company as part of an offer package to a new executive.

Participants are 100% vested in their contributions of salary, EICP payouts, and credits to provide full funding of retirement contributions, but vesting of discretionary employer credits occurs ratably over three years. Participants can establish one or more retirement or in-service accounts, which capture the hypothetical investment experience based on a suite of investment options. Participants may elect to receive their vested contributions and investment earnings either in a lump sum or annual installments up to 10 years for retirement accounts or five years for in-service accounts upon a qualifying distribution event. Plan benefits become fully vested and payable in a lump sum if the participant dies, becomes disabled while actively employed, attains age 65 with completing ten years of service, or is terminated within one year following a change in control. Benefits associated with employer discretionary credits are forfeited if the participant's employment is terminated for cause. NEOs receiving a company discretionary credit for 2025 based on a percentage of their base salary included Mr. Vollmer (15%), and Messrs. Foti and Johnson (each 10%). Messrs. Senger and Johnson each also received a credit of $4,025 to provide full funding of their 401(k) Plan contribution.

59 MDU RESOURCES GROUP, INC.

CIC Severance Plan We believe it is important, and that the interests of our stockholders will be best served and aligned with management, to provide our management team with certain benefits in the event of a “change in control.” These benefits seek to mitigate any potential reluctance of management to pursue potential “change in control” transactions that may be in the best interests of our stockholders. As a result, the Board adopted the CIC Severance Plan in February 2024. The CIC Severance Plan provides certain executives, including the NEOs, with compensation and benefits in the event of a “qualifying termination” following a “change in control,” including (a) a cash lump sum equal to the participant’s earned but unpaid annual base salary and EICP payout from a prior performance period, any accrued and unused vacation pay, and previously-incurred but unreimbursed business expenses, and a prorated portion of the participant’s target EICP payout for the year in which terminations occurs, (b) a cash lump sum equal to a multiple (determined by the participant’s tier level, i.e., 3x and 2x for Ms. Kivisto and the remaining NEOs, respectively) of annual base salary and target EICP payout, (c) retiree medical, if applicable, and (d) outplacement services. Additionally, the LTIP provides that, upon a change in control, each outstanding award shall vest in full (provided that the treatment of any performance goals applicable to the award will be determined in accordance with the terms of the applicable award agreement), except that such vesting shall not apply to the extent that a replacement award is provided to the participant. See Potential Payments Upon Termination or Change in Control beginning on page 69 for definitions of “qualifying termination” and “change in control,” and additional information for specific benefits under the CIC Severance Plan for the NEOs. For the avoidance of doubt, unless otherwise determined by the Board, the sale of a subsidiary, operating entity, or business unit of the Company shall not constitute a “change in control” for purposes of the CIC Severance Plan. Perquisites NEOs do not receive perquisites that materially differ from those generally available to other employees. No Employment Agreements None of the NEOs have employment agreements and are, therefore, all employed at-will. Key Compensation Governance Policies Clawback Policy The Company maintains a Clawback Policy for the recoupment of incentive compensation in compliance with SEC rules and the NYSE listing standards. The policy applies to all current and former executive officers, within the meaning of the Exchange Act, who receive or received incentive-based compensation on or after October 2023. Under the policy, in the event that the financial results upon which incentive-based compensation was predicated become the subject of a financial restatement that is required because of material non-compliance with financial reporting requirements (including any accounting restatement required to correct an error in previously-issued financial statements that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the Compensation Committee will clawback any erroneously- awarded incentive-based compensation, so that the ultimate payout gives retroactive effect to the financial results, as restated, except if the direct expense paid to a third party to assist in enforcing this policy would exceed the amount to be recovered after making a reasonable attempt to recover. The recovery of such compensation applies regardless of whether an executive officer engaged in misconduct or otherwise caused or contributed to the required restatement. The policy prohibits the Company from indemnifying any current or former executive officer against the loss of erroneously awarded compensation. Executive Compensation PROXY STATEMENT 60

Stock Ownership Policy The Stock Ownership Policy for our non-employee directors and executive officers requires ownership of Common Stock at a multiple of the non-employee director’s cash retainer or the executive’s base salary, respectively. At 2025 year-end, all of the NEOs either met or exceeded their applicable requirements (i.e., Ms. Kivisto and Messrs. Vollmer, Senger, and Johnson) or were within the initial five-year period to achieve compliance (i.e., Mr. Foti). See Stock Ownership Policy on page 29 for further information. Insider Trading Policy The Insider Trading Policy governs the purchase, sale, and/or other dispositions of the Company’s securities by directors, director emeriti, officers, employees, and other covered persons, and the Company itself, and is designed to promote compliance with insider trading laws, rules, and regulations, and NYSE listing standards. A copy of the Insider Trading Policy is available at investor.mdu.com/governance/governance-documents. The Insider Trading Policy (as well as the Director Compensation Policy and Executive Compensation Policy) also prohibits directors, director emeriti, and executives from hedging their ownership of Common Stock. Under this policy, directors, director emeriti, and executives are prohibited from engaging in transactions that allow them to own stock technically, but without the full risks of such ownership, including, but not limited to, zero-cost collars, equity swaps, straddles, prepaid variable forward contracts, security futures contracts, exchange funds, and forward sale contracts. The policy also prohibits directors, director emeriti, and executives from holding Common Stock in a margin account, with certain exceptions, or pledging Common Stock as collateral for a loan. Common Stock may be held in a margin brokerage account only if the stock is explicitly excluded from any margin, pledge, or security provisions of the customer agreement. In addition, no director or executive may engage in these types of transactions while in possession of material nonpublic information concerning the Company. For additional information regarding the Company’s policy prohibiting hedging or pledging of the Company’s stock, see Insider Trading Policy available at investor.mdu.com/governance/governance- documents. Impact of Tax and Accounting Treatment The Compensation Committee did not make any adjustments to the 2025 compensation program to address the impact of tax or accounting treatment. The Compensation Committee may also consider the accounting and cash flow implications of various forms of executive compensation. We expense salaries and EICP payouts as earned. For our equity awards, we record the accounting expense in accordance with FASB ASC 718, which is generally over the vesting period. Executive Compensation 61 MDU RESOURCES GROUP, INC.

Compensation Committee Report The Compensation Committee has reviewed and discussed the CD&A with management and, based on that review and discussion, has recommended to the Board that the CD&A be included in this Proxy Statement. Members of the Compensation Committee Marian M. Durkin Chair Darrel T. Anderson Member Dennis W. Johnson(1) Member (1) Mr. Johnson will be retiring from the Board when his term expires at the conclusion of the Annual Meeting per the Corporate Governance Guidelines, and has been designated a director emeritus for a one-year term following the Annual Meeting. The Board has appointed Mr. Kelley to the Compensation Committee, effective following the Annual Meeting and Mr. Johnson’s retirement. Compensation Committee Interlocks and Insider Participation Ms. Durkin and Messrs. Anderson and Johnson served on the Compensation Committee during 2025. None of the committee members was an officer or employee of the Company or any of its subsidiaries, and there were no interlocks with other companies within the meaning of the SEC’s rules. Compensation Program and Risk We believe that our compensation program encourages our NEOs to take action to improve the Company’s performance without encouraging them to take undue risk. There are various factors related to our compensation programs for the NEOs that we believe help reduce the likelihood that our compensation programs will encourage our executives to take undue risk, as described in Key Compensation Governance Practices found on page 50. Executive Compensation PROXY STATEMENT 62

Executive Compensation

Summary Compensation Table

For 2025, our NEOs were the following five executive officers:

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)(7)
Nicole A. Kivisto	2025	925,000	2,600,313	1,169,200	67,865	49,874	4,812,252
President and Chief Executive Officer	2024	966,137	3,162,624	1,454,400	—	45,744	5,628,905
	2023	550,000	980,883	845,625	58,798	43,974	2,479,280
Jason L. Vollmer	2025	611,000	944,686	579,228	1,938	135,274	2,272,126
Chief Financial Officer	2024	602,317	1,415,617	712,050	—	126,969	2,856,953
	2023	565,000	1,007,320	760,631	1,966	122,874	2,457,791
Garret Senger	2025	513,692	425,031	382,234	50,821	59,649	1,431,427
Chief Utilities Officer	2024	480,000	591,717	296,928	—	46,864	1,415,509
Anthony D. Foti(8) Chief Legal Officer and Corporate Secretary	2025	465,000	479,301	382,044	—	93,232	1,419,577
Rob L. Johnson	2025	436,500	327,216	331,042	—	105,001	1,199,759
President, WBI Energy, Inc.	2024	386,250	396,901	395,906	—	87,584	1,266,641
	2023	347,917	293,584	337,731	—	74,239	1,053,471

(1) The amounts in column (c) include payments to Mr. Senger ($9,692) of accrued vacation in excess of the maximum allowed by Company policy.

(2) The number of shares granted for the LTI awards in 2025 were calculated using the average closing price of a share of Common Stock from January 1 through January 22, 2025 ($18.11).

(3) The amounts in column (d) reflect the stock awards granted in the designated years. The amounts represent the aggregate grant date fair value of the awards granted in each respective year computed in accordance with FASB ASC 718. A discussion of the assumptions used in computing the award values may be found in Note 12 to our financial statements in our Annual Report, which is available at investor.mdu.com/financials/annual-reports/. As provided under the SEC's rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts reflected in the table do not necessarily reflect the actual value that may be recognized by the NEOs. For the RSUs, the fair values are calculated by multiplying the closing price of our Common Stock on the NYSE on the award date ($16.83) by the number of RSUs granted. For the 2025-27 PSAs, the fair value is calculated based upon the probable outcome of meeting the performance conditions at the target performance level and multiplying the number of PSAs that would be received at that level by: (i) for the cumulative adjusted EPS metric, the closing price of our Common Stock on the grant date ($16.83), and (ii) for the rTSR metric, the Monte Carlo valuation on the grant date ($17.23), which uses blended volatility term structure ranges comprised of 50% historical volatility and 50% implied volatility and risk-free interest rates based on U.S. Treasury security rates in effect as of the grant date. This is consistent with the estimate of the aggregate compensation cost to be recognized over the service period determined on the grant date in accordance with FASB ASC 718. The aggregate grant date fair value of the 2025 PSA awards, assuming the maximum level of payout, is as follows:

Name	Aggregate Grant Date Fair Value of PSAs at Maximum Payout ($)
Kivisto	3,653,310
Vollmer	1,327,250
Senger	597,140
Foti	673,401
Johnson	459,708

See CD&A beginning on page 46, and Grants of Plan-Based Awards in 2025 on page 65, for additional information on awards granted in 2025. The amounts reflected in the table do not necessarily reflect the actual value that may be recognized by the NEOs upon vesting.

(4) The amounts in column (e) reflect the cash incentive earned under the EICP for the designated years, which are paid the following year.

63 MDU RESOURCES GROUP, INC.

Executive Compensation

(5) The amounts in column (f) represent the actuarial change in value of the Pension Plan and SISP and above-market earnings on deferred EICP balances for the designated years for each of Ms. Kivisto and Messrs. Vollmer, Senger, and Johnson. Mr. Foti does not participate in the Pension Plans or SISP. Where the change in accumulated benefits is negative, executive compensation rules require disclosure of the negative amount by footnote, but the negative amount is not be reflected in column (f).

Name	Change in Pension Plans ($)	Change in SISP ($)	Above-Market Earnings ($)	Total Accumulated Change ($)
Kivisto	18,832	48,097	936	67,865
Vollmer	1,938	—	—	1,938
Senger	(1,146)	51,967	—	50,821
Johnson	(1,715)	—	—	(1,715)

See **Pension Benefits in 2025** on page 67 for more information on the Pension Plans and SISP.

(6) The amounts in column (g) represent other compensation attributable to the NEOs for 2025.

Name	401(k) Plan Match ($)[a]	DCP Company Contribution ($)[b]	Life Insurance Premiums ($)	Matching Charitable Contributions ($)	Relocation ($)[c]	Total ($)
Kivisto	45,500	—	774	3,600	—	49,874
Vollmer	38,500	91,650	774	4,350	—	135,274
Senger	54,250	4,025	774	600	—	59,649
Foti	31,500	46,500	720	1,200	13,312	93,232
Johnson	54,250	47,675	676	2,400	—	105,001

(a) Represents Company contributions to the 401(k) Plan, which include matching contributions and retirement contributions. Matching contributions are 4% of eligible plan compensation, and retirement contributions are tiered based on the employee's age as of December 31, 2009 when the pension plans were frozen for non-bargaining employees hired prior to 2006 who were participants in the Pension Plans and 5% for employees hired on or after 2006. Retirement contributions for the NEOs were as follows: Ms. Kivisto (9%), and Messrs. Vollmer (7%), Senger (11.5%), Foti (5%), and Johnson (11.5%).

(b) Represents Company contributions to the DCP for Messrs. Vollmer (15%), Foti (10%), and Johnson (10%), as well as partial Company contributions in lieu of the 401(k) Plan contribution for Messrs. Senger and Johnson (each $4,025) that exceeded the IRS limit during 2024.

(c) Mr. Foti's offer letter included certain relocation benefits, which were paid in 2024 but extended into 2025. The amounts reflected in the table above represent temporary housing payments for January through April 2025.

(7) The amounts in column (c) represent the following percentages of the NEOs' 2025 total compensation: Ms. Kivisto (19%), Mr. Vollmer (27%), Mr. Senger (36%), Mr. Foti (33%), and Mr. Johnson (36%).

(8) Mr. Foti was appointed Chief Legal Officer and Corporate Secretary, effective October 7, 2024, and is a NEO for the first time in 2025.

PROXY STATEMENT 64

Executive Compensation

Grants of Plan-Based Awards in 2025

The following table presents the awards made to the NEOs in 2025:

(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)
Name	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Kivisto	EICP	2/12/2025 (1)	462,500	925,000	1,850,000	—	—	—	—	—
	PSA	2/12/2025 (2)	—	—	—	26,815	53,631	107,262	—	924,062
	PSA	2/12/2025 (3)	—	—	—	26,815	53,630	107,260	—	902,593
	RSU	2/12/2025 (4)	—	—	—	—	—	—	45,969	773,658
Vollmer	EICP	2/12/2025 (1)	229,125	458,250	916,500	—	—	—	—	—
	PSA	2/12/2025 (2)	—	—	—	9,742	19,484	38,968	—	335,709
	PSA	2/12/2025 (3)	—	—	—	9,742	19,484	38,968	—	327,916
	RSU	2/12/2025 (4)	—	—	—	—	—	—	16,700	281,061
Senger	EICP	2/12/2025 (1)	151,200	302,400	604,800	—	—	—	—	—
	PSA	2/12/2025 (2)	—	—	—	4,383	8,766	17,532	—	151,038
	PSA	2/12/2025 (3)	—	—	—	4,383	8,766	17,532	—	147,532
	RSU	2/12/2025 (4)	—	—	—	—	—	—	7,514	126,461
Foti	EICP	2/12/2025 (1)	151,125	302,250	604,500	—	—	—	—	—
	PSA	2/12/2025 (2)	—	—	—	4,943	9,886	19,772	—	170,336
	PSA	2/12/2025 (3)	—	—	—	4,942	9,885	19,770	—	166,365
	RSU	2/12/2025 (4)	—	—	—	—	—	—	8,473	142,600
Johnson	EICP	2/12/2025 (1)	130,950	261,900	523,800	—	—	—	—	—
	PSA	2/12/2025 (2)	—	—	—	3,374	6,749	13,498	—	116,285
	PSA	2/12/2025 (3)	—	—	—	3,374	6,748	13,496	—	113,569
	RSU	2/12/2025 (4)	—	—	—	—	—	—	5,785	97,362

(1) The awards at threshold, target, and maximum are reflected in columns (c), (d), and (e), respectively. The actual amount paid with respect to 2025 performance is reflected in column (e) of the SCT beginning on page 63. As described in the CD&A beginning on page 46, payment of EICP awards is dependent upon the achievement of performance measures and actual payout may range from 0% to 200% of the target.

(2) The awards at threshold, target, and maximum are reflected in columns (f), (g), and (h), respectively. The value of the PSA award based on the grant date fair value is reflected in column (j). As described in CD&A beginning on page 46, vesting of PSAs is dependent upon achievement of the Company's rTSR performance measure at the end of the three-year performance period ending December 31, 2027. Actual vesting may range from 0% to 200% of target.

(3) The awards at threshold, target, and maximum are reflected in columns (f), (g), and (h), respectively. The value of the PSA award based on the grant date fair value is reflected in column (j). As described in CD&A beginning on page 46, vesting of PSAs is dependent upon achievement of the Company's cumulative adjusted EPS performance measure at the end of the three-year performance period ending December 31, 2027. Actual vesting may range from 0% to 200% of target.

(4) The number of shares and grant date fair values of RSUs are reflected in columns (i) and (j), respectively. As described in CD&A beginning on page 46, vesting of RSUs is dependent upon the executive's continued employment with the Company through December 31, 2027.

65 MDU RESOURCES GROUP, INC.

Outstanding Equity Awards at 2025 Year-End The following table presents the number of outstanding unvested PSA and RSU awards held by the NEOs at 2025 year- end: Stock Awards (a) (b) (c) (d) (e) Name Number of Shares or Units of Stock That Have Not Vested (#)(1) Market Value of Shares or Units of Stock That Have Not Vested ($)(2) Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)(3) Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)(2) Kivisto 302,158 5,898,124 107,261 2,093,735 Vollmer 124,570 2,431,606 38,968 760,655 Senger 54,810 1,069,891 17,532 342,225 Foti 8,473 165,393 19,771 385,930 Johnson 36,232 707,249 13,497 263,461 (1) The RSUs reflected in column (b) granted on February 15, 2024 and February 12, 2025 will vest on December 31, 2026 and December 31, 2027, respectively. Name 2024 RSU Award (#) 2025 RSU Award (#) Total (#) Kivisto 256,189 45,969 302,158 Vollmer 107,870 16,700 124,570 Senger 47,296 7,514 54,810 Foti(a) — 8,473 8,473 Johnson 30,447 5,785 36,232 (a) Mr. Foti did not join the Company until October 2024 and, therefore, he did not receive an award in 2024. (2) The values reflected in columns (c) and (e) are based on the number of shares reflected in columns (b) and (d), respectively, multiplied by the closing stock price on December 31, 2025 ($19.52). (3) The PSAs reflected in column (d) granted on February 12, 2025 for the 2025-27 performance period, if earned, will vest on December 31, 2027 (calculated at target level based on performance over the last completed fiscal year). Name 2025 PSA Award (#) Kivisto 107,261 Vollmer 38,968 Senger 17,532 Foti 19,771 Johnson 13,497 Executive Compensation PROXY STATEMENT 66

Stock Vested in 2025 The table below provides information concerning the RSU awards vested for the NEOs during 2025. Mr. Foti did not join the Company until October 2024 and, therefore, he had no vested RSU awards during 2025. Stock Awards (a) (b) (c) Name Number of Shares Acquired on Vesting (#)(1) Value Realized on Vesting ($)(2) Kivisto 87,069 1,803,612 Vollmer 89,444 1,852,809 Senger 20,336 421,255 Johnson 26,611 550,589 (1) The awards reflected in column (b) reflect the aggregate number of shares that vested under the 2023 RSU awards on December 31, 2025. (2) The values reflected in column (c) are based on the number of RSUs reflected in column (b) multiplied by the closing stock price on December 31, 2025 ($19.52), plus dividend equivalents. Pension Benefits in 2025 The table below provides the present value of the accumulated benefit payable to the NEOs and the years of service credited to them under the Pension Plans and SISP, as applicable, determined using the applicable interest rate and mortality rate assumptions. The Pension Plans and SISP were frozen as of 2009 and 2016, respectively. The years of credited service for the Pension Plans reflect the participants’ years of service through December 31, 2009 when the Pension Plans were frozen, and years of service for the SISP reflects the years of service required for full vesting in the plan. Mr. Foti does not participate in the Pension Plans or SISP. (a) (b) (c) (d) (e) Name Plan Number of Years Credited Service (#)(1) Present Value of Accumulated Benefit ($)(1) Payments During Last Year ($) Kivisto Pension Plan 14 217,957 — SISP 10 451,633 — Vollmer Pension Plan 4 21,281 — Senger Pension Plan 26 509,421 — SISP 10 750,234 — Johnson WBI Pension Plan 26 350,064 — (1) The present value of accumulated benefits was determined using the same measurement date (December 31, 2025) and assumptions used for financial reporting purposes. The following key assumptions were used in calculating the values: • A 5.17% discount rate for the Pension Plan; • A 5.27% discount rate for the WBI Pension Plan; • A 4.93% discount rate for the SISP; • The Society of Actuaries Pri-2012 Total Dataset Mortality with Scale MP-2021 (post-commencement only); • No recognition of pre-retirement mortality; and • An assumed retirement and benefits commencement at age 60 for the Pension Plans, and an assumed retirement at age 60 and benefits commencement at age 65 for the SISP. Executive Compensation 67 MDU RESOURCES GROUP, INC.

Nonqualified Deferred Compensation in 2025 The table below provides the amount of contributions made to the DCP and aggregate earnings, withdrawals, and distributions during the last year under the Deferred EICP, Defined Contribution Plan, and DCP. The aggregate balances reflect the combined participant balances in the Deferred EICP, Defined Contribution Plan, and DCP, as applicable. (a) (b) (c) (d) (e) (f) Name Executive Contributions During Last Year ($)(1) Registrant Contributions During Last Year ($)(2) Aggregate Earnings During Last Year ($) Aggregate Withdrawals/ Distributions ($) Aggregate Balance at Last Year End ($) Kivisto — — 9,329 — 177,155 Vollmer 30,037 91,650 132,422 — 994,233 Senger — 4,025 215 — 4,240 Foti 103,015 46,500 46,849 — 348,486 Johnson — 47,675 90,866 — 662,929 (1) These amounts in column (b) are included in the amounts reported in column (c) of the SCT beginning on page 63. (2) These amounts in column (c) are included in the amounts reported in column (g) of the SCT beginning on page 63. Executive Compensation PROXY STATEMENT 68

Executive Compensation

Potential Payments Upon Termination or Change in Control

Certain of the plans and programs that the NEOs participate in require the Company to pay compensation to the NEOs if their employment terminates under certain circumstances. Estimates of the compensation, benefits, and vesting of equity grants that may be payable to the NEOs under these circumstances are included in the table below. The information in the table assumes a termination date of December 31, 2025, and PSA and RSU awards have been valued using the closing stock price on December 31, 2025 ($19.52). The table excludes (1) compensation and benefits the NEOs would earn notwithstanding any termination or change in control, such as the vesting of the 2023 LTI award included in **Stock Vested in 2025** on page 67, (2) benefits under plans or arrangements generally available to all salaried employees that do not discriminate in favor of the NEOs, including, but not limited to, accrued vacation pay, continuation of health care benefits, and life insurance benefits, and (3) Pension Plans and SISP benefits, as disclosed in **Pension Benefits in 2025** on page 67.

Termination Event	Severance ($)(1)	LTI ($)(2)	Nonqualified Deferred Compensation ($)(3)	Disability Insurance ($)(4)	Total ($)
Kivisto					
Death	—	4,506,844	177,155	—	4,683,999
Disability	—	4,506,844	—	425,549	4,932,393
CIC (with Termination)	6,547,751	8,297,204	177,155	—	15,022,110
CIC (w/o Termination)	—	—	177,155	—	177,155
Vollmer					
Death	—	1,838,440	994,233	—	2,832,673
Disability	—	1,838,440	714,916	644,418	3,197,774
CIC (with Termination)	2,638,239	3,316,050	714,916	—	6,669,205
Senger					
Voluntary or w/o Cause	—	642,862	—	—	642,862
Death	—	810,323	4,240	—	814,563
Disability	—	810,323	4,240	—	814,563
CIC (with Termination)	1,988,454	1,466,736	4,240	—	3,459,430
Foti					
Death	—	188,845	348,486	—	537,331
Disability	—	188,845	348,486	777,785	1,315,116
CIC (with Termination)	1,888,751	566,575	348,486	—	2,803,812
Johnson					
Voluntary or w/o Cause	—	413,854	—	—	413,854
Death	—	542,779	662,929	—	1,205,708
Disability	—	542,779	283,058	139,101	964,938
CIC (with Termination)	1,732,792	1,007,578	283,058	—	3,023,428

(1) The CIC Severance Plan provides for the following benefits upon a "qualifying termination" (defined below) upon or within two years following a "change in control" (defined below):

- Lump sum payment of accrued obligations and prorated EICP payout: Participants will receive a lump sum payment of their earned but unpaid annual base salary, any EICP payout earned for a prior performance period, and any accrued and unused vacation pay or other paid time off, as of the date of termination. Participants will also receive a prorated portion of their target EICP payout for the year in which the termination occurs reduced by any EICP payout for the same period.
- Lump sum payment of a multiple of base salary and target EICP award: Participants will receive a lump sum payment equal to the product of a multiple (i.e., 3x and 2x for Ms. Kivisto and the remaining NEOs, respectively), and the sum of their annual base salary and target EICP award.
- Health care benefit continuation or cash payment: Participants who are at least 55 years old with 10 years of service at the date of termination will be treated as though they are age 60 for purposes of qualifying for a retiree reimbursement account. Participants who do not elect or qualify for this

69 MDU RESOURCES GROUP, INC.

benefit receive a lump sum payment equal to the product of the multiple (i.e., 3x and 2x for Ms. Kivisto and the remaining NEOs, respectively), and the employer portion of the costs of continued coverage under the Company’s health care benefit plans for 12 months. • Outplacement services: Participants will receive outplacement services ($10,500). • Payments will be reduced to the extent necessary to avoid the excise tax under Section 4999 of the Code if such reduction would result in a greater net after-tax receipt for the participant. Payments will also be reduced by any severance payments or similar benefits provided during any notice period, pay in lieu of notice, or mandated termination indemnities under any other plan, agreement, or statutory scheme. “Qualifying termination” means a termination of a participant’s employment, during the two-year period beginning on and including the date of a change in control, by the participant for good reason (defined below) or by the Company other than for cause (defined below), death, or disability. “Change in control” (with or without termination), is defined as: • The acquisition by an individual, entity, or group with beneficial ownership of 20% or more of either: (i) our outstanding Common Stock, or (ii) the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, subject to certain exceptions; • A majority of the Board whose election or nomination was not approved by a majority of the incumbent Board members, subject to certain exceptions; • Consummation of a reorganization, merger, or similar transaction or sale of all or substantially all of our assets, unless the stockholders immediately prior to the transaction beneficially own more than 60% of the outstanding Common Stock and voting power of the resulting corporation in substantially the same proportions as before the merger, no person owns 20% or more of the resulting corporation’s outstanding Common Stock or voting power, except for any such ownership that existed before such transaction and at least a majority of the Board of the resulting corporation is comprised of the Company’s directors; or • Stockholder approval of the Company’s liquidation or dissolution. “Good reason” means the occurrence of any of the following without the participant’s prior written consent: • A reduction of the participant’s annual base salary, target EICP award, or target LTI award, in each case, from that in effect immediately prior to the change in control, or if higher, then in effect at any time thereafter; • a relocation of the participant’s primary place of employment by more than 50 miles; or • Any material reduction in the participant’s title, authority, reporting relationship, duties, or responsibilities. “Cause” means (a) the participant’s fraud or dishonesty that has resulted, or is likely to result, in material economic damage to the Company or a subsidiary, or (b) the participant’s willful nonfeasance if such nonfeasance is not cured within 10 days of written notice from the Company or a subsidiary, in each case as determined in good faith by a vote of at least two-thirds of the non-employee members of the Board at a meeting of the Board at which the participant is provided an opportunity to be heard. (2) The amounts shown represent the values of RSUs granted in 2024 and PSAs and RSUs granted in 2025, and the associated dividend equivalents. Voluntary or Without Cause. If a participant’s employment terminates after reaching age 55 and completing 10 years of service, PSAs and RSUs are prorated as follows: (a) if terminated during first year of the vesting period, PSAs and RSUs are forfeited; (b) if terminated during second year of the vesting period, PSAs and RSUs are prorated based on the number of months employed during the vesting period; and (c) if terminated during third year of the vesting period, PSAs and RSUs fully vest. For Mssrs. Senger and Johnson, the RSUs granted in 2024 would vest on December 31, 2026 based on a proration of 24 out of 36 months of the vesting period (2/3), and the PSAs and RSUs granted in 2025 would be forfeited. As Ms. Kivisto and Messrs. Vollmer and Foti have not reached age 55, their PSAs and RSUs would be forfeited. Death or Disability. If a participant dies or becomes disabled, PSAs and RSUs vest immediately (PSAs at target) and are prorated based on the number of months of employment completed during the vesting period. For the NEOs, the RSUs granted in 2024 would vest based on a proration of 24 out of 36 months of the vesting period (2/3), and the PSAs and RSUs granted in 2025 would vest based on a proration of 12 out of 36 months of the vesting period (1/3). Change in Control With a Qualifying Termination. The LTIP provides for immediate vesting of PSAs and RSUs, unless a replacement award with similar conditions is provided to the participant. However, if the participant is terminated within 2 years of a change of control, any replacement awards immediately vest in full upon the date of termination. For the NEOs, upon a qualifying termination within two years of a change in control, the RSUs granted in 2024, and the PSAs (at target) and RSUs granted in 2025, would fully vest. Change in Control Without Termination. As noted above, the LTIP provides for immediate vesting of PSAs and RSUs, unless a replacement award with similar conditions is provided to the participant. It is assumed that replacement awards would be granted for the RSUs granted in 2024 and the PSAs and RSUs granted in 2025. (3) The amounts shown represent the values of the full vesting of nonqualified deferred compensation plan balances, which would be payable to the NEOs in a lump sum upon the occurrence of certain qualifying events: Termination Event Deferred EICP Defined Contribution Plan DCP Death Yes Yes Yes Disability No No Yes CIC (with Termination) Yes No Yes CIC (without Termination) Yes No No No amounts are disclosed for voluntary or without cause termination whereby the NEO would begin payments of their vested account balances subject to their payment elections. (4) The amounts shown represent the present values of disability benefits (using the discount rates associated with the Pension Plans) of an additional $100,000 in executive benefits above what is provided to other employees, reduced for any amounts paid as retirement benefits, including the Pension Plans and SISP benefits. The disability benefits are payable as follows: Executive Compensation PROXY STATEMENT 70

Age When Disabled Benefits Payable < 60 Until 65 60 to 64 60 months 65-67 Until 70 ≥ 68 24 months Ms. Kivisto and Messrs. Vollmer and Foti would receive benefits until age 65 as they have not reached age 60. Mr. Senger would receive benefits until age 70 and Mr. Johnson would receive benefits for 60 months. The discount rates used for the calculations are 5.17% for Ms. Kivisto and Messrs. Vollmer, Senger, and Foti, and 5.27% for Mr. Johnson. Since the combination of Pension Plans and SISP payments for Mr. Senger exceed the disability benefit, his additional disability benefit is zero. CEO Pay Ratio The following information is a reasonable good faith estimate calculated in a manner consistent with the SEC pay ratio rules and methods for disclosure. The SEC rules do not specify a single methodology for identifying the median employee or calculating the CEO pay ratio, and other companies may use different assumptions, adjustments, exclusions, or estimates in calculating their CEO pay ratio. Accordingly, CEO pay ratio disclosures may involve a degree of imprecision and may be inconsistent in methodology among different companies. Therefore, the CEO pay ratio disclosed by other companies may not be comparable to the Company’s CEO pay ratio as disclosed below. Using the methodology described below, the CEO pay ratio based on 2025 compensation is approximately 42 to 1. We have identified a new median employee for 2025 utilizing the same method used in prior years. We identified our median employee and calculated the CEO pay ratio as follows: • We examined the 2025 taxable wage information as reported to the IRS on Form W-2 for 2025 for all individuals on the Company’s payroll records, excluding Ms. Kivisto as of December 31, 2025, as this provides a reasonably efficient and cost-effective manner for identifying the median employee. • After identifying the median employee, we categorized his compensation using the same methodology as the compensation components reported in the SCT beginning on page 63. • We made no adjustments to annualize compensation for individuals employed for only part of the year and all of the Company’s employees are located in the United States. We are a regulated energy business with approximately 36% of our employee workforce employed under union bargained labor contracts that define compensation and benefits for participants and may include payments made by the Company associated with employee participation in union benefit and pension plans. Our median employee is an hourly employee who works for our Cascade Natural Gas utility business unit in the Mount Vernon District located in Washington state, and received compensation consisting of wages, and 401(k) Plan company contributions totaling $113,619 in 2025. The CEO’s total compensation during the same time period was $4,812,252. Executive Compensation 71 MDU RESOURCES GROUP, INC.

Executive Compensation

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between CAP and the Company's financial performance.

Required Tabular Disclosure of CAP Versus Performance

The table below discloses information concerning CAP to our PEOs and, on average, to our non-PEO NEOs, cumulative TSR, Net Income, and a Company-selected measure of Adjusted Income from Continuing Operations for each of the years presented. The Company selected Adjusted Income from Continuing Operations as the most important measure in linking CAP to our NEOs' and Company's performance for 2025 because it was the predominant performance metric in the 2025 EICP. See **2025 EICP** beginning on page 54 for further information.

(a)	(b)	(b)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
	SCT Total for PEO[(1)(2)]		CAP to PEO[(3)]		Average SCT Total for Non-PEO NEOs	Average CAP to Non-PEO NEOs	$100 Investment Based on:		Net Income (in thousands)	Adjusted Income from Continuing Operations (in thousands)
Year	Kivisto ($)	Goodin ($)	Kivisto ($)	Goodin ($)	($)[(4)]	($)[(5)]	TSR ($)[(6)]	Peer Group TSR ($)[(7)]	($)[(8)]	($)[(9)]
2025	4,812,252	—	5,813,967	—	1,580,722	1,822,955	225.11	162.61	190,395	191,571
2024	5,628,905	753,667	8,384,701	1,662,433	1,734,826	1,884,371	201.42	158.07	281,108	188,189
2023	—	7,100,593	—	4,987,034	2,113,640	1,648,546	119.82	136.67	414,707	153,269
2022	—	5,257,288	—	5,644,274	1,901,639	1,998,863	122.13	123.89	367,489	117,252
2021	—	5,210,467	—	7,143,972	1,810,584	2,273,834	120.37	126.68	378,131	126,684

(1) Our PEOs were the following individuals: for 2025, Ms. Kivisto; for 2024, Ms. Kivisto and Mr. Goodin (who served as CEO until his retirement in January 2024); and for 2021-23, Mr. Goodin. Our non-PEO NEOs were the following individuals: for 2025, Messrs. Vollmer, Senger, Foti, and Johnson; for 2024, Messrs. Vollmer, Senger, Johnson, and Jeffrey S. Thiede, and Ms. Jones; for 2023, Messrs. Vollmer and Thiede, and Mses. Kivisto and Jones; and for 2021-22, Messrs. Vollmer and Thiede, David C. Barney, and Ms. Kivisto.

(2) Amounts for Ms. Kivisto and Mr. Goodin are as presented in the SCT in the relevant Proxy Statement for each of the years presented.

(3) To arrive at 2025 CAP for Ms. Kivisto, total compensation as reported in the SCT beginning on page 63, was adjusted for the following:

SCT Total Compensation for the PEO	4,812,252
less: Reported Value of Stock Awards in the SCT[(a)]	2,600,313
plus: Equity Award Adjustments[(a)(b)]	3,668,957
less: Change in Actuarial Present Value of Defined Benefit and Pension Plans as Reported in the SCT	66,929
plus: Aggregate Service Cost and Prior Service Costs on Defined Benefit and Pension Plans	—
CAP for the PEO	5,813,967

(a) Equity compensation grant date and year-end fair value for PSAs and RSUs with a performance condition performance measure were determined by the closing stock price on the grant date or year-end, as applicable. Equity compensation grant date fair value for awards with a market condition performance measure are determined by Monte Carlo simulation as described in Note 3 to the SCT found on page 63. Year-end fair values for awards with a market condition performance measure were determined using the same assumptions.

(b) Equity Award Adjustments in determining CAP:

PEO	Year-end Fair Value of Equity Awards Granted in the Year that are Unvested ($)	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Prior Year-end Fair Value of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or Other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
Kivisto	3,050,044	384,284	—	234,629	—	—	3,668,957

(4) Represents the average total compensation of our non-PEO NEOs as reflected in the SCT for the respective year.

PROXY STATEMENT 72

Executive Compensation

(5) To arrive at the Average 2025 CAP for our non-PEO NEOs, total compensation as reported in the SCT beginning on page 63 was adjusted for the following:

Average of SCT Total Compensation for Non-PEO NEOs	1,580,722
less: Reported Value of Stock Awards in the SCT[(a)]	544,059
plus: Equity Award Adjustments[(a)(b)]	799,482
less: Change in Actuarial Present Value of Defined Benefit and Pension Plans as Reported in the SCT	13,190
plus: Aggregate Service Cost and Prior Service Costs on Defined Benefit and Pension Plans	—
Average CAP for the Non-PEO NEOs	1,822,955

(a) Equity compensation grant date and year-end fair value for PSA and RSUs with a performance condition metric were determined by the closing stock price on the grant date or year-end, as applicable. Equity compensation grant date fair value for awards with a market condition metric are determined by Monte Carlo simulation as described in Note 3 to the SCT on page 63. Year-end fair value for awards with a market condition metric were determined using the same assumptions.

(b) Equity Award Adjustments for average non-PEO NEOs:

Year	Year-end Fair Value of Equity Awards Granted in the Year that are Unvested ($)	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Prior Year-end Fair Value of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or Other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2025	638,155	69,605	—	91,722	—	—	799,482

(6) Represents value of $100 invested in Company Stock on December 31, 2020, as of December 31, 2021, December 31, 2022, December 31, 2023, December 31, 2024, and December 31, 2025, assuming dividends are reinvested in Company stock at the frequency paid.

(7) Pursuant to SEC rules, the TSR figures assume an initial investment of $100 on December 31, 2020. The peer group referenced for purposes of the TSR comparison included:

2021	2022-23*	2024**	2025***
Alliant Energy Corporation	Alliant Energy Corporation	Alliant Energy Corporation	Alliant Energy Corporation
Ameren Corporation	Ameren Corporation	Ameren Corporation	Atmos Energy Corporation
Atmos Energy Corporation	Atmos Energy Corporation	APi Group Corporation	Avista Corporation
Black Hills Corporation	Black Hills Corporation	Atmos Energy Corporation	Black Hills Corporation
CMS Energy Corporation	CMS Energy Corporation	Avista Corporation	Chesapeake Utilities Corporation
Dycom Industries, Inc.	Dycom Industries, Inc.	Black Hills Corporation	IDACORP, Inc.
EMCOR Group, Inc.	EMCOR Group, Inc.	CMS Energy Corporation	MGE Energy, Inc.
Evergy, Inc.	Evergy, Inc.	Comfort Systems USA, Inc.	National Fuel Gas Company
Granite Construction Incorporated	Granite Construction Incorporated	Dycom Industries, Inc.	New Jersey Resources Corporation
Jacobs Engineering Group Inc.	KBR, Inc.	EMCOR Group, Inc.	NiSource Inc.
KBR, Inc.	Martin Marietta Materials, Inc.	Evergy, Inc.	Northwest Natural Holding Company
Martin Marietta Materials, Inc.	MasTec, Inc.	KBR, Inc.	Northwestern Energy Group Inc.
MasTec, Inc.	MYR Group Inc.*	MYR Group Inc.	OGE Energy Corp.
NiSource Inc.	NiSource Inc.	New Jersey Resources Corporation	ONE Gas, Inc.
Pinnacle West Capital Corporation	Pinnacle West Capital Corporation	NiSource Inc.	Otter Tail Corporation
Portland General Electric Company	Portland General Electric Company	OGE Energy Corp.	Pinnacle West Capital Corporation
Quanta Services, Inc.	Quanta Services, Inc.	Pinnacle West Capital Corporation	Portland General Electric Company
Southwest Gas Holdings, Inc.	Southwest Gas Holdings, Inc.	Portland General Electric Company	Southwest Gas Holdings, Inc.
Summit Materials, Inc.	Summit Materials, Inc.	Primoris Services Corporation	Spire Inc.
Vulcan Materials Company	Vulcan Materials Company	Southwest Gas Holdings, Inc.	TXMN Energy, Inc.
WEC Energy Group, Inc.	WEC Energy Group, Inc.	WEC Energy Group, Inc.	

* Jacobs Engineering Group Inc. was replaced with MYR Group Inc. in 2022 because of its size relative to the Company.

** Following the completion of the Knife River spinoff, the Compensation Committee revised the peer group. Companies associated with the construction materials industry, including Granite Construction Incorporated, Martin Marietta Materials, Inc., Summit Materials, Inc., and Vulcan Materials Company, were removed. Other companies were removed because of their size relative to the Company following the spinoff, including MasTec, Inc. and Quanta Services, Inc. APi Group Corporation, Avista Corporation, Comfort Systems USA, Inc., New Jersey Resources Corporation, OGE Energy Corp., and Primoris Services Corporation were added to the peer group based on their industry and size relative to the Company.

73 MDU RESOURCES GROUP, INC.

Executive Compensation

*** Following the completion of the Everus spinoff, the Compensation Committee revised the peer group. Companies associated with the construction services industry, including APi Group Corporation, Comfort Systems USA, Inc., Dycom Industries, Inc., EMCOR Group, Inc., KBR, Inc., MYR Group Inc, and Primoris Services Corporation, were removed. Other companies were removed because of their size relative to the Company following the spinoff, including Ameren Corporation, CMS Energy Corporation, Evergy, Inc., and WEC Energy Group, Inc. Chesapeake Utilities Corporation, IDACORP, Inc., MGE Energy, Inc., National Fuel Gas Company, Northwest Natural Holding Company, Northwestern Energy Group Inc., ONE Gas, Inc., Otter Tail Corporation, Spire Inc., and TXMN Energy, Inc. were added to the peer group based on their industry and size relative to the Company.

TSR for the peer group companies were as follows:

Peer Group	12/31/2020 ($)	12/31/2021 ($)	12/31/2022 ($)	12/31/2023 ($)	12/31/2024 ($)	12/31/2025 ($)
2021	100.00	126.68	122.95	135.19	171.77	206.45
2022-23	100.00	126.83	123.89	136.67	173.57	210.58
2024	100.00	118.80	120.77	122.09	158.07	199.97
2025	100.00	117.81	120.62	116.35	139.72	162.61

(8) Reflects net income prepared in accordance with GAAP for each of the years presented.

(9) As required by Item 402(v) of Regulation S-K, the Company has determined that Adjusted Income from Continuing Operations is the Company Selected Measure, because the Company believes it is the most important financial performance measure used to link CAP of the NEOs to the Company's performance for the most recently completed fiscal year. The Company places significant emphasis on Adjusted Income from Continuing Operations because it reflects income from the Company's primary operations, which drive sustained long-term growth. Adjusted Income from Continuing Operations is a non-GAAP measure defined as Income from Continuing Operations, adjusted for items that the Compensation Committee considers to be unusual or non-recurring, as follows:

- The effect from asset sales, dispositions, and retirements not contemplated in the Company's financial plan;
- The effect from transaction costs associated with acquisitions, divestitures, mergers, or other strategic transactions not contemplated in the Company's financial plan;
- The effect from unanticipated changes and interpretations of tax laws or accounting rules not contemplated in the Company's financial plan; and
- To the extent determined appropriate, the effect of any extraordinary and nonrecurring items, not contemplated in the Company's financial plan.

2025 Most Important Financial Measures

The 2025 most important financial performance measures used by the Company to link PEO and Non-PEO NEOs' CAP to Company performance are listed, each of which is described in more detail in the **CD&A** beginning on page 46.

2025 Most Important Measures (Unranked)
Adjusted Income from Continuing Operations
Cumulative Adjusted EPS
rTSR

Descriptions of the Information Presented in the Pay Versus Performance Table

We are providing the graphics below to illustrate the relationship between our PEO CAP and non-PEO NEOs' CAP as a group and Company performance, as set forth and described in and under **Pay Versus Performance** beginning on page 72, including the Company and compensation benchmarking peer group cumulative TSR, Net Income, and Adjusted Income from Continuing Operations. For each of the graphics below, PEO CAP 1 refers to Ms. Kivisto and PEO CAP 2 refers to Mr. Goodin.

PROXY STATEMENT 74

CAP vs. TSR Our TSR is a reflection of our stock price and dividends paid over a period of time and is important to stockholders as it measures the performance of an investment in our Common Stock in the marketplace. The following chart depicts the PEO and average non-PEO NEO CAP compared to the value of $100 invested in Company and peer company stock during the applicable years assuming dividends are reinvested at the frequency paid: C A P (in th ou sa nd s) TS R PEO CAP 1 PEO CAP 2 Average Non-PEO NEO CAP TSR Peer TSR 12/31/21 12/31/22 12/31/23 12/31/2024 12/31/25 $0 $2,500 $5,000 $7,500 $10,000 $0 $50 $100 $150 $200 $250 CAP vs. Net Income The following chart depicts the PEO and average non-PEO NEO CAP compared to the Net Income during the applicable years: C A P (in th ou sa nd s) N et Incom e (in m illions) PEO CAP 1 PEO CAP 2 Average Non-PEO NEO CAP Net Income 12/31/21 12/31/22 12/31/23 12/31/24 12/31/25 $0 $2,500 $5,000 $7,500 $10,000 $0 $100 $200 $300 $400 $500 Executive Compensation 75 MDU RESOURCES GROUP, INC.

CAP vs. Adjusted Income from Continuing Operations The following chart depicts the PEO and average non-PEO NEO CAP compared to the Company’s Adjusted Income from Continuing Operations during the applicable years: C A P (in th ou sa nd s) A djusted Incom e from C ontinuing O perations (in m illions) PEO CAP 1 PEO CAP 2 Average Non-PEO NEO CAP Adjusted Income from Continuing Operations 12/31/21 12/31/22 12/31/23 12/31/24 12/31/25 $0 $2,500 $5,000 $7,500 $10,000 $0 $100 $200 $300 $400 $500 Executive Compensation PROXY STATEMENT 76

PROPOSAL Approval of Amended and Restated LTIP 3 ☑ The Board recommends a vote FOR this proposal. The LTIP was initially approved by the Board on February 7, 1997, and first became effective upon stockholders’ approval at the 1997 Annual Meeting. The LTIP has been amended and restated several times, most recently in 2025, and will continue to remain in effect until it is either terminated by the Board or all shares thereunder have been issued. On February 19, 2026, subject to stockholder approval at the Annual Meeting, the Board adopted an amended and restated LTIP to increase the number of shares of Common Stock available for issuance pursuant to awards by 6,564,000 shares, expand eligibility for a director emeritus to participate in the plan, and incorporate certain administrative updates. The last time the Company requested stockholder approval for additional shares to the reserve was April 24, 2001. Material Changes We are seeking stockholder approval to make the following material changes to the LTIP: • Increase the number of shares of Common Stock available for issuance under the LTIP by 6,564,000 shares, for a total of 15,806,806 shares available for issuance. As of March 12, 2026, we had 204,706,024 shares of Common Stock outstanding, 234,225 unissued shares available for grant under the LTIP, and 1,475,630 shares subject to outstanding awards, including 578,722 PSAs (at target performance) and 896,908 RSUs. There are no outstanding stock options or stock appreciation rights as of March 12, 2026. The additional 6,564,000 shares, combined with the shares currently available for grant, are expected to be sufficient based on historical granting practices over the past five years, and assuming the trading price of our Common Stock remains at or above its current level, to provide enough shares for the life of the plan. • Expand eligibility for a director emeritus to participate in the plan. Why Stockholders Should Approve the Proposal The Board believes that the LTIP, as amended and restated, is in the best interests of the Company and its stockholders for the following reasons: • Equity-based awards are a fundamental part of how we align the compensation of our executive officers, key employees, non-employee directors, and directors emeriti with the interests of our stockholders. Awards granted under the LTIP are intended to promote growth, improve performance, and further align grantees’ interests with those of stockholders through the ownership of additional shares of Common Stock. • Our equity award program provides the Company and its subsidiaries with the ability to retain, reward, and to the extent necessary, attract executives, key employees, non-employee directors, and directors emeriti. • Our equity award programs follow best practices based on peer benchmarking, including: ◦ Three-year cliff vesting for both PSAs and RSUs; ◦ Mix of PSAs and RSUs; ◦ Equally-weighted performance measures of cumulative adjusted EPS and rTSR for PSAs; ◦ Dividend equivalents are paid only on vested shares; and ◦ Double trigger upon a change in control. 77 MDU RESOURCES GROUP, INC.

• If stockholders do not approve the increase in the share reserve, the share reserve will be too low to appropriately implement our compensation plans during and after 2027. This limitation could have significant consequences to the Company and stockholders by requiring us to significantly increase cash compensation, which would otherwise be available for operations, in order to attract, retain, and reward our executives, key employees, non-employee directors, and directors emeriti. Payment of cash in lieu of equity compensation weakens the alignment of the interests among our executives, key employees, non-employee directors, directors emeriti, and stockholders. Historical Net Burn Rate and Overhang We review a number of metrics to assess the cumulative impact of our equity compensation program: • Burn Rate. Burn Rate is equal to our total equity awards granted, less cancellations, divided by the weighted-average of Common Stock outstanding. The net burn rate shows how rapidly the shares reserved for our LTIP are being depleted, while reflecting the cancelled awards returned to the plan. Monitoring our burn rate helps us limit long-term stockholder dilution from LTI. • Overhang. Overhang measures potential stockholder dilution, and is equal to the number of shares subject to our outstanding equity awards, plus the number of shares available to be granted, divided by total shares outstanding at year-end. Over the last three years, our overhang has averaged 1.13%. If the 6,564,000 shares requested in this proposal were added to the number of shares available at 2025 year-end, our overhang would have been 4.05%. • Dilution. Dilution is calculated by our outstanding equity awards divided by total shares outstanding at year-end. 2025 (%) 2024 (%) 2023 (%) Average (%) Burn Rate 0.21 0.20 0.23 0.21 Overhang 0.84 1.11 1.43 1.13 Dilution 0.52 0.59 0.38 0.50 Key Provisions of the LTIP, As Amended and Restated The description below summarizes the material terms of the LTIP, as amended and restated, and is qualified in its entirety by the complete text of the LTIP, which is attached as Appendix. The capitalized terms used, but not defined in this summary, have the meanings ascribed to them in the LTIP. Purpose of the Plan The LTIP’s purpose is to promote the success, and enhance the value, of the Company by linking the personal interests of executives, key employees, non-employee directors, and director emeriti to those of stockholders and customers. The LTIP also enhances the Company’s ability to motivate, attract, and retain talented employees. Proposal 3: Approval of Amended and Restated LTIP PROXY STATEMENT 78

Types of Awards The Compensation Committee may make certain awards under the LTIP: PSAs. PSAs may be awarded in amounts and under terms and conditions as determined by the Compensation Committee. The Compensation Committee will set performance goals to determine, based on the level of goal achievement, the ultimate number of shares to be issued to the participant. No dividends are required to be paid on PSAs. The Compensation Committee is authorized to grant dividend equivalent rights with respect to PSAs, which, unless otherwise determined by the Compensation Committee, will be paid commensurate with distribution of the respective PSAs to the participant. Payments of dividend equivalents, if any, will be made in cash and/or shares of Common Stock after the performance period ends based on the performance level achieved. The Compensation Committee may apply restrictions to shares, as deemed appropriate. RSUs. RSUs may be awarded in amounts and under terms and conditions as determined by the Compensation Committee. RSUs are similar to restricted stock awards in that the value of an RSU is denominated in shares of stock. However, unlike a restricted stock award, no shares of stock are transferred to the participant until the RSU award’s vesting conditions are satisfied. Participants have no voting rights with respect to any RSUs and no dividends are required to be paid on RSUs. The Compensation Committee is authorized to grant dividend equivalent rights with respect to RSUs, which, unless otherwise determined by the Compensation Committee, will be paid commensurate with distribution of the respective RSUs to the participant. Restricted Stock. Restricted stock may be awarded in amounts and under terms and conditions as determined by the Compensation Committee, including time-based or performance-based vesting restrictions. Before vesting, participants holding restricted stock may exercise full voting rights with respect to those shares and, subject to the Compensation Committee’s right to determine otherwise at the time of grant, will receive regular cash dividends. Director and Director Emeritus Stock Awards. The Compensation Committee may grant a stock award to a non- employee director or director emeritus based on the requisite service rendered as a non-employee director or director emeritus. Historically, these awards have been fully vested and granted in arrears. Other Awards. The Compensation Committee may grant other awards, including Common Stock, based upon the attainment of certain performance goals established by the Compensation Committee, the payment of shares in lieu of cash, the payment of cash based on attainment of performance goals, and the payment of shares in lieu of cash under the EICP or other incentive or bonus programs in the future. The Compensation Committee will determine the terms and conditions of awards granted under the LTIP on a grant-by- grant basis, subject to limitations contained in the LTIP. Eligibility Officers, key employees, non-employee directors, and director emeriti are eligible to participate in the LTIP. Twenty employees and eight non-employee directors are currently eligible to participate in the LTIP. Mr. Johnson will be retiring from the Board when his term expires at the conclusion of the Annual Meeting per the Corporate Governance Guidelines, and has been designated a director emeritus for a one-year term following the Annual Meeting. If the LTIP, as amended and restated, is approved by stockholders, as a director emeritus, he will be entitled to participate in the LTIP. Administration The LTIP is administered by the Compensation Committee, or any other committee appointed by the Board. Subject to the terms of the LTIP, the Compensation Committee has full power to determine the persons to receive awards, as well as the size, type, and terms of awards. The Compensation Committee may also amend outstanding awards subject to restrictions stated in the LTIP. Proposal 3: Approval of Amended and Restated LTIP 79 MDU RESOURCES GROUP, INC.

Shares Subject to the Plan With the approval of the additional 6,564,000 shares, the total maximum number of shares that may be issued pursuant to awards under the LTIP will be 15,806,806 shares, subject to certain adjustments for equity restructuring events. Shares underlying lapsed or forfeited restricted stock awards are not treated as having been issued under the LTIP. Shares withheld from an award to satisfy tax withholding obligations are counted as shares issued under the LTIP. Shares that are potentially deliverable under an award that expires or is canceled, forfeited, settled in cash, or otherwise settled without the delivery of shares are not treated as having been issued under the LTIP. Shares issued under the LTIP may be authorized but unissued shares of Common Stock, treasury stock, or shares purchased in the open market. If an equity restructuring occurs (e.g., stock dividend, stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend), the Compensation Committee will equitably adjust the LTIP to prevent dilution or enlargement of rights by modifying (i) the number and kind of shares deliverable, (ii) individual limitations, and (iii) the terms and conditions of outstanding awards, including the number and kind of shares subject to outstanding awards, price of shares subject to outstanding awards, performance goals, the market price of shares, per-share results, and other terms and conditions. In the event of other changes in capitalization (e.g., merger, consolidation, or liquidation), the Compensation Committee may also make adjustments, as described above. The number of shares subject to any award will be rounded down to a whole number when adjustments are made. Adjustments are final, binding, and conclusive. See Equity Compensation Plan Information on page 84 for further information. Individual Award Limitations Subject to certain adjustments and exclusions, the aggregate value of awards that may be granted during any calendar year to a non-employee director or director emeritus will not exceed $600,000. The maximum grant of awards to an officer or key employee during any calendar year is the greater of 500,000 shares or awards having an aggregate grant date value that exceeds $8,000,000. For any award that is deferred (in total or partially), the limit applies only in the year of the initial deferral, and not in the year of payment, and the limit does not apply to dividends or dividend equivalents paid with respect to any award or shares held by the participant. Minimum Vesting Requirements Under the LTIP, the minimum vesting period for awards is at least one year with the exception of non-employee director and director emeritus equity awards, which are paid in arrears. Vestings of RSUs may occur ratably each month, quarter, or anniversary of the grant date. The Compensation Committee does not have discretion to accelerate vesting of full value awards, except in the event of a change in control or similar transaction, or the death, disability, or termination of employment of a participant. The Compensation Committee may grant up to 790,340 shares of full value awards that have a shorter vesting period or no vesting requirement. This represents approximately 5% of the maximum number of shares. Amendment, Modification, and Termination The Board may, at any time and from time to time, amend or terminate the LTIP, provided that no amendment will be made without stockholder approval if required under SEC or NYSE rules. Performance Goals The Compensation Committee has full discretion to establish the performance goal(s) from which performance-based vesting conditions will be measured. The performance goals may be measured on a corporate, subsidiary, business unit, or individual basis, or a combination thereof. Performance goals may reflect absolute entity or individual performance or a relative comparison of entity or individual performance to the performance of a peer group of entities or other external measures. Proposal 3: Approval of Amended and Restated LTIP PROXY STATEMENT 80

Forfeiture of Awards Each award agreement will set forth the participant’s rights with respect to the award, including provisions relating to complete or partial forfeiture. The Compensation Committee may specify in an award agreement that rights and benefits with respect to an award may be subject to reduction, cancellation, forfeiture, or recoupment upon certain events, including but not limited to termination of employment for cause, termination of employment without cause, termination of the provisions of services to the Company, or pursuant to any clawback policy adopted by the Company. Transferability Except as otherwise determined by the Compensation Committee and set forth in the applicable award agreement and subject to the provisions of the LTIP, awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated other than by will or by the laws of descent and distribution, and a participant's rights with respect to such shares or units shall be exercisable only by the participant or the participant’s legal representative during the participant’s lifetime. Change in Control Upon a change in control, except as may otherwise be provided in the applicable award agreement, the following terms will apply to awards granted on or after January 1, 2024: • each outstanding award shall vest in full (provided that the treatment of any performance goals applicable to the award will be determined in accordance with the terms of the applicable award agreement), except that such accelerated vesting shall not apply to the extent that a “Replacement Award” is granted to the participant; and • the Compensation Committee may determine that (a) outstanding awards that become vested may be cancelled in exchange or payment in cash, property, or a combination thereof having an aggregate value equal to the value of such awards, or (b) outstanding awards may be replaced with Replacement Awards. An award generally qualifies as a Replacement Award if it is of the same type (i.e., restricted stock, PSA, or RSU) as the replaced award (performance-based awards may be subject solely to time-based vesting and the applicable performance goals will be treated in accordance with the terms of the applicable award agreement), has a value equal to the value of the replaced award, and contains vesting terms substantially identical to those of the replaced award. With respect to awards granted prior to January 1, 2024, the terms of the LTIP at the time of grant (as it relates to a change in control) will continue to apply. Clawbacks The LTIP provides that, if the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under the U.S. securities laws, the Company or the Compensation Committee may, or shall if required, take action to recover incentive-based compensation from specific executive officers in accordance with the Clawback Policy, and the applicable SEC and NYSE rules. U.S. Income Tax Considerations The following is a summary of certain U.S. tax considerations with respect to awards under the LTIP. The discussion is based on U.S. tax laws and regulations currently in effect, which are subject to change, and the discussion does not purport to be a complete description of the U.S. tax aspects of the LTIP. A participant may also be subject to state and local taxes in connection with the grant of awards under the LTIP. Proposal 3: Approval of Amended and Restated LTIP 81 MDU RESOURCES GROUP, INC.

PSAs and RSUs. A participant who has been granted a PSA or RSU will not recognize income as long as the award remains unsettled. When the PSA or RSU is settled and one or more shares is/are issued, the participant will recognize ordinary income equal to the then FMV of the issued shares, and the Company will be entitled to a corresponding deduction for tax purposes. Since no stock is transferred to the participant on the grant date, an election to have the PSA or RSU taxed at the grant date cannot be made because Section 83(b) of the IRC requires a transfer of stock. Restricted Stock. A participant will not recognize income at the time of the grant of restricted stock, provided that the stock subject to the award is subject to restrictions that constitute a “substantial risk of forfeiture” for U.S. income tax purposes. Upon the later vesting of shares subject to an award, the participant will recognize ordinary income equal to the then FMV of those shares and the Company will be entitled to a corresponding deduction for tax purposes. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains or losses, as applicable, with the basis in the shares equal to the FMV of the shares at the time of the later of delivery or vesting. Dividends paid to the participant during the restriction period, if so provided, will also be compensation income to the participant, and the Company will be entitled to a corresponding deduction for tax purposes. A participant who makes an election under Section 83(b) of the IRC will include the full FMV of the restricted stock award as taxable income in the year of grant at the grant date FMV. Deduction Limits. Section 162(m) of the IRC generally limits the Company’s ability to deduct compensation in excess of $1 million per year for persons who are “covered employees,” defined to include the CEO, CFO, the three other most highly-paid executive officers, and any employee who has been a covered employee for any fiscal year beginning after December 31, 2016. All compensation which becomes taxable in the year is generally subject to this deduction limit if the aggregate amount of compensation of the covered employee exceeds $1 million. With respect to the Company’s granting of awards under the LTIP or the payment of compensation to the extent such compensation would not be deductible under Section 162(m) of the IRC, the Company considers the deductibility of awards granted under the LTIP as only one factor in determining executive compensation. The Company also considers other factors in determining which types of awards to grant, even to the extent such grant results in the compensation relating to the award not being deductible under Section 162(m). Accordingly, while the Compensation Committee will consider these deduction limits in setting the size, terms, and conditions of awards, the Compensation Committee may decide to grant awards that exceed the deduction limit. Withholding of Taxes. The Company may withhold amounts from participants to satisfy tax withholding requirements. Except as otherwise provided by the Compensation Committee, participants may have shares withheld from awards to satisfy the tax withholding requirements, provided such withholding does not trigger adverse accounting consequences. Tax Advice. The preceding discussion is based on U.S. tax laws and regulations currently in effect, which are subject to change, and the discussion does not purport to be a complete description of the U.S. income tax aspects of the LTIP. A participant may also be subject to state and local taxes in connection with the grant of awards under the LTIP. The Company suggests participants consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them. Accounting Treatment Under FASB ASC 718, the Company is required to recognize compensation expense on its income statement over the requisite service period or performance period based on the grant date fair value of equity-based compensation. Proposal 3: Approval of Amended and Restated LTIP PROXY STATEMENT 82

Awards Granted Under LTIP The following table presents the number of shares of Common Stock subject to awards that have been granted to the individuals and groups indicated below since inception of the LTIP, as of December 31, 2025: Name Director Stock Awards(1) PSA Awards(2) RSU Awards Kivisto — 247,644 494,432 Vollmer — 116,647 318,132 Senger — 68,014 101,143 Foti — 19,771 8,473 Johnson — 33,845 92,923 All current executive officers as a group (8 people) — 580,294 1,206,947 All current non-employee directors as a group (8 people) 6,095 — — Each nominee for election as a director(3) — — — Each associate of any of such directors, executive officers, or nominees — — — Each other person who received or is to receive 5% of such options, warrants, or rights — — — All employees, including all current officers, who are not executive officers, as a group (14 people) — 206,264 305,015 (1) Reflects the number of shares issued to our non-employee directors since being added to the LTIP in 2025. Non-employee director equity compensation was previously issued under the MDU Resources Group Inc. Non-Employee Director Long-Term Incentive Compensation Plan, as amended May 17, 2012. (2) Reflects the number of vested PSAs for performance cycles prior to 2025 and the number of outstanding PSAs at target for performance cycles beginning in 2025. (3) All of the Company’s nominees for election as directors are current directors, and their awards are reported above. The Board has approved the LTIP contingent upon stockholder approval. If the stockholders do not approve of the LTIP, the current version of the LTIP will remain in effect. At the present time, no specific determination has been made as to the grant or allocation of awards under the LTIP, whether or not it is approved by stockholders. See Director Compensation beginning on page 41, and Grants of Plan-Based Awards in 2025 on page 65 for a description of equity awards granted in 2025. The closing sale price of the Common Stock on the Record Date was $20.90. To approve the LTIP, the proposal must receive the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. Proposal 3: Approval of Amended and Restated LTIP 83 MDU RESOURCES GROUP, INC.

Equity Compensation Plan Information The following table provides information as of December 31, 2025 for compensation plans under which equity securities may be issued: (a) (b) (c) Plan Category Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (#) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights ($) Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plan (Excluding Securities Reflected in Column(a)) (#) Equity Compensation Plans Approved by Security Holders 1,071,923 (1)(4) — (2) 637,932 (3)(4) Equity Compensation Plans Not Approved by Security Holders N/A N/A N/A Total 1,071,923 — 637,932 (1) Includes all outstanding PSAs and RSUs under the LTIP as of 2025 year-end, including shares underlying PSAs (at target) granted in 2025 that will be earned only if the threshold performance goals for the 2025-27 performance period are achieved (and, if earned, will vest in December 2027). (2) PSA and RSU awards have no exercise price and, thus, are not reflected in the weighted average exercise price set forth in this column (b). (3) Includes shares available for future issuance under the LTIP in connection with grants of PSAs and RSUs. (4) The combination of the number of shares outstanding (1,071,923) and shares remaining available for future issuance (637,932) equal the 1.7 million shares available as reported in Note 12 to our financial statements in our Annual Report, which is available at investor.mdu.com/financials/annual- reports/. Proposal 3: Approval of Amended and Restated LTIP PROXY STATEMENT 84

PROPOSAL Ratification of Appointment of Our Independent Registered Public Accounting Firm 4 R The Board recommends a vote FOR this proposal. The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm retained to audit the Company’s financial statements. The Audit Committee conducts an annual evaluation of the independent registered public accounting firm’s qualifications, performance, and independence. The Audit Committee exercises sole authority to approve all audit engagement fees. The Audit Committee provides that the lead audit partner is regularly rotated, as required by law, as it did in February 2026. The Audit Committee is also involved in reviewing, evaluating, and selecting the new lead audit partner based on their qualifications when the previous lead audit partner is required to rotate off the audit engagement. The Audit Committee has appointed Deloitte as our independent registered public accounting firm for Fiscal 2026, and are asking stockholders at the Annual Meeting to ratify this appointment. Deloitte has served as our independent registered public accounting firm since 2002. The Audit Committee and the Board believe the continued retention of Deloitte to serve as the Company’s independent registered public accounting firm is in the best interests of the Company and its stockholders. Although not required by our Bylaws or otherwise, the Board is submitting the appointment of Deloitte to our stockholders for ratification because we value our stockholders’ views regarding this appointment and we view it as good corporate governance practice. If our stockholders do not ratify this appointment, it will be deemed a recommendation to the Board and the Audit Committee to consider selecting a different firm. Even if the appointment is ratified, the Audit Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders. Representatives of Deloitte will be present at the Annual Meeting and will have an opportunity to make a statement and respond to appropriate questions. Audit and Non-Audit Fees The following table summarizes the aggregate fees paid to Deloitte for professional services rendered in 2024 and 2025: 2024 2025 Fee ($) ($) Audit Fees(1) 2,803,000 (4) $3,034,000 Audit-Related Fees(2) 1,907,000 (5) 245,000 Tax Fees — — All Other Fees 4,000 (4) 4,000 Total Fees(3) 4,714,000 (5) 3,283,000 (1) Audit fees include fees for the annual audit of our consolidated financial statements and internal controls over financial reporting, statutory and regulatory audits, reviews of quarterly financial statements, other SEC filings, and, for 2025, comfort letters in connection with securities offerings. (2) Fees for Everus and other filings with the SEC in connection with the spinoff, and employee benefit plan audits. (3) Total fees include out-of-pocket expenses related to the services provided of $281,511 for 2024 and $264,000 for 2025. (4) The amounts reported have been adjusted from previously-reported amounts to reassign fees related to the use of an accounting research tool subscription from Audit Fees to All Other Fees and rounded to the nearest $1,000. (5) The amounts reported have been adjusted from previously-reported amounts to round to the nearest $1,000. 85 MDU RESOURCES GROUP, INC.

Audit Committee Preapproval Policies and Procedures The Audit Committee has a policy that it pre-approves all audit and non-audit services to be provided by our independent registered public accounting firm, including services for our subsidiaries and affiliates, regardless of the estimated cost for providing such services. The Audit Committee has delegated authority to the Audit Committee Chair to approve fees between meetings, and then reviews the fees with the Audit Committee at the following meeting. Management reviews the total amount and nature of the audit and non-audit services provided by the independent registered public accounting firm since its prior meeting, including services for our subsidiaries, with the Audit Committee at regularly-scheduled meetings. All services provided by, and fees paid to, Deloitte during 2024 and 2025 were pre-approved by the Audit Committee. Audit Committee Report The Audit Committee assists the Board in fulfilling its oversight responsibilities of the Company’s accounting policies and practices, as well as financial reporting, per its charter. The Audit Committee is responsible for the appointment, compensation, and oversight of the independent registered public accounting firm. The Company’s management is responsible for preparing our financial statements and establishing and maintaining adequate internal controls over financial reporting. The Audit Committee consists of the five independent directors named below. All of the Audit Committee members meet the independence and expertise requirements under the NYSE rules. Mr. Anderson serves as an Ex Officio Member. The Audit Committee held 9 meetings during 2025. At these meetings, the Audit Committee discussed the assessment of the Company’s internal controls over financial reporting with management, Deloitte, and the internal auditors. The Audit Committee also discussed with Deloitte its opinion on the Company’s internal controls over financial reporting contained in the Annual Report, which is available at investor.mdu.com/financials/annual-reports/. The Audit Committee regularly meets privately with Deloitte, the internal auditors, and the Director of Internal Auditing. The Audit Committee reviewed and discussed with management and Deloitte the 2025 audited financial statements. The Audit Committee also discussed with Deloitte the matters required to be discussed by applicable requirements of the PCAOB and SEC. The Audit Committee, both with and without management present, discussed and reviewed the results of Deloitte’s examination of the financial statements and the overall quality of the Company’s financial reporting. The Audit Committee engages in an annual evaluation of the independent registered public accounting firm’s qualifications. In evaluating and selecting the Company’s independent registered public accounting firm, the Audit Committee considered, among other things, historical and recent performance of the firm; an analysis of known significant legal or regulatory proceedings related to the firm; external data on audit quality and performance, including PCAOB reports; industry experience; audit fee revenues; firm capabilities and audit approach; and the independence, tenure, and partner rotation of the audit firm. The Audit Committee also considers the advisability and potential impact of selecting a different independent registered public accounting firm. The Audit Committee obtained from Deloitte the written disclosures and the letter required by applicable PCAOB requirements regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, and has discussed with Deloitte its independence and any relationships that may affect its objectivity. The Audit Committee also considers whether non-audit services provided by Deloitte, if applicable, are compatible with maintaining Deloitte’s independence. The Audit Committee has satisfied itself that Deloitte is independent. As a result of this evaluation, the Audit Committee approved the appointment of Deloitte as the Company’s independent registered public accounting firm for 2026. Proposal 4: Ratification of Appointment of Our Independent Registered Public Accounting Firm PROXY STATEMENT 86

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report, which is available at investor.mdu.com/financials/annual- reports/. Members of the Audit Committee Douglas W. Jaeger Chair Vernon A. Dosch Member Charles M. Kelley Member Tammy J. Miller Member Priti R. Patel Member Darrel T. Anderson Ex Officio Member Proposal 4: Ratification of Appointment of Our Independent Registered Public Accounting Firm 87 MDU RESOURCES GROUP, INC.

Responsible Business Stewardship We are committed to providing our customers of today with reliable and affordable energy while also implementing more sustainable, long-term strategies, and being good stewards of the environment for our customers of tomorrow. We have a responsibility to deliver the critical energy our customers depend on in ways that thoughtfully utilize our resources, protect the environment, help our customers and communities thrive, and provide value to our stockholders. Throughout our sustainability journey, we have made meaningful progress on behalf of these stakeholders by further integrating our responsible business stewardship into our corporate strategy. We made significant positive impacts towards our commitments to People, Planet, and Principles: People As a dedicated community partner and trusted employer, we play a vital role in shaping healthy and thriving communities. We enhanced our commitment to our employees in 2024 by further increasing our investment in their safety. We provided additional support for our local safety committees, increased focus on sharing near-misses to enhance our safety culture, and implemented programs to help our employees prevent injuries. These investments have proven effective–our recordable injury rate and days away, restricted, or transferred rate for both our utility and pipeline businesses decreased each year from 2023 to 2025. We are proud of the values that drive us, the respectful way we work together to support our customers, communities, and stockholders, and we strive to continue these values through future generations. Planet We are committed to doing our part to ensure a more sustainable, low-carbon future. Our electric and natural gas distribution business and pipeline business made steady and significant progress toward each of our three long-term environmental goals: • Electric. As of Fiscal 2025, we have reduced our owned and co-owned generation resources’ electric GHG emissions intensity by 44% compared to 2005 levels, setting us up for success in achieving our 45% reduction by 2030 goal. • Natural Gas Distribution. As of Fiscal 2024, we have reduced our natural gas distribution utility’s fugitive, planned, and unplanned methane releases by 10% compared to 2022 levels within our natural gas distribution system, representing solid progress against our 30% reduction by 2035 goal. • Pipeline. As of Fiscal 2024, we have reduced our pipeline’s methane emissions intensity by 35% compared to 2020 rates, exceeding our 25% reduction by 2030 goal. Principles The Board believes deeply that it must be fit for its purpose, and provide strategic value to the Company. Therefore, because our strategy and responsible business stewardship, including our Board’s oversight of each, are interconnected, the Board and each of its standing committees have responsible business-related oversight responsibilities. This structure reflects the Board’s emphasis on responsible business stewardship. We recognize that our customers count on us every day for the energy they need, and we take very seriously the commitment of supplying that energy today—and far into the future—in a responsible way. Together, we are energizing lives for a better tomorrow. To learn more about our responsible business practices, see our Impact Report, which is presented consistent with SASB, TCFD, EEI, and AGA reporting standards and is available at mdu.com/responsiblebusiness/. PROXY STATEMENT 88

Stockholder Ownership Directors and Executive Officers The table below presents the number of shares of Common Stock beneficially owned by each of our directors and NEOs, and by all directors, NEOs, and other executive officers as a group, as of the Record Date. Each person has sole voting and investment power for the number of shares shown, except as otherwise noted below. Beneficial ownership is determined in accordance with SEC rules. Name Common Stock Beneficially Owned (#)(1) Percent of Class (%) Anderson 17,594 * Dosch 16,130 * Durkin 11,367 * Foti — * Jaeger 12,726 * D. Johnson(2) 188,108 * R. Johnson 84,550 * Kelley 8,031 * Kivisto(3) 217,029 * Miller 6,031 * Patel 4,849 * Senger 63,457 * Vollmer 193,791 * All 16 directors and executive officers as a group, including the NEOs 976,459 0.5 * Less than 1% of the class. Percent of class is calculated based on 204,706,024 outstanding shares as of the Record Date. (1) This column includes shares held in the 401(k) Plan. (2) Mr. Johnson disclaims all beneficial ownership of 163 shares owned by his spouse. Mr. Johnson will be retiring from the Board when his term expires at the conclusion of the Annual Meeting per the Corporate Governance Guidelines, and has been designated a director emeritus for a one-year term following the Annual Meeting. (3) The total includes 531 shares owned by Ms. Kivisto’s spouse. 89 MDU RESOURCES GROUP, INC.

Stockholder Ownership

Principal Stockholders

The following table provides information on stockholders who beneficially owned more than 5% of our Common Stock as of the Record Date according to reports filed with the SEC as of such date:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)	Percent of Class (%)
BlackRock, Inc. 50 Hudson Yards New York, New York 10001	25,349,251(1)	12.4(1)
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, Pennsylvania 19355	22,997,452(2)	11.3(2)
Barrow Hanley Mewhinney & Strauss LLC 2200 Ross Avenue, 31st Floor Dallas, Texas 75201	12,894,945(3)	6.01(3)

(1) Reflects shares beneficially owned as of October 31, 2024, according to Amendment No. 2 to Schedule 13G filed with the SEC on November 7, 2024. As reported in this schedule, BlackRock, Inc. reported sole voting power with respect to 24,806,749 shares and sole dispositive power with respect to 25,349,251 shares.

(2) Reflects shares beneficially owned as of December 31, 2024, according to Amendment No. 13 to Schedule 13G filed with the SEC on January 30, 2025. As reported in this schedule, The Vanguard Group, Inc. reported sole dispositive power with respect to 22,718,609 shares, shared dispositive power with respect to 278,843 shares, and shared voting power with respect to 68,455 shares.

(3) Reflects shares beneficially owned as of December 31, 2025, according to Schedule 13G filed with the SEC on February 11, 2026. As reported in this schedule, Barrow Hanley Mewhinney & Strauss LLC reported sole voting power with respect to 9,467,326 shares and sole dispositive power with respect to 12,894,945 shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires that our directors, officers, and persons who own more than 10% of the Common Stock file reports of ownership and changes in ownership of the Common Stock with the SEC. Based solely on our review of copies of such forms filed with the SEC, and written representations furnished to us that no other reports were required during 2025, we believe that during 2025, the persons subject to Section 16(a) reporting complied with all applicable Section 16(a) filing requirements, except for one Form 4 disclosing that Mr. Boese's 401(k) was inadvertently rebalanced on May 15, 2025, resulting in the inadvertent purchase of additional shares of Common Stock.

PROXY STATEMENT 90

91 MDU RESOURCES GROUP, INC.

Additional Information Deadlines and Procedures for Nominations and Stockholder Proposals for the 2027 Annual Meeting Nominations and Stockholder Proposals Procedure Deadline Proposals for Inclusion in Our 2027 Proxy Materials Under SEC Rule 14a-8, if a stockholder would like us to include a proposal in our Proxy Statement and form of proxy for the 2027 Annual Meeting pursuant to SEC Rule 14a-8, our Corporate Secretary must receive the proposal at our Corporate Headquarters in order to be considered for inclusion in the 2027 Proxy Statement. December 2, 2026 Director Nominations Under Our Proxy Access Bylaw Under our proxy access bylaw, a stockholder or group of stockholders may nominate one or more director candidates to be included in our 2027 Proxy Statement, provided that the stockholder(s) and nominee(s) satisfy the requirements specified in the Bylaws. In addition, Rule 14a-19 under the Exchange Act requires additional information be included in director nomination notices, including a statement that the stockholder intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors. If any change occurs with respect to such stockholder’s intent to solicit the holders of shares representing at least 67% of such voting power, such stockholder must notify us promptly. Notices of proxy access nomination for the 2027 Annual Meeting should be addressed to the Corporate Secretary at our Corporate Headquarters. You should carefully review the requirements specified in the Bylaws, which are available at investor.mdu.com/ governance/governance-documents. No earlier than November 2, 2026, and no later than December 2, 2026 Other Proposals or Nominations for the 2027 Annual Meeting Under our Bylaws, a stockholder may nominate a person as a director, or present other items of business at an Annual Meeting. The requirements for such notice can be found in our Bylaws, which are available at investor.mdu.com/ governance/governance-documents. No earlier than January 11, 2027, and no later than February 10, 2027 PROXY STATEMENT 92

Frequently Asked Questions Q: What constitutes a quorum for the Annual Meeting? A: We will have a quorum and be able to conduct the business of the Annual Meeting if the holders of a majority of the shares of Common Stock outstanding and entitled to vote are present at the Annual Meeting, either in person or by proxy. We will count abstentions and broker non-votes, if any, as present and entitled to vote in determining whether we have a quorum. Q: Who may vote at the Annual Meeting? A: Only stockholders of record on the books of the Company as of the close of business on the Record Date are entitled to vote at the Annual Meeting, and any adjournments or postponements of the meeting, on the items of business described in this Proxy Statement. There were 204,706,024 shares of Common Stock outstanding as of the Record Date. Each share of Common Stock is entitled to one vote. Q: Can I vote shares held in employee plans? A: If you hold shares of Common Stock through the 401(k) Plan, your proxy card includes the number of shares allocated to your plan account. Your proxy card will serve as a VIF for these shares for the plan trustee to vote the shares. The trustee will vote only those shares for which voting instructions have been given. To allow sufficient time for voting by the trustees of these plans, your voting instructions must be received by 11:59 p.m. EDT on May 10, 2026. Q: Could matters be voted on at the Annual Meeting other than the proposals on page 3? A: We do not know of any other business that will be presented at the Annual Meeting. If any other matters are properly brought before the meeting for consideration, then the persons named as proxies will have the discretion to vote on those matters for you using their best judgment. Q: What happens if I do not vote my shares? A: This depends on how you hold your shares and the type of proposal. If you hold your shares in “street name,” such as through a bank or brokerage account, it is important that you cast your vote if you want it to count for Proposals 1, 2, and 3. If you do not instruct your bank or broker regarding how to vote your shares, no votes will be cast on your behalf on Proposals 1, 2, and 3 because the broker does not have discretionary authority to vote. This is called a “broker non-vote.” Your bank or broker will have discretion to vote any uninstructed shares on Proposal 4. If you are a “stockholder of record,” meaning your stock ownership is reflected directly on the books and records of the Company’s transfer agent, or if you hold your shares through the 401(k) Plan, no votes will be cast on your behalf on any of the proposals if you do not cast your vote. Q: How will the votes be counted? A: Broadridge will tabulate and certify the votes. A representative of Broadridge will serve as the independent inspector of election. A majority of outstanding shares of stock entitled to vote must be present in person or represented by proxy to hold the Annual Meeting. Abstentions and broker non-votes are counted for purposes of determining whether a quorum is present at the Annual Meeting. If you are a beneficial holder and do not provide specific voting instructions to your broker, the organization that holds your shares will not be authorized to vote your shares, which will result in broker non-votes, on proposals other than Proposal 4. 93 MDU RESOURCES GROUP, INC.

The following chart describes the proposals to be considered at the Annual Meeting, the vote required to elect directors and to adopt each other proposal, and the manner in which votes will be counted: Proposal Voting Options Vote Required to Approve Effect of Abstentions Effect of “Broker Non-Votes” 1 Elect eight directors to the Board to serve one-year terms For, against, or abstain on each nominee A nominee for director will be elected if the votes cast for such director nominee exceed the votes cast against such nominee. Cumulative voting is not permitted. No effect No effect 2 Vote, on an advisory basis, to approve the NEOs’ compensation For, against, or abstain Affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. Same effect as votes against 3 Approve the Amended and Restated LTIP 4 Ratify the appointment of Deloitte as the Company’s independent registered public accounting firm for Fiscal 2026 Brokers have discretion to vote Q: What is the difference between a “stockholder of record” and a beneficial owner of shares held in “street name?” A: Stockholder of Record: If on the Record Date your shares are registered directly in your name with the Company’s transfer agent, you are considered a “stockholder of record” of those shares. In this case, the Notice has been sent to you directly by us. Beneficial Owners of Shares Held in Street Name: If on the Record Date your shares are held in a brokerage account or by a bank, trust, or other nominee or custodian, then you are considered the beneficial owner of those shares, which are held in “street name.” In this case, the Notice has been forwarded to you by that broker, bank, trustee, or other nominee or custodian. The broker, bank, trustee, or other nominee or custodian holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to instruct that broker, bank, trustee, or other nominee or custodian as to how to vote the shares held in your account by following the voting instructions that the broker, bank, trustee, or other nominee or custodian provides. Q: Can I change my mind after voting my shares? A: Yes, you may revoke your proxy at any time before it is used by: • sending a written notice to our Corporate Secretary at our Corporate Headquarters, • delivering a valid proxy card with a later date, • providing a later-dated vote by telephone, scanning, Internet, or app, or • voting at the Annual Meeting. Frequently Asked Questions PROXY STATEMENT 94

Q: How do I attend the Annual Meeting? A: We are pleased to welcome stockholders to the Annual Meeting. The Annual Meeting will be held in a virtual-only format to make the meeting accessible to a greater number of stockholders. All stockholders will be afforded the same rights they would have had at a physical meeting. The live audio webcast of the meeting will begin promptly at 3:00 p.m. CDT. Online access to the audio webcast will open shortly prior to the start of the meeting to allow time for you to log-in and test your device’s audio system. The virtual meeting platform is supported across browsers and devices running the most updated version of applicable software and plug-ins. Participants should give themselves plenty of time to log in, ensure they have a strong Internet connection, and can hear streaming audio prior to the start of the Annual Meeting. We encourage you to access the meeting in advance of the designated start time. A support line will be available on the meeting website shortly prior to, and during, the meeting to assist stockholders with any technical difficulties they may have accessing or hearing the meeting. To be admitted to the Annual Meeting, you will need to log-in to virtualshareholdermeeting.com/MDU2026 using the 16-digit control number found on your Notice, proxy card, VIF, or email previously sent to stockholders entitled to vote at the Annual Meeting. Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to provide that your vote will be represented at the Annual Meeting. Q: Will there be a question and answer session at the Annual Meeting? A: Live questions may be submitted online shortly prior to, and during, the Annual Meeting by logging in with the 16-digit control number at virtualshareholdermeeting.com/MDU2026. We will answer questions during the meeting that are pertinent to the Company as time permits and in accordance with our rules of conduct for the Annual Meeting, which will be available on the virtual meeting website. Questions and answers may be grouped by topic and substantially similar questions may be grouped and answered once. Answers to any pertinent questions that are not addressed during the meeting may be published following the meeting on our corporate website at investor.mdu.com. Q: Will the Annual Meeting be available for replay? A: A replay of the Annual Meeting will be made publicly available approximately 24 hours after the Annual Meeting at investor.mdu.com. The replay will be available for approximately one year. Q: Who pays the cost of this proxy solicitation? A: The Company will pay for the cost of the solicitation of proxies, including the preparation, printing, and mailing of the proxy materials. Proxies may be solicited, without additional compensation, by our directors, officers, or employees by mail, telephone, facsimile, in person, or otherwise. We will request banks, brokers, and other custodians, nominees, and fiduciaries to deliver proxy materials to the beneficial owners of the Common Stock and obtain their voting instructions, and we will reimburse those firms for their expenses under both SEC and NYSE rules. In addition, we have retained Okapi Partners, LLC to assist us in the solicitation of proxies for a fee of $10,500 plus out-of-pocket expenses. Q: Why did I receive a notice, but no proxy materials? A: We are furnishing proxy materials to our stockholders primarily over the Internet under the SEC’s notice and access rules instead of mailing full sets of the printed materials. We believe that this procedure reduces costs, provides greater flexibility to our stockholders, and decreases the environmental impact of our Annual Meeting. Our Environmental Policy is available at investor.mdu.com/governance/governance-documents. On or about April 1, 2026, we started mailing a Notice or Proxy Statement and form of proxy, as applicable, to our stockholders. Proxies are being solicited by the Board to be voted at our Annual Meeting. The Notice contains instructions on how to access our Proxy Statement and Annual Report on the Internet and vote online. If you received a Notice, you will not receive paper copies of the proxy materials, unless you request them. If you received a Notice and would like to receive paper copies of the proxy materials, please follow the instructions on the Notice for requesting the materials, and we will promptly mail the materials to you. Frequently Asked Questions 95 MDU RESOURCES GROUP, INC.

Q: What is “householding” and how does it affect me? A: The Company has adopted the “householding” procedure approved by the SEC, which allows us to deliver one set of documents to a household of stockholders instead of delivering a set to each stockholder in a household, unless we have been instructed otherwise. This procedure is more environmentally friendly and cost-effective because it reduces the number of copies to be printed and mailed. Stockholders who receive proxy materials in paper form will continue to receive separate proxy cards/VIFs to vote their shares. Stockholders who receive the Notice will get instructions on submitting their proxy cards/VIF via the Internet. If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact Broadridge using their contact information provided under Helpful Resources on page 100. We will promptly deliver the proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information concerning householding. Q: How can I find the results of the voting after the Annual Meeting? A: We will announce preliminary voting results at the Annual Meeting, and will publish final results on a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting. Frequently Asked Questions PROXY STATEMENT 96

No Incorporation by Reference The content of the websites referred to in this Proxy Statement are not incorporated by reference into this Proxy Statement. The information provided in the Impact Report is not part of this Proxy Statement and is not incorporated by reference as part of this Proxy Statement. The sections entitled Audit Committee Report and Compensation Committee Report shall not constitute “soliciting material,” shall not be deemed “filed” with the SEC, and are not to be incorporated by reference into any of our other filings under the Securities Act or the Exchange Act, except to the extent we specifically incorporate such report by reference therein. 97 MDU RESOURCES GROUP, INC.

Cautionary Note Regarding Forward-Looking Statements This Proxy Statement contains forward-looking statements within the meaning of the U.S. securities laws. Forward-looking statements are all statements other than statements of historical fact, all statements which address activities, events, or developments that the Company anticipates will or may occur in the future, all statements based on underlying assumptions (any of which are based, in turn, upon further assumptions), including without limitation those statements that are identified by the words “anticipates,” “estimates,” “expects,” “intends,” “plans,” “predicts,” and similar expressions, in each case related to such things as growth estimates, stockholder value creation, the Company’s “CORE” strategy, capital expenditures, financial guidance, trends, objectives, goals, strategies, EPS growth targets, dividend payout ratio targets, customer rates, regulatory approvals, responsible business, and other such matters, each of which is a forward-looking statement. These forward-looking statements are based on many assumptions and factors, which are detailed in the Company’s SEC filings. While made in good faith, these forward-looking statements are based largely on our expectations and judgments and are subject to a number of risks and uncertainties, many of which are unforeseeable and beyond our control. For additional discussion of risks and uncertainties that may affect forward-looking statements, see “Risk Factors” disclosed in the Annual Report and subsequent SEC filings. You may access our Annual Report at investor.mdu.com/financials/ annual-reports/. Any changes in such assumptions or factors could produce significantly different results. Undue reliance should not be placed on forward-looking statements, which speak only as to the date they are made. Except as required by applicable law, the Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise. PROXY STATEMENT 98

Glossary 401(k) Plan MDU Resources Group, Inc. 401(k) Retirement Plan, as amended and restated AGA American Gas Association AI Artificial Intelligence Annual Meeting 2026 Annual Meeting of Stockholders Annual Report Annual Report on Form 10-K for Fiscal 2025 ASC Accounting Standards Codification bcf Billion Cubic Feet Board The Company’s Board of Directors Broadridge Broadridge Financial Solutions, Inc. CAO Chief Accounting and Regulatory Affairs Officer CAP Compensation Actually Paid CARES Cascade Arrearage Relief and Energy Savings program CD&A Compensation Discussion and Analysis CEO Chief Executive Officer CHRO Chief Human Resources, Safety, and Administration Officer CIC Severance Plan MDU Resources Group, Inc. Change in Control Severance Plan CIO Chief Information Officer Clawback Policy Incentive Compensation Recovery Policy CLO Chief Legal Officer and Corporate Secretary Common Stock The Company’s Common Stock, par value $1.00 per share Company MDU Resources Group, Inc. Compensation Committee Compensation and Human Capital Committee Corporate Headquarters 1200 West Century Avenue, P.O. Box 5650, Bismarck, North Dakota 58506 CUO Chief Utilities Officer CyROC Cyber Risk Oversight Committee DCP MDU Resources Group, Inc. Deferred Compensation Plan DDCP Deferred Compensation Plan for Directors Defined Contribution Plan MDU Resources Group, Inc. Nonqualified Defined Contribution Plan Deloitte Deloitte & Touche LLP Director Compensation Policy MDU Resources Group, Inc. Director Compensation Policy EDP Cascade Energy Discount Program EEI Edison Electric Institute EICP MDU Resources Group, Inc. Executive Incentive Compensation Plan EIT Enterprise Information Technology EPS Earnings Per Share ERM Enterprise Risk Management Everus Everus Construction Group, Inc. (NYSE: ECG) Exchange Act Securities Exchange Act of 1934, as amended FMV Fair Market Value FASB Financial Accounting Standards Board Fiscal 2024 Fiscal year ending December 31, 2024 Fiscal 2025 Fiscal year ending December 31, 2025 Fiscal 2026 Fiscal year ending December 31, 2026 Foundation MDU Resources Foundation GAAP U.S. Generally Accepted Accounting Principles GHG Greenhouse Gas Governance Committee Nominating and Governance Committee IR Investor Relations IRC Internal Revenue Code of 1986, as amended IRS Internal Revenue Service Knife River Knife River Corporation (NYSE: KNF) LTI The Company’s Long-Term Incentive Program LTIP MDU Resources Group, Inc. Long-Term Performance- Based Incentive Plan, as amended and restated MPC Management Policy Committee MW Megawatt NEO Named Executive Officer Notice Notice of Internet Availability of Proxy Materials NYSE New York Stock Exchange PCAOB Public Company Accounting Oversight Board Pension Plan MDU Resources Group, Inc. Pension Plan for Non- Bargaining Unit Employees Pension Plans Pension Plan and WBI Pension Plan PEO Principal Executive Officer PSA Performance Share Award Record Date March 12, 2026 RSU Restricted Stock Unit (time-based) rTSR TSR percentile rank over a three-year performance period relative to the Company’s custom LTI peer group SASB Sustainability Accounting Standards Board Say-on-Pay A non-binding, advisory vote to approve the compensation of our NEOs SCT Summary Compensation Table SEC U.S. Securities and Exchange Commission SISP MDU Resources Group, Inc. Supplemental Income Security Plan TCFD Task Force on Climate-related Financial Disclosures TSR Total Stockholder Return VIF Voting Instruction Form WBI Pension Plan Williston Basin Interstate Pipeline Company Pension Plan 99 MDU RESOURCES GROUP, INC.

Helpful Resources Annual Meeting virtualshareholdermeeting.com/MDU2026 Board of Directors Board investor.mdu.com/governance/board-of-directors Committees investor.mdu.com/governance/committee-composition Committee Charters investor.mdu.com/governance/governance-documents Management MPC investor.mdu.com/governance/executive-management Public Reporting Annual Report investor.mdu.com/financials/annual-reports/ Proxy Statement mduproxy.com Impact Report mdu.com/sustainability/ Governance Documents investor.mdu.com/governance/governance-documents Amended and Restated Certificate of Incorporation Bylaws Corporate Governance Guidelines Policies investor.mdu.com/governance/governance-documents Accident Incident Response Investigation and Reporting Policy Employee Safety Policy Environmental Policy Equal Employment Opportunity Policy Harassment Policy Human Rights Policy Incentive Compensation Recovery Policy Insider Trading Policy Leading With Integrity Policy Procedures for Communications with the Board of Directors Prevention of Violence in the Workplace Policy Stock Ownership Policy Vendor Code of Conduct Contacts To Request a Copy of the Annual Report 1200 West Century Avenue Bismarck, North Dakota 58503 701-530-1000 chieflegalofficer@mduresources.com Attention: Chief Legal Officer and Corporate Secretary To Request Copies of the Internet Notice or Proxy Materials Broadridge Financial Solutions, Inc. (Tabulator/Inspector of Election) proxyvote.com sendmaterial@proxyvote.com 800-579-1639 To Change Your Householding Election Broadridge Financial Solutions, Inc. Householding Department 51 Mercedes Way Edgewood, New York 11717 866-540-7095 For Questions or Assistance Voting Okapi Partners, LLC (Proxy Solicitor) Stockholders in the United States and Canada: 844-201-1170 Stockholders in all other locations: 212-297-0720 Banks and brokers: 212-297-0720 PROXY STATEMENT 100

Appendix MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan (Amended and Restated as of May 11, 2026) Article 1. Establishment, Purpose, and Duration 1.1 Establishment of the Plan. MDU Resources Group, Inc., a Delaware corporation (the “Company”), hereby amends and restates this long-term incentive compensation plan, known as the “MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan” (the “Plan”) as set forth in this document. The Plan permits the grant of Restricted Stock, Restricted Stock Units (“RSUs”), Performance Stock Units (“PSUs”), Annual Director Stock Awards, Performance Share Awards (“PSAs”), and other awards. The Plan first became effective when approved by stockholders at the annual meeting on April 22, 1997. The Plan has been amended and restated several times, most recently effective May 11, 2026. The Plan shall remain in effect as provided under Section 1.3 herein. 1.2 Purpose of the Plan. The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of Participants to those of the Company’s stockholders and customers. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Participants whose judgment, interest, and effort upon which the success of its operation is largely dependent. 1.3 Duration of the Plan. The Plan shall remain in effect, subject to the right of the Board of Directors to terminate the Plan at any time pursuant to Article 14 herein, until all Shares subject to it shall have been purchased or acquired according to the Plan's provisions. Article 2. Definitions Whenever used in the Plan, the following terms shall have the meanings set forth below and, when such meaning is intended, the initial letter of the word is capitalized: 2.1 “Annual Director Stock Award” means an Award of fully-vested Shares to a Non-Employee Director based on the requisite service rendered as a Non-Employee Director during the applicable service measuring period as determined and approved by the Board for the Annual Director Stock Award (i.e., Non-Employee Director compensation paid in arrears). Such applicable measuring period may be the calendar year, the period between the Company's Annual Meetings of stockholders, or any other designated period of time. 2.2 “Award” means, individually or collectively, a grant under the Plan of Restricted Stock, RSUs, PSUs, Annual Director Stock Awards, PSAs, or any other type of award permitted under Article 9 of the Plan. 2.3 “Award Agreement” means an agreement entered into by each Participant and the Company, setting forth the terms and provisions applicable to an Award granted to a Participant under the Plan. 2.4 “Board” or “Board of Directors” means the Board of Directors of the Company. 2.5 A “Change in Control” means: (a) The acquisition by any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (i) the then outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”), or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly 101 MDU RESOURCES GROUP, INC.

from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii), and (iii) of subsection (c) of this Section 2.5; (b) Individuals who, as of May 11, 2026, which is the effective date of the Plan, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; (c) Consummation of a reorganization, merger, or consolidation, sale, or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or (d) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company. For avoidance of doubt, unless otherwise determined by the Board, the sale of a subsidiary, operating entity, or business unit of the Company shall not constitute a Change in Control for purposes of this Agreement. 2.6 “Code” means the Internal Revenue Code of 1986, as amended from time to time. 2.7 “Committee” means the Compensation and Human Capital Committee of the Board, or any other committee of Non- Employee Directors appointed by the Board, appointed by the Board to administer the Plan with respect to Awards in accordance with Section 3. 2.8 “Company” means MDU Resources Group, Inc., a Delaware corporation, or any successor thereto as provided in Article 17 herein. 2.9 “Director” means any individual who is a member of the Board of Directors of the Company. 2.10 “Director Emeritus” means any non-Director designated by the Board of Directors to serve in an advisory capacity to the Board of Directors as described in the Company’s Corporate Governance Guidelines. 2.11 “Disability” means “permanent and total disability” as defined under Section 22(e)(3) of the Code. 2.12 “Dividend Equivalent” means, with respect to Shares subject to an Award, a right to be paid an amount equal to dividends declared on an equal number of outstanding Shares. Appendix PROXY STATEMENT 102

2.13 “Eligible Service Provider” means an Employee, Non-Employee Director, or Director Emeritus who is eligible to participate in the Plan, as set forth in Section 5.1 herein. 2.14 “Employee” means any full-time or regularly-scheduled part-time employee of the Company or of the Company's Subsidiaries, who is not covered by any collective bargaining agreement to which the Company or any of its Subsidiaries is a party. Directors who are not otherwise employed by the Company are not Employees. For purposes of the Plan, transfer of employment of a Participant between the Company and any one of its Subsidiaries (or between Subsidiaries) shall not be deemed a termination of employment. 2.15 “Exchange Act” means the Securities Exchange Act of 1934, as amended. 2.16 “Fair Market Value” means, to the extent that the Stock is readily tradable on an established securities market, any of, provided consistently applied, (i) the average of the high and low sale prices, or (ii) the closing price, on the trading day of, the trading day before, or, if there is no such sale on the relevant date, then on the last previous day on which a sale was reported, as reported in the Consolidated Transaction Reporting System, or any other reasonable method using actual transactions in the Stock. To the extent that the Stock is not readily tradable on an established market, the fair market value of the Stock as of a valuation date means a value determined by the reasonable application of a reasonable valuation method. The determination whether a valuation method is reasonable, or whether an application of a valuation method is reasonable, is made based on the facts and circumstances as of the valuation date. 2.17 “Full Value Award” means an Award pursuant to which Shares may be issued. 2.18 “Non-Employee Director” means a Director who is not an Employee. 2.19 “Participant” means an Eligible Service Provider who has an outstanding Award granted under the Plan. 2.20 “Performance Goals” mean the performance goals established by the Committee, which may be based on the attainment of one or any combination of performance metrics determined appropriate by the Committee, including, but not limited to, one or more of the following measures: sales or revenues, earnings per share, stockholder return and/or value, funds from operations, cash flow from operations (dollar target or as a percentage of revenue), gross margin or gross profit (dollar target or as a percentage of revenue), operations and maintenance expense (dollar target or as a percentage of revenue), general and administrative expense (dollar target or as a percentage of revenue), total operating expense (dollar target or as a percentage of revenue), operating income (dollar target or as a percentage of revenue), pre-tax income (dollar target or as a percentage of revenue), earnings before interest, taxes, depreciation, and amortization or “EBITDA” (dollar target or as a percentage of revenue), earnings before interest and taxes or “EBIT” (dollar target or as a percentage of revenue), gross income, net income, cash flow, earnings, return on equity, return on invested capital, return on assets, return on net assets, working capital as percentage of revenue, days sales outstanding/accounts receivable turnover, current ratio, capital efficiency, operating ratios, stock price, enterprise value, company value, asset value growth, net asset value, stockholders’ equity, dividends, customer satisfaction, accomplishment of mergers, acquisitions, dispositions, or similar extraordinary business transactions, safety, profit returns and margins, financial return ratios, and market performance. Performance goals may be measured solely on a corporate, subsidiary, business unit, or individual basis, or a combination thereof. Performance goals may reflect absolute entity or individual performance or a relative comparison of entity or individual performance to the performance of a peer group of entities or other external measure. 2.21 “Performance Share” or “PSA” means an Award granted to an Eligible Service Provider, as described in Article 8 herein. 2.22 “Performance Stock Unit” or “PSU” means an Award granted to an Eligible Service Provider, as described in Article 8 herein. 2.23 “Period of Restriction” means the period during which the transfer of Restricted Stock is limited in some way, as provided in Article 6 herein. 2.24 “Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act, as used in Sections 13(d) and 14(d) thereof, including usage in the definition of a “group” in Section 13(d) thereof. 2.25 “Restricted Stock” means an Award of Shares granted to a Participant pursuant to Article 6 herein. Appendix 103 MDU RESOURCES GROUP, INC.

2.26 “Restricted Stock Unit” or “RSU” means an Award of Shares granted to a Participant pursuant to Article 7 herein. 2.27 “Service Provider” means an Employee, a Non-Employee Director, or a Director Emeritus. 2.28 “Shares” means the shares of Common Stock of the Company. 2.29 “Subsidiary” means any corporation that is a “subsidiary corporation” of the Company as that term is defined in Section 424(f) of the Code. Article 3. Administration 3.1 The Committee. The Plan shall be administered by the Committee. 3.2 Authority of the Committee. The Committee shall have full power, except as limited by law, the Amended and Restated Articles of Incorporation, and the Bylaws of the Company, subject to such other restricting limitations or directions as may be imposed by the Board and subject to the provisions herein, to determine the size and types of Awards; to determine the terms and conditions of such Awards in a manner consistent with the Plan; to construe and interpret the Plan and any agreement or instrument entered into under the Plan; to establish, amend, or waive rules and regulations for the Plan’s administration; and (subject to the provisions of Article 14 herein) to amend the terms and conditions of any outstanding Award. Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan. As permitted by law, the Committee may delegate its authorities as identified hereunder. 3.3 Restrictions on Share Transferability. The Committee may impose restrictions on any Shares acquired pursuant to Awards under the Plan as it may deem advisable, including, without limitation, restrictions to comply with applicable U.S. securities laws, with the requirements of any stock exchange or market upon which such Shares are then listed and/or traded and with any blue sky or state securities laws applicable to such Shares. 3.4 Approval. The Board or the Committee shall approve all Awards made under the Plan and all elections made by Participants, prior to their effective date, to the extent necessary to comply with Rule 16b-3 under the Exchange Act. 3.5 Decisions Binding. All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders or resolutions of the Board shall be final, conclusive, and binding on all persons, including the Company, stockholders, Service Providers, Participants, and their estates and beneficiaries. 3.6 Costs. The Company shall pay all costs of administration of the Plan. Article 4. Shares Subject to the Plan 4.1 Number of Shares. Subject to Section 4.2 herein, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be 15,806,806. Shares underlying lapsed or forfeited Awards of Restricted Stock shall not be treated as having been issued pursuant to an Award under the Plan. Shares that are potentially deliverable under an RSU, PSA, PSU, or any other type of Full Value Award granted under Article 9 that expires or is canceled, forfeited, settled in cash, or otherwise settled without the delivery of Shares shall not be treated as having been issued under the Plan. Shares withheld from an Award to satisfy tax withholding obligations shall be counted as Shares issued pursuant to an Award under the Plan. Shares issued pursuant to the Plan may be (i) authorized but unissued Shares of Common Stock, (ii) treasury shares, or (iii) shares purchased on the open market. Appendix PROXY STATEMENT 104

4.2 Adjustments in Authorized Shares. In the event of any equity restructuring, such as a stock dividend, stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend, the Committee shall cause an equitable adjustment to be made (i) in the number and kind of Shares that may be delivered under the Plan, (ii) in the individual limitations set forth in Section 4.3, and (iii) with respect to outstanding Awards, in the number and kind of Shares subject to outstanding Awards, price of Shares subject to outstanding Awards, any Performance Goals relating to Shares, the market price of Shares, or per-Share results, and other terms and conditions of outstanding Awards, in the case of (i), (ii), and (iii) to prevent dilution or enlargement of rights. In the event of any other change in corporate capitalization, such as a merger, consolidation, or liquidation, the Committee may, in its sole discretion, cause an equitable adjustment as described in the foregoing sentence to be made to prevent dilution or enlargement of rights. The number of Shares subject to any Award shall always be rounded down to a whole number when adjustments are made pursuant to this Section 4.2. Adjustments made by the Committee pursuant to this Section 4.2 shall be final, binding, and conclusive. 4.3 Individual Grant Limitation for Non-Employee Directors and Director Emeritus. The aggregate value of Awards that may be granted during any calendar year to a Non-Employee Director or Director Emeritus shall not exceed $600,000; provided, however, (i) with respect to any Award to a Non-employee Director which is subject to any form of a deferral election, the foregoing sub-limit shall apply only during the calendar year in which such Award, or portion thereof, is initially deferred and not in the calendar year in which the Award, or portion thereof, is ultimately paid, and (ii) such sub-limit does not apply to dividends or Dividend Equivalents paid with respect to any Award or Shares held by the Non-Employee Director or Director Emeritus. 4.4 Individual Grant Limitation for Eligible Service Providers (other than Non-Employee Directors or Director Emeriti). The maximum grant of Awards that an Eligible Service Provider who is not a Non-Employee Director or Director Emeritus may be awarded by the Company during any calendar year (excluding for this purposes any Replacement Award (as defined in Section 12. 2)) is the greater of (i) 500,000 Shares (for this purpose, (A) counting Restricted Stock on a 1-for-1 basis, and (B) counting PSU, PSA, or other equity awards as to which the number of Shares earned is dependent on the level of attainment of performance vesting conditions, counting in respect thereof the number of Shares that may be earned at maximum performance), and subject to adjustment pursuant to Section 4.2, or (ii) Awards having an aggregate grant date value that exceeds $8,000,000; provided, however, (I) with respect to any Award to which is subject to any form of a deferral election, the foregoing sub-limit shall apply only during the calendar year in which such Award, or portion thereof, is initially deferred and not in the calendar year in which the Award, or portion thereof, is ultimately paid, and (II) such sub-limit does not apply to dividends or Dividend Equivalents paid with respect to any Award or Shares held by the Participant. Article 5. Eligibility and Participation 5.1 Eligibility. Persons eligible to participate in the Plan include all officers and key Employees of the Company and its Subsidiaries, (including Employees who are members of the Board) as determined by the Committee, all Non- Employee Directors and individuals designated as a Director Emeritus. 5.2 Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from all Eligible Service Providers those to whom Awards shall be granted and shall determine the nature and amount of each Award. Article 6. Restricted Stock 6.1 Grant of Restricted Stock. Subject to the terms and conditions of the Plan, Restricted Stock may be granted to Eligible Service Providers at any time and from time to time, as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of shares of Restricted Stock granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Restricted Stock. 6.2 Restricted Stock Award Agreement. Each Restricted Stock grant shall be evidenced by a Restricted Stock Award Agreement that shall specify the Period or Periods of Restriction, the number of Restricted Stock Shares granted and such other provisions as the Committee shall determine. Appendix 105 MDU RESOURCES GROUP, INC.

6.3 Transferability. Restricted Stock granted hereunder may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Restricted Stock Award Agreement. All rights with respect to the Restricted Stock granted to a Participant under the Plan shall be available during the Participant’s lifetime only to such Participant or the Participant’s legal representative. 6.4 Certificate Legend. Each certificate representing Restricted Stock granted pursuant to the Plan shall bear a legend as follows: “The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in MDU Resources Group, Inc. Long- Term Performance-Based Incentive Plan and in a Restricted Stock Award Agreement. A copy of such Plan and such Agreement may be obtained from MDU Resources Group, Inc.” The Company shall have the right to retain the certificates representing Restricted Stock in the Company’s possession until such time as all restrictions applicable to such Shares have been satisfied. 6.5 Removal of Restrictions. Restricted Stock shall become freely transferable by the Participant after the last day of the Period of Restriction applicable thereto. Once Restricted Stock is released from the restrictions, the Participant shall be entitled to have the legend referred to in Section 6.4 removed from the Participant’s stock certificate. 6.6 Voting Rights. During the Period of Restriction, Participants holding Restricted Stock may exercise full voting rights with respect to those Shares. 6.7 Dividends and Other Distributions. Subject to the Committee’s right to determine otherwise at the time of grant, during the Period of Restriction, Participants holding Restricted Stock shall receive all regular cash dividends paid with respect to all Shares while they are so held. All other distributions paid with respect to such Restricted Stock shall be credited to Participants subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which they were paid and shall be paid to the Participant within forty five (45) days following the full vesting of the Restricted Stock with respect to which such distributions were made. 6.8 Termination of Employment. Each Restricted Stock Award Agreement shall set forth the extent to which the Participant shall have the right to receive unvested Restricted Stock following termination of the Participant’s employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Restricted Stock Award Agreement entered into with Participants, need not be uniform among all grants of Restricted Stock or among Participants, and may reflect distinctions based on the reasons for termination of employment. 6.9 Death or Disability. Except as otherwise determined by the Committee and set forth in the Restricted Stock Award Agreement, in the event of termination of employment due to death or disability, then any applicable restrictions upon unvested Restricted Stock shall lapse based on the ratio of the number of full months of employment completed by the Participant during the period from the Grant Date of the Restricted Stock Award to the date of the Participant’s death or disability, divided by the total number of months from the Grant Date until the Restricted Stock Award would have been fully vested. Article 7. RSUs 7.1 Grant of RSUs. Subject to the terms and conditions of the Plan, RSUs may be granted to an Eligible Service Provider at any time and from time to time, as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of RSUs granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Awards. 7.2 RSU Award Agreement. Each RSU grant shall be evidenced by a RSU Award Agreement that shall specify the Period or Periods of Restriction, the number of the RSUs granted, and such other provisions as the Committee shall determine, including but not limited to any rights to Dividend Equivalents. 7.3 Vesting of RSUs. The RSUs shall become vested and nonforfeitable in accordance with the Vesting Schedule set forth the in the RSU Award Agreement. Vesting may be accelerated as described in the RSU Award Agreement or in Section 7.8. Appendix PROXY STATEMENT 106

7.4 Settlement of RSUs. Each RSU, at the discretion of the Committee, shall be settled in Shares as soon as practicable after the Vesting Date but in no event later than 60 days after the unvested RSUs become vested. 7.5 Voting Rights. RSUs do not represent actual Shares. No voting rights or other rights as a stockholder of the Company arise with respect to the RSUs until Shares have been delivered upon settlement of the RSUs. 7.6 Transferability. RSUs granted hereunder may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. 7.7 Termination of Employment. Each RSU Award Agreement shall set forth the extent to which the Participant shall have the right to receive unvested RSUs following termination of the Participant’s employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the RSU Award Agreement entered into with Participants, need not be uniform among all grants of RSUs or among Participants, and may reflect distinctions based on the reasons for termination of employment. 7.8 Death or Disability. Except as otherwise determined by the Committee and set forth in the RSU Award Agreement, in the event of termination of employment due to death or disability, a portion of the unvested RSUs will vest based on the ratio of the number of full months of employment completed during the Vesting Schedule set forth in the RSU Award Agreement to the date of the Participant’s death or disability divided by the total number of months in the Vesting Schedule. Article 8. PSUs and PSAs 8.1 Grant of PSUs and PSAs. Subject to the terms and conditions of the Plan, PSUs and/or PSAs may be granted to an Eligible Service Provider at any time, and from time to time, as determined by the Committee. The Committee shall have complete discretion in determining the number of PSUs and/or PSAs granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Awards. 8.2 PSU/PSA Award Agreement. Each grant of PSUs and/or PSAs shall be evidenced by a PSU and/or PSA Award Agreement that shall specify the number of PSUs and/or PSAs granted, the initial value (if applicable), the Performance Period, the Performance Goals, and such other provisions as the Committee shall determine, including but not limited to any rights to Dividend Equivalents. 8.3 Value of PSUs/PSAs. Each PSU shall have an initial value that is established by the Committee at the time of grant. The value of a PSA shall be equal to the Fair Market Value of a Share. The Committee shall set Performance Goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or value of PSUs/PSAs that will be paid to the Participants. The time period during which the Performance Goals must be met shall be called a “Performance Period.” 8.4 Earning of PSUs/PSAs. After the applicable Performance Period has ended, the holder of PSUs/PSAs shall be entitled to receive a payout with respect to the PSUs/PSAs earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals have been achieved. 8.5 Form and Timing of Payment of PSUs/PSAs. Payment of earned PSUs/PSAs shall be made following the close of the applicable Performance Period. The Committee, in its sole discretion, may pay earned PSUs/PSAs in cash or in Shares (or a combination thereof), which have an aggregate Fair Market Value equal to the value of the earned PSUs/PSAs at the close of the applicable Performance Period. Such Shares may be granted subject to any restrictions deemed appropriate by the Committee. 8.6 Termination of Employment. Each PSU/PSA Award Agreement shall set forth the extent to which the Participant shall have the right to receive a PSU/PSA payment following termination of the Participant's employment with the Company and its Subsidiaries during a Performance Period. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all grants of PSUs/PSAs or among Participants and may reflect distinctions based on reasons for termination of employment. 8.7 Death or Disability. Except as otherwise determined by the Committee and set forth in the PSU/PSA Award Agreement, in the event of termination of employment due to death or disability, a portion of the unvested PSUs/ Appendix 107 MDU RESOURCES GROUP, INC.

PSAs will vest and be paid within 60 days of the date of death or disability in a pro-rated number of Shares based on (i) the ratio of the number of full months of employment completed by the Participant during the Performance Period to the date of the Participant’s death or disability, divided by the total number of months in the Performance Period, multiplied by (ii) the “Target Award” as that term is defined in the PSA Award Agreement. 8.8 Transferability. Except as otherwise determined by the Committee and set forth in the PSU/PSA Award Agreement, PSUs/PSAs may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and a Participant’s rights with respect to PSUs/PSAs granted under the Plan shall be available during the Participant’s lifetime only to such Participant or the Participant’s legal representative. Article 9. Other Awards The Committee shall have the right to grant other Awards, which may include, without limitation, Annual Director Stock Awards and the grant of Shares based on attainment of Performance Goals established by the Committee, the payment of Shares in lieu of cash, the payment of cash based on attainment of Performance Goals established by the Committee, and the payment of Shares in lieu of cash under other Company incentive or bonus programs. Payment under, or settlement of, any such Awards shall be made in such manner and at such times as the Committee may determine. Article 10. Beneficiary Designation Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of the Participant’s death before the beneficiary receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate. The spouse of a married Participant domiciled in a community property jurisdiction shall join in any designation of beneficiary or beneficiaries other than the spouse. Article 11. Deferrals Solely to the extent permitted by the Committee, pursuant to separate deferral election forms and other established rules and procedures, the Committee may permit a Participant to defer the Participant's receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under the Plan. If any such deferral election is permitted, only to the extent allowable under such established rules and procedures, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals. If approved by the Board, and in accordance with such established rules and procedures, a Non-Employee Director may elect to defer part or all of their annual equity grant by completing the appropriate form of deferral election with the Company. If approved by the Board, and in accordance with such established rules and procedures, a Non-Employee Director may also elect to receive their annual cash retainer payments and/or committee cash retainers from the Company in the form of cash or Awards or a combination thereof, by completing the appropriate form of election with the Company. Article 12. Rights of Service Providers 12.1 Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant’s employment at any time, for any reason or no reason in the Company's sole discretion, nor confer upon any Participant any right to continue in the employ of the Company. 12.2 Participation. No Service Provider shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive a future Award. Appendix PROXY STATEMENT 108

Article 13. Change in Control 13.1 General. Unless specified otherwise in the applicable Award Agreement, any written Company employment agreement, or any written Company change in control or severance plan or agreement applicable to the Participant, or with respect to any Award held by a Non-Employee Director or a Director Emeritus, as may be specifically described in the definitive transaction agreement relating to the Change in Control, the terms of this Article 13 shall apply to all Awards granted on or after January 1, 2024. With respect to Awards granted prior to January 1, 2024, Article 13 of the Plan in effect at the time of the grant of the Award shall continue to apply. 13.2 Impact of Change in Control. Upon the occurrence of a Change in Control, unless otherwise provided in the applicable Award Agreement, each outstanding Award shall vest in full (provided that the treatment of any performance goals applicable to the Award will be determined in accordance with the terms of the applicable Award Agreement), except that such vesting shall not apply to the extent that another award meeting the requirements of Section 13.3 (any award meeting the requirements of Section 13.3, a “Replacement Award”) is provided to the Participant to replace such Award (any award intended to be replaced by a Replacement Award, a “Replaced Award”). 13.3 Replacement Awards. An award shall meet the conditions of this Section 13.3 (and, therefore, qualify as a Replacement Award) if: (i) it is of the same type as the Replaced Award (except that for any Replaced Award that is performance-based, the award may be subject solely to time-based vesting and the applicable performance goals shall be treated in accordance with the terms of the applicable Award Agreement); (ii) it has a value equal to the value of the Replaced Award as of the date of the Change in Control, as determined by the Committee in its sole discretion; (iii) the underlying Replaced Award was an equity-based award, it relates to publicly-traded equity securities of the Company or the entity surviving the Company following the Change in Control; (iv) it contains terms relating to time-based vesting (including with respect to a termination of employment) that are substantially identical to those of the Replaced Award; and (v) its other terms and conditions are not less favorable to the Participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control) as of the date of the Change in Control. Without limiting the generality of the foregoing, a Replacement Award may take the form of a continuation of the applicable Replaced Award if the requirements of the preceding sentence are satisfied. If a Replacement Award is granted, the Replaced Award shall not vest upon the Change in Control. The determination whether the conditions of this Section 13.3 are satisfied shall be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion. 13.4 Adjustment Provisions. In the event of Change in Control, the Committee may determine that (a) outstanding Awards that become vested pursuant to Section 13.2 may be cancelled in exchange for payments of cash, property, or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee in its sole discretion; or (b) outstanding Awards may be replaced with Replacement Awards in accordance with Section 13.3. Article 14. Amendment, Modification, and Termination 14.1 Amendment, Modification, and Termination. The Board may, at any time and from time to time, alter, amend, suspend, or terminate the Plan, in whole or in part, provided that no amendment shall become effective if stockholder approval is required to enable the Plan to comply with applicable U.S. securities laws, with the requirements of any stock exchange or market upon which such Shares are then listed and/or traded and with any blue sky or state securities laws applicable to the Plan. 14.2 Awards Previously Granted. No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award, unless such termination, modification, or amendment is required by applicable law and except as otherwise provided herein. Article 15. Withholding 15.1 Tax Withholding. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to an Award made under the Plan. Appendix 109 MDU RESOURCES GROUP, INC.

15.2 Share Withholding. With respect to withholding required upon the lapse of restrictions on Restricted Stock, or upon any other taxable event arising out of or as a result of Awards granted hereunder, Participants may elect to satisfy the withholding requirement, in whole or in part, by tendering previously-owned Shares or by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the statutory total tax which could be imposed on the transaction. All elections shall be irrevocable, made in writing and signed by the Participant. Article 16. Minimum Vesting Notwithstanding any other provision of the Plan to the contrary, (a) the minimum vesting period for Full Value Awards with no performance-based vesting characteristics must be at least one year (vesting may occur ratably each month, quarter, or anniversary of the grant date over such vesting period); (b) the minimum vesting period for Full Value Awards with performance-based vesting characteristics must be at least one year; and (c) the Committee shall not have discretion to accelerate vesting of Full Value Awards, except in the event of a Change in Control or similar transaction, or the death, disability, or termination of employment of a Participant; provided, however, that (i) such minimum vesting standard does not apply with respect to Annual Director Stock Awards or Awards to a Director Emeritus, and (ii) the Committee may grant a “de minimis” number of Full Value Awards that do not comply with the foregoing minimum vesting standards. For this purpose, “de minimis” means 790,340 Shares (approximately 5% of the maximum share reserve in Section 4.1) available for issuance as Full Value Awards under the Plan, subject to adjustment under Section 4.2 herein. Article 17. Successors All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company. Article 18. Legal Construction 18.1 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural. 18.2 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included. 18.3 Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. 18.4 Governing Law. To the extent not preempted by federal law, the Plan, and all agreements hereunder, shall be construed in accordance with, and governed by, the laws of the State of Delaware. Article 19. Accounting Restatements This Article 19 shall apply to Awards granted to all Participants in the Plan. Notwithstanding anything in the Plan or in any Award Agreement to the contrary, if the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under the securities laws, the Company or the Committee may, or shall if required, take action to recover incentive-based compensation from specific executive officers in accordance with the Company's Incentive Compensation Recovery Policy, as it may be amended or substituted from time to time, and in accordance with applicable law and applicable rules of the U.S. Securities and Exchange Commission and the New York Stock Exchange. Article 20. Code Section 409A Compliance 20.1 Compliance with Code Section 409A. The Plan and each Award is intended to meet or to be exempt from the requirements of Code Section 409A, and shall be administered, construed, and interpreted in a manner that is in Appendix PROXY STATEMENT 110 accordance with and in furtherance of such intent. Any provision of the Plan that would cause an Award to fail to satisfy Code Section 409A or, if applicable, an exemption from the requirements of that Section, shall be amended (in a manner that as closely as practicable achieves the original intent of the Plan) to comply with Code Section 409A or any such exemption on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Code Section 409A. 20.2 Terminations of Employment. If an Award provides for payments or benefits that (i) constitute “deferral of compensation” within the meaning of Code Section 409A, and (ii) are triggered upon a termination of employment, then to the extent required to comply with Section 409A, the phrases “termination of employment,” “separation from service,” or words and phrases of similar import, shall be interpreted to mean a “separation from service” within the meaning of Code Section 409A. 20.3 Specified Employees. If a Participant was a “specified employee,” then to the extent required in order to comply with Code Section 409A, all payments, benefits, or reimbursements paid or provided under any Award that constitute a “deferral of compensation” within the meaning of Code Section 409A, that are provided as a result of a “separation from service” within the meaning of Section 409A and that would otherwise be paid or provided during the first six (6) months following such separation from service shall be accumulated through and paid or provided (together with interest at the applicable federal rate under Section 7872(f)(2)(A) of the Code in effect on the date of the separation from service) on the first business day that is more than six (6) months after the date of the separation from service (or, if the Participant dies during such six (6) month period, within ninety (90) days after the Participant’s death). 20.4 Releases. To the extent that payment of an amount that constitutes a “deferral of compensation” within the meaning of Code Section 409A is contingent upon the Participant executing a release of claims against the Company, the release must be executed by the Participant and become effective and irrevocable in accordance with its terms no later than the earlier of (i) the date set forth in the Award, or (ii) fifty five (55) days following separation from service. 20.5 Payment Forms and Substitutions. To the extent that any payment of an amount that constitutes a “deferral of compensation” within the meaning of Code Section 409A, and is scheduled to be paid in the form of installment payments, such payment form shall be deemed to be a right to a series of separate payments as described in Treasury Regulations § 1.409A 2(b)(2)(iii). To the extent that any Award is subject to Code Section 409A, any substitution of such Award may only be made if such substitution is made in a manner permitted and compliant with Code Section 409A. 20.6 No Company Liability. In no event will the Company or any Company subsidiary have any liability to any Participant with respect to any penalty or additional income tax imposed under Code Section 409A, even if there is a failure on the part of the Company or Committee to avoid or minimize such Section’s penalty or additional income tax. Appendix 111 MDU RESOURCES GROUP, INC.

Cautionary Note Regarding Forward-Looking Statements This annual report contains forward-looking statements within the meaning of the federal securities laws. Other than statements of historical facts, all statements which address activities, events, or developments that the company anticipates will or may occur in the future are based on underlying assumptions (many of which are based, in turn, upon further assumptions), including but not limited to, statements identified by the words “anticipates,” “estimates,” “expects,” “intends,” “plans,” and “predicts,” in each case related to such things as growth estimates, stockholder value creation, the company’s “CORE” strategy, capital expenditures, financial guidance, trends, objectives, goals, strategies, earnings per share growth targets, dividend payout ratio targets, customer rates, regulatory approvals, sustainability, and other such matters, each of which is a forward-looking statement. These forward-looking statements are based on many assumptions and factors, which are detailed in the company’s filings with the U.S. Securities and Exchange Commission. While made in good faith, these forward-looking statements are based largely on the company’s expectations and judgments and are subject to a number of risks and uncertainties, many of which are unforeseeable and beyond the company’s control. For additional discussion regarding risks and uncertainties that may affect forward-looking statements, see “Risk Factors” disclosed in the company’s most recent Annual Report on Form 10-K, and subsequent filings. Any changes in such assumptions or factors could produce significantly different results. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Except as required by applicable law, the company undertakes no obligation to update the forward-looking statements, whether as a result of new information, future events, or otherwise. Stockholder Information Common Stock Corporate Headquarters MDU Resources’ common stock is listed on the New York Stock Exchange under the symbol MDU. The stock began trading on the NYSE in 1948 and is included in the Standard & Poor’s SmallCap 600 index. Street Address: 1200 W. Century Ave. Bismarck, ND 58503 Mailing Address: P.O. Box 5650 Bismarck, ND 58506-5650 Telephone: 701-530-1000 Toll-Free Telephone: 866-760-4852 www.mdu.com Shareowner Service Plus Plan The Shareowner Service Plus Plan provides interested investors the opportunity to purchase shares of MDU Resources’ common stock and to reinvest all or a percentage of dividends without incurring brokerage commissions or service charges. The plan is sponsored and administered by Equiniti Trust Company, transfer agent and registrar for MDU Resources. For more information, contact Equiniti Trust Company at 877-536-3553 or visit shareowneronline.com. Stockholder Information and Inquiries Registered stockholders have electronic access to their accounts by visiting www.shareowneronline.com. Shareowner Online allows stockholders to view their account balance, dividend information, reinvestment details and more. The stock transfer agent maintains stockholder account information. Communications regarding stock transfer requirements, lost certificates, dividends or change of address should be directed to the stock transfer agent. Company information, including financial reports, is available at www.mdu.com and investor.mdu.com. Stockholder and Analyst Contact Brent L. Miller Telephone: 866-866-8919 or 701-530-1730 Email: Brent.Miller@MDUResources.com Transfer Agent and Registrar Equiniti Trust Company Stock Transfer Department P.O. Box 64874 St. Paul, MN 55164-0874 Telephone: 877-536-3553 www.shareowneronline.com Independent Registered Public Accounting Firm Deloitte & Touche LLP 50 S. Sixth St., Suite 2800 Minneapolis, MN 55402-1538 Note: This information is not given in connection with any sale or offer for sale or offer to buy any security.

MDU RESOURCES GROUP, INC. Trading symbol: MDU www.mdu.com